FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

Item

1	Press Release regarding Third Quarter 2017 Results

2	January - September 2017 Financial Report

3	Financial Information for January - September 2017

4	Third Quarter 2017 Earnings Presentation

5	Business Performance Summary

Item 1

Santander attributable profit for first nine months of 2017 reaches €5,077 million - up 10% after €515 million of one-off items

Underlying profit before tax was €10,175 million - up 19% in constant euros

Madrid, 26 October 2017 - PRESS RELEASE

∎	During the third quarter alone, and excluding one-off items, the Group generated a profit of €1,976 million, up 17% (+20% in constant euros) year-on-year. Including one-off items the Group generated €1,461 million in attributable profit in the third quarter, down 14%. One-off items during the quarter include previously announced integration costs relating to Banco Popular.

∎	The Group continues to be well diversified across both developed and developing markets with underlying profit increasing in 9 of the Group’s 10 core markets.

∎	Excluding the acquisition of Banco Popular, the Group added 1.7 million loyal customers over the past year, with lending and customer funds increasing by 1% and 8% respectively in constant euros.

∎	During the first nine months of 2017 income increased by 10% year-on-year in constant euros with revenues increasing in eight of the Group’s ten core markets.

∎	The Group’s fully loaded common equity tier 1 (CET1) capital ratio increased by 8bp in the quarter to 10.80%. Excluding one-off items the CET1 ratio would have increased to 10.86%.

∎	The non-performing loan (NPL) ratio reduced by 113bps to 4.24% in the quarter, due primarily to the agreement to sell the €30 billion Popular real estate asset portfolio. Excluding Popular the NPL ratio reduced to 3.51%.

∎	The Group continues to deliver on its commitment to increase tangible net asset value per share, which grew by 2% during the quarter to €4.20, and reiterates its target to deliver double digit earnings per share (EPS) growth by 2018.

Banco Santander Group Executive Chairman, Ana Botín, said:

“Our business has delivered another solid quarter of results – with positive trends and further improvements in earnings quality across all of the markets in which we operate.

Our Latin American franchises continue to perform extremely well, with excellent growth in customer numbers and lending, and further improvements in credit quality. And in Europe our business is also performing strongly, despite market challenges.

We have made good progress since acquiring Banco Popular in June 2017 – successfully raising the required capital, reaching an agreement to dispose of the real estate assets, while regaining more than €10 billion in customer deposits.

Looking forward, our focus will remain on earning customer loyalty while continuing to invest in technology to deliver the best possible customer experience. We see significant potential for further profitable growth across our business and remain confident that we will meet all commercial and financial targets, including delivering double digit EPS growth by 2018.”

Corporate Communications	1
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Summary Income Statement – Including Popular

	9M’17 (m)	9M’17 v 9M’16	9M’17 v 9M’16 (EX FX)	Q3’17 (m)	Q3’17 v Q3’16	Q3’17 v Q3’16 (EX FX)
GROSS INCOME	€36,330	+12%	+10%	€12,252	+11%	+14%
OPERATING EXPENSES	-€16,957	+8%	+7%	-€5,766	+10%	+13%
NET LOAN-LOSS PROVISIONS	-€6,930	-3%	-6%	-€2,250	-10%	-8%
PROFIT BEFORE TAX	€10,175	+20%	+19%	€3,591	+22%	+26%
UNDERLYING PROFIT	€5,592	+15%	+14%	€1,976	+17%	+20%
NON RECURRING ITEMS	-€515	+107%	+101%	-€515	—	—
ATTRIBUTABLE PROFIT	€5,077	+10%	+9%	€1,461	-14%	-10%

Results Summary

Banco Santander earned an attributable profit of €5,077 million during the first nine months of 2017, an increase of 10% compared to the same period last year after €515 million of one-off items. This was driven by further improvements in the quality and recurrence of the Group’s revenues, combined with good cost control and ongoing improvements in credit quality.

The Group continued to see positive trends across all businesses, with revenues increasing in eight of its ten core markets. Gross income increased by 12% to €36,330 million, +10% in constant euros (e.g. excluding the impact of exchange rate movements), with net interest income and fee income increasing by 12% and 15% respectively (+10% and +12% in constant euros).

During the third quarter the Group incurred a number of one-off charges, including a €300 million charge relating to the Popular integration (announced at the time of the acquisition), a €85 million charge relating to the integration of the retail and consumer franchises in Germany, and a €130 million charge relating to equity stakes, intangible assets and other items. Excluding these extraordinary items underlying profit increased by 14% in constant euros to €5,592 million.

Santander continued to help people and businesses prosper, with the number of loyal customers (people who see Santander as their main bank) growing by 1.7 million since 30 September 2016 to 16.5 million (excl. Popular). Lending and customer funds were up by 1% and 8% respectively in constant euros over the same period.

The number of customers using digital services increased by more than 4 million over the last 12 months to 24.2 million (excl. Popular). This progression in digital transformation, combined with strong cost discipline, allowed Santander to maintain its position as one of the most efficient banks in the world. The Group’s cost/income ratio, a key measure of efficiency, remained stable at 46.3% (excl. Popular).

Corporate Communications	2
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

A balanced presence across both mature and emerging markets remains one of Santander’s key strengths, with underlying profit increasing in nine of the Group’s ten core markets. In the first nine months of 2017 Europe contributed 52% of Group profit and the Americas 48%. The lending book also remains well diversified across business segments and geographies.

1.	Excluding corporate centre, and Spain real estate activities. 2. Loans excluding repos. 3. Popular included (2%).

Credit quality continued to improve with non-performing loans (NPL) reducing to 4.24%, down from 5.37% at 30 June 2017, due mainly to the agreement to sell the €30 billion Popular real estate asset portfolio. Excluding Popular the NPL ratio reduced to 3.51%.

The Group delivered strong growth across all key shareholder measures. Over the last 12 months underlying return on tangible equity, a key measure of profitability, has increased by 90 basis points to 11.8% incl. Popular, among the best of our peers. Tangible net asset value per share increased by 2% to €4.20, and earnings per share increased by 6% to €0.316 (+11% on an underlying basis).

Santander continued to grow capital organically during the period with the fully loaded CET1 ratio increasing to 10.80%, up 8 basis points since 30 June 2017. This is significantly higher than the expected minimum regulatory capital requirement for 2019 (9.5%). Excluding one-off items the CET1 ratio would have increased to 10.86%.

Country Summary (9M’17 v 9M’16)

In Brazil attributable profit increased by 49% to €1,902 million (+34% in constant euros), with ongoing investment in the customer experience driving an increase in lending volume (+9% year-on-year) and customers funds (+26% year-on-year). During the quarter loan loss provisions remained stable while the cost of credit improved, helping further strengthen the Bank’s profitability relative to peers.

In the UK attributable profit was €1,201 million, in line with the same period last year (+8% in constant euros) excluding the extraordinary gains made from the disposal of the stake in Visa Europe in Q2’16. Revenues increased year-on-year by 8.4% in constant euros as the number of 1|2|3 customers continued to grow as well as retail current account balances and loans and deposits to UK companies. Credit quality remains strong.

Corporate Communications	3
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Santander Consumer Finance continues to be a market leader in Europe, with business growing above its peers. Growth in net interest income, coupled with an NPL ratio which remains at record lows, resulted in underlying profit increasing by 14% in constant euros, to €943 million. Including the one-off item registered in the third quarter, attributable profit stood at €858 million.

In Spain, excluding Popular, attributable profit increased by 61% to €914 million after 2016 was impacted by a net charge of €216 million. Excluding this charge profit increased by 16% as the 1|2|3 strategy continued to attract new customers and drive an increase in transactions. The business delivered solid growth in new lending, with a 30% increase in mortgages and 14% increase in consumer lending. Non-performing loans have decreased over the past 12 months by 83bps to 4.99% of total loans.

Banco Popular generated an attributable loss of €122 million due to a charge of €300 million taken in the third quarter of 2017 to cover integration costs. During the quarter the Group achieved a number of important milestones to support the acquisition of Popular: completing the €7,072 million capital raise; agreeing to sell 51% of Popular’s real estate business to Blackstone; rebranding the branch network and making Santander’s ATM network available to Popular customers. The Banco Popular loyalty bond for customers who acquired Popular shares between May 26th and June 21st, 2016, has now been accepted by more than 60% of the maximum possible issuance amount.

In Mexico attributable profit increased by 16% to €532 million (+19% in constant euros) fuelled by higher interest rates and growth in loans and demand deposits. A focus on strategic commercial initiatives, including Santander Plus, coupled with significant investment in systems and infrastructure helped increase loyal customers while also improving efficiency.

In Chile attributable profit increased by 17% to €440 million (+12% in constant euros) as revenues increased and loan loss provisions fell. During the quarter the business launched the first 100% digital on-boarding system in Chile.

In the US (excluding Popular), attributable profit fell by 12% to €337 million (also -12% in constant euros) due, in part, to the impact of the hurricanes in Dallas, Florida and Puerto Rico. Santander Bank continued to make progress in improving its profitability, with the net interest margin increasing by 49bps to 2.6% and further improvements in operating efficiency. Santander Consumer USA maintained good profitability with a ROTE of 15%, despite the shift in business mix toward a lower risk profile, which is temporarily affecting revenues and volumes.

In Portugal (excluding Popular) attributable profit increased by 15% to €336 million as the commercial transformation programme continued to drive an increase in loyal customers (up 24% year-on-year). Active loan portfolio management helped improve the cost of credit and reduce the non-performing loan ratio to 6.93%, down from a 10.46% peak following the integration of Banif. During the quarter Santander became the first bank to issue a 10-year covered bond in Portugal since 2010.

In Argentina attributable profit increased by 5% to €263 million (+17% in constant euros) due to an increase in customer revenues as the business gained lending market share, and ongoing cost control discipline. The integration of Citibank’s retail business completed in August, as scheduled.

Corporate Communications	4
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

In Poland attributable profit fell 8% to €219 million (-10% in constant euros) due to gains made during 2016 relating to the sale of the stake in Visa Europe and the negative regulatory impacts. Profit before tax increased by 11% (+9% in constant euros) fuelled by good growth in commercial revenues, better efficiency and lower provisions.

About Banco Santander

Banco Santander is the largest bank in the Eurozone with a market capitalisation of €94,752 million at 29 September 2017. It has a strong and focused presence in 10 core markets across Europe and the Americas with more than 4 million shareholders and 200,000 employees serving 132 million customers.

Corporate Communications	5
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

KEY CONSOLIDATED DATA – INCLUDING BANCO POPULAR

Balance sheet (€ million)	Sep’17	Jun’17%		Sep’17	Sep’16%		Dec’16

Total assets	1,468,030	1,445,260	1.6	1,468,030	1,329,538	10.4	1,339,125
Net customer loans	854,686	861,221	(0.8)	854,686	773,290	10.5	790,470
Customer deposits	778,852	764,336	1.9	778,852	667,439	16.7	691,111
Total Customer funds	988,386	969,778	1.9	988,386	846,488	16.8	873,618
Total equity	108,723	100,955	7.7	108,723	101,122	7.5	102,699

Note: Total customer funds included customer deposits, mutual funds, pension funds, managed portfolios and insurance premiums.
Income statement (€ million)	3Q’17	2Q’17%		9M’17	9M’16%		2016

Net interest income	8,681	8,606	0.9	25,689	22,992	11.7	31,089
Gross income	12,252	12,049	1.7	36,330	32,565	11.6	43,853
Net operating income	6,486	6,401	1.3	19,373	16,931	14.4	22,766
Underlying profit before taxes*	3,591	3,273	9.7	10,175	8,451	20.4	11,288
Underlying attributable profit to the Group*	1,976	1,749	13.0	5,592	4,855	15.2	6,621
Attributable profit to the Group	1,461	1,749	(16.4)	5,077	4,606	10.2	6,204

Changes w/o FX: Quarterly: NIl: +4.9%; Gross income: +5.7%; Net operating income: +5.6%; Underlying attributable profit: +18.0%; Attributable profit: -11.7%

Year-on-year: NIl: +9.7%; Gross income: +9.6%; Net operating income: +11.7%; Underlying attributable profit: +14.2%; Attributable profit: +9.4%

EPS**, profitability and efficiency (%)	3Q’17	2Q’17%		9M’17	9M’16%		2016

Underlying EPS (euro) *	0.118	0.112	5.6	0.350	0.315	11.2	0.429
EPS (euro)	0.084	0.112	(24.7)	0.316	0.298	6.1	0.401
RoE	7.87	7.74		7.54	7.05		6.99
Underlying RoTE*	12.10	11.46		11.80	10.92		11.08
RoTE	11.31	11.46		10.99	10.50		10.38
RoA	0.61	0.63		0.59	0.56		0.56
Underlying RoRWA*	1.50	1.43		1.47	1.34		1.36
RoRWA	1.42	1.43		1.39	1.30		1.29
Efficiency ratio (with amortisations)	47.1	46.9		46.7	48.0		48.1

Solvency and NPL ratios (%)	Sep’17	Jun’17%		Sep’17	Sep’16%		Dec’16

CETl fully-loaded	10.80	9.58		10.80	10.47		10.55
CETl phase-in	12.18	10.98		12.18	12.44		12.53
NPL ratio	4.24	5.37		4.24	4.15		3.93
Coverage ratio	65.8	67.7		65.8	72.7		73.8

Market capitalisation and shares	Sep’17	Jun’17%		Sep’17	Sep’16%		Dec’16

Shares (millions)	16,041	14,582	10.0	16,041	14,434	11.1	14,582
Share price (euros)**	5.907	5.697	3.7	5.907	3.882	52.2	4.877
Market capitalisation (€ million)	94,752	84,461	12.2	94,752	56,973	66.3	72,314
Tangible book value per share (euro)**	4.20	4.11		4.20	4.11		4.15
Price / Tangible book value (X)**	1.41	1.40		1.41	0.94		1.17
P/E ratio (X)**	12.77	12.28		12.77	9.78		12.18

Other data	Sep’17	Jun’17%		Sep’17	Sep’16%		Dec’16

Number of shareholders	4,070,187	4,019,706	1.3	4,070,187	3,920,700	3.8	3,928,950
Number of employees	200,949	201,596	(0.3)	200,949	189,675	5.9	188,492
Number of branches	13,704	13,825	(0.9)	13,704	12,391	10.6	12,235
(*)	Excluding non-recurring net capital gains and provisions
(**)	Data including the capital increase in July 2017

Note: The financial information in this report has been approved by the Bank’s Board of Directors following a favourable report from the Audit Committee.

The financial information in this report includes alternative performance measures (APM). Detailled information on these measures is included at the end of the Q3’17 financial report.

Corporate Communications	6
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Important Information:

In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this press release includes certain alternative performance measures as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/2015/1415es) as well as Non-IFRS measures. The APMs and Non-IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited. These APMs and Non-IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS. Moreover, the way the Santander Group defines and calculates these APMs and Non-IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable. Please refer to the quarterly financial Report for further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFR, see Section 26 of the Documento de Registro de Acciones for Banco Santander filed with the CNMV on July 4, 2017 (available on the Web page of the CNMV -www.cnmv.es- and at Banco Santander -www.santander.com) and Item 3A of the Annual Report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission on March 31, 2017 (the “Form 20-F”). For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see note 2(a) to our consolidated financial statements on Form 20-F and to our consolidated financial statements available on the CNMV’s website (www.cnmv.es) and on Banco Santander’s website

(www.santander.com).

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Banco Santander, S.A. (“Santander”) cautions that this press release contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RORAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, industry, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. Numerous factors, including those reflected in the Annual Report on Form 20-F filed with the Securities and Exchange Commission of the United States of America (the “Form 20-F” and the “SEC”, respectively) on March 31, 2017 and the Periodic Report on Form 6-K for the six months ended June 30, 2017 filed with the SEC on October 5, 2017 (the “Form 6-K”) –under “Key Information-Risk Factors”- and in the Documento de Registro de Acciones filed with the Spanish Securities Market Commission (the “CNMV”) –under “Factores de Riesgo”- could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this press release and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise

The information contained in this press release is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the press release. No investment activity should be undertaken only on the basis of the information contained in this press release. In making this press release available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this press release nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this press release is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this press release should be construed as a profit forecast.

Corporate Communications	7
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Item 2

MAXI

FINANCIAL REPORT
January - September 2017

We want to
help people and
businesses prosper

Santander

Santander

January - September

2017 Financial Report

3 Key consolidated data

4 Highlights of the period

7 Santander aim

9 Group performance

12 General background

13 Income statement and balance sheet

20 Solvency ratios

21 Risk management

24 Business information

40 Corporate Governance

41 Corporate Social Responsibility

42 The Santander share

43 Financial information, Appendix

65 Glossary of alternative performance measures

All customers, shareholders and the general public can use Santander's official social network channels in all the countries in which the Bank operates.

JANUARY - SEPTEMBER    » Key consolidated data

KEY CONSOLIDATED DATA

(including Banco Popular)

Balance sheet (€ million)	Sep’17	Jun’17%		Sep’17	Sep’16%		Dec’16
Total assets	1,468,030	1,445,260	1.6	1,468,030	1,329,538	10.4	1,339,125
Net customer loans	854,686	861,221	(0.8)	854,686	773,290	10.5	790,470
Customer deposits	778,852	764,336	1.9	778,852	667,439	16.7	691,111
Total Customer funds	988,386	969,778	1.9	988,386	846,488	16.8	873,618
Total equity	108,723	100,955	7.7	108,723	101,122	7.5	102,699

Note: Total customer funds included customer deposits, mutual funds, pension funds, managed portfolios and insurance premiums.

Income statement (€ million)	3Q’17	2Q’17%		9M’17	9M’16%		2016
Net interest income	8,681	8,606	0.9	25,689	22,992	11.7	31,089
Gross income	12,252	12,049	1.7	36,330	32,565	11.6	43,853
Net operating income	6,486	6,401	1.3	19,373	16,931	14.4	22,766
Underlying profit before taxes*	3,591	3,273	9.7	10,175	8,451	20.4	11,288
Underlying attributable profit to the Group*	1,976	1,749	13.0	5,592	4,855	15.2	6,621
Attributable profit to the Group	1,461	1,749	(16.4)	5,077	4,606	10.2	6,204

Changes w/o FX:

Quarterly: NII: +4.9%; Gross income: +5.7%; Net operating income: +5.6%; Underlying attributable profit: +18.0%; Attributable profit: -11.7%

Year-on-year: NII: +9.7%; Gross income: +9.6%; Net operating income: +11.7%; Underlying attributable profit: +14.2%; Attributable profit: +9.4%

EPS**, profitability and efficiency (%)	3Q’17	2Q’17%		9M’17	9M’16%		2016
Underlying EPS (euro)*	0.118	0.112	5.6	0.350	0.315	11.2	0.429
EPS (euro)	0.084	0.112	(24.7)	0.316	0.298	6.1	0.401
RoE	7.87	7.74		7.54	7.05		6.99
Underlying RoTE*	12.10	11.46		11.80	10.92		11.08
RoTE	11.31	11.46		10.99	10.50		10.38
RoA	0.61	0.63		0.59	0.56		0.56
Underlying RoRWA*	1.50	1.43		1.47	1.34		1.36
RoRWA	1.42	1.43		1.39	1.30		1.29
Efficiency ratio (with amortisations)	47.1	46.9		46.7	48.0		48.1

Solvency and NPL ratios (%)	Sep’17	Jun’17%		Sep’17	Sep’16%		Dec’16
Fully-loaded CET1	10.80	9.58		10.80	10.47		10.55
Phase-in CET1	12.18	10.98		12.18	12.44		12.53
NPL ratio	4.24	5.37		4.24	4.15		3.93
Coverage ratio	65.8	67.7		65.8	72.7		73.8

Market capitalisation and shares	Sep’17	Jun’17%		Sep’17	Sep’16%		Dec’16
Shares (million)	16,041	14,582	10.0	16,041	14,434	11.1	14,582
Share price (euros)**	5.907	5.697	3.7	5.907	3.882	52.2	4.877
Market capitalisation (€ million)	94,752	84,461	12.2	94,752	56,973	66.3	72,314
Tangible book value per share (euro)**	4.20	4.11		4.20	4.11		4.15
Price / Tangible book value (X)**	1.41	1.40		1.41	0.94		1.17
P/E ratio (X)**	12.77	12.28		12.77	9.78		12.18

Other data	Sep’17	Jun’17%		Sep’17	Sep’16%		Dec’16
Number of shareholders	4,070,187	4,019,706	1.3	4,070,187	3,920,700	3.8	3,928,950
Number of employees	200,949	201,596	(0.3)	200,949	189,675	5.9	188,492
Number of branches	13,704	13,825	(0.9)	13,704	12,391	10.6	12,235

(*),- Excluding non-recurring net capital gains and provisions

(**).- Data adjusted for the capital increase in July 2017.

Note:	The financial information in this report has been approved by the Bank’s Board of Directors, following a favourable report from the Audit Committee,

In accordance with the Guidelines on Alternative Performance Measures published by the European Securities and Markets Authority on October 5th, 2015 (05/10/2015/1415es), we are attaching herewith a glossary with the definitions and the conciliation with the items presented in the income statement of certain alternative performance measures used in this document. Please refer to “Alternative Performance Measures Glossary”

FINANCIAL REPORT 2017	3

JANUARY - SEPTEMBER    » Highlights of the period

HIGHLIGHTS OF THE PERIOD

1. Banco Popular. Main actions carried out in the quarter

Capital increase

The €7,072 million capital increase carried out in July, in order to strengthen and optimise the structure of the Bank’s equity and adequately cover the acquisition of 100% of the capital of Banco Popular, was fully subscribed.

Launch of a commercial action for retail customers

Banco Santander and Banco Popular launched a joint commercial action (Fidelity Action) to repair the loyalty of those retail customers affected by the resolution of Banco Popular, who fulfil certain conditions.

•	The terms and conditions are set out in the information sheet registered on September 12 with the National Securities Market Commission.

•	The period for accepting the offer began on September 13 and will end on December 7, 2017.

•	As we went to press, the level of acceptance by affected customers was around 60%.

Santander begins to integrate Popular in Spain with benefits for its customers

Popular’s customers already have a network of more than 7,500 ATMs to withdraw cash free of charge.

Meanwhile, individual customers and the self-employed can make euro transactions between the two banks also cost free.

Reduction in Banco Popular’s real estate exposure

Once the European Commission authorised Banco Santander’s acquisition of Banco Popular without imposing any restrictions as regards competition rights, contracts were drawn up with the fund Blackstone to sell 51% of Banco Popular’s real estate business.

•	This operation is expected to be closed in the first quarter of 2018 once the corresponding regulatory authorisations have been obtained and the usual conditions in this type of transaction fulfilled.

Sale of Banco Popular’s Portuguese subsidiaries to Santander Totta

Banco Popular’s board agreed to sell some of the Portuguese subsidiaries to Santander Totta. They are intragroup operations and so have no impact on results. They are subject to the usual suspensive conditions and administrative authorisations in these cases.

Income statement 9M’17. € million

Popular
Gross income	774
Operating expenses	(484)
Net operating income	290
Net loan-loss provisions	(46)
Underlying profit before taxes	231
Underlying attributable profit to the Group	178
Net capital gains and provisions*	(300)
Attributable profit to the Group	(122)

(*) Integration costs

Banco Popular and its subsidiaries were integrated by global consolidation as of the acquisition date ( June 7, 2017)

Balance sheet September’17. € million

Popular
Net customer loans	75,751
Customer deposits	69,842
Customer funds	9,731
Pension funds and other off-balance sheet funds	7,123

NPL ratio (%)	11.17
Coverage ratio (%)	46.7

Note:	Loans including repos
Deposits including repos

4	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    » Highlights of the period

HIGHLIGHTS OF THE PERIOD

2. In the third quarter, recording of non-recurring costs mainly related to integrations

3. Creation of the Wealth Management division which will integrate its private banking and asset management business

To provide better service to Grupo Santander’s private banking customers and foster growth in the asset management business, building on our competitive advantage in 10 core markets, we announced the creation of a new global division which will integrate the private banking and asset management businesses.

The new division will create a new model of service for its existing 170.000 private banking clients worldwide, taking advantage of the scale and technological capabilities of Grupo Santander, and offering them a new digital platform to manage their financial needs with the experience, advice and closeness of an extensive network of branches and managers around the world.

Santander Private Banking manages more than 160.000 million euros in customer funds, some of which are included in the more than 180.000 million euros of assets under management in Santander Asset Management.

This new division will be integrated by:

•  A new Private Banking business.

•  Santander Asset Management.

•  International Private Banking in Miami and Switzerland.

•  The Crown Dependencies of the United Kingdom*.

(*) Pending the required regulatory authorisations

FINANCIAL REPORT 2017	5

JANUARY - SEPTEMBER    » Highlights of the period

HIGHLIGHTS OF THE PERIOD

4. Group Strategy Update

In order to maintain our commitment to transparency and improve communication with the market, Santander held its second Group Strategy Update on October 10.

The management team, both of the corporation as well as the main commercial units, explained the changes that have taken place over the last 12 months, the progress made in 2017 toward meeting the targets, and gave details of the strategy and measures to be taken to achieve the goals in 2018.

We are advancing toward meeting our targets for 2017

At the end of September, double-digit year-on-year growth in loyal and digital customers, with rises in all countries.

Fee income, a key variable in a low interest rate environment, registered double-digit growth year-on-year.

The efficiency ratio improved, in line with our target.

The cost of credit is in line with the target set for the next three years.

Underlying RoTE remained at more than 11% in September, among the best of our peers.

Earnings per share (EPS) increased 6% in the first nine months, in line with the goal of rising more by the end of the year. We also announced a plan to increase the cash dividend per share in 2017 by around 9%.

Lastly, our CET1 has been increasing quarter after quarter in order to surpass 11% in 2018.

Main objectives in 2018

We have raised the RoTE objective from the 11% indicated last year to 11.5%, while we reaffirmed the additional goals for our shareholders, which include: increase the EPS in 2016/17 and double-digit rise in 2018, efficiency ratio of between 45% and 47%, attain a FL CET1 of 11% and boost the dividend per share.

We are sticking to the objectives set at last year’s Group Strategy Update for customers, employees and society.

6	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    » Santander aim

SANTANDER AIM

FINANCIAL REPORT 2017	7

JANUARY - SEPTEMBER    » Santander aim

SANTANDER AIM

Simple | Personal | Fair

  We made further progress in implementing MyContribution, the new corporate model of performance management that strengthens the Bank’s culture as the driver of transformation. In September, we launched the 360º assessment in which executives are evaluated by their peers, direct reports and by their line manager on adopting the eight corporate behaviours in their day to day work.

  The global survey of commitment was launched throughout the Group. This gauges the level of the team’s commitment and the support for it, as well as identifying where Santander has improved and where it has to keep on focusing in order to be Simple, Personal and Fair.

  Leading by example, a training programme that will help leaders to define the role they must perform in order to instil the culture of Santander Way and carry out the transformation, was launched.

  The commercial transformation programme started in 2015 continues to drive growth in the number of customers (+1.7 million loyal ones and +4.1 million digital ones in the last 12 months).

  Of note in mobile payments was Super Wallet in Mexico, an app that allows customers to manage their cards on a centralised basis, and in Spain, Openbank launched Samsung Pay, which allows its customers agile, easy and secure payments via their mobile phones.

  We continue to move forward in our digital transformation, with the launch of Digilosofía in Spain and in Brazil: Santander One, a digital channel that offers tailored financial advice; Consignado 100% digital a mobile app; and Web Casas, a digital platform to apply for real estate loans.

  In Spain, the good reception of the 1l2l3 Smart, a 100% digital account aimed at millennials, continues. In Poland, launch of As I Want it Account, which allows customers to decide what they need and how to pay for the products and services offered.

  All shareholders were informed about the capital increase carried out in July through various channels, particularly online ones in line with the Bank’s digitalisation.

  Shareholders were informed about the second dividend charged to 2017’s earnings, which will be paid via the Santander Dividend Elección (scrip dividend) programme.

  Santander held in New York on October 10 a Group Strategy Update at which senior management gave details of the Bank’s strategy to analysts and investors and of the progress made in achieving the objectives.

  Banco Santander and the Universia Foundation concluded the ninth edition of the Becas Capacitas for shareholders and their family members with disabilities. The aim of this support programme is to contribute to the academic and professional progress of university students with disabilities.

  Banco Santander renewed its presence in the Dow Jones Sustainability Index (DSJI), where it has been present continuously since 2000.

  The latest edition of Brain Chile, an entrepreneurial contest for university students, was held and awarded CLP 47 million to the 12 winning projects out of 200 business ideas presented.

  Santander Universities and the Universia Foundation opened the door to internet of things (IoT) thanks to the recent alliance with MIOTI, the only 100% IoT institute in Spain.

  Banco Santander presented Santander X, a project of Santander Universities that aims to become, via universities throughout the world, the largest university entrepreneurial eco system in a digital environment.

8	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    » Group evolution

GROUP EVOLUTION

Activity and P&L performance

The commercial transformation is driving growth in loyal and digital customers

The number of loyal customers increased by 1.7 million in the last 12 months, with individuals as well as companies rising 12%.

The number of digital customers rose by 4 million over the same period of 2016, underscoring the strength of our multi channel strategy.

Digital banking logins increased 25% and monetary transactions 34% in the last 12 months.

Note: Excluding Popular

P&L: solid growth in profits with good evolution of revenues, costs and provisions

The third quarter profit was impacted by one-off costs of €515 million.

Excluding this impact, the underlying profit in the quarter (including Popular) stood at €1,976 million, 18% higher than the second quarter’,s excluding the forex impact.

The first nine months underlying profit amounted to €5,592 million, 14% more, excluding the forex impact.

On a like-for-like basis, that is, excluding Banco Popular, underlying profit rose 9% more than in the second quarter and 11% year-on-year (both excluding the forex impact). The latter due to:

•	Increase in commercial revenues (net interest income, +7%; fee income, +10%),

•	Operating expenses were stable in real terms, the fruit of efficiency plans developed in 2016.

•	Loan-loss provisions were lower than in the same period of 2016, backed by improved credit quality.

Santander kept up growth in commercial activity in almost all markets

Excluding Banco Popular for a like-for-like picture of business activity in the last twelve months:

•	Lending growth in the main segments and in seven of our 10 core units.

•	Funds focus on demand deposits and mutual funds. They rose in nine of the 10 core units.

Solid funding and liquidity structure. The net loan-to-deposit ratio was 110% (116% in September 2016).

(*) Page 61 includes Banco Popular income statement and balance sheet.

FINANCIAL REPORT 2017	9

JANUARY - SEPTEMBER    » Group evolution

GROUP EVOLUTION

Improvement in all credit quality ratios

Non-performing loans, excluding Banco Popular were 1% lower in the quarter and 15% in the last 12 months.

The NPL ratio dropped again in the quarter (-4 b.p. excluding Popular) and it is now at its lowest since the end of 2010, with all units performing well for the last 12 months.

Cost of credit of 1.15% excluding Popular (1.19% in September 2016) and below the target announced at the Investor Day.

Including Banco Popular, the NPL ratio was 4.24%, improving sharply in the quarter due to the disposal of Popular’s1 real estate loans following the agreement with Blackstone. The cost of credit improved to 1.12%.

(1)	Following the agreement with Blackstone, the loans to be transferred are being recorded, until their effective disposal, under non-current assets held for sale in accordance with IFRS 5.

Profitability, profit and dividend per share. Creating value for our shareholders

Both the RoTE as well as the RoRWA are the best among our peers, higher in both cases than in the first nine months of 2016.

Earnings per share (EPS) were 6% higher (+11% the underlying EPS), in both cases over the adjusted[2] figure for the first nine months of 2016.

The envisaged total dividend per share to be charged to 2017’s earnings is €0.22[3]. The first dividend was paid on August 4. The Santander Dividendo Elección (scrip dividend) programme will be applied to the second dividend.

2)	The EPS of previous periods have been adjusted for the capital increase carried out in July 2017, in accordance with IFRS 33.

3)	Total dividends charged to 2017’s earnings are subject to the Board and AGM approval. The Board approved the first interim dividend for €0.06 to be paid on 4 August and to apply the Santander Dividendo Elección (scrip dividend) programme in the second interim dividend.

Solid capital ratios and appropriate for the business model, balance sheet structure and risk profile

The CET1 fully loaded was 10.80%, 8 b.p. higher without taking into account the capital increase in July 2017 and 14 b.p. excluding one-off items.

Fully loaded total capital ratio of 14.38%, 21 b.p. more than in June 2017, also in like-for-like terms. The fully loaded leverage ratio stood at 5.0%.

Tangible capital per share is €4.20, up 2% year-on-year.

Note: Including Banco Popular.

10	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    » Group evolution

MAIN BUSINESS AREAS PERFORMANCE

Business areas (more detail in pages 24 to 39 and in the appendix)

(Changes in constant euros)

  EUROPE

•  Continental Europe posted underlying profit of €2,218 million, 11% more year-on-year excluding the one-offs in 2016 and in 2017. This growth was largely due to the fall in provisions and the improvement in fee income thanks to greater customer loyalty, as well as lower costs. Net interest income increased 1%.

All units generated higher underlying profits: double digit growth in Spain, SCF and Portugal and to a lesser extent in Poland, affected by higher taxes and regulatory impacts.

Continental Europe’s profit was 8% higher in the third quarter, due to higher revenues which were partly offset by a higher tax charge.

•  United Kingdom’s profit of €1,201 million was 8% higher than in the first nine months of 2016, excluding capital gains from VISA and restructuring costs in the second quarter of last year. The main developments were 8% growth in gross income and control of costs.

The third quarter profit was €377 million, 3% lower than in the second quarter, (as some one-offs were recorded), due to lower gross income partially offset by reduced provisions.

•  Banco Popular recorded, since its incorporation on June 7, an underlying attributable profit of €178 million, and a loss of €122 million after registering integration costs.

  THE AMERICAS

•  Latin America: profit of €3,169 million, 24% higher year-on-year, underpinned by 17% growth in gross income thanks to the good performance of net interest income, fee income and gains on financial transactions. Volumes were higher, spreads improved, loyalty was stronger and the markets’ environment was good.

Loan-loss provisions remained stable, which meant an improvement in the cost of credit, and costs grew because of the investment plans in Mexico and the transformation of Argentinean network.

Double-digit profit growth in the main units.

Profit was 7% higher than in the second quarter, spurred by net interest income.

•  United States: profit of €337 million, 12% less than in the first nine months of 2016, largely due to the fall in gross income because of the change in business mix toward a lower risk profile in SC USA, which entailed a reduction in revenues that was partly offset by lower provisions. Profit was also impacted by losses due to the sale of a portfolio and the impact of the hurricanes.

In the third quarter over the second, profit was also lower due to the effects already mentioned.

FINANCIAL REPORT 2017	11

JANUARY - SEPTEMBER    » General background

» GENERAL BACKGROUND

Grupo Santander developed its business in an economic environment that continued to strengthen. The outlook for global growth this year is 3.7%, higher than in recent years. The mature economies where the Bank conducts its activity are more dynamic, particularly the euro zone, while among the developing ones Brazil and Argentina are recovering and Mexico is growing faster.

US interest rates were held in the third quarter and Brazil’s continued to decline. The rest of central banks stuck to their benchmark rates.

Lastly, the euro strengthened in the third quarter against the currencies of the main countries where the Group operates.

Country	GDP* change	Economic performance
Eurozona	+2.1%

Growth remained at more than 2% and had virtually no impact on inflation (1.5% in September). The European Central Bank began to reduce its purchase of assets, but no interest rate changes are expected in the near future.

Spain	+3.0%

The economy is growing by more than 3% in a solid and balanced manner. The jobless rate fell to 17.2% in the second quarter. There were signs of slower job creation and moderation of confidence in the third quarter. Inflation was 1.8% in September.

Poland	+4.0%

Continued strong economic growth. Inflation still low (2.2% in September, below the central bank’s 2.5% target) and the unemployment rate still at historically low levels (5.0% in June). The central bank’s key rate (1.5%) was held.

Portugal	+2.9%

Growth accelerated in the second quarter and inflation remained low (1.4% in September) and below the ECB’s target (2%). The jobless rate dropped to 8.8% and the fiscal deficit ended 2016 at 2% of GDP, a key factor behind S&P’s decision to restore Portugal’s investment grade status.

United Kingdom	+1.6%

The economy slowed down and sterling’s depreciation is pushing up inflation (3.0% in September). The jobless rate, however, continued to fall to below the equilibrium level (4.3%). Interest rates could rise to 0.5% in November.

Brazil	0.0%

The economy returned to growth in the second quarter. Inflation eased to 2.5% and the central bank continued to soften its monetary policy, cutting the Selic rate to 8.25%. The real appreciated in the quarter to 3.4% against the dollar and depreciated 0.1% against the euro.

Mexico	+2.3%

Faster GDP growth, spurred by private consumption and exports. Inflation rose to 6.7% in August, but is expected in the medium term to move toward the target. The central bank held its key rate at 7.0%. The peso depreciated 0.8% against the dollar and 4.1% against the euro.

Chile	+0.5%

Inflation remained below 2% and the central bank held its key rate at 2.5% in the third quarter, with expectations of stability in the coming months. The peso appreciated 3.9% against the dollar in the third quarter and 0.4% against the euro.

Argentina	+1.6%

Economic policies continued to focus on correcting the macroeconomic imbalances and strengthening the external position. Inflation stabilised at below 1.5% a month and the economy recovered in the second quarter, underpinned by stronger investment and private consumption.

Estados Unidos	+2.1%

Growth accelerated in the second quarter (3.1% quarter-on-quarter annualised). The unemployment rate remained at a low (4.3%) and the Fed tightened its monetary policy (balance sheet reduction began in October). Inflation rose to 2.2% in September (1.6% in June).

(*) Year-on-year change 1H’17

 Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	9M’17	9M’16	30.09.17	30.06.17	30.09.16
US dollar	1.112	1.116	1.181	1.141	1.116
Pound sterling	0.873	0.801	0.882	0.879	0.861
Brazilian real	3.525	3.935	3.764	3.760	3.621
Mexican peso	20.974	20.403	21.461	20.584	21.739
Chilean peso	726.965	758.226	754.533	757.563	733.618
Argentine peso	17.970	16.204	20.729	18.938	17.004
Polish zloty	4.264	4.357	4.304	4.226	4.319

12	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    » Consolidated financial report

GRUPO SANTANDER RESULTS. (INCLUDING BANCO POPULAR)

Third quarter attributable profit of €1,461 million impacted by one-off charges. Excluding them, underlying profit was 13% higher (+18% in constant euros) than the second quarter at €1,976 million.

The first nine months attributable profit was €5,077 million and underlying profit stood at €5,592 million, 15% higher year-on-year and 14% in constant euros.

On an underlying basis, RoTE was 11.80% and RoRWA 1.47%, both better than in September 2016.

Total earnings per share (EPS) of €0.316, 6% higher than in the same period of 2016 (underlying EPS of €0.350, +11% year-on-year).

Grupo Santander Income statement (including Banco Popular)

    € million

				Change				Change
	3Q’17	2Q’17	%	% w/o FX	9M’17	9M’16	%	% w/o FX
Net interest income	8,681	8,606	0.9	4.9	25,689	22,992	11.7	9.7
Net fee income	2,888	2,916	(1.0)	2.8	8,648	7,543	14.7	12.4
Gains (losses) on financial transactions	422	286	47.5	54.3	1,282	1,311	(2.2)	(2.4)
Other operating income	260	240	8.3	12.0	712	720	(1.1)	(1.2)
Dividends	31	238	(87.1)	(86.5)	309	289	6.9	6.3
Income from equity-accounted method	188	160	17.5	20.8	480	314	52.8	49.4
Other operating income/expenses	42	(157)	—	—	(78)	116	—	—
Gross income	12,252	12,049	1.7	5.7	36,330	32,565	11.6	9.6
Operating expenses	(5,766)	(5,648)	2.1	5.8	(16,957)	(15,634)	8.5	7.3
General administrative expenses	(5,161)	(4,983)	3.6	7.4	(15,058)	(13,896)	8.4	7.2
Personnel	(3,000)	(2,943)	1.9	5.5	(8,856)	(8,121)	9.0	7.8
Other general administrative expenses	(2,161)	(2,039)	5.9	10.2	(6,203)	(5,775)	7.4	6.4
Depreciation and amortisation	(605)	(665)	(9.0)	(6.0)	(1,899)	(1,738)	9.2	8.2
Net operating income	6,486	6,401	1.3	5.6	19,373	16,931	14.4	11.7
Net loan-loss provisions	(2,250)	(2,280)	(1.3)	3.3	(6,930)	(7,112)	(2.6)	(6.3)
Impairment losses on other assets	(54)	(63)	(14.0)	(11.2)	(185)	(88)	109.7	103.7
Other income	(591)	(785)	(24.7)	(21.3)	(2,083)	(1,280)	62.7	58.1
Underlying profit before taxes	3,591	3,273	9.7	14.0	10,175	8,451	20.4	19.2
Tax on profit	(1,243)	(1,129)	10.1	13.9	(3,497)	(2,630)	33.0	31.8
Underlying profit from continuing operations	2,347	2,144	9.5	14.1	6,678	5,821	14.7	13.5
Net profit from discontinued operations	—	—	—	—	—	0	(100.0)	(100.0)
Underlying consolidated profit	2,347	2,144	9.5	14.1	6,678	5,821	14.7	13.5
Minority interests	371	395	(6.2)	(2.9)	1,085	966	12.3	9.9
Underlying attributable profit to the Group	1,976	1,749	13.0	18.0	5,592	4,855	15.2	14.2
Net capital gains and provisions*	(515)	—	—	—	(515)	(248)	107.4	101.0
Attributable profit to the Group	1,461	1,749	(16.4)	(11.7)	5,077	4,606	10.2	9.4

Underlying EPS** (euros)	0.118	0.112	5.6		0.350	0.315	11.2
Underlying diluted EPS** (euros)	0.118	0.111	5.7		0.349	0.314	11.2

EPS** (euros)	0.084	0.112	(24.7)		0.316	0.298	6.1
Diluted EPS** (euros)	0.084	0.111	(24.7)		0.315	0.297	6.2

Pro memoria:
Average total assets	1,458,196	1,336,104	9.1		1,383,995	1,335,554	3.6
Average stockholders’ equity	93,855	90,812	3.4		93,178	88,235	5.6

(*).-	In 3Q’17, integration costs (Popular: €300 million and Germany: €85 million), and a €130 million charge for equity stakes and intangible assets.
In 2Q’16, capital gain from the disposal of VISA Europe (€227 million) and restructuring costs (€475 million).

(**).- Data adjusted for the capital increase in July 2017.

•

The Group’s attributable profit included a loss of €122 million at Popular, due to integration costs of €300 million recorded in the third quarter, as part of the measures announced at the time of the acquisition.

•	Popular’s profit excluding one-off items amounted to €178 million, stemming from €774 million in revenues, €484 million in costs and €46 million in loan-loss provisions.

•	In order to make like-for-like comparisons with previous periods, we post the Group’s results excluding Popular.

FINANCIAL REPORT 2017	13

JANUARY - SEPTEMBER    » Consolidated financial report

GRUPO SANTANDER RESULTS. (EXCLUDING POPULAR)

Third quarter attributable profit of €1,594 million, impacted by one-off items. Underlying profit of €1,809 million, 4% higher than the second quarter and 9% without the forex impact.

The first nine months profit was €5,199 million. Excluding one-off items, underlying profit stood at €5,414 million , 12% higher year-on-year and 11% in constant euros, with the main lines performing as follows:

•	Gross income continued its good trend in the quarter.

•	Costs under control improved the efficiency ratio to 46.3%, which remains among the best of our competitors.

•	The cost of credit was 1.15% (-4 b.p. year-on-year), thanks to the improvement in the quality of portfolios

Grupo Santander Income statement (excluding Popular)

    € million

				Change				Change
	3Q’17	2Q’17	%	% w/o FX	9M’17	9M’16	%	% w/o FX
Net interest income	8,225	8,497	(3.2)	0.9	25,124	22,992	9.3	7.3
Net fee income	2,760	2,885	(4.3)	(0.6)	8,489	7,543	12.5	10.3
Gains (losses) on financial transactions	413	287	43.8	50.5	1,273	1,311	(2.9)	(3.0)
Other operating income	220	240	(8.4)	(4.7)	671	720	(6.8)	(6.9)
Dividends	30	237	(87.3)	(86.7)	308	289	6.5	5.8
Income from equity-accounted method	140	154	(9.4)	(6.2)	427	314	35.9	32.8
Other operating income/expenses	50	(151)	—	—	(64)	116	—	—
Gross income	11,617	11,910	(2.5)	1.6	35,556	32,565	9.2	7.3
Operating expenses	(5,379)	(5,552)	(3.1)	0.6	(16,474)	(15,634)	5.4	4.2
General administrative expenses	(4,822)	(4,896)	(1.5)	2.3	(14,633)	(13,896)	5.3	4.2
Personnel	(2,823)	(2,899)	(2.6)	1.0	(8,634)	(8,121)	6.3	5.1
Other general administrative expenses	(1,999)	(1,997)	0.1	4.3	(5,998)	(5,775)	3.9	2.9
Depreciation and amortisation	(557)	(656)	(15.1)	(12.1)	(1,841)	(1,738)	5.9	4.9
Net operating income	6,239	6,358	(1.9)	2.5	19,083	16,931	12.7	10.1
Net loan-loss provisions	(2,212)	(2,272)	(2.7)	2.0	(6,883)	(7,112)	(3.2)	(6.9)
Impairment losses on other assets	(54)	(63)	(13.9)	(11.0)	(185)	(88)	109.8	103.8
Other income	(598)	(765)	(21.8)	(18.2)	(2,071)	(1,280)	61.8	57.2
Underlying profit before taxes	3,375	3,258	3.6	7.9	9,944	8,451	17.7	16.5
Tax on profit	(1,194)	(1,125)	6.2	10.0	(3,444)	(2,630)	31.0	29.8
Underlying profit from continuing operations	2,180	2,133	2.2	6.8	6,500	5,821	11.7	10.5
Net profit from discontinued operations	—	—	—	—	—	0	(100.0)	(100.0)
Underlying consolidated profit	2,180	2,133	2.2	6.8	6,500	5,821	11.7	10.5
Minority interests	371	395	(6.1)	(2.9)	1,086	966	12.3	9.9
Underlying attributable profit to the Group	1,809	1,738	4.1	9.0	5,414	4,855	11.5	10.6
Net capital gains and provisions*	(215)	—	—	—	(215)	(248)	(13.4)	(16.1)
Attributable profit to the Group	1,594	1,738	(8.3)	(3.5)	5,199	4,606	12.9	12.0

(*).- In 3Q’17, integration costs (Germany: €85 million), and a €130 million charge for equity stakes and intangible assets.

       In 2Q’16, capital gain from the disposal of VISA Europe (€227 million) and restructuring costs (€475 million).

Third quarter 2017 compared to the second quarter

The third quarter underlying profit increased, backed by the good evolution of gross income and lower provisions, as follows (excluding the exchange rate impact):

•

Higher gross income, underpinned by commercial revenues (net interest income and fee income), which increased for the fifth straight quarter, reflecting the greater activity and loyalty of our customers, seasonally high gains on financial transactions in the third quarter, and the contribution to the Single Resolution Fund made in the second quarter.

•	Operating expenses under control and the efficiency ratio improved slightly.

•	The cost of credit performed well and it is already better than the target announced at the Investor Day.

•	Attributable profit amounted to €1,594 million including one-off items.

14	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    » Consolidated financial report

First nine months 2017 compared to the same period of 2016

Attributable profit rose 13% year-on-year to €5,199 million (excl. Popular). The underlying profit stood at €5,414, up 12% (+11% in constant euros), excluding the one-off items in 2016 and 2017.

The performance of the main lines is set out below, with all changes without the exchange rate impact.

 Gross income

•

The structure of our gross income, where net interest income and fee income account for 95% of total revenues, well above the average of our competitors, continues to enable us to grow in a consistent and recurring way. Gross income increased 7%, as follows:

–	Net interest income rose 7%, due to greater lending and higher deposits, mainly in developing countries, and management of spreads.

All units increased their net interest income except for Spain, because of the impact of reduced volumes and interest rate pressure on loans; Portugal, due to sales of public debt; and the US, impacted by the fall in auto finance balances and the change of business mix toward a lower risk profile (higher FICO).

–

Fee income was up by more than 10%. Greater activity and customer loyalty pushed up fee income in almost all units. Double-digit growth in fee income from commercial and retail banking (85% of the total) as well as from Global Corporate Banking.

–	Gains on financial transactions (less than 4% of revenues) declined 3%, while other income fell 7%.

 Operating expenses

•

Operating expenses rose 4% as a result of higher inflation in many countries and high costs in developing countries, together with those linked to regulations and investments in commercial transformation.

•

In real terms and on a like-for-like basis, the Group’s costs were stable. Of note were Portugal (-9%), Spain (-5%) and Poland (-2%), as well as SCF (-1%). Of the other units, Argentina’s were up, (increasing and transforming the retail network, and the salary agreement) and Mexico‘s (investment plan announced at the end of 2016).

In short, we kept up our focus on operational excellence and digitalisation in order to remain a reference in the sector in terms of efficiency, while we continued to enhance the customer experience.

FINANCIAL REPORT 2017	15

JANUARY - SEPTEMBER    » Consolidated financial report

 Loan-loss provisions

•	Loan-loss provisions fell 7%, enabling us to keep on improving the credit quality ratios of our businesses. By country:

–	Significant reductions in all euro zone units and Poland, as well as the US, Brazil and Chile. Particularly striking is the UK with a cost of credit close to zero.

–	Argentina’s increased, in line with lending, and Mexico’s because of higher provisions for consumer credit and the disposal of a portfolio in the first half of the year.

 Other results and provisions

•

Other results and provisions were €2,256 million negative, higher than in 2016, although the third quarter’s were lower than in the first and second quarters. This item records different kinds of provisions, as well as capital gains, capital losses and assets impairment.

 Profit

•	Pre-tax profit rose 16% and underlying attributable profit 11%. The difference was due to the higher tax rate of 35% (31.1% in the first nine months of 2016).

•	Including one-offs recorded in 2016 and 2017, attributable profit rose 13% (12% in constant euros).

16	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    » Consolidated financial report

Grupo Santander Balance sheet (including Banco Popular)

    € million

Assets	30.09.17	30.09.16	Change amount	%	31.12.16
Cash. cash balances at central banks and other demand deposits	122,055	63,717	58,338	91.6	76,454
Financial assets held for trading	126,650	152,814	(26,164)	(17.1)	148,187
Debt securities	37,977	41,233	(3,256)	(7.9)	48,922
Equity instruments	18,419	14,764	3,655	24.8	14,497
Loans and advances to customers	12,148	9,390	2,758	29.4	9,504
Loans and advances to central banks and credit institutions	1,192	3,671	(2,479)	(67.5)	3,221
Derivatives	56,913	83,756	(26,843)	(32.0)	72,043
Financial assets designated at fair value	38,160	45,158	(6,998)	(15.5)	31,609
Loans and advances to customers	20,595	15,433	5,162	33.4	17,596
Loans and advances to central banks and credit institutions	13,142	25,645	(12,503)	(48.8)	10,069
Other (debt securities an equity instruments)	4,423	4,080	343	8.4	3,944
Available-for-sale financial assets	139,461	113,947	25,514	22.4	116,774
Debt securities	134,568	109,241	25,327	23.2	111,287
Equity instruments	4,893	4,706	187	4.0	5,487
Loans and receivables	903,851	828,539	75,312	9.1	840,004
Debt securities	15,234	13,396	1,838	13.7	13,237
Loans and advances to customers	821,943	748,467	73,476	9.8	763,370
Loans and advances to central banks and credit institutions	66,674	66,676	(2)	(0.0)	63,397
Held-to-maturity investments	13,553	12,276	1,277	10.4	14,468
Investments in subsidaries. joint ventures and associates	6,832	3,481	3,351	96.3	4,836
Tangible assets	22,708	25,979	(3,271)	(12.6)	23,286
Intangible assets	28,538	28,748	(210)	(0.7)	29,421
o/w: goodwill	25,855	26,148	(293)	(1.1)	26,724
Other assets	66,222	54,879	11,343	20.7	54,086
Total assets	1,468,030	1,329,538	138,492	10.4	1,339,125

Liabilities and shareholders’ equity
Financial liabilities held for trading	110,024	116,249	(6,225)	(5.4)	108,765
Customer deposits	27,218	5,943	21,275	358.0	9,996
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	1,629	2,393	(764)	(31.9)	1,395
Derivatives	57,766	85,407	(27,641)	(32.4)	74,369
Other	23,411	22,506	905	4.0	23,005
Financial liabilities designated at fair value	55,049	47,149	7,900	16.8	40,263
Customer deposits	25,721	24,465	1,256	5.1	23,345
Debt securities issued	2,733	2,965	(232)	(7.8)	2,791
Deposits by central banks and credit institutions	26,595	19,718	6,877	34.9	14,127
Other	0	1	(1)	(66.5)	—
Financial liabilities measured at amortized cost	1,147,403	1,021,138	126,265	12.4	1,044,240
Customer deposits	725,913	637,031	88,882	14.0	657,770
Debt securities issued	215,907	225,709	(9,802)	(4.3)	226,078
Deposits by central banks and credit institutions	176,890	134,590	42,300	31.4	133,876
Other	28,693	23,808	4,885	20.5	26,516
Liabilities under insurance contracts	1,673	665	1,008	151.6	652
Provisions	15,838	14,883	955	6.4	14,459
Other liabilities	29,321	28,332	989	3.5	28,047
Total liabilities	1,359,307	1,228,416	130,891	10.7	1,236,426
Shareholders’ equity	115,723	105,221	10,502	10.0	105,977
Capital stock	8,020	7,217	803	11.1	7,291
Reserves	103,587	94,192	9,395	10.0	94,149
Attributable profit to the Group	5,077	4,606	471	10.2	6,204
Less: dividends	(962)	(794)	(168)	21.2	(1,667)
Accumulated other comprehensive income	(19,823)	(16,326)	(3,497)	21.4	(15,039)
Minority interests	12,824	12,227	597	4.9	11,761
Total equity	108,723	101,122	7,601	7.5	102,699
Total liabilities and equity	1,468,030	1,329,538	138,492	10.4	1,339,125

FINANCIAL REPORT 2017	17

JANUARY - SEPTEMBER    » Consolidated financial report

GRUPO SANTANDER BALANCE SHEET

In the third quarter, without the exchange rate impact and excluding Banco Popular, lending rose 1% and funds rose 2%.

In relation to September 2016 and excluding the exchange rate impact and Popular:

•	Gross loans excluding repos increased 1% with rises in retail banking and in 7 of the 10 core units.

•	Funds rose 8%, spurred by demand deposits and mutual funds. Growth in 9 of the 10 core units.

Popular’s contribution to the Group’s balance sheet was €75,751 million of net loans and €69,842 million of deposits.

Loans and deposits (excluding Popular)

The appreciation/depreciation against the euro of the different currencies in which the Group operates had a negative impact on the evolution of the Group’s customer balances of about 1% both in the third quarter and 2% year-on-year.

 Gross customer lending

•	Gross customer loans excluding repos showed a balanced structure: individuals (48%), consumer credit (16%), SMEs and companies (24%) and GCB (12%).

•	In the third quarter, lending excluding the exchange rate impact rose 1%, as follows by countries:

-	Growing or stable in all units, except Spain (-2%) due to lower institutional loans and the United States (-1%). Of note Portugal (+8%), because of a corporate operation and Argentina (+9%).

•	Over September 2016, and eliminating the exchange rate impact, total Group lending was 1% higher:

-	Increases in 7 of the 10 core countries, with significant growth in Argentina (+57%, benefiting from the integration of Citibank), Brazil (+9%), Portugal (+7%), SCF (+5%) and Poland (+5%).

-	Stable in the United Kingdom, falls in Spain (-3%, because of institutions and GCB) and the US (-6% due to the optimisation of portfolios).

 Customer funds

•

In the third quarter, total funds (deposits excluding repos and including mutual funds) rose 2% excluding the exchange rate impact. Of note was the growth in Brazil (+10%), fuelled by the strategy of reducing letras financeiras and replacing them with low cost customer deposits in order to optimise the cost of funds.

•	Growth of 8% over September 2016, excluding the exchange rate impact, as follows:

18	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    » Consolidated financial report

–	The strategy of loyalty and management of funding costs helped produce a 10% increase in demand deposits and 13% in mutual funds and a 2% fall in time deposits.

–	The funds’ structure was as follows: demand deposits (59%), time (22%) and mutual funds (19%).

–

Growth in the nine of the 10 core units. The largest rise was in Argentina (+73%, partly due to Citibank’s incorporation) and Brazil (+26%). Growth of more than 5% in Spain, Mexico and Poland. The only fall was in the US (-4%) due to lower balances with institutions.

•

As well as capturing deposits, the Grupo Santander attaches strategic importance to maintaining a selective policy of issuance in international fixed income markets, seeking to adapt the frequency and volume of market operations to each unit’s structural liquidity needs, as well as to the receptiveness of each market.

•	In the first nine months, the following Grupo Santander issues (excluding Popular) were made:

–	Medium and long-term senior debt of €6,432 million, covered bonds of €4,168 million and €9,636 million of securitisations placed in the market.

–

Eligible TLAC issues (Total Loss-Absorbing Capacity) to strengthen the Group’s position for a total amount of €13,328 million. (senior non-preferred: €9,728 million, subordinated debt: €1,281 million, preferred shares: €2,319 million).

–	Medium and long-term debt maturities amounted to €28,760 million.

•

The net loan-to-deposit ratio was 110% (116% in September 2016) and the ratio of deposits plus medium and long term funding to the Group’s loans was 115%, underscoring the comfortable funding structure.

Evolution including Banco Popular

•

Banco Popular contributed, after the adjustments made, €75,751 million of net loans and €69,842 million of deposits, mainly in Spain. Popular also contributed €9,731 million of mutual funds and €7,123 million of other off-balance sheet assets.

•

Deposits continued to recover in the third quarter, following the acquisition. The increase in Spain since the end of June has been more than €7,000 million, bringing the total recovered amount to more than €10,000 million.

•	Loans, on the other hand, are recovering at a slower pace, partly because of the summer season. In Spain, they declined about €2,000 million since the acquisition date, excluding real estate loans.

FINANCIAL REPORT 2017	19

JANUARY - SEPTEMBER    » Solvency ratios

 GRUPO SANTANDER SOLVENCY RATIOS

The fully loaded CET1 ratio was 10.80% at the end of September, with strong organic generation in the third quarter (+16 b.p.), partially absorbed by the impact of one-off charges in the quarter.

Tangible equity per share was 2% higher year-on-year at €4.20.

The fully loaded leverage ratio was 5.0%, (the same as in September 2016).

•	We continued to improve our solvency ratios. The fully loaded CET1 ratio increased 8 b.p. to 10.80%, excluding July’s capital increase, as follows:

•	+16 b.p. from organic generation due to the underlying profit and management of risk assets.

•	-2 b.p. from markets and others.

•	-6 b.p. from the one-off charge.

•	When calculating the ratio €280 million was deducted for the remuneration of the contingent-convertible preferred shares, as well as treasury stock, which at the end of September was irrelevant.

•	Banco Santander also made an issue of preferred shares contingently convertible into ordinary new issue shares of the Bank, eligibe as additional Tier 1 or AT1 for a nominal amount of €1,000 million.

The remuneration of the shares, whose payment is subject to certain conditions and is also discretional, has been set at 5.25% a year for the first six years, and then reviewed every five years applying a spread of 499.9 b.p. on the 5-year Mid-Swap rate.

Following the transactions made within the issues plan, the Tier I fully loaded capital ratio stood at 12.04%, 60 b.p. more in the last 12 months.

•

In regulatory terms, the total capital ratio was 14.89% and the phase-in CET1 12.18%. The minimum ratios required by the European Central Bank for Grupo Santander on a consolidated basis for 2017 are 11.27% for the total capital ratio and 7.77% for the CET1.

Eligible capital. September 2017

    € million

	Phase-in	Fully-loaded
CET1	75,843	67,210
Basic capital	78,998	74,964
Eligible capital	92,714	89,548
Risk-weighted assets	622,548	622,548

CET1 capital ratio	12.18	10.80
T1 capital ratio	12.69	12.04
Total capital ratio	14.89	14.38

20	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    » Risk management

 RISK MANAGEMENT

The Group’s NPL ratio (excluding Banco Popular) remained favourable and was 3.51% at the end of September (-4 b.p. in the quarter and -64 b.p. in the last 12 months).

Good evolution of the cost of credit (1.15%), 4 b.p. better than in the second quarter and year-on-year.

On a like-for-like basis and isolating the forex impact, loan-loss provisions were 7% lower year-on-year and coverage was 72%.

Banco Popular’s NPL ratio was 8.8 p.p. lower at 11.17%, mainly due to the agreement to sell a majority stake in the real estate portfolio. The coverage ratio is 47%.

 Credit risk management excluding Popular

•

Non-performing loans (excluding Banco Popular) stood at €29,434 million at the end of September, 1% lower than in the second quarter and 15% year-on-year. The NPL ratio was 3.51% (-4 b.p. quarter-on-quarter and -64 b.p. year-on-year).

•

Loan-loss provisions amounted to €21,272 million (coverage of 72%, at constant perimeter). In order to properly view this figure, it should be remembered that the NPL ratios of the UK and Spain are affected by the weight of mortgage balances, which require fewer provisions as they have guarantees.

•	The cost of credit (1.15%) continued its favourable trend both in quarter-on-quarter and year-on-year terms.

The NPL and coverage ratios of the main countries where the Group operates are set out below:

•	In Spain, the favourable trend was due to pro-active management of the irregular portfolio and the good evolution of the macroeconomic environment.

The Real Estate Unit in Spain reduced its NPL ratio in the quarter mainly due to outflows via recovery and, to a lesser extent, foreclosures.

•	Poland’s NPL ratio rose a little because of lower lending, particularly to companies.

•	Portugal’s NPL ratio maintained its positive trend, thanks to higher lending, the sale of a company position and the good performance of the different portfolios.

•	In the United Kingdom the different portfolios continued to perform well, mainly mortgages and companies, against a backdrop, moreover, of higher lending.

•	The positive trend in Chile in the quarter was largely due to the performance of the portfolios of individual borrowers and companies.

•	In the United States the NPL ratio was lower, mainly due to the good performance of the companies’ segment at Santander Bank

•	Lastly, the NPL ratios of Santander Consumer Finance, Brazil and Mexico, remained virtually stable.

 Credit risk management (excluding Popular)

    € million

	30.09.17	30.09.16	Var.%	31.12.16
Non-performing loans	29,434	34,646	(15.0)	33,643
NPL ratio (%)	3.51	4.15		3.93
Loan-loss allowances	21,272	25,171	(15.5)	24,835
For impaired assets	12,923	16,724	(22.7)	15,466
For other assets	8,349	8,447	(1.2)	9,369
Coverage ratio (%)	72.3	72.7		73.8
Cost of credit (%)	1.15	1.19		1.18

 Credit risk management. September 2017

    € million

	NPL	Change (b.p.)		Coverage
	ratio	QoQ	Yq	ratio
Spain	4.99	—	(83)	45.2
Real State Spain	90.64	(55)	602	52.2
Consumer Finance	2.60	(1)	(26)	104.3
Poland	4.70	4	(101)	67.6
Portugal	6.93	(74)	(247)	60.4
United Kingdom	1.32	9	(15)	31.5
Brazil	5.32	(4)	(80)	97.6
Mexico	2.56	(2)	(39)	110.3
Chile	4.95	(5)	(17)	58.5
United States	2.56	(8)	32	187.5
Banco Popular	11.17	(883)	—	46.7

 NPL and coverage ratios. Total Group

    %

FINANCIAL REPORT 2017	21

JANUARY - SEPTEMBER    » Risk management

 Non-performing loans by quarter (excluding Popular)

    € million

	2016				2017
	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Balance at beginning of period	37,094	36,148	36,291	34,646	33,643	32,158	29,745
Net entries	1,668	2,221	1,763	1,710	1,583	2,255	2,324
Increase in the scope of consolidation	13	664	21	36	18	—	—
Exchange rate differences and other	72	869	(44)	315	536	(854)	(150)
Write-offs	(2,699)	(3,612)	(3,385)	(3,063)	(3,623)	(3,813)	(2,485)
Balance at period-end	36,148	36,291	34,646	33,643	32,158	29,745	29,434

Credit quality ratios including Banco Popular

•

Banco Popular’s non-performing loans stood at €10,008 million, and the NPL ratio was 11.17%, a decline of almost 9 p.p. over the second quarter, following the transaction with Blackstone (commented on page 23 of this report). Loan-loss provisions amounted to €4,672 million (coverage ratio of 47%).

•	As a result, the Group’s NPL ratio after integrating Banco Popular was 4.24%, improving 113 b.p. in the third quarter. The coverage ratio was 66%.

Structural FX risk ex-Popular

•	As regards the structural forex risk, Santander maintains a core capital coverage ratio of around 100% in order to protect itself from exchange rate movements.

Market risk excluding Popular

•

The risk of trading activity in the third quarter of global corporate banking, measured in daily VaR terms at 99%, fluctuated between €14.1 million and €34.3 million. These figures are low compared to the size of the Group’s balance sheet and activity.

•

The average VaR was slightly higher in the second part of the quarter due to volatility in Brazil, both in interest rates and exchange rates, increasing the exposure to these risks temporarily and always within the established limits.

•	In addition, there are other positions classified for accounting purposes as trading. The total VaR of trading of this accounting perimeter at the end of September was €35.2 million.

 Trading portfolios*. VaR by geographic region

    € million

	2017		2016
Third quarter	Average	Latest	Average

Total	22.9	34.3	18.4
Europe	6.3	7.2	7.9
United States and Asia	1.8	2.4	1.1
Latin America	21.9	34.3	14.2
Global activities	0.2	0.6	0.5

(*) Activity performance in Global Corporate Banking financial markets

 Trading portfolios*. VaR by market factor

    € million

Third quarter	Min,	Avg,	Max,	Last
VaR total	14.1	22.9	34.3	34.3
Diversification efect	(2.7)	(6.2)	(10.8)	(7.8)
Interest rate VaR	11.1	17.3	24.8	19.6
Equity VaR	1.4	2.6	5.7	5.7
FX VaR	2.7	6.3	13.5	13.5
Credit spreads VaR	2.3	3.0	3.6	3.3
Commodities VaR	—	—	—	—

(*) Activity performance in Global Corporate Banking financial markets

22	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    » Risk management

» REAL ESTATE ACTIVITY IN SPAIN

•

As announced after the acquisition of Banco Popular, and in order to reduce Grupo Santander’s unproductive assets to irrelevant levels, on August 8th Banco Popular formalised agreements with the Blackstone fund for the acquisition by the fund of 51% of Banco Popular’s real estate business and thus control over it. This business consists of the foreclosed real estate portfolio, non-performing loans emanating from the real estate sector and other assets related to Banco Popular’s activity and that of its subsidiaries.

•

Closing of the Transaction will involve the creation of a company to which Banco Popular will transfer the Business (with an aggregate gross book value of approximately €30,000 million) and 100% of the share capital of Aliseda. The valuation attributed to the assets in Spain (real estate, loans and tax assets, excluding Aliseda) is approximately €10,000 million and is subject to final determination based on the assets remaining within the Business at closing and the integration of Aliseda. From closing, Blackstone will undertake the management of the Business.

•	The operation is expected to be closed during the first quarter of 2018 once the required regulatory authorisations have been obtained.

•

The operation does not involve for Banco Popular and Banco Santander any significant impact on the P&L, and is estimated will produce a positive impact on Banco Santander’s fully loaded CET1 ratio of 12 b.p. Moreover, the capital consumption of 5 basis points which would result from the purchase of a 51% interest in Aliseda by Banco Popular will be released.

•

The total real estate exposure (the sum real estate activity in Spain and the real estate exposure of Popular, also in Spain) stands at €5,900 million (coverage of 52%). This comprises real estate assets for a net value of €4,575 million (coverage of 52%) and real estate loans of €1,325 million (coverage of 55%).

 Real estate activity Grupo Santander*. Exposure

    € billion

(*) Including Banco Santander’s Real Estate Activity Spain and Banco Popular’s

€ million	Net value
Real estate assets	4,575
- Foreclosed	3,372
- Rentals	1,203
Non-performing real estate loans	1,325
Assets + non-performing real estate	5,900

FINANCIAL REPORT 2017	23

JANUARY - SEPTEMBER    » Business information

» DESCRIPTION OF THE BUSINESSES

In 2017 Grupo Santander is maintaining the same general criteria applied in 2016, as well as the business segments, with the following exceptions:

•

In the second quarter of 2016, and in order to make it comparable with the same period of 2015, the contribution to the Single Resolution Fund (SRF) of €120 million net was reclassified to “Net capital gains and provisions” from “Other operating results.” In the fourth quarter, this reclassification was reversed. In the information presented here, and in order to facilitate the quarterly comparison, the contribution to the SRF is recorded in “Other operating results”. This change affects the composition of the consolidated Group accounts, Spain, Santander Consumer Finance and Portugal, but not the attributable profit.

•

Assigning to the various countries and global segments the capital gains and non-recurring provisions that were being presented in the Corporate Centre. They relate to the second and fourth quarters of 2016 and affect the attributable profit of the units of Spain (-€216 million), Santander Consumer Finance (+€25 million), Poland (+€29 million), United Kingdom (-€30 million), United States (-€32 million) and, as a counterpart of all of them, the Corporate Centre itself (+€231 million). The Group’s total attributable profit does not change.

•	Annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Santander Global Corporate Banking. This change has no impact on the geographic businesses.

The financial statements of each business unit have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the units integrated in each segment, as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

The operating business areas are structured into two levels:

Geographic businesses. The operating units are segmented by geographical areas. This coincides with the Group’s first level of management and reflects Santander’s positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

Continental Europe. This covers all businesses in the area. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).

United Kingdom. This includes the businesses developed by the Group’s various units and branches in the country.

Latin America. This embraces all the Group’s financial activities conducted via its banks and subsidiaries in the region. The financial statements of Brazil, Mexico and Chile are set out.

United States. Includes the holding Santander Holdings USA (SHUSA) and its subsidiaries Santander Bank, Banco Santander Puerto Rico, Santander Consumer USA, Banco Santander International, Santander Investment Securities and the New York branch.

Global businesses. The activity of the operating units is distributed by the type of business: Retail Banking, Santander Global Corporate Banking and Spain Real Estate Activity.

Retail Banking. This covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through the Global Customer Relationship Model. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

Santander Global Corporate Banking (SGCB). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with commercial banking customers), as well as equities business.

The acquired perimeter of Banco Popular is temporarily presented separately.

In addition to these operating units, which report by geographic area and by businesses, the Group continues to maintain the area of Corporate Centre. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s Assets and Liabilities Committee, as well as management of liquidity and of shareholders’ equity via issues.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The figures of the Group’s various units have been drawn up in accordance with these criteria, and so do not coincide individually with those published by each unit.

24	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    » Business information by geographic area

Net operating income			/ 2Q’17			/ 9M’16
€ million	3Q’17	%	% w/o FX	9M’17%		% w/o FX
Continental Europe	1,652	11.2	11.4	4,832	6.4	6.0
o/w: Spain	621	13.8	13.8	1,907	6.6	6.6
Santander Consumer Finance	650	5.9	6.0	1,880	5.4	5.0
Poland	209	(1.8)	(1.0)	596	9.3	7.0
Portugal	168	31.2	31.2	452	(1.6)	(1.6)
United Kingdom	703	(14.4)	(10.6)	2,232	5.9	15.3
Latin America	3,442	(0.9)	4.1	10,418	29.8	21.5
o/w: Brazil	2,298	1.3	6.3	6,970	40.4	25.8
Mexico	536	(3.1)	(0.9)	1,594	11.8	15.0
Chile	351	(8.4)	(5.2)	1,116	8.5	4.0
United States	861	(16.8)	(10.6)	2,938	(13.3)	(13.6)
Operating areas	6,658	(2.3)	1.7	20,420	13.0	10.5
Corporate Centre	(419)	(8.7)	(8.7)	(1,337)	17.8	17.8
Total Group (Ex-Popular)	6,239	(1.9)	2.5	19,083	12.7	10.1
Popular	247			290
Total Group	6,486	1.3	5.6	19,373	14.4	11.7

Attributable profit to the Group			/ 2Q’17			/ 9M’16
€ million	3Q’17	%	% w/o FX	9M’17%		% w/o FX
Continental Europe*	750	8.0	8.3	2,218	11.8	11.4
o/w: Spain*	311	28.9	28.9	914	16.5	16.5
Santander Consumer Finance*	309	(3.2)	(3.0)	943	14.4	13.9
Poland*	76	(8.2)	(7.6)	219	4.9	2.7
Portugal	103	(3.8)	(3.8)	336	14.6	14.6
United Kingdom*	377	(7.6)	(3.4)	1,201	(0.4)	8.4
Latin America	1,069	1.8	7.1	3,169	30.8	24.0
o/w: Brazil	659	8.0	13.0	1,902	49.1	33.6
Mexico	182	(2.7)	(0.6)	532	15.6	18.8
Chile	143	(4.2)	(1.0)	440	16.7	11.9
United States	93	(37.2)	(31.7)	337	(11.5)	(11.9)
Operating areas*	2,289	(0.5)	3.1	6,925	15.5	14.7
Corporate Centre*	(480)	(14.7)	(14.7)	(1,511)	32.5	32.5
Total Group (Ex-Popular)*	1,809	4.1	9.0	5,414	11.5	10.6
Popular*	168			178
Total Group*	1,976	13.0	18.0	5,592	15.2	14.2
Net capital gains and provisions	(515)	—	—	(515)	107.4	101.0
Total Group	1,461	(16.4)	(11.7)	5,077	10.2	9.4

(*),- In the units. underlying attributable profit (excluding net capital gains and provisions)

Gross customer loans w/o repos			/ 2Q’17			/ 9M’16
€ million	3Q’17	%	% w/o FX	9M’17%		% w/o FX
Continental Europe	304,117	(0.2)	(0.0)	304,117	0.8	1.0
o/w: Spain	148,838	(1.8)	(1.8)	148,838	(2.7)	(2.7)
Santander Consumer Finance	89,003	0.1	(0.1)	89,003	4.4	5.1
Poland	22,226	0.3	2.2	22,226	5.4	5.0
Portugal	31,190	8.4	8.4	31,190	6.6	6.6
United Kingdom	235,704	0.1	0.4	235,704	(2.5)	(0.2)
Latin America	154,722	1.7	3.1	154,722	4.1	7.5
o/w: Brazil	75,622	3.1	3.2	75,622	4.5	8.6
Mexico	29,347	(0.8)	3.5	29,347	3.0	1.7
Chile	37,281	2.5	2.1	37,281	0.9	3.8
United States	76,725	(4.5)	(1.2)	76,725	(10.8)	(5.7)
Operating areas	771,269	(0.2)	0.6	771,269	(0.9)	1.2
Total Group (Ex-Popular)	777,617	(0.0)	0.7	777,617	(0.6)	1.4
Popular	79,573	(14.5)	(14.5)	79,573
Total Group	857,189	(1.6)	(0.9)	857,189	9.6	11.8

Customer funds (deposits w/o repos + mutual funds)			/ 2Q’17			/ 9M’16
€ million	3Q’17	%	% w/o FX	9M’17%		% w/o FX
Continental Europe	341,480	0.8	0.9	341,480	7.0	7.0
o/w: Spain	240,192	0.4	0.4	240,192	8.2	8.2
Santander Consumer Finance	35,777	0.8	0.7	35,777	4.2	4.8
Poland	26,824	0.4	2.2	26,824	6.3	5.9
Portugal	32,017	0.5	0.5	32,017	0.9	0.9
United Kingdom	207,861	(0.3)	(0.1)	207,861	0.8	3.2
Latin America	202,638	4.8	6.4	202,638	15.4	19.5
o/w: Brazil	113,031	10.1	10.2	113,031	21.1	25.8
Mexico	38,643	(2.7)	1.4	38,643	11.0	9.6
Chile	33,215	1.6	1.2	33,215	1.1	4.0
United States	60,916	(4.4)	(1.1)	60,916	(8.8)	(3.6)
Operating areas	812,894	1.0	1.8	812,894	5.9	7.9
Total Group (Ex-Popular)	813,092	1.0	1.8	813,092	5.7	7.8
Popular	79,240	12.3	12.3	79,240
Total Group	892,332	1.9	2.7	892,332	16.0	18.3

FINANCIAL REPORT 2017	25

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SPAIN*

FIRST NINE MONTHS HIGHLIGHTS

  Our strategies to increase customer loyalty and means of payment are yielding good results (+31% in loyal customers and +46% in revenue from cards).

  We progressed in digital transformation with the launch of Digilosofía and continued to be the market leaders in payments via mobile phones (market share of around 60%).

  Our drive in business with companies enabled us to grow our market share in new lending and in value-added products. The balance in SMEs has risen by €1,100 million this year.

  First nine months attributable profit of €914 million, 16% higher year-on-year.

Commercial activity

•  Our 1l2l3 Smart strategy is enabling us to continue to improve customer loyalty (+36% individuals and +14% companies).

•  Revenue from credit cards grew 46%, focused on the 1l2l3 World. We reached more than 170,000 customers with the recently launched 1l2l3 Smart for millennials and more than 50,000 La Liga credit cards were issued in its first days.

•  In companies, 23% growth year-on-year in international business, further strengthening our activity in the Spain-UK trade corridor. Furthermore, our joint action plan among companies and wholesale banking secured our leadership in fixed income and syndicated loan rankings (18% market share in the latter).

•  Further progress in digital transformation. The new app and the launch of Digilosofia enabled us to increase sevenfold the weekly capturing of digital customers. We also maintained our leadership in payments via mobile phones in Spain. Santander is the first Spanish entity to provide mobile phone payments with both, Apple Pay and Samsung Pay.

Business performance

•  New lending rose 13% year-on-year, with growth in all segments and an increase in entry rates and fees. Of note among the segments was retail banking (+25%) and by product mortgages (+30%), consumer credit (+14%) and loans to companies.

•  Year-on-year and quarter-on-quarter growth in deposits continued (+17% in demand deposits in the last 12 months). Mutual funds increased 15%.

Results

The third quarter, attributable profit was 29% higher due to lower provisions and the recording in the second quarter of the contribution to the Single Resolution Fund.

The first nine months attributable profit was €914 million, 16% higher year-on-year. By lines:

•  Positive evolution of fee income (+13%), with good performance of the main lines, both commercial and wholesale banking, which offset the pressure on net interest income and lower gains on financial transactions.

•  Continuous improvement in costs (-3% year-on-year), after absorbing those associated with the launch of Openbank.

•  Provisions fell 19%. Enhanced credit quality: NPL ratio of 4.99% (-83 b.p. year-on-year) and coverage at 45%. The cost of credit fell to 0.31% (0.41% in September 2016).

*   Ex-Popular

Detailed financial information on page 49

26	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    » Business information by geographic area

SANTANDER CONSUMER FINANCE

 FIRST NINE MONTHS HIGHLIGHTS (changes in constant euro)

  Higher new lending in our core countries. Of note, auto lending (+11%).

  High profitability (RoTE of 16.7%) combined with a historically low cost of credit.

  Attributable profit of €858 million, including costs of €85 million to Germany.

  The underlying profit was €943 million, 14% higher than in the same period of 2016.

Commercial activity

•  The European units of Santander Consumer Finance conducted their business in an environment of recovery of consumption and of new car sales (+4% year-on-year).

•  SCF continued to gain market share, underpinned by a solid business model: geographic diversification, critical mass in key products, better efficiency than its competitors and a common risk system that enables high credit quality to be maintained.

•  Management continued to focus on boosting auto finance and consumer credit through agreements with the main distributors and strengthen digital channels.

Business performance

•  New lending increased 9% year-on-year, spurred by auto finance (+11%). Growth in the main units, particularly in Italy, France and Poland (+19%, +15% and +13%, respectively).

•  Of note in funds were stable customer deposits of around €35,800 million, something that distinguishes us from our competitors.

•  Recourse to wholesale funding was €6,606 million in the first nine months, via senior issues and securitisations. Customer deposits and medium and long-term issues-securitisations placed in the market covered 71% of net lending at the end of September.

Results

The third quarter attributable profit was 30% lower than the second quarter’s, mainly due to the recording of integration costs of commercial networks in Germany (€85 million net of tax). On an underlying basis, gross income improved, costs remained flat and loan-loss provisions rose because of the sale of portfolios in the second quarter.

The first nine months attributable profit was €858 million. Underlying profit (excluding integration costs) amounted to €943 million, a double-digit increase, due to:

•  Higher gross income, mainly due to net interest income (+5%).

•  The efficiency ratio was 43.9%, an improvement of 0.4 p.p.

•  Loan-loss provisions fell 31% and and the cost of credit improved to 0.34% backed by the outstanding performance of portfolios and good management of recoveries.

•  The NPL ratio was 2.60% (-26 b.p. year-on-year) and the coverage ratio stood at 104%.

•  The main units by growth in profits were Spain (+21%), Nordic countries (+14%), Poland (+42%) and France (+20%).

Detailed financial information on page 50

FINANCIAL REPORT 2017	27

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POLAND

FIRST NINE MONTHS HIGHLIGHTS (changes in constant euro)

  Bank Zachodni continues to be the market leader in mobile and online banking

  Balanced growth in loans and deposits. In lending the focus is on mortgages, SMEs and leasing. In funds, focus on demand deposits

  In results, focus on management of spreads, revenues and costs in a low interest rates environment

  Attributable profit down 10%, affected by the extraordinary contribution to the Deposit Guarantee Fund (BFG), as it is non-tax deductible, and the higher impact of the tax on assets.

Commercial activity

•  The Bank’s main goal is to be the bank of first choice, responding to and predicting customer expectations. Transformation objectives focus on increasing sales productiveness, cost-efficiency and implementing innovations.

•  Santander remains as benchmark bank in digital channels. Launch of the new proposal As I Want it Account, which enables customers to decide what they need and how to pay for the products and services offered. Current customers can change their current account for the new one in the electronic banking channel BZWBK24. Until the end of September, 115,000 accounts were open.

•  New initiatives were drawn up at Bank Zachodni WBK to improve communication and bring the brand closer to customers.

Business performance

•  Loans rose 5% year-on-year backed by the Bank’s target segments: SMEs (+8%) and individuals (+5%). By products, mortgages (+6%) and consumer credit (+5%). Corporate lending rose 3% and to GCB 15%.

•  Deposits increased 5% year-on-year, also boosted by individuals (+6%), SMEs (+9%) and GCB (+13%). Management of spreads was reflected in a 10% rise in demand deposits and a fall of 3% in time deposits.

•  This evolution maintained our solid funding structure (net loan-to-deposit ratio of 93%).

Results

The third quarter attributable profit of €76 million was 8% less than the second quarter, mainly due to lower collection of dividends, which are seasonally higher in the second quarter.

The first nine months attributable profit was €219 million, 10% lower than the same period of 2016, when the capital gains of VISA Europe and restructuring costs were recorded.

Underlying profit was 3% higher than in 2016, impacted by the extraordinary contribution to the BFG, as it is non-tax deductible, and the higher impact of tax on assets.

On the other hand, the most recurring lines performed well:

•  Revenues increased, boosted by net interest income (+10%) and fee income (+7%), partially offset by lower gains on financial transactions (-45%).

•  Operating expenses were down 1%. Personnel expenses were slightly higher (+2%) and general ones fell 5%.

•  Lower loan-loss provisions (-14%) with material improvement in the NPL ratio (4.70% vs. 5.71% in September 2016) and in the cost of credit (0.61% vs. 0.76% in September 2016).

Detailed financial information on page 51

28	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    » Business information by geographic area

PORTUGAL*

FIRST NINE MONTHS HIGHLIGHTS

  The commercial transformation programme continued to drive growth in loyal and digital customers

  Profit rose in the first nine months year-on-year, due to lower costs and provisions which more than offset the reduced revenues affected by the sale of loan portfolios and ALCO

  Santander Totta’s board approved the acquisition of Banco Popular Portugal, pending the required authorisations

Commercial activity

•  The Bank is maintaining its strategy of transforming the commercial model, streamlining processes and developing new multi channel distribution solutions in order to improve the quality of customer service and efficiency.

•  Activity in banking for individuals continues to be underpinned by the 1/2/3 World programme. This continued to evolve positively, with a strong increase in the number of accounts, credit cards and protection insurance.

•  New mortgage business remained strong, with market shares of more than 20%.

•  The focus in companies remained on developing digital platforms, such as the new Santander Totta Companies app. Market shares in lending were around 16%.

•  In September €1 billion of 10-year covered bonds were placed in the market. Santander was the first bank to place an issue with this maturity in Portugal since 2010.

Business performance

•  Lending rose 7% year-on-year, benefiting from a corporate operation in the third quarter. Excluding this impact, there was also a change in trend and a positive evolution in the quarter thanks to strong lending.

•  Year-on-year growth in funds, mainly due to demand deposits (+19%), as time deposits continued to decline, reflecting the strategy to improve the financial cost, which dropped from 0.41% in September 2016 to 0.22%. Mutual funds rose 32%.

Results

The third quarter attributable profit was lower, due to the higher tax charge. Profit before tax increased 13% thanks to the good evolution of gross income, with net interest income up 7% (larger volume of lending and lower cost of deposits) and control of costs.

The first nine months attributable profit was 15% higher y-o-y at €336 million. By lines:

•  Gross income, despite the good evolution of fee income, was affected by lower balances from the sale of ALCO portfolios.

•  Fall in operating expenses from the policy of optimising the commercial structure in order to adjust it to the business environment.

•  Irrelevant provisions due to the sale of loan portfolios, reflected in improved credit quality: NPL ratio of 6.93%, down from the peak of 10.5% after Banif’s incorporation in 2016.

Detailed financial information on page 52

*	Ex-Popular

FINANCIAL REPORT 2017	29

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UNITED KINGDOM

FIRST NINE MONTHS HIGHLIGHTS (changes in constant euro)

  Strong business performance, cost discipline and good credit quality supported by broadly stable UK macro-economic environment.

  Corporate loan growth despite macro uncertainty. Mortgage lending impacted by management pricing actions in a very competitive market.

  Ongoing digital transformation continued to support operational efficiency and customer experience

  Customer businesses performed well with income growth, improving efficiency and continued good credit quality, resulting in an 8% increase in underlying profit.

Commercial activity

Solid performance of Santander UK despite the uncertain macro environment in the UK:

•  Leverage the 1|2|3 World strategy, which has transformed our business. Customers increased by 173,000 to 5.3 million since the end of 2016. Retail current account balances were up by £2,400 million.

•  We continue to enhance and develop our digital proposition: we recently expanded the educational content on the Investment Hub to help customers further explore and better understand their investment needs.

•  Loyal customers continued to increase although at a slower rate (+4% year-on-year), and digital customers reached 5.0 million (+9%).

The implementation of our ring-fencing structure is progressing well. This structure maintains longer term flexibility and lowers the overall implementation costs.

Business performance

•  Customer lending was broadly flat. Lending to companies continued to grow strongly (up £700 million). Residential mortgage decreased by £200 million, reflecting management pricing actions in a very competitive market.

•  Gross mortgage lending was £18,300 million, and we retained almost 77% of mortgages reaching the end of their incentive period.

•  Customer deposits excluding repos increased 3% driven by growth in Retail current account and Commercial Banking deposit balances. The strategy of reducing time deposits and growing current accounts continues.

Results

Third quarter attributable profit of €377 million slightly down from the second quarter: lower gross income (mainly gains on financial transactions), more normalised provisions partially offset by lower charges related to conduct.

Nine months attributable profit of €1,201 million, in line with the first nine months of 2016 when when the capital gains of VISA Europe and restructuring costs were recorded. Underlying profit rose 8%. Noteworthy aspects:

•  Net interest income up 8% year-on-year, driven by retail liability margin improvement, partially offset by new asset margin pressures and standard variable rate (SVR) attrition in mortgage loans.

•  Net fee income up 4% year-on-year, mainly from further fee income growth in Retail Banking, driven by higher current account, wealth management and credit card fee income.

•  Operating expenses broadly flat, with operational efficiency well managed despite inflationary pressures.

•  Credit quality remained solid. The NPL ratio improved to 1.32%, and the cost of credit remained very low at 3 b.p..

Detailed financial information on page 53

30	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    » Business information by geographic area

BRAZIL

FIRST NINE MONTHS HIGHLIGHTS (changes in constant euro)

  The strengthening of our commercial model continued to enhance the customer experience, increase loyalty and improve operational efficiency.

  Solid recurrence of results, with a sharp rise in customer revenues. Net interest income and fee income grew at double-digit rates, reflecting the greater activity.

  Good evolution of efficiency and of all credit quality indicators.

  Continued improvement in profitability: attributable profit 34% higher year-on-year at €1,902 million.

Commercial activity

Of note among the measures taken in the third quarter, were those based on increasing transactions with customers:

•  In card business, further strong growth in revenues (+17% year-on-year) and gain in market share (+1.6 p.p.).

•  In acquiring business, Getnet continued to perform much better than the market. Total turnover rose 34% and market share increased 1.8 p.p. year-on-year.

•  In consumer finance we continued gaining market share, with the launch of +Vezes, an expansion of the +Negócios digital model for the segment of goods and services.

•  In digital channels, launch of Santander ONE, a channel with financial advice, recommendation and sale of investment products tailored to customers’ profile; Consignado 100% Digital, enables products to be contracted via mobile phone, and Web Casas, a platform for applying for mortgages.

•  These measures helped us maintain double-digit growth in loyal customers (+13% year-on-year) and digital ones (+32% year-on-year).

•  For the second year running Euromoney recognised Santander as one of the best in the Great Place to Work (GPTW) ranking. Institutional Investor also chose us as the best bank in Brazil providing treasury services.

Business performance

•  Lending rose 9% year-on-year, growing above the market. That to individuals rose 15%, consumer credit increased 21% and to SMEs 11%, the latter two maintaining growth for the fourth quarter running and gaining 80 b.p. of market share.

•  In funds, sharp increase in deposits (+41%), to replace the more expensive letras financeiras.

Results

In the third quarter attributable profit amounted to €659 million (+13% quarter-on-quarter), underpinned by gross income (net interest income and gains on financial transactions).

First nine months attributable profit 34% higher year-on-year at €1,902 million, Of note:

•  Net interest income rose 17%, mainly due to growth in customer business. Revenue from funds grew 35% and from loans 11%, both backed by higher volumes and spreads.

•  Fee income rose due to greater activity and loyalty. Of note, cards (+29%), acquiring business (+25%), current accounts (+20%) and insurance (+18%).

•  Operating expenses increased due to greater activity, ongoing investments and the salary increase in September. Nonetheless, the efficiency ratio improved to 35.2% (-3.7 p.p.)

•  Loan-loss provisions fell 5% and credit quality indicators improved: the cost of credit dropped to 4.55%, the NPL ratio improved to 5.32% and coverage was 98%.

Detailed financial information on page 55

FINANCIAL REPORT 2017	31

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MEXICO

FIRST NINE MONTHS HIGHLIGHTS (changes in constant euro)

  Strategy centred on being the main bank of our customers, focusing on attracting new customers via payroll and portability.

  The loyalty and digitalisation strategy is reflected in the strong growth in loyal and digital customers.

  Significant growth in deposits and more selective in loans to individuals, SMEs and companies.

  Attributable profit up 19% year-on-year. Of note, net interest income (+14%).

Commercial activity

•  The commercial strategy continued to drive the use of digital channels, loyalty and attracting new customers as well as strengthening the distribution model.

•  The Santander Plus programme has registered more than 2.5 million customers, 51% of whom are new clients and is key in reducing attrition (-45%).

•  Increased benefits for our payroll customers and insurance measures, in order to attract and make loyal a larger number of customers.

•  In order to bolster the digital strategy, we launched Super Wallet, the new mobile phone app that enables customers to manage their cards on a centralised basis.

•  The plan to grow business with SMEs continued with implementation of the new ROF PyME business model (interest rate and exchange rate hedging, derivatives, etc) and developing the transactional model.

•  The Select Me programme, which seeks to support women with solutions that help their day-to-day professional development, continued. To date, more than 1,000 packets were drawn up.

Business performance

•  Lending increased in segments with the highest spreads, both to individuals (+4%), with cards up 5%, consumer credit 10% and mortgages 2%, as well as SMEs (+5%) and companies (+7%). This growth is not reflected in the total lending because of the fall in lending to the public sector.

•  Funds also increased (+21% demand deposits of individuals and +22% time deposits). In SMEs, deposits are already higher than lending, favouring greater loyalty and transactions.

Resultados

In the third quarter, good performance of gross income and fee income and stable costs and provisions, which did not feed through to attributable profit because of the lower gains on financial transactions.

The first nine months attributable profit was 19% higher year-on-year at €532 million. By lines:

•  Net interest income rose 14%, spurred by higher interest rates as well as growth in loans and deposits. Fee income increased 10%, mainly from transactional banking.

•  Operating expenses were higher because of new commercial projects to attract customers and increase their loyalty, as well as ongoing investments. Nonetheless, the efficiency ratio improved to 39.4%.

•  Loan-loss provisions increased because of the disposal of non-performing loans in the first half and higher provisions in consumer credit. However, the NPL ratio improved and the coverage ratio remained high (110%).

Detailed financial information on page 56

32	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    » Business information by geographic area

CHILE

FIRST NINE MONTHS HIGHLIGHTS (changes in constant euro)

  The bank continued to focus on commercial transformation and the branch network (WorkCafé).

  The growth strategy in low risk segments produced further improvements in the indicators for the quality of the portfolio and in the cost of credit.

  Increase in loyal customers, good performance of mutual funds and advisory business spurred fee income.

  Attributable profit up 12%, driven by dynamic commercial revenues, control of costs and provisions.

Commercial activity

Santander is the leading private sector bank in Chile in terms of assets and customers. It is a markedly retail and transactional bank (individuals and SMEs). The Group focuses on providing long-term profitability in a scenario of lower spreads and greater regulations:

•  The Bank wants to become the most appreciated in the country by improving the quality of customer attention, transforming the commercial banking segment, particularly business for high and medium income clients, SMEs and companies, and a Simple Personal and Fair cultural change.

•  Transforming the traditional network into a new branch model continued to be rolled out, with two new WorkCafé branches.

•  Rise in the number of loyal customers, individuals (+5%) and SMEs and companies (+8%) and the number of digital clients reached almost one million.

Business performance

•  Lending rose 4% year-on-year due to high-income clients (+9%) and SMEs (+5%). Also of note was the 5% growth in consumer credit, while mortgages declined after rising extraordinarily in 2015-2016.

•  Deposits rose 4% year-on-year, with both, demand and time deposits, increasing 4% each, taking advantage of the low interest rate environment. Mutual funds increased 4% year-on-year.

Results

The third quarter profit was €143 million, slightly below the second quarter, due to lower inflation which was partly offset by higher gains on financial transactions.

The first nine months profit was 12% higher year-on-year at €440 million, by lines:

•  Net interest income was up 1%, underpinned by higher volumes in target segments and management of the cost of funds, but affected by lower inflation. On the other hand, the lower inflation produced a fall in medium and long-term interest rates that impacted positively on gains on financial transactions. Fee income grew 10%, with rises in mutual funds, insurance and financial advisory services.

•  Operating expenses rose 3%, a smaller rise as the digital strategy and efforts to generate efficiencies are beginning to bear fruit. The efficiency ratio remained at around 41%.

•  Loan-loss provisions fell 12%, thanks to a sustained improvement in the situation of loans to individuals. All credit quality indicators improved: cost of credit 1.27%, NPL ratio 4.95% and coverage 59%.

Detailed financial information on page 57

FINANCIAL REPORT 2017	33

JANUARY - SEPTEMBER    » Business information by geographic area

ARGENTINA

FIRST NINE MONTHS HIGHLIGHTS (changes in constant euro)

  The integration of Citibank’s retail banking business was completed.

  Focus on Santander Select and Pymes Advance, on exploiting intermediation growth and on becoming a digital bank.

  Attributable profit was 17% higher year-on-year, driven by net interest income and fee income.

Commercial activity and Business performance

•

The integration of Citibank’s retail network was completed at the end of August. Significant progress in order to accelerate obtaining synergies, profitability and the satisfaction of new customers. The level of attrition was within the expected parameters.

•	Citibank’s incorporation together with organic growth have made Santander Río the leading bank in lending to the private sector.

•	The branch transformation plan reached 65% of the total network. Penetration of the Santander Río Mobile app increased (27% of active customers), making the Bank the best in class in the sector.

•	The strategy of digitalisation and transformation boosted customer satisfaction indices, where Santander Río is the leader. The number of loyal customers increased 17% and digital ones 29%.

•

Lending rose 57% year-on-year and deposits 66%. As a result of Citibank’s incorporation, the impact on loans was around 14 p.p. and 20 p.p. on deposits. Of note was the growth in consumer credit and in UVA mortgages indexed to inflation.

Results

Net operating income was 8% higher than in the second quarter, driven by higher gross income (net interest income and gains on financial transactions) and cost control. Higher loan-loss provisions and more costs related to Citibank’s integration.

The first nine months profit was 17% higher year-on-year at €263 million, including six months of results from Citibank’s retail business:

•

The commercial strategy, the greater business volumes and management of spreads produced a 61% rise in net interest income. Fee income increased 47%. Of note was that from maintaining accounts, securities, mutual funds, debt structuring and foreign currency.

•

Operating expenses increased almost at the same rate as gross income, despite the higher cost of the salary agreement, investments in the branch network, and transformation and technology. Net operating income rose 41%.

•	Loan-loss provisions increased in line with lending. Credit quality remained high, with the NPL ratio at 2.34%, coverage at 103% and the cost of credit at 1.85%.

PERU	FIRST NINE MONTHS HIGHLIGHTS (changes in constant euro) Business continued to grow, despite the economic slowdown. Pre-tax profit increased 4% in the first nine months.

Commercial activity and Business performance

•	The strategy remains focused on the corporate segment, large companies and the Group’s global customers.

•	The auto finance company continued with double digit growth in revenues and a gain in market share.

•	Lending was 2% lower year-on-year and deposits increased 6%.

Results

•	The third quarter profit was 4% lower, due to higher provisions that offset the growth in revenues.

•

The first nine months profit was €27 million, 4% lower. Pre-tax profit was up 4%. Higher net interest income and gains on financial transactions and lower fee income (due to reduced public sector activity in infrastructure) left gross income virtually unchanged. Operating expenses remained flat and the efficiency ratio was excellent at below 31%,

•	High credit quality (NPL ratio of 0.58% and very high coverage), which lowered the cost of credit.

34	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    » Business information by geographic area

URUGUAY

FIRST NINE MONTHS HIGHLIGHTS (changes in constant euro)

  The Group continued to be the country’s leading private sector bank, focused on growing retail banking and improving efficiency and the quality of service.

  Lending grew to target segments (SMEs) and products (consumer credit).

  Attributable profit rose 27%, underpinned by net interest income and fee income.

Commercial activity and Business performance

The following commercial actions were developed in the first nine months:

•

Santander continues to focus on improving customer satisfaction and increasing customer loyalty. The Verano Select Experience, a new way of relating to our customers, was launched in the first quarter and is having a big impact on our Select clients.

•

As part of the process to digitalise and modernise channels, the Buzonera Inteligente deposit terminals already cover 75% of the Bank’s network and the loans requested by the app in finance companies amounted to 23%.

•	We also created the country’s first banking portal specialised in mortgages, which has a simulator for offering loans and available real estate.

•	We continued to advance in the growth strategy for digital clients, whose number reached 161,000 at the end of September (+36%). Digital penetration stands at 46%, up from 36% in 2016.

•

Lending rose 3%, spurred by consumer credit and credit cards (+18%). The national currency portfolio increased 7% and the foreign currency one fell 1%. Deposits declined 9% because of outflows by non-residents and the strategy to maximise profitability on the liabilities side.

Results

The third quarter attributable profit was 5% lower than the second quarter, due to higher provisions. On the other hand, good performance of net interest income (+5%) and fee income (+3%).

The first nine months attributable profit was 27% higher year-on-year at €81 million, driven by:

•	Gross income, which grew much faster than costs (+14% vs. +5%). Operating expenses in real terms were 1% lower. The efficiency ratio improved further to 47.6% (4 p.p. better than in 2016).

•	Loan-loss provisions rose 5%, in line with the growth in lending. The NPL ratio remained at a low level (2.46%), coverage was 141% and the cost of credit 1.91%.

COLOMBIA

  Our bank in Colombia focuses on growing business with Latin American companies, multinational companies, international desk and large and medium-sized local companies. We also provide treasury solutions, risk coverage, foreign trade and confirming, as well developing investment banking products and supporting the country’s infrastructure plan.

  The auto finance company focused on increasing its volume of operations by signing commercial agreements with dealer networks.

  The Colombian authorities have approved the constitution of a fiduciary society, which will provide custody services in Colombia (S3). The operating license is still pending.

  Gross income in the first nine months of 2017 amounted to €19 million (+46%) and attributable profit €4 million, compared to losses in the same period of 2016.

FINANCIAL REPORT 2017	35

JANUARY - SEPTEMBER    » Business information by geographic area

UNITED STATES*

FIRST NINE MONTHS HIGHLIGHTS (changes in constant euro)

  Termination of the 2014 Federal Reserve Board Written Agreement which required SHUSA to get written approval to pay dividends or make capital distributions, after which its Board of Directors approved the payment of dividends to begin.

  Santander Bank focused on improving profitability by optimising the balance sheet and efficiency measures, (yield on assets: 2.60%; +49 b.p.).

  Santander Consumer USA maintained its high profitability (RoTE: 15%). Focus on changing business mix.

  First nine months attributable profit of €337 million, 12% lower year-on-year and mainly due to the change of business mix and higher costs in SC USA, partly offset by lower provisions. Additionally, in the quarter there were some impacts (sale of a portfolio and impact from the hurricanes). Additional impact from hurricanes expected in the fourth quarter.

Commercial activity

Santander US includes activity in the north east (Santander Bank), auto finance (Santander Consumer USA), the private banking unit in Miami, the broker dealer in New York and retail banking in Puerto Rico.

•   SHUSA paid its first dividend to the Group in six years.

•   Santander Bank remained focused on improving the customer experience and enhancing its product offerings and digital channels, enabling it to reduce its gap with competitors, in terms of quality of service.

•   Santander Consumer USA’s strategy is centred on optimising the performance of assets retained on the balance sheet, lowering its cost of funds, and realising the full value of its agreement with Fiat Chrysler.

Business performance

•   The strategy to improve the cost of funding continued. Deposits fell in the third quarter, mainly outflows from institutional balances and big companies.

•   Loans fell 6% year-on-year, due to the sale of a consumer lending portfolio of Santander Consumer USA and the reduction in GCB at Santander Bank.

•   These measures are helping reduce Santander Bank’s gap with competitors in the yield on assets, cost of deposits, net interest income and efficiency ratio.

Results

Third quarter attributable profit of €93 million, lower than the second quarter due to the change of business mix, losses from the sale of Santander Financial Services portfolio and the impact of hurricanes in Florida, Dallas and Puerto Rico.

First nine months attributable profit of €337 million, down 12%, as follows:

•   Gross income fell, mainly impacted by lower net interest income at Santander Consumer USA, due to a change of business mix towards a lower risk profile (partly offset by lower provisions) and reduced fee income from servicing.

•   Santander Bank benefited from the rise in interest rates and the lower cost of funds, following balance sheet optimization.

•   Operating expenses rose due to investments in Santander Consumer USA, as Santander Bank’s costs remained broadly flat.

•   Loan-loss provisions fell 9%, thanks to Santander Consumer USA.

*Ex-Popular	Detailed financial information on page 58

36	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    »  Business information by geographic area

CORPORATE CENTRE

 FIRST NINE MONTHS HIGHLIGHTS

  The centre’s objective is to contribute value-added to the operating units, transferring the Group’s best practices. It also develops functions related to financial and capital management.

  Gross income hit by costs associated with hedging of exchange rates, which had a positive impact on the business areas, as well as the larger volume of issues made.

  Stable operating expenses after adopting streamlining and simplification measures in the second quarter of 2016.

Strategy and functions

The corporate centre contributes value to the Group in various ways:

•	It makes the Group’s governance more solid, through global control frameworks and supervision, and taking strategic decisions.

•	Fostering the exchange of best practices in management of costs and economies of scale. This enables us to be one of the most efficient banks.

•	By sharing the best commercial practices, launching global initiatives and driving digitalisation, the Corporate Centre contributes to the Group’s revenue growth.

It also develops functions related to financial and capital management, as follows:

•	Financial Management functions

–

Structural management of liquidity risk associated with funding the Group’s recurring activity, stakes of a financial nature and management of net liquidity related to the needs of some business units.

–

This activity is carried out by diversifying the different funding sources (issues and other), maintaining an adequate profile at each moment in volumes, maturities and costs. The price at which these operations are made with other Group units is the market rate (euribor or swap) plus the premium, which in the concept of liquidity, the Group supports by immobilising funds during the term of the operation.

–

Interest rate risk is also actively managed in order to soften the impact of interest rate changes on net interest income, conducted via derivatives of high credit quality, very liquid and low consumption of capital.

–

Strategic management of the exposure to exchange rates on equity and dynamic on the countervalue of the units’ results in euros for the next 12 months. Net investments in equity are currently covered by €20,756 million (mainly Brazil, UK, Mexico, Chile, US, Poland and Norway) with different instruments (spot, forex, forwards).

•	Management of total capital and reserves: capital allocated to each of the units.

–	Lastly, and marginally, the Corporate Centre reflects the stakes of a financial nature that the Group makes under its policy of optimising investments.

Results

Third quarter loss of €610 million, which records a charge of €130 milion for equity stakes and intangible assets.

First nine months loss of €1,641 million, €1,511 million excluding charges, and higher than in the same period of 2016 because of the costs associated with exchange rate hedging, whose positive impact is reflected in the business areas and less recovery of taxes.

In addition, net interest income was hit by financial costs of the issues made as part of the funding plan largely aimed at elegible TLAC instruments.

Operating expenses, on the other hand, were down as a result of the streamlining and simplification measures adopted in the second quarter of 2016.

 Corporate Centre. € million

	3Q’17	2Q’17	Var,%	9M’17	9M’16	Var,%
Gross income	(300)	(340)	(11.7)	(981)	(784)	25.1
Net operating income	(419)	(458)	(8.7)	(1,337)	(1,135)	17.8
Underlying attributable profit to the Group	(480)	(563)	(14.7)	(1,511)	(1,140)	32.5
Attributable profit to the Group	(610)	(563)	8.4	(1,641)	(1,326)	23.7

Detailed financial information on page 59

FINANCIAL REPORT 2017	37

JANUARY - SEPTEMBER    »  Información por negocios globales

RETAIL BANKING

 FIRST NINE MONTHS HIGHLIGHTS (changes in constant euro)

  Continued transformation of our commercial model into a model that is increasingly Simple, Personal and Fair.

    Focus on three main priorities: customer loyalty and satisfaction, digital transformation and operational excellence.

    The Group had 16.5 million loyal customers and 24.2 million digital ones at the end of September.

    Euromoney chose Santander as the Best Bank in the World for SMEs for the second straight year, and Best Bank in Latin America and in five countries where it operates.

Commercial activity

Santander maintains a clear and consistent commercial transformation strategy. The three main drivers of the transformation programme are:

1.  Continuously improve customer loyalty and satisfaction.

2.  Drive the digital transformation of our channels, products and services.

3.  Keep on improving customer satisfaction and their experience, improving operational excellence, with new processes that are simpler, more efficient and omnichannel.

Of note in the third quarter were:

•   Development of value-added services and programmes that contribute to the growth of SMEs, in order to transform Santander into the reference bank in its markets.

•   Santander continues to be a reference bank in launching innovative products tailored to customer needs. For example, the growth plan in SMEs in Mexico with the installation of the new ROF PyME business model (hedging of interest rates and exchange rates, derivatives, etc).

•   Of note in payments by mobile phone was the launch of Súper Wallet in Mexico, which strengthened the digital strategy. This app allows customers to manage all their cards on a centralised basis. In Spain Openbank launched the Samsung Pay payment service which enables customers to pay quickly, comfortably and safely from their mobile phones.

•   We also continued to advance in the digital transformation, with the launch of Digilosofia in Spain and the improvement in our channels. For example, in Brazil, launch of Santander ONE (a digital channel with tailored financial advice), Consignado 100% digital, (contracted by mobile phone) and the Casas website, (a digital platform for contracting real estate loans).

•   In Spain, the continued good reception of the 1|2|3 Smart account, 100% digital aimed at millennial customers with tailored products and services. In Poland, the proposal As I Want it Account enables customers to decide what they need and how to pay for products and services.

Furthermore, Santander InnoVentures incorporated to its portfolio three new financial technology companies, the UK Pixoneye and Curve and the US Gridspace. This sharpened our focus on artificial intelligence as one of the technologies that will transform banking in the coming years. Santander also invested in the Mexican company ePesos to foster financial inclusion in the country.

Results (in constant euros)

•   Third quarter underlying attributable profit was virtually unchanged from the second quarter.

•   The first nine months attributable profit was 14% higher, due to growth of 8% in net interest income and 9% in fee income, and lower provisions

Detailed financial information on page 60

38	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    »  Información por negocios globales

GLOBAL CORPORATE BANKING

 FIRST NINE MONTHS HIGHLIGHTS

  Santander confirmed its leadership in Latin America and Europe with reference positions in Export & Agency Finance, debt capital markets and structured financing.

  Continued strategy of supporting our global clients in their issues of capital, providing them with financing solutions and transactional services.

  GCB continued its effort in collaboration revenues in order to improve its services to customers of networks through digitalisation and tailored products.

  Attributable profit of €1,501 million (+16%).

Commercial activity y Business performance

•   Corporate Finance: record nine three quarters in placement of shares. Of note in Continental Europe was our participation in five of the year’s largest capital increases: Unicredit, Deutsche Bank, Credit Suisse, EDP and Amundi. In Latin America, we took part on the three biggest operations: the IPO of Carrefour BRA, the sale of 100% of Vigor to Lala and the acquisition of 90% of TCP by China Merchants.

•   Cash Management: growth above market’s average. Very significant mandates were closed in Santander Cash Nexus, improving the active customer base in the system, both GCB as well as retail banking

•   Export & Agency Finance: Santander consolidated its reference position in this business (second in the international ranking). GCB continued to focus on origination in new emerging markets.

•   Trade & Working Capital Solutions: Significant growth in Supply Chain Finance, both in receivables and in international confirming, particularly in Latin America.

•   Debt capital markets: Santander maintained its leadership position in Latin America. Of note was participation in the main Brazilian issues, Uruguay’s sovereign bonds and the provinces of Buenos Aires and Jujuy, as well as Pemex’s placement. Also the US dollar issues of Toyota Motor and AT&T and in euros British American Tobacco and Unilever, among others.

•   Syndicated corporate loans: Santander continued to play a significant role. It was the sole coordinator and bookrunner in the loan to Vidrala to finance the purchase of Santos Barbosa Vidros and the single global coordinator and supplier of exchange rate management services in the renewal for the fourth year running of the multi-currency renewable credit line of Gerdau.

•   Structured financing: Santander maintained its leadership in Latin America and Europe. Noteworthy was the financing of wind power parks in Germany, the United States and the United Kingdom.

•   Markets: strong growth in revenues in Spain, the UK and Asia. Greater year-on-year contribution from management of books, particularly the UK, Spain and Portugal, and Mexico.

Results (in constant euros)

The third quarter attributable profit was 19% higher than the second quarter, mainly due to higher gains on financial transactions and lower provisions.

The first nine months profit was 16% higher year-on-year at €1,501 million (+11% the underlying profit).

•   Gross income from corporate finance, global markets and global transaction banking rose due to the good performance of Mexico, UK and, particularly, Spain

•   Operating expenses rose a little and provisions were lower, particularly in Brazil and Spain.

Detailed financial information on page 60

FINANCIAL REPORT 2017	39

JANUARY - SEPTEMBER    » Corporate Governance

» Corporate Governance

Santander has a solid system of corporate governance, based on a strong culture and values and an adequate control of risks, which ensures that management is aligned with the interests of our shareholders, investors, employees, suppliers, customers and other stakeholders.

  Changes in senior management

The Bank’s board agreed on September 26 to create a new global Wealth Management division comprising private banking and asset management. The new structure will enable the Group to provide a better service to the Group’s global private banking clients and spur growth of asset management business.

Mr. Victor Matarranz, at the proposal of the appointments committee, was appointed to head this division and will report to the CEO.

Mr. Matarranz is a senior executive vice-president and a member of the Bank’s Management Team. He previously headed Group Strategy.

  Appoitments in subsidiaries: Spain

On September 27th, 2017, the extraordinary shareholders meeting held by Banco Popular agreed to the appointment of Mr. Rami Aboukhair Hurtado as executive director. On the same date, the board of directors of Banco Popular, following the recomendation of the appointments committee, agreed to his appointment as CEO. Both appointments are subject to the relevant regulatory authorisations.

40	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    » Corporate Social Responsibility

» Corporate Social Responsibility

Santander is committed to helping people and businesses prosper

Grupo Santander continued to develop new measures within its corporate social responsibility commitment. The main ones in the third quarter were:

Presence in sustainable indexes and investors

Banco Santander renewed its presence in the Dow Jones Sustainability Index (DJSI), the reference index in the international sphere which measures the sustainable performance of companies in the economic, social and environmental dimensions. Santander has been in the index since the year 2000 without a break.

With a score of 89 out of 100, Banco Santander is among the 10 leading banks in the DJSI for the second year running, and the first among Spanish banks.

The DJSI gave Banco Santander the maximum score (100) in management of its environmental footprint, in the positioning in funding renewable energy and energy efficiency, and for its programmes and activities of financial inclusion

Investment in the community

Ana Botín, Chairman of Banco Santander, presided an event in London to commemorate the fifth anniversary of Growth Capital, a product created by Santander UK to finance UK SMEs.

In the last five years, thanks to Growth Capital Santander UK has helped 110 SMEs to progress with more than £500 million of loans, which enabled more than 7,500 new jobs to be created in local communities.

The latest edition of Brain Chile, an entrepreneurial contest for university students, was held and awarded CLP 47 million to the 12 winning projects out of 200 business ideas presented.

In Mexico, Santander held the XII edition of the Premio Santander a la Innovación Empresarial at which six teams of university student entrepreneurs received prizes in the categories of social impact and business innovation. This prize underscores the Bank’s significant support for entrepreneurship among university students in various countries, with more than 7,000 entrepreneurs supported each year and an annual investment of more than €13 million.

Santander Universities and the Universia Foundation opened the door to internet of things (IoT) thanks to the recent alliance with MIOTI, the only 100% IoT institute in Spain.

Banco Santander presented Santander X, a project of Santander Universities that aims to become, via universities throughout the world, the largest university entrepreneurial eco system in a digital environment.

A total of 944 students and 22 Spanish education centres participated in training sessions on finance given by 74 volunteers from the Bank in the third edition of Tus Finanzas, Tu Futuro. This programme is one of the initiatives that Santander supports in Spain for promoting financial education, one of the strategic pillars set out in the Group’s volunteering policy.

The environment and climate change

In Mexico, Banco Santander led the financing of Reynosa III (424 MW), Latin America’s largest wind power park. Santander Global Corprorate Banking, with the participation of local project finance and export finance teams, was the structuring bank in the $600 million funding. It is the first project under the long term tenders organised by Mexico’s Federal Electricity Commission.

FINANCIAL REPORT 2017	41

JANUARY - SEPTEMBER    » The Share

» The Share

Shareholder remuneration

Shareholders received in August the first dividend in cash of €0.06 per share charged to 2017’s earnings.

The Santander Dividendo Elección (scrip dividend) programme will be applied for the second dividend. Each shareholder has received a right of free allocation of new shares for each share held. These rights provide three options: sell them to the Bank at a set price (€0.04 per right), sell them on the market between October 18 and November 1 at the share price, or receive new shares (one for every 142 rights)(*). In order to tend to those who opt for the third option, a capital increase for a maximum of €640 million (112,961,784 shares) will be made. The number of shares to be issued will depend on the number of rights sold to the Bank. On November 3, shareholders are scheduled to receive the amount in cash if they opted to sell the rights to the Bank, and on November 14 the new shares if they chose this option.

Share price performance

The markets performed positively until the end of the quarter against a backdrop of optimism over the good macroeconomic figures, the Fed’s two interest rate rises and political stability following elections in the Netherlands, France and Germany. Subsequently, the UK’s negotiations to leave the EU, oil price volatility and geopolitical conflicts injected some instability.

The Santander share ended September at €5.907, up 21.1% in the first nine months and ahead of the main indexes. The Spanish Ibex 35 rose 11.0%, DJ Stoxx Banks 11.1%, DJ Stoxx 50 5.4%, and MSCI World Banks 15.0%. The total shareholder return (share price+dividend) was 24.8%, also ahead of the leading indices.

Capitalisation and trading

At the end of September, Santander was the euro zone’s largest bank and the 11th among the world’s financial institutions by market capitalisation (€94,752 million). A total of 16,631 million Santander shares were traded in the first nine months for an effective value of €93,735 million (liquidity ratio of 111%). The daily trading volume was 86.6 million shares (€486 million).

Capital increase

Santander increased in July its capital by €7,072 million in order to reinforce its solvency following the acquisition of Banco Popular. A total of 1,458,232,745 new shares were issued, 10% of the capital stock.

Shareholder base

The total number of Santander shareholders at September 30 was 4,070,187, of which 3,840,023 were European (77.3% of the capital stock) and 214,499 from the Americas (21.8%). Excluding the board of Grupo Santander, which holds 1.2% of the Bank’s capital stock, individuals hold 38.5% and institutional shareholders 60.3%.

(*) The options, periods and procedures indicated can present particularities for holders of Santander shares on foreign stock markets where the Bank is listed.

The Santander share. September 2017

Shareholders and trading data
Shareholders (number)	4,070,187
Shares (number)	16,040,573,446
Average daily turnover (no. of shares)	86,620,243
Share liquidity (%) (Number of shares traded during the year / number of shares)	111

Price movements during the year
Highest	6.246
Lowest	4.838
Last (30,06,17)	5.907
Market capitalisation (million) (30,06,17)	94,752

Stock market indicators
Price / Tangible book value (X)	1.41
P/E ratio (X)	12.77
Yield* (%)	3.84

(*)  Last three remunarations already paid and one announced / 9M’17 avearge share price

(**) Data adjusted for the capital increase in July 2017

42	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    »  Appendix

FINANCIAL REPORT 2017	43

JANUARY - SEPTEMBER    » Appendix

Quarterly income statement (Including Banco Popular)

    € million

	2016				2017
	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Net interest income	7,624	7,570	7,798	8,096	8,402	8,606	8,681
Net fee income	2,397	2,549	2,597	2,637	2,844	2,916	2,888
Gains (losses) on financial transactions	504	366	440	412	573	286	422
Other operating income	204	270	245	142	211	240	260
Dividends	44	209	37	124	41	238	31
Income from equity-accounted method	83	112	119	130	133	160	188
Other operating income/expenses	78	(51)	90	(112)	37	(157)	42
Gross income	10,730	10,755	11,080	11,288	12,029	12,049	12,252
Operating expenses	(5,158)	(5,227)	(5,250)	(5,453)	(5,543)	(5,648)	(5,766)
General administrative expenses	(4,572)	(4,632)	(4,692)	(4,828)	(4,915)	(4,983)	(5,161)
Personnel	(2,683)	(2,712)	(2,726)	(2,876)	(2,912)	(2,943)	(3,000)
Other general administrative expenses	(1,889)	(1,920)	(1,966)	(1,952)	(2,002)	(2,039)	(2,161)
Depreciation and amortisation	(586)	(595)	(558)	(626)	(629)	(665)	(605)
Net operating income	5,572	5,528	5,831	5,835	6,486	6,401	6,486
Net loan-loss provisions	(2,408)	(2,205)	(2,499)	(2,406)	(2,400)	(2,280)	(2,250)
Impairment losses on other assets	(44)	(29)	(16)	(159)	(68)	(63)	(54)
Other income	(389)	(515)	(376)	(432)	(707)	(785)	(591)
Underlying profit before taxes	2,732	2,779	2,940	2,838	3,311	3,273	3,591
Tax on profit	(810)	(915)	(904)	(767)	(1,125)	(1,129)	(1,243)
Underlying profit from continuing operations	1,922	1,864	2,036	2,071	2,186	2,144	2,347
Net profit from discontinued operations	—	0	(0)	0	—	—	—
Underlying consolidated profit	1,922	1,864	2,036	2,072	2,186	2,144	2,347
Minority interests	288	338	341	305	319	395	371
Underlying attributable profit to the Group	1,633	1,526	1,695	1,766	1,867	1,749	1,976
Net capital gains and provisions*	—	(248)	—	(169)	—	—	(515)
Attributable profit to the Group	1,633	1,278	1,695	1,598	1,867	1,749	1,461

Underlying EPS** (euros)	0.106	0.099	0.110	0.114	0.120	0.112	0.118
Underlying diluted EPS** (euros)	0.106	0.098	0.110	0.114	0.120	0.111	0.119

EPS** (euros)	0.106	0.082	0.110	0.103	0.120	0.112	0.084
Diluted EPS** (euros)	0.106	0.081	0.110	0.103	0.120	0.111	0.085

(*) Including :

–	In 2Q’16, capital gains from the disposal of the stake in Visa Europe (€227 million) and restructuring costs (-€475 million).

–	In 4Q’16 provision for eventual claims related to payment protection insurance (PPI) in the UK (-€137 million) and restatement Santander Consumer USA (-€32 million).

–	In 3Q’17, integration costs (Popular: €300 million and Germany: €85 million) and €130 million charge for equity stakes and intangible assets.

(**).- Data adjusted for the capital increase in July 2017.

44	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    » Appendix

Quarterly income statement (Ex-Popular)

    € million

	2016				2017
	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Net interest income	7,624	7,570	7,798	8,096	8,402	8,497	8,225
Net fee income	2,397	2,549	2,597	2,637	2,844	2,885	2,760
Gains (losses) on financial transactions	504	366	440	412	573	287	413
Other operating income	204	270	245	142	211	240	220
Dividends	44	209	37	124	41	237	30
Income from equity-accounted method	83	112	119	130	133	154	140
Other operating income/expenses	78	(51)	90	(112)	37	(151)	50
Gross income	10,730	10,755	11,080	11,288	12,029	11,910	11,617
Operating expenses	(5,158)	(5,227)	(5,250)	(5,453)	(5,543)	(5,552)	(5,379)
General administrative expenses	(4,572)	(4,632)	(4,692)	(4,828)	(4,915)	(4,896)	(4,822)
Personnel	(2,683)	(2,712)	(2,726)	(2,876)	(2,912)	(2,899)	(2,823)
Other general administrative expenses	(1,889)	(1,920)	(1,966)	(1,952)	(2,002)	(1,997)	(1,999)
Depreciation and amortisation	(586)	(595)	(558)	(626)	(629)	(656)	(557)
Net operating income	5,572	5,528	5,831	5,835	6,486	6,358	6,239
Net loan-loss provisions	(2,408)	(2,205)	(2,499)	(2,406)	(2,400)	(2,272)	(2,212)
Impairment losses on other assets	(44)	(29)	(16)	(159)	(68)	(63)	(54)
Other income	(389)	(515)	(376)	(432)	(707)	(765)	(598)
Underlying profit before taxes	2,732	2,779	2,940	2,838	3,311	3,258	3,375
Tax on profit	(810)	(915)	(904)	(767)	(1,125)	(1,125)	(1,194)
Underlying profit from continuing operations	1,922	1,864	2,036	2,071	2,186	2,133	2,180
Net profit from discontinued operations	—	0	(0)	0	—	—	—
Underlying consolidated profit	1,922	1,864	2,036	2,072	2,186	2,133	2,180
Minority interests	288	338	341	305	319	395	371
Underlying attributable profit to the Group	1,633	1,526	1,695	1,766	1,867	1,738	1,809
Net capital gains and provisions*	—	(248)	—	(169)	—	—	(215)
Attributable profit to the Group	1,633	1,278	1,695	1,598	1,867	1,738	1,594

(*) Including :

–	In 2Q’16, capital gains from the disposal of the stake in Visa Europe (€227 million) and restructuring costs (-€475 million).

–	In 4Q’16 provision for eventual claims related to payment protection insurance (PPI) in the UK (-€137 million) and restatement Santander Consumer USA (-€32 million).

–	In 3Q’17, integration costs (Germany: €85 million) and €130 million charge for equity stakes and intangible assets.

Net fee income. Consolidated

    € million

	3Q’17	2Q’17	Var. %	9M’17	9M’16	Var. %
Fees from services	1,756	1,810	(3.0)	5,351	4,625	15.7
Mutual & pension funds	183	191	(4.2)	570	566	0.6
Securities and custody	262	288	(9.1)	820	664	23.5
Insurance	560	596	(6.1)	1,748	1,687	3.6
Group net fee income (Ex-Popular)	2,760	2,885	(4.3)	8,489	7,543	12.5
Popular	128	31		159
Group net fee income	2,888	2,916	(1.0)	8,648	7,543	14.7

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Operating expenses. Consolidated

    € million

	3Q’17	2Q’17	Var. %	9M’17	9M’16	Var. %
Personnel expenses	2,823	2,899	(2.6)	8,634	8,121	6.3
General expenses	1,999	1,997	0.1	5,998	5,775	3.9
Information technology	263	299	(12.1)	879	832	5.7
Communications	141	121	17.0	393	377	4.1
Advertising	187	180	3.8	536	486	10.3
Buildings and premises	442	433	2.1	1,324	1,308	1.2
Printed and office material	31	34	(7.6)	99	103	(4.5)
Taxes (other than profit tax)	117	126	(7.2)	368	350	5.2
Other expenses	817	804	1.6	2,400	2,318	3.5
Personnel and general expenses	4,822	4,896	(1.5)	14,633	13,896	5.3
Depreciation and amortisation	557	656	(15.1)	1,841	1,738	5.9
Group operating expenses (Ex-Popular)	5,379	5,552	(3.1)	16,474	15,634	5.4
Popular	388	96		484
Group operating expenses	5,766	5,648	2.1	16,957	15,634	8.5

Operating means. Consolidated

		Employees			Branches
	30.09.17	30.09.16	Var.	30.09.17	30.09.16	Var.
Continental Europe	56,702	57,284	(582)	4,595	4,964	(369)
o/w: Spain	22,904	23,182	(278)	2,857	2,993	(136)
Santander Consumer Finance	15,045	14,828	217	549	573	(24)
Poland	11,691	11,781	(90)	592	658	(66)
Portugal	6,022	6,393	(371)	587	727	(140)
United Kingdom	25,722	25,840	(118)	820	844	(24)
Latin America	87,555	87,250	305	5,818	5,817	1
o/w: Brazil	46,261	47,516	(1,255)	3,422	3,408	14
Mexico	18,217	17,467	750	1,401	1,387	14
Chile	11,673	12,208	(535)	406	465	(59)
United States	17,566	17,569	(3)	694	766	(72)
Operating areas	187,545	187,943	(398)	11,927	12,391	(464)
Corporate Centre	1,709	1,732	(23)
Total Group (Ex-Popular)	189,254	189,675	(421)	11,927	12,391	(464)
Popular	11,695			1,777
Total Group	200,949	189,675	11,274	13,704	12,391	1,313

Net loan-loss provisions. Consolidated

    € million

	3Q’17	2Q’17	Var. %	9M’17	9M’16	Var. %
Non performing loans	2,463	2,803	(12.1)	8,140	8,181	(0.5)
Country-risk	2	(0)	—	6	0	—
Recovery of written-off assets	(254)	(531)	(52.3)	(1,262)	(1,069)	18.1
Group net loan-loss provisions (Ex-Popular)	2,212	2,272	(2.7)	6,883	7,112	(3.2)
Popular	38	8		46
Group net loan-loss provisions	2,250	2,280	(1.3)	6,930	7,112	(2.6)

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Customer loans. Consolidated
€ million
	30.09.17	30.09.16	Change amount	%	31.12.16
Commercial bills	23,486	19,789	3,697	18.7	23,894
Secured loans	435,474	450,754	(15,280)	(3.4)	454,563
Other term loans	237,018	225,974	11,044	4.9	232,289
Finance leases	26,055	24,402	1,653	6.8	25,357
Receivable on demand	6,338	8,098	(1,761)	(21.7)	8,102
Credit cards receivable	20,824	19,554	1,270	6.5	21,363
Impaired assets	28,422	33,753	(5,331)	(15.8)	32,687
Gross customer loans (w/o repos)	777,617	782,324	(4,708)	(0.6)	798,254
Repos	22,127	15,568	6,559	42.1	16,609
Gross customer loans	799,744	797,892	1,851	0.2	814,863
Loan-loss allowances	20,809	24,602	(3,793)	(15.4)	24,393
Group net customer loans (Ex-Popular)	778,935	773,290	5,645	0.7	790,470
Popular	75,751
Group net customer loans	854,686	773,290	81,395	10.5	790,470

Customer funds. Consolidated
€ million
	30.09.17	30.09.16	Change amount	%	31.12.16
Demand deposits	480,781	445,045	35,736	8.0	467,261
Time deposits	175,780	183,045	(7,265)	(4.0)	181,089
Mutual funds	156,440	141,053	15,387	10.9	147,416
Customer deposits w/o repos + Mutual funds	813,001	769,143	43,858	5.7	795,766
Pension funds	11,354	11,034	320	2.9	11,298
Managed portfolios	24,886	26,962	(2,076)	(7.7)	23,793
Subtotal	849,241	807,138	42,102	5.2	830,858
Repos	52,450	39,349	13,100	33.3	42,761
Group customer funds (Ex-Popular)	901,690	846,488	55,203	6.5	873,618
Popular	86,696
Group customer funds	988,386	846,488	141,899	16.8	873,618

Eligible capital (fully loaded)
€ million
	30.09.17	30.09.16	Change amount	%	31.12.16
Capital stock and reserves	111,687	101,623	10,064	9.9	101,437
Attributable profit	5,077	4,606	471	10.2	6,204
Dividends	(2,272)	(1,893)	(379)	20.0	(2,469)
Other retained earnings	(20,997)	(17,886)	(3,111)	17.4	(16,116)
Minority interests	7,327	7,106	221	3.1	6,784
Goodwill and intangible assets	(28,622)	(27,640)	(982)	3.6	(28,405)
Other deductions	(4,990)	(5,086)	96	(1.9)	(5,368)
Core CET1	67,210	60,830	6,380	10.5	62,068
Preferred shares and other eligibles T1	7,753	5,633	2,120	37.6	5,767
Tier 1	74,964	66,463	8,500	12.8	67,834
Generic funds and eligible T2 instruments	14,585	13,108	1,477	11.3	13,749
Eligible capital	89,548	79,571	9,977	12.5	81,584
Risk-weighted assets	622,548	580,823	41,725	7.2	588,088

CET1 capital ratio	10.80	10.47	0.33		10.55
T1 capital ratio	12.04	11.44	0.60		11.53
Total capital ratio	14.38	13.70	0.68		13.87

(*) Including Popular

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 Continental Europe (Ex-Popular) (€ million)

		/ 2Q’17			/ 9M’16
P&L	3Q’17	%	% w/o FX	9M’17	%	% w/o FX
Net interest income	2,076	0.7	0.9	6,201	1.6	1.2
Net fee income	969	(2.1)	(1.8)	2,879	8.4	8.1
Gains (losses) on financial transactions	175	—	—	468	(19.4)	(19.6)
Other operating income	110	(9.8)	(9.7)	330	2.0	2.5
Gross income	3,330	5.1	5.3	9,879	2.2	1.9
Operating expenses	(1,678)	(0.3)	(0.1)	(5,046)	(1.5)	(1.8)
General administrative expenses	(1,561)	(0.6)	(0.3)	(4,697)	(2.1)	(2.4)
Personnel	(810)	(0.9)	(0.6)	(2,440)	(0.9)	(1.2)
Other general administrative expenses	(751)	(0.2)	(0.1)	(2,257)	(3.4)	(3.6)
Depreciation and amortisation	(117)	2.6	2.9	(349)	7.8	7.4
Net operating income	1,652	11.2	11.4	4,832	6.4	6.0
Net loan-loss provisions	(262)	4.8	4.8	(773)	(27.8)	(28.0)
Other income	(186)	6.9	7.2	(607)	46.6	46.0
Underlying profit before taxes	1,204	13.4	13.7	3,452	12.9	12.5
Tax on profit	(353)	33.2	33.5	(952)	15.4	14.9
Underlying profit from continuing operations	851	6.8	7.1	2,499	12.0	11.6
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	851	6.8	7.1	2,499	12.0	11.6
Minority interests	101	(1.4)	(1.1)	281	13.8	12.8
Underlying attributable profit to the Group	750	8.0	8.3	2,218	11.8	11.4
Net capital gains and provisions*	(85)	—	—	(85)	(49.7)	(49.4)
Attributable profit to the Group	665	(4.3)	(4.0)	2,133	17.5	17.0
(*).- In 3Q’17, integration costs. In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Balance sheet
Customer loans	303,229	(0.1)	0.1	303,229	3.1	3.3
Cash. central banks and credit institutions	113,664	18.4	18.5	113,664	28.4	28.8
Debt securities	80,896	(3.8)	(3.7)	80,896	(2.9)	(2.8)
o/w: available for sale	56,309	(4.4)	(4.3)	56,309	3.6	3.8
Other financial assets	36,970	1.0	1.0	36,970	(28.6)	(28.6)
Other assets	25,923	3.2	3.5	25,923	(6.0)	(5.7)
Total assets	560,682	2.8	3.0	560,682	2.8	3.0
Customer deposits	282,208	0.1	0.3	282,208	5.0	5.1
Central banks and credit institutions	134,544	8.8	9.0	134,544	10.5	11.0
Debt securities issued	48,876	(1.4)	(1.5)	48,876	(7.8)	(7.5)
Other financial liabilities	46,803	8.2	8.3	46,803	(18.7)	(18.6)
Other liabilities	12,920	4.8	5.0	12,920	55.7	56.0
Total liabilities	525,350	2.9	3.0	525,350	3.1	3.3
Total equity	35,331	2.3	2.6	35,331	(1.3)	(1.0)

Other managed and marketed customer funds	81,506	2.3	2.4	81,506	13.7	13.8
Mutual funds	60,885	2.9	3.0	60,885	15.4	15.3
Pension funds	11,354	0.2	0.2	11,354	2.9	2.9
Managed portfolios	9,267	0.9	1.2	9,267	17.8	18.3

Pro memoria:
Loans w/o repos	304,117	(0.2)	(0.0)	304,117	0.8	1.0
Funds (customer deposits w/o repos + mutual funds)	341,480	0.8	0.9	341,480	7.0	7.0

Ratios (%) and operating means
Underlying RoTE	9.86	0.51		9.93	1.36
Efficiency ratio (with amortisations)	50.4	(2.7)		51.1	(1.9)
NPL ratio	4.95	(0.16)		4.95	(1.48)
NPL coverage	58.1	(0.6)		58.1	(3.2)
Number of employees	56,702	(0.1)		56,702	(1.0)
Number of branches	4,595	(0.8)		4,595	(7.4)

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 Spain (Ex-Popular) (€ million)

P&L	3Q’17	% / 2Q’17	9M’17	% / 9M’16
Net interest income	726	(3.1)	2,222	(4.7)
Net fee income	509	(5.2)	1,506	13.2
Gains (losses) on financial transactions	119	—	308	(29.8)
Other operating income	81	(24.2)	289	56.7
Gross income	1,435	6.3	4,325	1.0
Operating expenses	(815)	1.1	(2,419)	(3.0)
General administrative expenses	(771)	0.8	(2,287)	(4.3)
Personnel	(401)	0.3	(1,199)	(2.1)
Other general administrative expenses	(370)	1.4	(1,088)	(6.6)
Depreciation and amortisation	(44)	6.3	(131)	25.7
Net operating income	621	13.8	1,907	6.6
Net loan-loss provisions	(104)	(24.0)	(404)	(19.3)
Other income	(55)	(13.9)	(184)	8.0
Underlying profit before taxes	461	34.1	1,319	17.9
Tax on profit	(145)	48.1	(390)	22.3
Underlying profit from continuing operations	316	28.5	929	16.2
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	316	28.5	929	16.2
Minority interests	5	7.7	15	(0.1)
Underlying attributable profit to the Group	311	28.9	914	16.5
Net capital gains and provisions*	—	—	—	(100.0)
Attributable profit to the Group	311	28.9	914	60.8
(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Balance sheet
Customer loans	153,646	(1.7)	153,646	0.2
Cash. central banks and credit institutions	84,056	18.5	84,056	32.9
Debt securities	60,299	(3.5)	60,299	(0.3)
o/w: available for sale	42,565	(5.4)	42,565	10.4
Other financial assets	34,140	1.0	34,140	(30.0)
Other assets	10,355	3.8	10,355	38.1
Total assets	342,497	2.7	342,497	2.7
Customer deposits	186,440	(0.3)	186,440	5.8
Central banks and credit institutions	75,884	8.3	75,884	13.3
Debt securities issued	16,414	(0.6)	16,414	(19.3)
Other financial liabilities	44,655	8.5	44,655	(19.6)
Other liabilities	7,039	3.5	7,039	199.9
Total liabilities	330,432	2.8	330,432	2.8
Total equity	12,065	1.2	12,065	1.5

Other managed and marketed customer funds	73,639	2.2	73,639	13.5
Mutual funds	55,278	2.7	55,278	15.0
Pension funds	10,404	0.2	10,404	2.7
Managed portfolios	7,956	1.4	7,956	18.9

Pro memoria:
Loans w/o repos	148,838	(1.8)	148,838	(2.7)
Funds (customer deposits w/o repos + mutual funds)	240,192	0.4	240,192	8.2

Ratios (%) and operating means
Underlying RoTE	10.53	2.03	10.55	1.47
Efficiency ratio (with amortisations)	56.8	(2.9)	55.9	(2.3)
NPL ratio	4.99	—	4.99	(0.83)
NPL coverage	45.2	(0.8)	45.2	(2.4)
Number of employees	22,904	(0.2)	22,904	(1.2)
Number of branches	2,857	(0.4)	2,857	(4.5)

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 Santander Consumer Finance (€ million)

		/ 2Q’17			/ 9M’16
P&L	3Q’17	%	% w/o FX	9M’17	%	% w/o FX
Net interest income	898	2.4	2.5	2,665	5.6	5.1
Net fee income	223	1.6	1.6	674	(0.5)	(0.7)
Gains (losses) on financial transactions	(1)	—	—	(1)	(95.6)	(95.6)
Other operating income	14	—	—	14	6.4	10.3
Gross income	1,135	3.3	3.3	3,352	4.7	4.3
Operating expenses	(484)	(0.1)	(0.1)	(1,472)	3.8	3.4
General administrative expenses	(439)	(0.2)	(0.2)	(1,338)	4.3	4.0
Personnel	(205)	(3.4)	(3.4)	(627)	4.0	3.6
Other general administrative expenses	(234)	2.7	2.7	(710)	4.7	4.3
Depreciation and amortisation	(45)	1.1	1.1	(134)	(1.7)	(1.9)
Net operating income	650	5.9	6.0	1,880	5.4	5.0
Net loan-loss provisions	(90)	57.8	56.7	(207)	(31.0)	(31.3)
Other income	(30)	(13.5)	(13.3)	(102)	(11.8)	(12.1)
Underlying profit before taxes	531	1.6	1.8	1,571	14.8	14.4
Tax on profit	(161)	14.2	14.2	(449)	10.8	10.4
Underlying profit from continuing operations	370	(3.1)	(2.9)	1,122	16.6	16.1
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	370	(3.1)	(2.9)	1,122	16.6	16.1
Minority interests	61	(2.4)	(2.3)	179	29.1	28.8
Underlying attributable profit to the Group	309	(3.2)	(3.0)	943	14.4	13.9
Net capital gains and provisions*	(85)	—	—	(85)	—	—
Attributable profit to the Group	224	(29.8)	(29.5)	858	1.0	0.5

(*).-In 3Q’17, integration costs. In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Balance sheet
Customer loans	86,595	0.2	0.0	86,595	4.9	5.6
Cash. central banks and credit institutions	5,342	16.2	15.7	5,342	(17.9)	(17.3)
Debt securities	3,599	1.6	1.6	3,599	(10.5)	(9.3)
o/w: available for sale	3,542	1.3	1.4	3,542	(9.5)	(8.3)
Other financial assets	23	(23.3)	(23.6)	23	(49.9)	(48.9)
Other assets	3,526	0.7	0.6	3,526	(0.1)	0.3
Total assets	99,087	1.0	0.8	99,087	2.5	3.2
Customer deposits	35,823	0.8	0.7	35,823	4.3	4.9
Central banks and credit institutions	21,920	8.2	8.1	21,920	0.2	0.9
Debt securities issued	27,234	(5.2)	(5.4)	27,234	(0.2)	0.5
Other financial liabilities	895	(9.4)	(9.3)	895	9.1	9.3
Other liabilities	3,780	8.8	8.8	3,780	7.9	8.2
Total liabilities	89,652	0.8	0.6	89,652	2.1	2.7
Total equity	9,435	3.2	3.0	9,435	7.1	7.9

Other managed and marketed customer funds	8	1.2	1.2	8	2.9	2.9
Mutual funds	2	0.3	0.3	2	(11.4)	(11.4)
Pension funds	6	1.5	1.5	6	7.3	7.3
Managed portfolios	—	—	—	—	—	—

Pro memoria:
Loans w/o repos	89,003	0.1	(0.1)	89,003	4.4	5.1
Funds (customer deposits w/o repos + mutual funds)	35,777	0.8	0.7	35,777	4.2	4.8

Ratios (%) and operating means
Underlying RoTE	15.97	(1.14)		16.67	1.71
Efficiency ratio (with amortisations)	42.7	(1.4)		43.9	(0.4)
NPL ratio	2.60	(0.01)		2.60	(0.26)
NPL coverage	104.3	(2.2)		104.3	(6.4)
Number of employees	15,045	0.6		15,045	1.5
Number of branches	549	(1.4)		549	(4.2)

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 Poland (€ million)

		/ 2Q’17			/ 9M’16
P&L	3Q’17	%	% w/o FX	9M’17	%	% w/o FX
Net interest income	236	1.9	2.9	685	11.9	9.5
Net fee income	114	1.8	2.7	327	9.3	7.0
Gains (losses) on financial transactions	13	34.6	36.9	39	(44.2)	(45.4)
Other operating income	(5)	—	—	(8)	—	—
Gross income	358	(1.3)	(0.5)	1,042	5.7	3.5
Operating expenses	(149)	(0.7)	0.3	(446)	1.3	(0.9)
General administrative expenses	(134)	(1.1)	(0.1)	(402)	1.4	(0.8)
Personnel	(80)	(0.7)	0.3	(237)	4.6	2.4
Other general administrative expenses	(55)	(1.6)	(0.7)	(166)	(2.9)	(4.9)
Depreciation and amortisation	(15)	2.7	3.7	(43)	0.3	(1.8)
Net operating income	209	(1.8)	(1.0)	596	9.3	7.0
Net loan-loss provisions	(36)	8.6	9.5	(97)	(11.9)	(13.7)
Other income	(28)	5.3	6.2	(78)	36.2	33.3
Underlying profit before taxes	144	(5.3)	(4.6)	421	11.4	9.0
Tax on profit	(34)	3.7	4.9	(105)	27.6	24.9
Underlying profit from continuing operations	110	(7.8)	(7.2)	316	6.9	4.6
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	110	(7.8)	(7.2)	316	6.9	4.6
Minority interests	34	(6.8)	(6.2)	98	11.6	9.2
Underlying attributable profit to the Group	76	(8.2)	(7.6)	219	4.9	2.7
Net capital gains and provisions*	—	—	—	—	(100.0)	(100.0)
Attributable profit to the Group	76	(8.2)	(7.6)	219	(8.0)	(10.0)
(*).-In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Balance sheet
Customer loans	21,486	0.3	2.1	21,486	6.2	5.9
Cash. central banks and credit institutions	1,845	15.7	17.8	1,845	9.5	9.1
Debt securities	5,954	(10.3)	(8.6)	5,954	6.4	6.0
o/w: available for sale	5,536	1.8	3.7	5,536	10.8	10.4
Other financial assets	574	0.7	2.5	574	6.5	6.2
Other assets	919	(0.7)	1.2	919	(2.4)	(2.7)
Total assets	30,778	(1.2)	0.6	30,778	6.2	5.8
Customer deposits	23,166	(2.6)	(0.8)	23,166	5.3	4.9
Central banks and credit institutions	977	26.4	28.7	977	29.8	29.4
Debt securities issued	704	(5.4)	(3.7)	704	39.2	38.8
Other financial liabilities	536	12.0	14.1	536	(2.5)	(2.8)
Other liabilities	719	(4.1)	(2.3)	719	(17.3)	(17.6)
Total liabilities	26,102	(1.6)	0.2	26,102	5.8	5.4
Total equity	4,676	1.3	3.1	4,676	8.5	8.1

Other managed and marketed customer funds	3,794	3.0	4.9	3,794	13.2	12.8
Mutual funds	3,699	2.8	4.9	3,699	14.0	12.8
Pension funds	—	—	4.7	—	—	13.6
Managed portfolios	96	11.2	4.7	96	(9.8)	13.6

Pro memoria:
Loans w/o repos	22,226	0.3	2.2	22,226	5.4	5.0
Funds (customer deposits w/o repos + mutual funds)	26,824	0.4	2.2	26,824	6.3	5.9

Ratios (%) and operating means
Underlying RoTE	11.63	(1.28)		11.43	(0.41)
Efficiency ratio (with amortisations)	41.7	0.3		42.8	(1.9)
NPL ratio	4.70	0.04		4.70	(1.01)
NPL coverage	67.6	0.1		67.6	(1.3)
Number of employees	11,691	(0.7)		11,691	(0.8)
Number of branches	592	(1.0)		592	(10.0)

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 Portugal (Ex-Popular) (€ million)

P&L	3Q’17	% / 2Q’17	9M’17	% / 9M’16
Net interest income	178	6.6	516	(6.4)
Net fee income	85	2.3	257	4.9
Gains (losses) on financial transactions	32	223.5	76	3.9
Other operating income	11	83.7	16	(56.9)
Gross income	305	15.1	864	(4.5)
Operating expenses	(137)	(0.1)	(412)	(7.5)
General administrative expenses	(127)	0.0	(383)	(8.2)
Personnel	(81)	(1.6)	(246)	(3.7)
Other general administrative expenses	(46)	2.9	(137)	(15.3)
Depreciation and amortisation	(9)	(1.5)	(28)	2.4
Net operating income	168	31.2	452	(1.6)
Net loan-loss provisions	(16)	—	(0)	(99.8)
Other income	(11)	25.9	(34)	17.1
Underlying profit before taxes	142	13.3	418	8.2
Tax on profit	(38)	118.8	(80)	(11.8)
Underlying profit from continuing operations	104	(3.7)	338	14.4
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	104	(3.7)	338	14.4
Minority interests	1	13.6	2	(15.3)
Underlying attributable profit to the Group	103	(3.8)	336	14.6
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	103	(3.8)	336	14.6

Balance sheet
Customer loans	29,846	8.9	29,846	8.2
Cash. central banks and credit institutions	4,981	17.5	4,981	48.8
Debt securities	10,071	(8.2)	10,071	(15.1)
o/w: available for sale	3,931	(16.4)	3,931	(31.9)
Other financial assets	1,601	1.7	1,601	(13.5)
Other assets	1,780	(1.1)	1,780	0.0
Total assets	48,279	5.0	48,279	4.0
Customer deposits	30,221	0.1	30,221	(0.5)
Central banks and credit institutions	8,713	13.8	8,713	17.5
Debt securities issued	4,493	25.7	4,493	6.4
Other financial liabilities	316	(4.3)	316	(8.2)
Other liabilities	886	13.2	886	19.1
Total liabilities	44,630	4.9	44,630	3.6
Total equity	3,649	5.7	3,649	9.3

Other managed and marketed customer funds	3,200	4.7	3,200	20.5
Mutual funds	1,795	7.9	1,795	32.4
Pension funds	943	0.6	943	4.8
Managed portfolios	461	1.6	461	15.5

Pro memoria:
Loans w/o repos	31,190	8.4	31,190	6.6
Funds (customer deposits w/o repos + mutual funds)	32,017	0.5	32,017	0.9

Ratios (%) and operating means
Underlying RoTE	11.79	(0.81)	13.18	0.11
Efficiency ratio (with amortisations)	44.8	(6.8)	47.7	(1.5)
NPL ratio	6.93	(0.74)	6.93	(2.47)
NPL coverage	60.4	0.6	60.4	2.6
Number of employees	6,022	(1.2)	6,022	(5.8)
Number of branches	587	(2.2)	587	(19.3)

52	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    » Appendix

 United Kingdom (€ million)

		/ 2Q’17			/ 9M’16
P&L	3Q’17	%	% w/o FX	9M’17	%	% w/o FX
Net interest income	1,071	(6.8)	(2.7)	3,315	(0.5)	8.3
Net fee income	246	(5.4)	(1.3)	760	(4.6)	3.9
Gains (losses) on financial transactions	63	(47.1)	(44.1)	252	10.8	20.6
Other operating income	17	3.2	7.1	45	32.7	44.5
Gross income	1,397	(9.5)	(5.6)	4,372	(0.4)	8.4
Operating expenses	(694)	(4.0)	0.1	(2,140)	(6.3)	2.1
General administrative expenses	(608)	(4.3)	(0.1)	(1,887)	(8.0)	0.1
Personnel	(331)	(3.7)	0.4	(1,019)	(5.3)	3.2
Other general administrative expenses	(277)	(5.0)	(0.8)	(869)	(11.1)	(3.2)
Depreciation and amortisation	(86)	(1.9)	2.1	(253)	9.3	19.0
Net operating income	703	(14.4)	(10.6)	2,232	5.9	15.3
Net loan-loss provisions	(66)	59.9	64.1	(123)	3.7	12.9
Other income	(89)	(47.9)	(44.9)	(365)	69.5	84.5
Underlying profit before taxes	547	(10.0)	(6.0)	1,744	(1.7)	7.1
Tax on profit	(165)	(15.4)	(11.6)	(525)	(2.8)	5.8
Underlying profit from continuing operations	382	(7.5)	(3.4)	1,219	(1.1)	7.7
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	382	(7.5)	(3.4)	1,219	(1.1)	7.7
Minority interests	5	(5.6)	(1.2)	18	(32.7)	(26.7)
Underlying attributable profit to the Group	377	(7.6)	(3.4)	1,201	(0.4)	8.4
Net capital gains and provisions*	—	—	—	—	(100.0)	(100.0)
Attributable profit to the Group	377	(7.6)	(3.4)	1,201	(8.5)	(0.4)

(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Balance sheet
Customer loans	246,896	0.1	0.3	246,896	(1.4)	1.0
Cash. central banks and credit institutions	52,780	33.4	33.7	52,780	56.4	60.1
Debt securities	25,891	0.6	0.9	25,891	(1.6)	0.8
o/w: available for sale	10,383	(3.9)	(3.7)	10,383	(13.4)	(11.4)
Other financial assets	23,052	(9.6)	(9.3)	23,052	(23.6)	(21.7)
Other assets	10,229	(5.9)	(5.7)	10,229	(22.7)	(20.8)
Total assets	358,847	3.0	3.3	358,847	1.4	3.9
Customer deposits	227,292	4.9	5.2	227,292	11.5	14.2
Central banks and credit institutions	27,926	16.1	16.5	27,926	25.2	28.2
Debt securities issued	60,784	(4.2)	(3.9)	60,784	(17.0)	(15.0)
Other financial liabilities	21,982	(6.7)	(6.5)	21,982	(31.2)	(29.5)
Other liabilities	4,195	(4.1)	(3.8)	4,195	(32.0)	(30.3)
Total liabilities	342,179	3.1	3.4	342,179	1.4	3.9
Total equity	16,669	1.4	1.7	16,669	1.9	4.4

Other managed and marketed customer funds	8,474	(0.1)	0.2	8,474	(0.8)	1.6
Mutual funds	8,360	(0.1)	0.2	8,360	(0.8)	1.6
Pension funds	—	—	—	—	—	—
Managed portfolios	115	1.0	1.2	115	(2.1)	0.3

Pro memoria:
Loans w/o repos	235,704	0.1	0.4	235,704	(2.5)	(0.2)
Funds (customer deposits w/o repos + mutual funds)	207,861	(0.3)	(0.1)	207,861	0.8	3.2

Ratios (%) and operating means
Underlying RoTE	10.60	(0.40)		10.94	1.02
Efficiency ratio (with amortisations)	49.7	2.9		49.0	(3.1)
NPL ratio	1.32	0.09		1.32	(0.15)
NPL coverage	31.5	(1.1)		31.5	(4.5)
Number of employees	25,722	(0.1)		25,722	(0.5)
Number of branches	820	(1.1)		820	(2.8)

FINANCIAL REPORT 2017	53

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 Latin America (€ million)

		/ 2Q’17			/ 9M’16
P&L	3Q’17	%	% w/o FX	9M’17	%	% w/o FX
Net interest income	3,979	(0.8)	4.2	11,939	23.8	16.0
Net fee income	1,325	(5.0)	0.7	4,121	26.3	18.8
Gains (losses) on financial transactions	253	10.6	15.8	810	22.8	19.4
Other operating income	30	44.1	46.9	53	497.3	316.3
Gross income	5,587	(1.2)	4.0	16,923	24.7	17.1
Operating expenses	(2,145)	(1.7)	3.9	(6,506)	17.3	10.7
General administrative expenses	(1,946)	(1.4)	4.1	(5,893)	16.8	10.3
Personnel	(1,077)	(1.4)	4.0	(3,262)	16.6	9.9
Other general administrative expenses	(869)	(1.4)	4.3	(2,632)	17.0	10.7
Depreciation and amortisation	(200)	(3.8)	1.4	(612)	23.1	15.4
Net operating income	3,442	(0.9)	4.1	10,418	29.8	21.5
Net loan-loss provisions	(1,228)	(3.6)	1.1	(3,808)	6.3	(1.4)
Other income	(321)	(20.8)	(15.6)	(1,086)	101.8	82.8
Underlying profit before taxes	1,893	5.4	10.6	5,524	41.4	34.0
Tax on profit	(620)	13.5	18.9	(1,757)	70.8	61.0
Underlying profit from continuing operations	1,273	1.9	7.0	3,767	30.8	24.3
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	1,273	1.9	7.0	3,767	30.8	24.3
Minority interests	204	2.6	6.4	598	31.2	25.6
Underlying attributable profit to the Group	1,069	1.8	7.1	3,169	30.8	24.0
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	1,069	1.8	7.1	3,169	30.8	24.0

Balance sheet
Customer loans	149,263	1.9	3.3	149,263	4.8	8.3
Cash. central banks and credit institutions	55,825	(6.7)	(5.2)	55,825	(12.5)	(9.3)
Debt securities	62,144	4.4	5.7	62,144	16.1	19.3
o/w: available for sale	35,628	5.6	6.9	35,628	22.5	26.0
Other financial assets	14,208	1.0	2.8	14,208	(13.8)	(12.5)
Other assets	17,718	(2.9)	(1.8)	17,718	(1.5)	2.1
Total assets	299,158	0.3	1.7	299,158	1.7	4.9
Customer deposits	146,529	0.9	2.6	146,529	9.8	13.8
Central banks and credit institutions	40,876	(5.4)	(4.2)	40,876	3.1	5.9
Debt securities issued	35,043	(6.6)	(6.0)	35,043	(20.9)	(18.4)
Other financial liabilities	35,629	8.6	10.0	35,629	(4.7)	(2.6)
Other liabilities	11,396	5.4	6.6	11,396	5.9	9.3
Total liabilities	269,473	(0.0)	1.4	269,473	1.5	4.7
Total equity	29,685	3.7	5.0	29,685	3.4	6.9

Other managed and marketed customer funds	85,561	4.5	5.4	85,561	8.1	11.7
Mutual funds	78,858	4.5	5.4	78,858	8.2	11.8
Pension funds	—	—	—	—	—	—
Managed portfolios	6,703	4.6	4.5	6,703	7.5	11.3

Pro memoria:
Loans w/o repos	154,722	1.7	3.1	154,722	4.1	7.5
Funds (customer deposits w/o repos + mutual funds)	202,638	4.8	6.4	202,638	15.4	19.5

Ratios (%) and operating means
Underlying RoTE	18.15	0.40		17.77	2.48
Efficiency ratio (with amortisations)	38.4	(0.2)		38.4	(2.4)
NPL ratio	4.45	0.01		4.45	(0.49)
NPL coverage	89.9	0.8		89.9	5.4
Number of employees	87,555	0.1		87,555	0.3
Number of branches	5,818	(0.1)		5,818	0.0

54	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    » Appendix

 Brazil (€ million)

		/ 2Q’17			/ 9M’16
P&L	3Q’17	%	% w/o FX	9M’17	%	% w/o FX
Net interest income	2,524	0.8	5.8	7,548	30.3	16.7
Net fee income	868	(4.5)	0.5	2,711	32.0	18.3
Gains (losses) on financial transactions	110	42.7	45.2	434	72.1	54.2
Other operating income	40	230.1	233.4	68	99.1	78.4
Gross income	3,542	1.1	6.2	10,761	32.3	18.5
Operating expenses	(1,244)	0.9	5.9	(3,791)	19.6	7.1
General administrative expenses	(1,120)	1.4	6.4	(3,406)	19.1	6.7
Personnel	(633)	0.0	5.0	(1,930)	21.4	8.8
Other general administrative expenses	(487)	3.3	8.3	(1,476)	16.3	4.1
Depreciation and amortisation	(124)	(3.5)	1.5	(385)	24.0	11.1
Net operating income	2,298	1.3	6.3	6,970	40.4	25.8
Net loan-loss provisions	(819)	(3.8)	1.2	(2,581)	6.5	(4.6)
Other income	(268)	(23.3)	(18.2)	(975)	93.6	73.4
Underlying profit before taxes	1,211	13.3	18.3	3,414	67.7	50.3
Tax on profit	(464)	22.3	27.3	(1,266)	106.9	85.4
Underlying profit from continuing operations	747	8.4	13.4	2,149	50.9	35.2
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	747	8.4	13.4	2,149	50.9	35.2
Minority interests	88	11.2	16.2	246	66.0	48.7
Underlying attributable profit to the Group	659	8.0	13.0	1,902	49.1	33.6
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	659	8.0	13.0	1,902	49.1	33.6

Balance sheet
Customer loans	71,352	2.9	3.0	71,352	4.7	8.8
Cash. central banks and credit institutions	37,355	(1.2)	(1.1)	37,355	(9.6)	(6.0)
Debt securities	43,428	8.3	8.4	43,428	25.1	30.0
o/w: available for sale	24,512	11.0	11.1	24,512	41.5	47.1
Other financial assets	6,038	5.0	5.1	6,038	(13.2)	(9.8)
Other assets	12,416	(1.1)	(1.0)	12,416	(2.9)	0.9
Total assets	170,590	3.1	3.2	170,590	4.1	8.2
Customer deposits	74,266	3.7	3.8	74,266	7.7	11.9
Central banks and credit institutions	25,047	1.2	1.2	25,047	21.2	26.0
Debt securities issued	21,378	(9.2)	(9.1)	21,378	(28.0)	(25.1)
Other financial liabilities	24,181	13.2	13.3	24,181	18.4	23.0
Other liabilities	8,019	8.5	8.6	8,019	10.2	14.6
Total liabilities	152,891	2.8	2.9	152,891	4.0	8.1
Total equity	17,699	5.2	5.3	17,699	4.7	8.8

Other managed and marketed customer funds	62,180	6.1	6.2	62,180	9.7	14.0
Mutual funds	58,111	6.2	6.3	58,111	9.7	14.1
Pension funds	—	—	—	—	—	—
Managed portfolios	4,069	4.5	4.6	4,069	8.7	13.0

Pro memoria:
Loans w/o repos	75,622	3.1	3.2	75,622	4.5	8.6
Funds (customer deposits w/o repos + mutual funds)	113,031	10.1	10.2	113,031	21.1	25.8

Ratios (%) and operating means
Underlying RoTE	17.60	1.35		16.79	2.99
Efficiency ratio (with amortisations)	35.1	(0.1)		35.2	(3.7)
NPL ratio	5.32	(0.04)		5.32	(0.80)
NPL coverage	97.6	2.1		97.6	8.3
Number of employees	46,261	0.1		46,261	(2.6)
Number of branches	3,422	(0.1)		3,422	0.4

FINANCIAL REPORT 2017	55

JANUARY - SEPTEMBER    » Appendix

 Mexico (€ million)

		/ 2Q’17			/ 9M’16
P&L	3Q’17	%	% w/o FX	9M’17	%	% w/o FX
Net interest income	684	3.2	5.6	1,970	11.3	14.4
Net fee income	195	1.0	3.4	569	6.9	9.9
Gains (losses) on financial transactions	25	(53.8)	(53.2)	111	16.3	19.6
Other operating income	(11)	—	—	(20)	(13.6)	(11.2)
Gross income	892	(2.4)	(0.2)	2,630	10.8	13.9
Operating expenses	(356)	(1.2)	1.0	(1,037)	9.1	12.2
General administrative expenses	(324)	(1.2)	1.0	(943)	8.6	11.6
Personnel	(163)	0.0	2.3	(475)	5.5	8.5
Other general administrative expenses	(162)	(2.3)	(0.2)	(468)	11.8	15.0
Depreciation and amortisation	(32)	(1.6)	0.6	(94)	15.1	18.4
Net operating income	536	(3.1)	(0.9)	1,594	11.8	15.0
Net loan-loss provisions	(240)	(2.4)	(0.1)	(718)	14.3	17.5
Other income	(4)	(33.1)	(32.1)	(15)	(33.5)	(31.7)
Underlying profit before taxes	292	(3.1)	(0.9)	860	11.2	14.3
Tax on profit	(61)	(4.6)	(2.5)	(181)	5.3	8.3
Underlying profit from continuing operations	231	(2.6)	(0.5)	680	12.9	16.0
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	231	(2.6)	(0.5)	680	12.9	16.0
Minority interests	49	(2.5)	(0.2)	148	4.1	7.0
Underlying attributable profit to the Group	182	(2.7)	(0.6)	532	15.6	18.8
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	182	(2.7)	(0.6)	532	15.6	18.8

Balance sheet
Customer loans	29,072	0.6	4.8	29,072	4.7	3.4
Cash. central banks and credit institutions	8,925	(28.2)	(25.2)	8,925	(21.9)	(22.9)
Debt securities	14,026	1.0	5.3	14,026	7.4	6.0
o/w: available for sale	7,395	0.0	4.3	7,395	12.2	10.8
Other financial assets	5,902	(3.2)	0.9	5,902	(14.8)	(15.8)
Other assets	2,577	(12.2)	(8.5)	2,577	4.1	2.7
Total assets	60,502	(5.9)	(1.8)	60,502	(1.9)	(3.1)
Customer deposits	31,339	(4.0)	0.1	31,339	20.6	19.1
Central banks and credit institutions	9,841	(15.3)	(11.6)	9,841	0.2	(1.1)
Debt securities issued	4,931	(1.3)	3.0	4,931	(5.7)	(6.9)
Other financial liabilities	7,167	(8.5)	(4.6)	7,167	(45.8)	(46.5)
Other liabilities	1,815	(2.4)	1.7	1,815	(6.5)	(7.7)
Total liabilities	55,093	(6.5)	(2.6)	55,093	(1.9)	(3.2)
Total equity	5,409	1.7	6.0	5,409	(1.0)	(2.3)

Other managed and marketed customer funds	10,538	(0.6)	3.6	10,538	(3.6)	(4.9)
Mutual funds	10,538	(0.6)	3.6	10,538	(3.6)	(4.9)
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—

Pro memoria:
Loans w/o repos	29,347	(0.8)	3.5	29,347	3.0	1.7
Funds (customer deposits w/o repos + mutual funds)	38,643	(2.7)	1.4	38,643	11.0	9.6

Ratios (%) and operating means
Underlying RoTE	19.38	(0.94)		19.50	4.72
Efficiency ratio (with amortisations)	39.9	0.5		39.4	(0.6)
NPL ratio	2.56	(0.02)		2.56	(0.39)
NPL coverage	110.3	(3.5)		110.3	8.4
Number of employees	18,217	1.9		18,217	4.3
Number of branches	1,401	0.1		1,401	1.0

56	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    »  Appendix

 Chile (€ million)

		/ 2Q’17			/ 9M’16
P&L	3Q’17	%	% w/o FX	9M’17	%	% w/o FX
Net interest income	440	(10.0)	(6.8)	1,415	5.4	1.1
Net fee income	93	(6.4)	(3.2)	300	14.9	10.1
Gains (losses) on financial transactions	67	25.0	28.1	170	18.8	13.9
Other operating income	3	683.0	560.0	8	204.5	192.0
Gross income	604	(6.1)	(2.9)	1,893	8.2	3.7
Operating expenses	(253)	(2.6)	0.6	(777)	7.8	3.4
General administrative expenses	(228)	(2.6)	0.6	(700)	6.5	2.2
Personnel	(143)	(2.7)	0.5	(430)	5.1	0.7
Other general administrative expenses	(85)	(2.5)	0.6	(270)	9.0	4.5
Depreciation and amortisation	(26)	(2.1)	1.1	(78)	20.9	15.9
Net operating income	351	(8.4)	(5.2)	1,116	8.5	4.0
Net loan-loss provisions	(108)	(12.1)	(8.8)	(352)	(7.9)	(11.7)
Other income	11	72.2	76.5	20	175.5	164.2
Underlying profit before taxes	255	(4.8)	(1.6)	783	19.9	15.0
Tax on profit	(45)	(8.9)	(5.7)	(142)	26.2	21.0
Underlying profit from continuing operations	209	(3.8)	(0.6)	641	18.6	13.7
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	209	(3.8)	(0.6)	641	18.6	13.7
Minority interests	66	(3.1)	0.1	201	23.0	18.0
Underlying attributable profit to the Group	143	(4.2)	(1.0)	440	16.7	11.9
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	143	(4.2)	(1.0)	440	16.7	11.9

Balance sheet
Customer loans	36,257	2.7	2.3	36,257	1.0	3.9
Cash. central banks and credit institutions	3,990	0.8	0.4	3,990	(25.1)	(23.0)
Debt securities	3,352	(11.4)	(11.8)	3,352	(20.1)	(17.9)
o/w: available for sale	2,717	(5.1)	(5.4)	2,717	(29.8)	(27.8)
Other financial assets	2,247	2.0	1.6	2,247	(12.9)	(10.4)
Other assets	1,850	3.8	3.4	1,850	(5.2)	(2.5)
Total assets	47,695	1.4	1.0	47,695	(4.5)	(1.8)
Customer deposits	25,819	2.2	1.8	25,819	1.4	4.3
Central banks and credit institutions	4,239	(14.4)	(14.8)	4,239	(37.5)	(35.7)
Debt securities issued	8,490	(2.3)	(2.6)	8,490	(7.4)	(4.7)
Other financial liabilities	3,300	24.0	23.5	3,300	12.3	15.5
Other liabilities	1,138	16.1	15.6	1,138	2.8	5.7
Total liabilities	42,986	1.1	0.7	42,986	(5.4)	(2.7)
Total equity	4,709	4.4	4.0	4,709	5.0	8.0

Other managed and marketed customer funds	10,199	0.9	0.5	10,199	2.6	5.5
Mutual funds	7,565	(0.4)	(0.8)	7,565	1.6	4.5
Pension funds	—	—	—	—	—	—
Managed portfolios	2,634	4.7	4.3	2,634	5.7	8.7

Pro memoria:
Loans w/o repos	37,281	2.5	2.1	37,281	0.9	3.8
Funds (customer deposits w/o repos + mutual funds)	33,215	1.6	1.2	33,215	1.1	4.0

Ratios (%) and operating means
Underlying RoTE	18.23	(0.42)		18.01	0.83
Efficiency ratio (with amortisations)	41.9	1.5		41.1	(0.1)
NPL ratio	4.95	(0.05)		4.95	(0.17)
NPL coverage	58.5	0.3		58.5	0.4
Number of employees	11,673	(0.2)		11,673	(4.4)
Number of branches	406	(0.2)		406	(12.7)

FINANCIAL REPORT 2017	57

JANUARY - SEPTEMBER    »  Appendix

 United States (Ex-Popular) (€ million)

		/ 2Q’17			/ 9M’16
P&L	3Q’17	%	% w/o FX	9M’17	%	% w/o FX
Net interest income	1,319	(11.3)	(5.1)	4,296	(3.8)	(4.2)
Net fee income	226	(9.8)	(3.4)	749	(11.3)	(11.7)
Gains (losses) on financial transactions	(21)	—	—	(1)	—	—
Other operating income	80	(31.5)	(25.3)	319	(14.9)	(15.2)
Gross income	1,604	(14.7)	(8.5)	5,363	(6.3)	(6.7)
Operating expenses	(743)	(12.1)	(5.8)	(2,425)	3.9	3.5
General administrative expenses	(666)	(12.2)	(5.9)	(2,181)	3.6	3.2
Personnel	(396)	(7.5)	(1.1)	(1,268)	3.8	3.4
Other general administrative expenses	(270)	(18.2)	(12.1)	(913)	3.3	2.9
Depreciation and amortisation	(77)	(11.4)	(5.2)	(244)	6.5	6.0
Net operating income	861	(16.8)	(10.6)	2,938	(13.3)	(13.6)
Net loan-loss provisions	(634)	(9.0)	(2.5)	(2,142)	(8.5)	(8.9)
Other income	(2)	(92.8)	(86.5)	(58)	(28.6)	(28.8)
Underlying profit before taxes	225	(28.4)	(22.8)	737	(23.6)	(23.9)
Tax on profit	(70)	(10.7)	(4.7)	(211)	(37.7)	(37.9)
Underlying profit from continuing operations	154	(34.4)	(29.0)	527	(16.0)	(16.3)
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	154	(34.4)	(29.0)	527	(16.0)	(16.3)
Minority interests	61	(29.5)	(24.1)	190	(22.9)	(23.2)
Underlying attributable profit to the Group	93	(37.2)	(31.7)	337	(11.5)	(11.9)
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	93	(37.2)	(31.7)	337	(11.5)	(11.9)

Balance sheet
Customer loans	73,242	(4.5)	(1.2)	73,242	(10.7)	(5.5)
Cash. central banks and credit institutions	13,093	(15.8)	(12.9)	13,093	(21.2)	(16.7)
Debt securities	16,331	(8.3)	(5.2)	16,331	6.8	12.9
o/w: available for sale	14,338	(8.5)	(5.3)	14,338	4.1	10.1
Other financial assets	2,889	4.8	8.4	2,889	(7.1)	(1.7)
Other assets	12,381	(2.3)	1.1	12,381	(2.8)	2.9
Total assets	117,937	(6.0)	(2.8)	117,937	(9.1)	(3.9)
Customer deposits	52,877	(4.7)	(1.4)	52,877	(12.1)	(7.0)
Central banks and credit institutions	15,676	(19.5)	(16.7)	15,676	(29.6)	(25.5)
Debt securities issued	26,993	(0.7)	2.7	26,993	9.8	16.1
Other financial liabilities	2,720	(14.8)	(11.9)	2,720	14.4	21.0
Other liabilities	4,250	(2.5)	0.9	4,250	(6.8)	(1.4)
Total liabilities	102,516	(6.6)	(3.3)	102,516	(10.0)	(4.8)
Total equity	15,422	(2.2)	1.2	15,422	(2.5)	3.2

Other managed and marketed customer funds	17,136	(0.5)	2.9	17,136	(13.0)	(8.0)
Mutual funds	8,334	(1.5)	1.9	8,334	19.8	26.7
Pension funds	—	—	—	—	—	—
Managed portfolios	8,801	0.4	3.9	8,801	(30.9)	(26.9)

Pro memoria:
Loans w/o repos	76,725	(4.5)	(1.2)	76,725	(10.8)	(5.7)
Funds (customer deposits w/o repos + mutual funds)	60,916	(4.4)	(1.1)	60,916	(8.8)	(3.6)

Ratios (%) and operating means
Underlying RoTE	3.00	(1.44)		3.42	(0.65)
Efficiency ratio (with amortisations)	46.3	1.4		45.2	4.4
NPL ratio	2.56	(0.08)		2.56	0.32
NPL coverage	187.5	4.4		187.5	(28.7)
Number of employees	17,566	(2.5)		17,566	(0.0)
Number of branches	694	(9.0)		694	(9.4)

58	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    » Appendix

 Corporate Centre (€ million)

P&L	3Q’17	2Q’17%		9M’17	9M’16%
Net interest income	(220)	(213)	3.2	(628)	(550)	14.1
Net fee income	(7)	(9)	(28.8)	(21)	(17)	21.7
Gains (losses) on financial transactions	(56)	(81)	(30.9)	(257)	(196)	31.1
Other operating income	(17)	(36)	(52.7)	(76)	(21)	258.1
Gross income	(300)	(340)	(11.7)	(981)	(784)	25.1
Operating expenses	(118)	(118)	0.1	(356)	(351)	1.6
Net operating income	(419)	(458)	(8.7)	(1,337)	(1,135)	17.8
Net loan-loss provisions	(22)	(11)	104.0	(37)	1	—
Other income	(54)	(53)	3.1	(139)	(118)	17.2
Underlying profit before taxes	(494)	(522)	(5.2)	(1,513)	(1,252)	20.9
Tax on profit	14	(40)	—	1	102	(99.5)
Underlying profit from continuing operations	(481)	(561)	(14.4)	(1,512)	(1,149)	31.6
Net profit from discontinued operations	—	—	—	—	0	(100.0)
Underlying consolidated profit	(481)	(561)	(14.4)	(1,512)	(1,149)	31.6
Minority interests	(0)	2	—	(1)	(9)	(88.5)
Underlying attributable profit to the Group	(480)	(563)	(14.7)	(1,511)	(1,140)	32.5
Net capital gains and provisions*	(130)	—	—	(130)	(186)	(30.1)
Attributable profit to the Group	(610)	(563)	8.4	(1,641)	(1,326)	23.7

(*).-In 3Q’17, charge for equity stakes and intangible assets. In 2Q’16, restructuring costs.

Balance sheet
Debt securities	1,488	2,009	(25.9)	1,488	1,259	18.2
Goodwill	25,855	26,070	(0.8)	25,855	26,143	(1.1)
Capital assigned to Group areas	85,441	79,992	6.8	85,441	78,615	8.7
Other financial assets	9,140	8,040	13.7	9,140	13,015	(29.8)
Other assets	14,485	14,814	(2.2)	14,485	15,416	(6.0)
Total assets	136,408	130,926	4.2	136,408	134,447	1.5
Debt securities issued	36,213	34,279	5.6	36,213	33,566	7.9
Other financial liabilities	856	2,095	(59.1)	856	3,731	(77.0)
Other liabilities	9,088	8,968	1.3	9,088	14,098	(35.5)
Total liabilities	46,157	45,342	1.8	46,157	51,394	(10.2)
Total equity	90,251	85,583	5.5	90,251	83,053	8.7

Other managed and marketed customer funds	3	53	(93.9)	3	—	—
Mutual funds	3	53	(93.9)	3	—	—
Pension funds	0	—	—	0	—	—
Managed portfolios	—	—	—	—	—	—

Operating means
Number of employees	1,709	1,714	(0.3)	1,709	1,732	(1.3)

FINANCIAL REPORT 2017	59

JANUARY - SEPTEMBER    » Appendix

 Retail Banking (€ million)

			/ 2Q’17			/ 9M’16
P&L	3Q’17	%	% w/o FX	9M’17	%	% w/o FX
Net interest income	7,844	(3.1)	0.9	23,888	9.8	7.9
Net fee income	2,369	(3.6)	0.3	7,274	11.8	9.4
Gains (losses) on financial transactions	110	(30.4)	(28.2)	492	23.8	30.9
Other operating income	223	28.8	33.2	580	12.3	12.5
Gross income	10,546	(3.1)	0.9	32,235	10.5	8.6
Operating expenses	(4,718)	(3.6)	0.3	(14,500)	6.1	4.8
Net operating income	5,828	(2.7)	1.3	17,735	14.3	12.0
Net loan-loss provisions	(2,062)	3.2	8.2	(6,301)	(1.5)	(5.0)
Other income	(530)	(29.0)	(25.3)	(1,962)	68.7	63.0
Underlying profit before taxes	3,236	(0.2)	3.2	9,472	19.1	18.4
Tax on profit	(1,023)	9.7	13.4	(2,876)	29.2	28.6
Underlying profit from continuing operations	2,214	(4.2)	(0.9)	6,596	15.1	14.5
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	2,214	(4.2)	(0.9)	6,596	15.1	14.5
Minority interests	324	(7.5)	(4.3)	951	12.5	10.7
Underlying attributable profit to the Group	1,889	(3.7)	(0.3)	5,645	15.5	15.1
Net capital gains and provisions*	(85)	—	—	(85)	—	618.4
Attributable profit to the Group	1,804	(8.0)	(4.7)	5,560	13.9	13.7

Pro memoria:
Loans w/o repos	678,024	(0.3)	0.4	678,024	0.1	2.2
Funds (customer deposits w/o repos + mutual funds)	734,978	0.4	1.2	734,978	4.1	6.1

(*).-In	3Q’17, integration costs. In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

 Global Corporate Banking (€ million)

		/ 2Q’17			/ 9M’16
P&L	3Q’17	%	% w/o FX	9M’17	%	% w/o FX
Net interest income	610	(2.4)	1.2	1,891	3.8	1.3
Net fee income	397	(9.3)	(6.3)	1,234	17.3	15.9
Gains (losses) on financial transactions	360	70.3	77.8	1,038	(6.5)	(8.4)
Other operating income	7	(92.6)	(91.5)	151	(8.9)	(9.9)
Gross income	1,374	(0.0)	3.8	4,314	4.0	1.9
Operating expenses	(493)	1.0	4.6	(1,469)	0.7	0.8
Net operating income	881	(0.6)	3.3	2,845	5.7	2.5
Net loan-loss provisions	(113)	(52.2)	(49.7)	(483)	(19.9)	(24.9)
Other income	(22)	326.6	353.7	(41)	6.5	8.2
Underlying profit before taxes	745	15.8	20.0	2,320	13.3	10.8
Tax on profit	(219)	18.7	23.1	(669)	12.3	9.9
Underlying profit from continuing operations	526	14.6	18.7	1,651	13.7	11.2
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	526	14.6	18.7	1,651	13.7	11.2
Minority interests	49	11.2	14.6	150	19.6	12.9
Underlying attributable profit to the Group	476	15.0	19.2	1,501	13.1	11.1
Net capital gains and provisions*	—	—	—	—	(100.0)	(100.0)
Attributable profit to the Group	476	15.0	19.2	1,501	18.3	16.1

Pro memoria:
Loans w/o repos	90,900	1.3	2.2	90,900	(5.2)	(3.3)
Funds (customer deposits w/o repos + mutual funds)	77,867	7.4	8.2	77,867	26.5	28.7

(*).-	In 2Q’16, restructuring costs.

60	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    » Appendix

 Popular (€ million)

P&L	2Q’17*	3Q’17	9M’17*
Net interest income	109	456	565
Net fee income	31	128	159
Gains (losses) on financial transactions	(1)	10	9
Other operating income	0	40	41
Gross income	139	634	774
Operating expenses	(96)	(388)	(484)
General administrative expenses	(87)	(339)	(426)
Personnel	(45)	(177)	(222)
Other general administrative expenses	(42)	(162)	(204)
Depreciation and amortisation	(9)	(49)	(58)
Net operating income	43	247	290
Net loan-loss provisions	(8)	(38)	(46)
Other income	(20)	8	(12)
Underlying profit before taxes	15	216	231
Tax on profit	(5)	(49)	(53)
Underlying profit from continuing operations	11	167	178
Net profit from discontinued operations	—	—	—
Underlying consolidated profit	11	167	178
Minority interests	—	(0)	(0)
Underlying attributable profit to the Group	11	168	178
Net capital gains and provisions**	—	(300)	(300)
Attributable profit to the Group	11	(132)	(122)

(*).- Results consolidated into Grupo Santander as of 7 June 2017, (**).- In 3Q’17, integration costs.

Balance sheet	Sep 2017	% / jun 2017
Customer loans	75,751	(8.3)
Cash. central banks and credit institutions	15,392	22.8
Debt securities	18,818	(3.0)
o/w: available for sale	16,686	(6.9)
Other financial assets	1,755	(11.0)
Other assets	18,270	20.0
Total assets	129,985	(1.3)
Customer deposits	69,842	7.8
Central banks and credit institutions	35,333	(25.0)
Debt securities issued	10,861	(8.8)
Other financial liabilities	2,134	(17.8)
Other liabilities	5,004	(4.9)
Total liabilities	123,174	(6.5)
Total equity	6,789	—

Other managed and marketed customer funds	16,854	(7.0)
Mutual funds	9,731	(2.7)
Pension funds	4,692	(1.0)
Managed portfolios	2,431	(28.1)

Pro memoria:
Gross customer loans w/o repos	79,573	(14.5)
Funds (customer deposits w/o repos + mutual funds)	79,240	12.3

FINANCIAL REPORT 2017	61

JANUARY - SEPTEMBER    » Consolidated summarised financial statements

NOTE:

The financial information for the first nine months of 2017 and 2016 corresponds to that included in the consolidated summarised financial statements at these dates. drawn up in accordance with the International Accounting Standards (IAS) 34. Interim Financial Information, The accounting policies and methods used are those established by the International Financial Reporting Standards adopted by the European Union (IFRS-EU). Circular 4/2004 of the Bank of Spain and the International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS-IASB),

 Consolidated income statement (€ million)

	9M’17	9M’16
Interest income	42,488	41,048
Interest expense	(16,799)	(18,055)
NET INTEREST INCOME	25,689	22,993
Dividend income	309	289
Share of results of entities accounted for using the equity method	480	314
Commission income	10,875	9,557
Commission expense	(2,227)	(2,014)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss. net	353	806
Gain or losses on financial assets and liabilities held for trading. net	1,036	1,517
Gain or losses on financial assets and liabilities measured at fair value through profit or loss. net	(85)	433
Gain or losses from hedge accounting. net	(35)	8
Exchange rate differences. net	13	(1,073)
Other operating income	1,188	1,709
Other operating expenses	(1,315)	(1,641)
Income from assets under insurance and reinsurance contracts	1,869	1,420
Expenses from liabilities under insurance and reinsurance contracts	(1,820)	(1,372)
GROSS INCOME	36,330	32,946
Administrative expenses	(15,059)	(13,896)
Staff costs	(8,856)	(8,121)
Other general administrative expenses	(6,203)	(5,775)
Depreciation and amortisation cost	(1,899)	(1,738)
Provisions. net	(2,622)	(1,927)
Impairment or reversal of impairment of financial assets measured at fair value through profit or loss. net	(6,973)	(7,154)
Financial assets measured at cost	(7)	(3)
Financial assets available-for-sale	(3)	16
Loans and receivables	(6,963)	(7,167)
Held-to-maturity investments	—	—
PROFIT FROM OPERATIONS	9,777	8,231
Impairment of investments in subsidiaries. joint ventures and associates. net	—	(8)
Impairment on non-financial assets. net	(141)	(37)
Tangible assets	(44)	(26)
Intangible assets	(41)	—
Others	(56)	(11)
Gain or losses on non financial assets and investments. net	71	9
Negative goodwill recognized in results	—	22
Gains or losses on non-current assets held for sale classified as discontinued operations	(211)	(64)
PROFIT OR LOSS BEFORE TAX FROM CONTINUING OPERATIONS	9,496	8,153
Tax expense or income from continuing operations	(3,332)	(2,547)
PROFIT OR LOSS AFTER TAX FROM CONTINUING OPERATIONS	6,164	5,606
Profit or loss after tax from discontinued operations	—	—
PROFIT FOR THE PERIOD	6,164	5,606
Profit attributable to non-controlling interests	1,087	1,000
Profit attributable to the parent	5,077	4,606

EARNINGS PER SHARE (euros)
Basic	0.32	0.30
Diluted	0.32	0.30

NOTE:	The financial information in this report was approved by the Bank’s Board of Directors. following a favourable report from the Audit Committee

62	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    » Consolidated summarised financial statements

 Consolidated balance sheet (€ million)

ASSETS	30.09.17	31.12.16	30.09.16
Cash. cash balances at central banks and other demand deposits	122,055	76,454	63,717
Financial assets held for trading	126,649	148,187	152,814
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	44,876	38,145	—
Financial assets measured at fair value	38,159	31,609	45,158
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	4,189	2,025	—
Financial assets available for sale	139,461	116,774	113,947
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	48,992	23,980	—
Loans and receivables	903,851	840,004	828,539
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	10,029	7,994	—
Investments held,to-maturity	13,553	14,468	12,276
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	4,577	2,489	—
Hedging derivates	8,487	10,377	11,512
Changes in fair value of hedged items in portfolio hedges of interest rate risk	1,302	1,481	1,891
Investments	6,832	4,836	3,481
Associated companies	2,525	1,594	1,667
Controlled entities	4,307	3,242	1,814
Reinsurance assets	350	331	353
Tangible assets	22,708	23,286	25,979
Property. plant and equipment	20,550	20,770	19,692
For own-use	8,217	7,860	7,508
Leased out under an operating lease	12,333	12,910	12,184
Investment property	2,158	2,516	6,287
Of which: leased out under an operating lease	1,318	1,567	5,094
Memorandum ítems: acquired in financial lease	88	115	110
Intangible assets	28,538	29,421	28,748
Goodwill	25,855	26,724	26,148
Other intangible assets	2,683	2,697	2,600
Tax assets	29,800	27,678	26,564
Current tax assets	5,959	6,414	5,074
Deferred tax assets	23,841	21,264	21,490
Other assets	10,847	8,447	8,579
Insurance contracts linked to pensions	417	269	269
Inventories	2,181	1,116	1,115
Other	8,249	7,062	7,195
Non-current assets held for sale	15,438	5,772	5,980
TOTAL ASSETS	1,468,030	1,339,125	1,329,538

FINANCIAL REPORT 2017	63

JANUARY - SEPTEMBER    » Consolidated summarised financial statements

 Consolidated balance sheet (€ million)

LIABILITIES AND EQUITY	30.09.17	31.12.16	30.09.16
Financial liabilities held for trading	110,023	108,765	116,249
Financial liabilities designated at fair value through profit or loss	55,049	40,263	47,149
Memorandum ítems: subordinated liabilities	—	—	—
Financial liabilities at amortised cost	1,147,403	1,044,240	1,021,138
Memorandum ítems: subordinated liabilities	21,867	19,902	19,729
Hedging derivatives	7,595	8,156	8,939
Changes in fair value of hedged items in portfolio hedges of interest rate risk	313	448	654
Liabilities under insurance contracts	1,673	652	665
Provisions	15,837	14,459	14,883
Pensions and other post-retirement obligations	6,767	6,576	6,963
Other long term employee benefits	1,396	1,712	1,909
Taxes and other legal contingencies	3,782	2,994	2,860
Contingent liabilities and commitments	583	459	583
Other provisions	3,309	2,718	2,568
Tax liabilities	8,948	8,373	8,677
Current tax liabilities	2,831	2,679	3,018
Deferred tax liabilities	6,117	5,694	5,659
Other lialibities	12,461	11,070	10,062
Liabilities associated with non-current assets held for sale	4	—	—
TOTAL LIABILITIES	1,359,306	1,236,426	1,228,416
Sharehoders’ equity	115,723	105,977	105,221
Capital	8,020	7,291	7,217
Unpaid capital which has been called up	—	—	—
Memorandum ítems: uncalled up capital	—	—	—
Share premium	51,110	44,912	45,001
Equity instruments issued other than capital	—	—	—
Equity component of compound financial instruments	—	—	—
Other equity instruments	—	—	—
Other equity	208	240	233
Accumulated retained profit	53,549	49,953	49,962
Revaluation reserves	—	—	—
Other reserves	(1,215)	(949)	(786)
(-) Own shares	(64)	(7)	(218)
Profit attributable to shareholders of the parent	5,077	6,204	4,606
(-) Interim Dividends	(962)	(1,667)	(794)
Other accumulated results	(19,823)	(15,039)	(16,326)
Items not reclassified to profit or loss	(3,843)	(3,933)	(3,857)
Actuarial gains or losses on defined benefit pension plans	(3,841)	(3,931)	(3,856)
Non-current assets classified as held for sale	—	—	—
Other recognised income and expense of investments in subsidaries, joint ventures and associates	(2)	(2)	(1)
Other valuation adjustments	—	—	—
Items that may be reclassified to profit or loss	(15,980)	(11,106)	(12,469)
Hedge of net investments in foreign operations (effective portion)	(4,689)	(4,925)	(3,928)
Exchange rate differences	(13,524)	(8,070)	(10,585)
Hedging derivatives, Cash flow hedges (effective portion)	193	469	769
Available-for-sale financial assets	2,243	1,571	1,462
Debt instruments	1,257	423	954
Equity instruments	986	1,148	508
Non-current assets classified as held for sale	—	—	—
Other recognised income and expense of investments in subsidaries. joint ventures and associates	(203)	(151)	(187)
Non-controlling interest	12,824	11,761	12,227
Other accumulated results	(1,250)	(853)	(1,066)
Other items	14,074	12,614	13,293
TOTAL EQUITY	108,724	102,699	101,122
TOTAL LIABILITIES AND EQUITY	1,468,030	1,339,125	1,329,538

Memorandum items
Contingent liabilities	49,143	44,434	41,677
Contingent commitments	244,019	231,962	220,610

64	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    »  Glosary of alternative performance measures

» Glossary of Alternative Performance Measures (APM)

Below we set out information on alternative performance measures in order to comply with the guidelines of the European Securities and Markets Authority, ESMA (Guidelines on Alternative Performance Meaures).

The Group uses the following indicators for managing its business. They enable profitability and efficiency to be measured, the quality of its credit portfolio, the volume of tangible equity per share and the net loan-to-deposit ratio, analysing their evolution and comparing them with those of our competitors.

The purpose of the profitability and efficiency ratios is to measure the ratio of profits to capital, tangible capital, assets and risk-weighted assets, while the efficiency ratio enables measures how much general administrative expenses (personnel and other) and amortisation costs are needed to generate revenue.

The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

The capitalisation indicator provides information on the volume of tangible equity per share.

Other indicators are also included. The loan-to-deposit ratio (LTD) identifies the relation between customer loans and advances (net) and customer deposits and so assesses what proportion of loans and advances granted by the Group are financed by customer deposits. The Group also uses gross customer loan magnitudes excluding repurchase agreements (repos) and customer deposits excluding reverse repurchase agreements (reverse repos). In order to analyse the evolution of the traditional commercial banking business of granting loans and capturing deposits, the repos and reverse repos are deducted, respectively, as they are mainly highly volatile treasury business products.

The Group presents, for both the Group’s total as well as the business units, the real changes in the income statement as well as the changes without the exchange rate effect, as it considers the latter facilitates analysis because it enables the movements that occur in businesses to be identified without taking into account the impact of converting each local currency into euros. The average exchange rates used to calculate these changes are set out on page 12.

The Group presents, for both the Group’s total as well as the business units, the real changes in the balance sheet as well as the changes without the exchange rate effect for customer loans and advances (excluding repos) and customer funds, which comprise deposits (without reverse repos) and mutual funds. The reason is to also facilitate analysis by isolating the changes in these balances that are not caused by converting each local currency to euros. The end-of-period exchange rates used to calculate these changes are set out on page 12.

The Group also includes summarised income statements in which non-recurring capital gains and provisions are presented in net terms separately in the line just before the Group’s attributable profit. The Group believes that this statement explains more clearly the changes in the income statement. Those capital gains and provisions considered as non-recurring are subtracted from each of the income statement lines where they were naturally recorded.

Lastly, the indicators use profit and loss and balance sheet figures and ratios excluding Banco Popular’s figures, in order to facilitate like-for-like comparisons.

The following table reconciles attributable profit by isolating the negative non-recurring impacts both, in the first nine months of 2017 (derived mainly from integration costs), as well as in the first nine months of 2016 (derived mainly from losses stemming from restructuring costs in Spain, partly offset by capital gains from the sale of Visa Europe shares), and the impact of Banco Popular as of its acquisition on June 7, in the first nine months of 2017.

Adjusted attributable profit to the Group. Nine months ended on September 30

    € million

	2017	2016	% Change
Unadjusted attributable profit to the Santander Group	5,077	4,606	+10%
(-) Non-recurring events*	(515)	(248)	+107%
Adjusted attributable profit to the Group	5,592	4,855	+15%
(-) Adjusted attributable profit Banco Popular	178	—	—
Adjusted attributable profit to the Santander Group (Ex-Popular)	5,414	4,855	+12%

(*).- In 3Q’17, integration costs (Popular: €300 million and Germany: €85 million) and €130 million charge for equity stakes and intangible assets. In 2Q’16, capital gain from VISA Europe disposal (€227 million) and restructuring costs (€475 million),

FINANCIAL REPORT 2017	65

JANUARY - SEPTEMBER    »  Glosary of alternative performance measures

The indicators and how they are calculated are defined below,

Profitability and efficiency

RoE

Return on capital: Group attributable profit / average net equity (excluding minority interests), Net equity is defined as capital and reserves + other accumulated global results + Group attributable profit + dividends and other payments,

RoTE	Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill)

Underlying RoTE	Return on tangible capital: Group underlying attributable profit / average of: net equity (excluding minority interests) - intangible assets (including goodwill)

RoA	Return on assets: consolidated profit / average total assets

RoRWA	Return on risk-weighted assets: consolidated profit / average risk-weighted assets

Underlying RoRWA	Return on risk-weighted assets: consolidated underlying profit / average risk-weighted assets

Efficiency	Operating costs / gross income, Operating expenses are defined as general administrative expenses + amortisations

Credit risk

NPL Ratio

Non-performing loans and customer advances. customer guarantees and contingent liabilities / total risk, Total risk is defined as: normal and non-performing balances of customer loans and advances. customer guarantees and contingent liabilities

NPL Coverage

Provisions to cover losses due to impairment of customer loans and advances. customer guarantees and contingent liabilities / non-performing balances of customer loans and advances. customer guarantees and contingent liabilities

Cost of credit	Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months

Capitalisation

Tangible net asset value per share – TNAV

Tangible stockholders’ equity / number of shares (excluding treasury shares), Tangible stockholders’ equity calculated as shareholders equity + accumulated other comprehensive income - goodwill - intangible assets

Other indicators
Loan-to-deposit ratio	Net customer loans and advances / Customer deposits

Loans excluding repos	Gross customer loans and advances excluding repos

Deposits excluding reverse reposs	Customer deposits excluding reverse repos

Notes:

1) The averages for the RoE. RoTE. RoA and RoRWA denominators are calculated on the basis of four months from June to September in the case of third quarter figures and ten months from December to September in the case of January-September figures.

2) For periods of less than a year. and in the event of non-recurring results existing. the profit used to calculated the RoE and RoTE is the annualised underlying attributable profit (excluding non-recurring results). to which are added non-recurring results without annualising them.

3) For periods of less than a year. and in the event of non-recurring results existing. the profit used to calculate the RoA and RoRWA is the consolidated annualised result (excluding non-recurring results). to which is added non-recurring results without annualising them.

4) The risk-weighted assets included in the RoRWA denominator are calculated in accordance with the criteria defined by the Capital Requirements Regulation (CRR).

66	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    » Glosary of alternative performance measures

» Other definitions

Santander Global Corporate Banking

Global Transaction Banking (GTB): includes the business of cash management. trade finance. basic financing and custody

Financing Solutions & Advisory (FS&A): includes the units of origination and distribution of corporate loans and structured financings. bond and securitisation origination teams. corporate finance units (mergers and acquisitions. primary markets of equities. investment solutions for corporate clients via derivatives). as well as asset based finance

Global Markets (GM): includes the sale and distribution of fixed income and equity derivatives. interest rates and inflation; the trading and hedging of exchange rates. and short-term money markets for the Group’s wholesale and retail clients; management of books associated with distribution; and brokerage of equities. and derivatives for investment and hedging solutions,

» Acronym

AFS: Available for Sale

CET1: Common Equity Tier1

EPS: Earnings per share

FROB: Fondo de Reestructuración Ordenada Bancaria

GDP: Gross Domestic Product

MREL/TLAC: Minimum Requirement of Elegible Liabilities / Total Loss-Absorbing Capacity

NII: Net Interest Income

NPL: Non Performing Loans

Repos: Repurchase Agreements

SAREB: Sociedad de Gestión de Activos procedentes de la Reestructuración Bancaria

SRB: Single Resolution Board

SRF: Single Resolution Fund

VaR: Value at Risk

FINANCIAL REPORT 2017	67

JANUARY - SEPTEMBER    »

Important information

Banco Santander. S,A, (“Santander”) cautions that this financial report contains statements that constitute “forward-looking statements” within the meaning of the U,S, Private Securities Litigation Reform Act of 1995, Forward-looking statements may be identified by words such as “expect”. “project”. “anticipate”. “should”. “intend”. “probability”. “risk”. “VaR”. “RORAC”. “RoRWA”. “TNAV”. “target”. “goal”. “objective”. “estimate”. “future” and similar expressions, These forward-looking statements are found in various places throughout this report and include. without limitation. statements concerning our future business development and economic performance and our shareholder remuneration policy, While these forward-looking statements represent our judgment and future expectations concerning the development of our business. a number of risks. uncertainties and other important factors could cause actual developments and results to differ materially from our expectations, These factors include. but are not limited to: (1) general market. macro-economic. industry. governmental and regulatory trends; (2) movements in local and international securities markets. currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers. obligors and counterparties, Numerous factors. including those reflected in the Annual Report on Form 20-F filed with the Securities and Exchange Commission of the United States of America (the “SEC”) –under “Key Information-Risk Factors”- and in the Documento de Registro de Acciones filed with the Spanish Securities Market Commission (the “CNMV”) –under “Factores de Riesgo”- could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward-looking statements, Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements,

Forward-looking statements speak only as of the date of this report and are based on the knowledge. information available and views taken on such date; such knowledge. information and views may change at any time, Santander does not undertake any obligation to update or revise any forward-looking statement. whether as a result of new information. future events or otherwise,

The information contained in this report is subject to. and must be read in conjunction with. all other publicly available information. including. where relevant any fuller disclosure document published by Santander, Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this report, No investment activity should be undertaken on the basis of the information contained in this report, In making this report available. Santander gives no advice and makes no recommendation to buy. sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever,

Neither this report nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities, No offering of securities shall be made in the United States except pursuant to registration under the U,S, Securities Act of 1933. as amended. or an exemption therefrom, Nothing contained in this report is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U,K, Financial Services and Markets Act 2000,

Note: Statements as to historical performance or financial accretion are not intended to mean that future performance. share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year, Nothing in this report should be construed as a profit forecast,

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies, Accordingly. the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries,

68	FINANCIAL REPORT 2017

JANUARY - SEPTEMBER    »

FINANCIAL REPORT 2017	69

Investor Relations
Ciudad Grupo Santander
Edificio Marisma. O floor
Avda de Cantabria. o/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander,com

Legal Head Office:
Paseo Pereda, 9-12. Santander (Spain)
Tel: 34 (942) 20 61 00

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

Santander

www.santander.com

Item 3

Key consolidated data (including Banco Popular)

			Change
	9M ‘17	9M ‘16	Amount	%	2016
Balance sheet (€ million)
Total assets	1,468,030	1,329,538	138,492	10.4	1,339,125
Net customer loans	854,686	773,290	81,395	10.5	790,470
Customer deposits	778,852	667,439	111,413	16.7	691,111
Total customer funds	988,386	846,488	141,899	16.8	873,618
Total equity	108,723	101,122	7,601	7.5	102,699

Note: Total customer funds included customer deposits, mutual funds, pension funds, managed portfolios and insurance premiums

Income statement (€ million)
Net interest income	25,689	22,992	2,696	11.7	31,089
Gross income	36,330	32,565	3,765	11.6	43,853
Net operating income	19,373	16,931	2,442	14.4	22,766
Underlying profit before taxes *	10,175	8,451	1,724	20.4	11,288
Underlying attributable profit to the Group *	5,592	4,855	737	15.2	6,621
Attributable profit to the Group	5,077	4,606	471	10.2	6,204

(*).- Change in constant euro

Net interest income: +9.7%; Gross income: +9.6%; Net operating income: +11.7%; Underlying attributable profit: +14.2%; Attributable profit: +9.4%

EPS**, profitability and efficiency (%)
Underlying EPS (euro) *	0.350	0.315	0.035	11.2	0.429
EPS (euro)	0.316	0.298	0.018	6.1	0.401
RoE	7.54	7.05			6.99
Underlying RoTE *	11.80	10.92			11.08
RoTE	10.99	10.50			10.38
RoA	0.59	0.56			0.56
Underlying RoRWA *	1.47	1.34			1.36
RoRWA	1.39	1.30			1.29
Efficiency ratio (with amortisations)	46.7	48.0			48.1

Solvency and NPL ratios (%)
CET1 fully-loaded	10.80	10.47			10.55
CET1 phase-in	12.18	12.44			12.53
NPL ratio	4.24	4.15			3.93
Coverage ratio	65.8	72.7			73.8

Market capitalisation and shares
Shares (millions)	16,041	14,434	1,606	11.1	14,582
Share price (euros) **	5.907	3.882	2.025	52.2	4.877
Market capitalisation (€ million)	94,752	56,973	37,779	66.3	72,314
Tangible book value per share (euro) **	4.20	4.11			4.15
Price / Tangible book value per share (X) **	1.41	0.94			1.17
P/E ratio (X) **	12.77	9.78			12.18

Other data
Number of shareholders	4,070,187	3,920,700	149,487	3.8	3,928,950
Number of employees	200,949	189,675	11,274	5.9	188,492
Number of branches	13,704	12,391	1,313	10.6	12,235

(*).-	Excluding non-recurring net capital gains and provisionS

(**).-	Data adjusted to capital increase of July 2017.

Note: The financial information in this report was approved by the Board of Directors, following a favourable report from the Audit Committee

Income statement (including Banco Popular)

€ million

			Change
	9M ‘17	9M ‘16	Amount	%

Net interest income	25,689	22,992	2,696	11.7
Net fee income	8,648	7,543	1,105	14.7
Gains (losses) on financial transactions	1,282	1,311	(29)	(2.2)
Other operating income	712	720	(8)	(1.1)
Dividends	309	289	20	6.9
Income from equity-accounted method	480	314	166	52.8
Other operating income/expenses	(78)	116	(194)	—
Gross income	36,330	32,565	3,765	11.6
Operating expenses	(16,957)	(15,634)	(1,323)	8.5
General administrative expenses	(15,058)	(13,896)	(1,163)	8.4
Personnel	(8,856)	(8,121)	(735)	9.0
Other general administrative expenses	(6,203)	(5,775)	(428)	7.4
Depreciation and amortisation	(1,899)	(1,738)	(161)	9.2
Net operating income	19,373	16,931	2,442	14.4
Net loan-loss provisions	(6,930)	(7,112)	183	(2.6)
Impairment losses on other assets	(185)	(88)	(97)	109.7
Other income	(2,083)	(1,280)	(803)	62.7
Underlying profit before taxes	10,175	8,451	1,724	20.4
Tax on profit	(3,497)	(2,630)	(868)	33.0
Underlying profit from continuing operations	6,678	5,821	857	14.7
Net profit from discontinued operations	—	0	(0)	(100.0)
Underlying consolidated profit	6,678	5,821	857	14.7
Minority interests	1,085	966	119	12.3
Underlying attributable profit to the Group	5,592	4,855	737	15.2
Net capital gains and provisions*	(515)	(248)	(267)	107.4
Attributable profit to the Group	5,077	4,606	471	10.2

Underlying EPS (euros) **	0.350	0.315	0.035	11.2
Underlying diluted EPS (euros) **	0.349	0.314	0.035	11.2

EPS (euros) **	0.316	0.298	0.018	6.1
Diluted EPS (euros) **	0.315	0.297	0.018	6.2
Pro memoria:
Average total assets	1,383,995	1,335,554	48,440	3.6
Average stockholders’ equity	93,178	88,235	4,943	5.6

(*).-	In 9M’17, integration costs in Germany (-€85 million) and charges for equity stakes and intangible assets (-€130 million). In 9M’16, capital gains from the disposal of the stake in Visa Europe (€227 million) and restructuring costs (-€475 million).

(**).-	Data adjusted to capital increase of July 2017.

Quarterly income statement (including Banco Popular)

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17

Net interest income	7,624	7,570	7,798	8,096	8,402	8,606	8,681
Net fee income	2,397	2,549	2,597	2,637	2,844	2,916	2,888
Gains (losses) on financial transactions	504	366	440	412	573	286	422
Other operating income	204	270	245	142	211	240	260
Dividends	44	209	37	124	41	238	31
Income from equity-accounted method	83	112	119	130	133	160	188
Other operating income/expenses	78	(51)	90	(112)	37	(157)	42
Gross income	10,730	10,755	11,080	11,288	12,029	12,049	12,252
Operating expenses	(5,158)	(5,227)	(5,250)	(5,453)	(5,543)	(5,648)	(5,766)
General administrative expenses	(4,572)	(4,632)	(4,692)	(4,828)	(4,915)	(4,983)	(5,161)
Personnel	(2,683)	(2,712)	(2,726)	(2,876)	(2,912)	(2,943)	(3,000)
Other general administrative expenses	(1,889)	(1,920)	(1,966)	(1,952)	(2,002)	(2,039)	(2,161)
Depreciation and amortisation	(586)	(595)	(558)	(626)	(629)	(665)	(605)
Net operating income	5,572	5,528	5,831	5,835	6,486	6,401	6,486
Net loan-loss provisions	(2,408)	(2,205)	(2,499)	(2,406)	(2,400)	(2,280)	(2,250)
Impairment losses on other assets	(44)	(29)	(16)	(159)	(68)	(63)	(54)
Other income	(389)	(515)	(376)	(432)	(707)	(785)	(591)
Underlying profit before taxes	2,732	2,779	2,940	2,838	3,311	3,273	3,591
Tax on profit	(810)	(915)	(904)	(767)	(1,125)	(1,129)	(1,243)
Underlying profit from continuing operations	1,922	1,864	2,036	2,071	2,186	2,144	2,347
Net profit from discontinued operations	—	0	(0)	0	—	—	—
Underlying consolidated profit	1,922	1,864	2,036	2,072	2,186	2,144	2,347
Minority interests	288	338	341	305	319	395	371
Underlying attributable profit to the Group	1,633	1,526	1,695	1,766	1,867	1,749	1,976
Net capital gains and provisions*	—	(248)	—	(169)	—	—	(515)
Attributable profit to the Group	1,633	1,278	1,695	1,598	1,867	1,749	1,461

Underlying EPS (euros) **	0.106	0.099	0.110	0.114	0.120	0.112	0.118
Underlying diluted EPS (euros) **	0.106	0.098	0.110	0.114	0.120	0.111	0.118

EPS (euros) **	0.106	0.082	0.110	0.103	0.120	0.112	0.084
Diluted EPS (euros) **	0.106	0.081	0.110	0.103	0.120	0.111	0.084

(*).-	Including

–	In 3Q’17, integration costs (Popular: -€300 million and Germany: -€85 million) and charge for equity stakes and intangible assets (-€130 million).

–	In 4Q’16 PPI UK (-€137 million) and restatement Santander Consumer USA (-€32 million).

–	In 2Q’16, capital gains from the disposal of the stake in Visa Europe (€227 million) and restructuring costs (-€475 million).

(**).-	Data adjusted to capital increase of July 2017.

Income statement (including Banco Popular)

Constant € million

			Change
	9M ‘17	9M ‘16	Amount	%

Net interest income	25,689	23,413	2,275	9.7
Net fee income	8,648	7,695	953	12.4
Gains (losses) on financial transactions	1,282	1,313	(31)	(2.4)
Other operating income	712	721	(9)	(1.2)
Dividends	309	291	18	6.3
Income from equity-accounted method	480	322	159	49.4
Other operating income/expenses	(78)	108	(186)	—
Gross income	36,330	33,142	3,188	9.6
Operating expenses	(16,957)	(15,802)	(1,155)	7.3
General administrative expenses	(15,058)	(14,048)	(1,011)	7.2
Personnel	(8,856)	(8,216)	(640)	7.8
Other general administrative expenses	(6,203)	(5,832)	(371)	6.4
Depreciation and amortisation	(1,899)	(1,755)	(144)	8.2
Net operating income	19,373	17,339	2,033	11.7
Net loan-loss provisions	(6,930)	(7,393)	464	(6.3)
Impairment losses on other assets	(185)	(91)	(94)	103.7
Other income	(2,083)	(1,318)	(766)	58.1
Underlying profit before taxes	10,175	8,538	1,637	19.2
Tax on profit	(3,497)	(2,653)	(844)	31.8
Underlying profit from continuing operations	6,678	5,885	793	13.5
Net profit from discontinued operations	—	0	(0)	(100.0)
Underlying consolidated profit	6,678	5,885	793	13.5
Minority interests	1,085	988	98	9.9
Underlying attributable profit to the Group	5,592	4,897	695	14.2
Net capital gains and provisions*	(515)	(256)	(259)	101.0
Attributable profit to the Group	5,077	4,641	437	9.4

(*).-	In 9M’17, integration costs (Popular: -€300 million and Germany: -€85 million) and charge for equity stakes and intangible assets (-€130 million). In 9M’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Quarterly income statement (including Banco Popular)

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17

Net interest income	7,862	7,716	7,835	8,058	8,172	8,548	8,969
Net fee income	2,476	2,610	2,609	2,638	2,770	2,899	2,979
Gains (losses) on financial transactions	494	370	449	399	555	286	441
Other operating income	207	271	243	140	204	240	268
Dividends	44	210	37	128	40	237	32
Income from equity-accounted method	88	114	119	132	131	158	191
Other operating income/expenses	75	(54)	87	(120)	32	(156)	45
Gross income	11,039	10,967	11,136	11,236	11,701	11,972	12,657
Operating expenses	(5,253)	(5,285)	(5,265)	(5,435)	(5,410)	(5,611)	(5,937)
General administrative expenses	(4,658)	(4,685)	(4,705)	(4,812)	(4,794)	(4,949)	(5,315)
Personnel	(2,734)	(2,747)	(2,735)	(2,866)	(2,844)	(2,926)	(3,086)
Other general administrative expenses	(1,924)	(1,938)	(1,971)	(1,946)	(1,950)	(2,024)	(2,229)
Depreciation and amortisation	(595)	(600)	(560)	(623)	(616)	(661)	(622)
Net operating income	5,786	5,682	5,871	5,801	6,292	6,361	6,720
Net loan-loss provisions	(2,554)	(2,303)	(2,536)	(2,397)	(2,318)	(2,268)	(2,344)
Impairment losses on other assets	(46)	(29)	(15)	(156)	(67)	(62)	(55)
Other income	(418)	(531)	(368)	(434)	(688)	(781)	(615)
Underlying profit before taxes	2,768	2,818	2,952	2,813	3,219	3,250	3,706
Tax on profit	(814)	(931)	(908)	(755)	(1,094)	(1,124)	(1,280)
Underlying profit from continuing operations	1,954	1,888	2,043	2,058	2,125	2,126	2,426
Net profit from discontinued operations	—	0	(0)	0	—	—	—
Underlying consolidated profit	1,954	1,888	2,043	2,059	2,125	2,126	2,426
Minority interests	297	347	344	305	312	392	381
Underlying attributable profit to the Group	1,657	1,541	1,699	1,754	1,813	1,734	2,045
Net capital gains and provisions*	—	(259)	3	(158)	—	—	(515)
Attributable profit to the Group	1,657	1,282	1,702	1,596	1,813	1,734	1,530

(*).-	Including

–	In 3Q’17, integration costs (Popular: -€300 million and Germany: -€85 million) and charge for equity stakes and intangible assets (-€130 million).

–	In 4Q’16 PPI UK (-€137 million) and restatement Santander Consumer USA (-€32 million).

–	In 2Q’16, capital gains from the disposal of the stake in Visa Europe (€227 million) and restructuring costs (-€475 million).

Income statement (Ex-Popular)

€ million

			Change
	9M ‘17	9M ‘16	Amount	%

Net interest income	25,124	22,992	2,132	9.3
Net fee income	8,489	7,543	946	12.5
Gains (losses) on financial transactions	1,273	1,311	(37)	(2.9)
Other operating income	671	720	(49)	(6.8)
Dividends	308	289	19	6.5
Income from equity-accounted method	427	314	113	35.9
Other operating income/expenses	(64)	116	(180)	—
Gross income	35,556	32,565	2,991	9.2
Operating expenses	(16,474)	(15,634)	(839)	5.4
General administrative expenses	(14,633)	(13,896)	(737)	5.3
Personnel	(8,634)	(8,121)	(513)	6.3
Other general administrative expenses	(5,998)	(5,775)	(224)	3.9
Depreciation and amortisation	(1,841)	(1,738)	(103)	5.9
Net operating income	19,083	16,931	2,152	12.7
Net loan-loss provisions	(6,883)	(7,112)	229	(3.2)
Impairment losses on other assets	(185)	(88)	(97)	109.8
Other income	(2,071)	(1,280)	(791)	61.8
Underlying profit before taxes	9,944	8,451	1,493	17.7
Tax on profit	(3,444)	(2,630)	(814)	31.0
Underlying profit from continuing operations	6,500	5,821	679	11.7
Net profit from discontinued operations	—	0	(0)	(100.0)
Underlying consolidated profit	6,500	5,821	679	11.7
Minority interests	1,086	966	119	12.3
Underlying attributable profit to the Group	5,414	4,855	559	11.5
Net capital gains and provisions*	(215)	(248)	33	(13.4)
Attributable profit to the Group	5,199	4,606	593	12.9

(*).-	In 9M’17, integration costs in Germany (-€85 million) and charges for equity stakes and intangible assets (-€130 million). In 9M’16, capital gains from the disposal of the stake in Visa Europe (€227 million) and restructuring costs (-€475 million).

Quarterly income statement (Ex-Popular)

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17

Net interest income	7,624	7,570	7,798	8,096	8,402	8,497	8,225
Net fee income	2,397	2,549	2,597	2,637	2,844	2,885	2,760
Gains (losses) on financial transactions	504	366	440	412	573	287	413
Other operating income	204	270	245	142	211	240	220
Dividends	44	209	37	124	41	237	30
Income from equity-accounted method	83	112	119	130	133	154	140
Other operating income/expenses	78	(51)	90	(112)	37	(151)	50
Gross income	10,730	10,755	11,080	11,288	12,029	11,910	11,617
Operating expenses	(5,158)	(5,227)	(5,250)	(5,453)	(5,543)	(5,552)	(5,379)
General administrative expenses	(4,572)	(4,632)	(4,692)	(4,828)	(4,915)	(4,896)	(4,822)
Personnel	(2,683)	(2,712)	(2,726)	(2,876)	(2,912)	(2,899)	(2,823)
Other general administrative expenses	(1,889)	(1,920)	(1,966)	(1,952)	(2,002)	(1,997)	(1,999)
Depreciation and amortisation	(586)	(595)	(558)	(626)	(629)	(656)	(557)
Net operating income	5,572	5,528	5,831	5,835	6,486	6,358	6,239
Net loan-loss provisions	(2,408)	(2,205)	(2,499)	(2,406)	(2,400)	(2,272)	(2,212)
Impairment losses on other assets	(44)	(29)	(16)	(159)	(68)	(63)	(54)
Other income	(389)	(515)	(376)	(432)	(707)	(765)	(598)
Underlying profit before taxes	2,732	2,779	2,940	2,838	3,311	3,258	3,375
Tax on profit	(810)	(915)	(904)	(767)	(1,125)	(1,125)	(1,194)
Underlying profit from continuing operations	1,922	1,864	2,036	2,071	2,186	2,133	2,180
Net profit from discontinued operations	—	0	(0)	0	—	—	—
Underlying consolidated profit	1,922	1,864	2,036	2,072	2,186	2,133	2,180
Minority interests	288	338	341	305	319	395	371
Underlying attributable profit to the Group	1,633	1,526	1,695	1,766	1,867	1,738	1,809
Net capital gains and provisions*	—	(248)	—	(169)	—	—	(215)
Attributable profit to the Group	1,633	1,278	1,695	1,598	1,867	1,738	1,594

(*).- Including

–	In 3Q’17, integration costs in Germany (-€85 million) and charge for equity stakes and intangible assets (-€130 million).

–	In 4Q’16 PPI UK (-€137 million) and restatement Santander Consumer USA (-€32 million).

–	In 2Q’16, capital gains from the disposal of the stake in Visa Europe (€227 million) and restructuring costs (-€475 million).

Income statement (Ex-Popular)

Constant € million

			Change
	9M ‘17	9M ‘16	Amount	%

Net interest income	25,124	23,413	1,710	7.3
Net fee income	8,489	7,695	793	10.3
Gains (losses) on financial transactions	1,273	1,313	(40)	(3.0)
Other operating income	671	721	(50)	(6.9)
Dividends	308	291	17	5.8
Income from equity-accounted method	427	322	106	32.8
Other operating income/expenses	(64)	108	(172)	—
Gross income	35,556	33,142	2,414	7.3
Operating expenses	(16,474)	(15,802)	(671)	4.2
General administrative expenses	(14,633)	(14,048)	(585)	4.2
Personnel	(8,634)	(8,216)	(418)	5.1
Other general administrative expenses	(5,998)	(5,832)	(166)	2.9
Depreciation and amortisation	(1,841)	(1,755)	(86)	4.9
Net operating income	19,083	17,339	1,743	10.1
Net loan-loss provisions	(6,883)	(7,393)	510	(6.9)
Impairment losses on other assets	(185)	(91)	(94)	103.8
Other income	(2,071)	(1,318)	(753)	57.2
Underlying profit before taxes	9,944	8,538	1,406	16.5
Tax on profit	(3,444)	(2,653)	(791)	29.8
Underlying profit from continuing operations	6,500	5,885	615	10.5
Net profit from discontinued operations	—	0	(0)	(100.0)
Underlying consolidated profit	6,500	5,885	615	10.5
Minority interests	1,086	988	98	9.9
Underlying attributable profit to the Group	5,414	4,897	517	10.6
Net capital gains and provisions*	(215)	(256)	41	(16.1)
Attributable profit to the Group	5,199	4,641	558	12.0

(*).-	In 9M’17, integration costs in Germany (-€85 million) and charges for equity stakes and intangible assets (-€130 million). In 9M’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Quarterly income statement (Ex-Popular)

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17

Net interest income	7,862	7,716	7,835	8,058	8,172	8,439	8,512
Net fee income	2,476	2,610	2,609	2,638	2,770	2,868	2,851
Gains (losses) on financial transactions	494	370	449	399	555	287	431
Other operating income	207	271	243	140	204	239	228
Dividends	44	210	37	128	40	236	31
Income from equity-accounted method	88	114	119	132	131	153	144
Other operating income/expenses	75	(54)	87	(120)	32	(150)	53
Gross income	11,039	10,967	11,136	11,236	11,701	11,832	12,022
Operating expenses	(5,253)	(5,285)	(5,265)	(5,435)	(5,410)	(5,514)	(5,549)
General administrative expenses	(4,658)	(4,685)	(4,705)	(4,812)	(4,794)	(4,863)	(4,976)
Personnel	(2,734)	(2,747)	(2,735)	(2,866)	(2,844)	(2,881)	(2,909)
Other general administrative expenses	(1,924)	(1,938)	(1,971)	(1,946)	(1,950)	(1,981)	(2,067)
Depreciation and amortisation	(595)	(600)	(560)	(623)	(616)	(652)	(573)
Net operating income	5,786	5,682	5,871	5,801	6,292	6,318	6,473
Net loan-loss provisions	(2,554)	(2,303)	(2,536)	(2,397)	(2,318)	(2,260)	(2,305)
Impairment losses on other assets	(46)	(29)	(15)	(156)	(67)	(62)	(55)
Other income	(418)	(531)	(368)	(434)	(688)	(761)	(622)
Underlying profit before taxes	2,768	2,818	2,952	2,813	3,219	3,235	3,490
Tax on profit	(814)	(931)	(908)	(755)	(1,094)	(1,119)	(1,231)
Underlying profit from continuing operations	1,954	1,888	2,043	2,058	2,125	2,116	2,259
Net profit from discontinued operations	—	0	(0)	0	—	—	—
Underlying consolidated profit	1,954	1,888	2,043	2,059	2,125	2,116	2,259
Minority interests	297	347	344	305	312	392	381
Underlying attributable profit to the Group	1,657	1,541	1,699	1,754	1,813	1,723	1,878
Net capital gains and provisions*	—	(259)	3	(158)	—	—	(215)
Attributable profit to the Group	1,657	1,282	1,702	1,596	1,813	1,723	1,663

(*).- Including

–	In 3Q’17, integration costs in Germany (-€85 million) and charge for equity stakes and intangible assets (-€130 million).

–	In 4Q’16 PPI UK (-€137 million) and restatement Santander Consumer USA (-€32 million).

–	In 2Q’16, capital gains from the disposal of the stake in Visa Europe (€227 million) and restructuring costs (-€475 million).

Exchange rates: 1 euro / currency parity

	Average		Period-end
	9M ‘17	9M ‘16	30.09.17	30.06.17	30.09.16

US$	1.112	1.116	1.181	1.141	1.116
Pound sterling	0.873	0.801	0.882	0.879	0.861
Brazilian real	3.525	3.935	3.764	3.760	3.621
Mexican peso	20.974	20.403	21.461	20.584	21.739
Chilean peso	726.965	758.226	754.533	757.563	733.618
Argentine peso	17.970	16.204	20.729	18.938	17.004
Polish zloty	4.264	4.357	4.304	4.226	4.319

Net fee income

€ million

			Change
	9M ‘17	9M ‘16	Amount	%
Fees from services	5,351	4,625	726	15.7
Mutual & pension funds	570	566	3	0.6
Securities and custody	820	664	156	23.5
Insurance	1,748	1,687	61	3.6
Group net fee income (Ex-Popular)	8,489	7,543	946	12.5
Popular	159
Group net fee income	8,648	7,543	1,105	14.7

Operating expenses

€ million

			Change
	9M ‘17	9M ‘16	Amount	%
Personnel expenses	8,634	8,121	513	6.3
General expenses	5,998	5,775	224	3.9
Information technology	879	832	47	5.7
Communications	393	377	15	4.1
Advertising	536	486	50	10.3
Buildings and premises	1,324	1,308	16	1.2
Printed and office material	99	103	(5)	(4.5)
Taxes (other than profit tax)	368	350	18	5.2
Other expenses	2,400	2,318	81	3.5
Personnel and general expenses	14,633	13,896	737	5.3
Depreciation and amortisation	1,841	1,738	103	5.9
Group operating expenses (Ex-Popular)	16,474	15,634	839	5.4
Popular	484
Group operating expenses	16,957	15,634	1,323	8.5

Net loan-loss provisions

€ million

			Change
	9M ‘17	9M ‘16	Amount	%

Non performing loans	8,140	8,181	(41)	(0.5)
Country-risk	6	0	5	—
Recovery of written-off assets	(1,262)	(1,069)	(193)	18.1
Group net loan-loss provisions (Ex-Popular)	6,883	7,112	(229)	(3.2)
Popular	46
Group net loan-loss provisions	6,930	7,112	(183)	(2.6)

Balance sheet (including Banco Popular)

€ million

			Change
	30.09.17	30.09.16	Amount	%	31.12.16
Assets
Cash, cash balances at central banks and other demand deposits	122,055	63,717	58,338	91.6	76,454
Financial assets held for trading	126,650	152,814	(26,164)	(17.1)	148,187
Debt securities	37,977	41,233	(3,256)	(7.9)	48,922
Equity instruments	18,419	14,764	3,655	24.8	14,497
Loans and advances to customers	12,148	9,390	2,758	29.4	9,504
Loans and advances to central banks and credit institutions	1,192	3,671	(2,479)	(67.5)	3,221
Derivatives	56,913	83,756	(26,843)	(32.0)	72,043
Financial assets designated at fair value	38,160	45,158	(6,998)	(15.5)	31,609
Loans and advances to customers	20,595	15,433	5,162	33.4	17,596
Loans and advances to central banks and credit institutions	13,142	25,645	(12,503)	(48.8)	10,069
Other (debt securities an equity instruments)	4,423	4,080	343	8.4	3,944
Available-for-sale financial assets	139,461	113,947	25,514	22.4	116,774
Debt securities	134,568	109,241	25,327	23.2	111,287
Equity instruments	4,893	4,706	187	4.0	5,487
Loans and receivables	903,851	828,539	75,312	9.1	840,004
Debt securities	15,234	13,396	1,838	13.7	13,237
Loans and advances to customers	821,943	748,467	73,476	9.8	763,370
Loans and advances to central banks and credit institutions	66,674	66,676	(2)	(0.0)	63,397
Held-to-maturity investments	13,553	12,276	1,277	10.4	14,468
Investments in subsidaries, joint ventures and associates	6,832	3,481	3,351	96.3	4,836
Tangible assets	22,708	25,979	(3,271)	(12.6)	23,286
Intangible assets	28,538	28,748	(210)	(0.7)	29,421
o/w: goodwill	25,855	26,148	(293)	(1.1)	26,724
Other assets	66,222	54,879	11,343	20.7	54,086
Total assets	1,468,030	1,329,538	138,492	10.4	1,339,125

Liabilities and shareholders’ equity
Financial liabilities held for trading	110,024	116,249	(6,225)	(5.4)	108,765
Customer deposits	27,218	5,943	21,275	358.0	9,996
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	1,629	2,393	(764)	(31.9)	1,395
Derivatives	57,766	85,407	(27,641)	(32.4)	74,369
Other	23,411	22,506	905	4.0	23,005
Financial liabilities designated at fair value	55,049	47,149	7,900	16.8	40,263
Customer deposits	25,721	24,465	1,256	5.1	23,345
Debt securities issued	2,733	2,965	(232)	(7.8)	2,791
Deposits by central banks and credit institutions	26,595	19,718	6,877	34.9	14,127
Other	0	1	(1)	(66.5)	—
Financial liabilities measured at amortized cost	1,147,403	1,021,138	126,265	12.4	1,044,240
Customer deposits	725,913	637,031	88,882	14.0	657,770
Debt securities issued	215,907	225,709	(9,802)	(4.3)	226,078
Deposits by central banks and credit institutions	176,890	134,590	42,300	31.4	133,876
Other	28,693	23,808	4,885	20.5	26,516
Liabilities under insurance contracts	1,673	665	1,008	151.6	652
Provisions	15,838	14,883	955	6.4	14,459
Other liabilities	29,321	28,332	989	3.5	28,047
Total liabilities	1,359,307	1,228,416	130,891	10.7	1,236,426
Shareholders’ equity	115,723	105,221	10,502	10.0	105,977
Capital stock	8,020	7,217	803	11.1	7,291
Reserves	103,587	94,192	9,395	10.0	94,149
Attributable profit to the Group	5,077	4,606	471	10.2	6,204
Less: dividends	(962)	(794)	(168)	21.2	(1,667)
Accumulated other comprehensive income	(19,823)	(16,326)	(3,497)	21.4	(15,039)
Minority interests	12,824	12,227	597	4.9	11,761
Total equity	108,723	101,122	7,601	7.5	102,699
Total liabilities and equity	1,468,030	1,329,538	138,492	10.4	1,339,125

Balance sheet (including Banco Popular)

€ million

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Assets
Cash, cash balances at central banks and other demand deposits	67,545	65,368	63,717	76,454	74,804	83,691	122,055
Financial assets held for trading	151,550	157,497	152,814	148,187	143,109	132,348	126,650
Debt securities	50,060	45,077	41,233	48,922	46,944	37,062	37,977
Equity instruments	14,584	14,237	14,764	14,497	16,174	18,907	18,419
Loans and advances to customers	6,866	8,747	9,390	9,504	11,375	11,987	12,148
Loans and advances to central banks and credit institutions	3,397	2,161	3,671	3,221	3,449	6,182	1,192
Derivatives	76,643	87,275	83,756	72,043	65,167	58,210	56,913
Financial assets designated at fair value	48,771	42,846	45,158	31,609	46,026	41,398	38,160
Loans and advances to customers	13,884	13,928	15,433	17,596	17,865	19,768	20,595
Loans and advances to central banks and credit institutions	30,714	24,810	25,645	10,069	24,038	16,796	13,142
Other (debt securities an equity instruments)	4,173	4,108	4,080	3,944	4,123	4,834	4,423
Available-for-sale financial assets	118,298	116,385	113,947	116,774	118,195	143,561	139,461
Debt securities	113,656	111,672	109,241	111,287	112,946	138,280	134,568
Equity instruments	4,642	4,713	4,706	5,487	5,249	5,281	4,893
Loans and receivables	824,174	842,878	828,539	840,004	844,804	908,053	903,851
Debt securities	12,487	13,672	13,396	13,237	12,901	15,473	15,234
Loans and advances to customers	752,702	760,781	748,467	763,370	766,072	829,466	821,943
Loans and advances to central banks and credit institutions	58,985	68,425	66,676	63,397	65,831	63,114	66,674
Held-to-maturity investments	4,566	4,820	12,276	14,468	14,268	13,789	13,553
Investments in subsidaries, joint ventures and associates	3,350	3,411	3,481	4,836	5,275	6,786	6,832
Tangible assets	25,465	26,314	25,979	23,286	22,807	22,797	22,708
Intangible assets	28,693	29,146	28,748	29,421	29,645	28,628	28,538
o/w: goodwill	26,209	26,541	26,148	26,724	26,939	26,070	25,855
Other assets	51,788	54,241	54,879	54,086	53,023	64,210	66,222
Total assets	1,324,200	1,342,906	1,329,538	1,339,125	1,351,956	1,445,260	1,468,030

Liabilities and shareholders’ equity
Financial liabilities held for trading	108,567	118,582	116,249	108,765	99,550	96,137	110,024
Customer deposits	9,570	8,755	5,943	9,996	10,649	15,839	27,218
Debt securities issued	—	—	—	—	—	0	—
Deposits by central banks and credit institutions	976	960	2,393	1,395	644	777	1,629
Derivatives	78,608	87,254	85,407	74,369	67,580	59,032	57,766
Other	19,413	21,613	22,506	23,005	20,677	20,489	23,411
Financial liabilities designated at fair value	63,404	48,548	47,149	40,263	56,606	53,789	55,049
Customer deposits	28,484	25,425	24,465	23,345	27,495	26,838	25,721
Debt securities issued	3,445	2,995	2,965	2,791	3,373	3,049	2,733
Deposits by central banks and credit institutions	31,474	20,127	19,718	14,127	25,738	23,900	26,595
Other	1	1	1	—	—	0	0
Financial liabilities measured at amortized cost	1,012,407	1,031,650	1,021,138	1,044,240	1,048,447	1,148,471	1,147,403
Customer deposits	632,573	637,723	637,031	657,770	667,642	721,659	725,913
Debt securities issued	218,143	227,991	225,709	226,078	218,019	220,678	215,907
Deposits by central banks and credit institutions	138,323	138,366	134,590	133,876	137,029	178,930	176,890
Other	23,368	27,570	23,808	26,516	25,757	27,204	28,693
Liabilities under insurance contracts	656	644	665	652	635	1,693	1,673
Provisions	14,292	15,174	14,883	14,459	14,411	15,877	15,838
Other liabilities	26,093	27,962	28,332	28,047	27,438	28,340	29,321
Total liabilities	1,225,419	1,242,560	1,228,416	1,236,426	1,247,087	1,344,305	1,359,307
Shareholders’ equity	103,264	103,637	105,221	105,977	107,706	107,565	115,723
Capital stock	7,217	7,217	7,217	7,291	7,291	7,291	8,020
Reserves	94,414	94,303	94,192	94,149	100,215	97,533	103,587
Attributable profit to the Group	1,633	2,911	4,606	6,204	1,867	3,616	5,077
Less: dividends	—	(794)	(794)	(1,667)	(1,667)	(875)	(962)
Accumulated other comprehensive income	(15,949)	(15,027)	(16,326)	(15,039)	(15,122)	(18,797)	(19,823)
Minority interests	11,466	11,736	12,227	11,761	12,285	12,188	12,824
Total equity	98,781	100,346	101,122	102,699	104,869	100,955	108,723
Total liabilities and equity	1,324,200	1,342,906	1,329,538	1,339,125	1,351,956	1,445,261	1,468,030

Customer loans

€ million

			Change
	30.09.17	30.09.16	Amount	%	31.12.16
Commercial bills	23,486	19,789	3,697	18.7	23,894
Secured loans	435,474	450,754	(15,280)	(3.4)	454,563
Other term loans	237,018	225,974	11,044	4.9	232,289
Finance leases	26,055	24,402	1,653	6.8	25,357
Receivable on demand	6,338	8,098	(1,761)	(21.7)	8,102
Credit cards receivable	20,824	19,554	1,270	6.5	21,363
Impaired assets	28,422	33,753	(5,331)	(15.8)	32,687
Gross customer loans (w/o repos)	777,617	782,324	(4,708)	(0.6)	798,254
Repos	22,127	15,568	6,559	42.1	16,609
Gross customer loans	799,744	797,892	1,851	0.2	814,863
Loan-loss allowances	20,809	24,602	(3,793)	(15.4)	24,393
Group net customer loans (Ex-Popular)	778,935	773,290	5,645	0.7	790,470
Popular	75,751
Group net customer loans	854,686	773,290	81,395	10.5	790,470

Customer loans

€ million

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Commercial bills	16,777	20,318	19,789	23,894	22,654	23,499	23,486
Secured loans	462,213	458,218	450,754	454,563	454,881	438,893	435,474
Other term loans	222,180	228,827	225,974	232,289	236,224	232,733	237,018
Finance leases	22,755	23,296	24,402	25,357	25,703	25,916	26,055
Receivable on demand	8,387	9,096	8,098	8,102	8,017	6,927	6,338
Credit cards receivable	19,222	19,990	19,554	21,363	21,306	21,123	20,824
Impaired assets	35,442	35,370	33,753	32,687	31,143	28,806	28,422
Gross customer loans (w/o repos)	786,976	795,116	782,324	798,254	799,927	777,897	777,617
Repos	12,631	14,054	15,568	16,609	18,866	21,880	22,127
Gross customer loans	799,607	809,170	797,892	814,863	818,793	799,777	799,744
Loan-loss allowances	26,155	25,713	24,602	24,393	23,481	21,145	20,809
Group net customer loans (Ex-Popular)	773,452	783,457	773,290	790,470	795,312	778,632	778,935
Popular						82,589	75,751
Group net customer loans	773,452	783,457	773,290	790,470	795,312	861,221	854,686

Credit risk management (Ex-Popular)

€ million

			Change
	30.09.17	30.09.16	Amount	%	31.12.16

Non-performing loans	29,434	34,646	(5,212)	(15.0)	33,643
NPL ratio (%)	3.51	4.15	(0.64 p. )		3.93
Loan-loss allowances	21,272	25,171	(3,900)	(15.5)	24,835
For impaired assets	12,923	16,724	(3,801)	(22.7)	15,466
For other assets	8,349	8,447	(98)	(1.2)	9,369
Coverage ratio (%)	72.3	72.7	(0.4 p. )		73.8
Cost of credit (%)	1.15	1.19	(0.04 p. )		1.18

Credit risk management (Ex-Popular)

€ million

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Non-performing loans	36,148	36,291	34,646	33,643	32,158	29,745	29,434
NPL ratio (%)	4.33	4.29	4.15	3.93	3.74	3.55	3.51
Loan-loss allowances	26,756	26,317	25,171	24,835	24,002	21,625	21,272
For impaired assets	17,817	17,667	16,724	15,466	14,636	13,041	12,923
For other assets	8,940	8,650	8,447	9,369	9,366	8,585	8,349
Coverage ratio (%)	74.0	72.5	72.7	73.8	74.6	72.7	72.3
Cost of credit (%)	1.22	1.19	1.19	1.18	1.17	1.19	1.15

Non-performing loans by quarter (Ex-Popular)

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Balance at beginning of the period	37,094	36,148	36,291	34,646	33,643	32,158	29,745
Net entries	1,668	2,221	1,763	1,710	1,583	2,255	2,324
Increase in scope of consolidation	13	664	21	36	18	—	—
Exchange rate differences and other	72	869	(44)	315	536	(854)	(150)
Write-offs	(2,699)	(3,612)	(3,385)	(3,063)	(3,623)	(3,813)	(2,485)
Balance at period-end	36,148	36,291	34,646	33,643	32,158	29,745	29,434

Customer funds

€ million

			Change
	30.09.17	30.09.16	Amount	%	31.12.16
Demand deposits	480,781	445,045	35,736	8.0	467,261
Time deposits	175,780	183,045	(7,265)	(4.0)	181,089
Mutual funds	156,440	141,053	15,387	10.9	147,416
Customer deposits w/o repos + Mutual funds	813,001	769,143	43,858	5.7	795,766
Pension funds	11,354	11,034	320	2.9	11,298
Managed portfolios	24,886	26,962	(2,076)	(7.7)	23,793
Subtotal	849,241	807,138	42,102	5.2	830,858
Repos	52,450	39,349	13,100	33.3	42,761
Group customer funds (Ex-Popular)	901,690	846,488	55,203	6.5	873,618
Popular	86,696
Group customer funds	988,386	846,488	141,899	16.8	873,618

Customer funds

€ million

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Demand deposits	432,268	441,006	445,045	467,261	478,629	479,615	480,781
Time deposits	198,480	187,446	183,045	181,089	176,798	173,601	175,780
Mutual funds	129,899	137,428	141,053	147,416	155,772	151,525	156,440
Customer deposits w/o repos + Mutual funds	760,648	765,880	769,143	795,766	811,198	804,742	813,001
Pension funds	11,103	10,979	11,034	11,298	11,344	11,328	11,354
Managed portfolios	24,748	26,073	26,962	23,793	25,208	24,468	24,886
Subtotal	796,499	802,932	807,138	830,858	847,750	840,537	849,241
Repos	39,878	43,451	39,349	42,761	50,359	46,306	52,450
Group customer funds (Ex-Popular)	836,377	846,383	846,488	873,618	898,110	886,843	901,690
Popular						82,935	86,696
Group customer funds	836,377	846,383	846,488	873,618	898,110	969,778	988,386

Eligible capital (phase-in) *

€ million

			Change
	30.09.17	30.09.16	Amount	%	31.12.16
CET1	75,843	72,240	3,603	5.0	73,709
Basic capital	78,998	72,240	6,757	9.4	73,709
Eligible capital	92,714	84,226	8,488	10.1	86,337
Risk-weighted assets	622,548	580,823	41,725	7.2	588,088
CET1 capital ratio	12.18	12.44	(0.26)		12.53
T1 capital ratio	12.69	12.44	0.25		12.53
Total capital ratio	14.89	14.50	0.39		14.68

(*).- In 30.09.17 including Banco Popular

Eligible capital (fully loaded) *

€ million

			Change
	30.09.17	30.09.16	Amount	%	31.12.16
Capital stock and reserves	111,687	101,623	10,064	9.9	101,437
Attributable profit	5,077	4,606	471	10.2	6,204
Dividends	(2,272)	(1,893)	(379)	20.0	(2,469)
Other retained earnings	(20,997)	(17,886)	(3,111)	17.4	(16,116)
Minority interests	7,327	7,106	221	3.1	6,784
Goodwill and intangible assets	(28,622)	(27,640)	(982)	3.6	(28,405)
Other deductions	(4,990)	(5,086)	96	(1.9)	(5,368)
Core CET1	67,210	60,830	6,380	10.5	62,068
Preferred shares and other eligibles T1	7,753	5,633	2,120	37.6	5,767
Tier 1	74,964	66,463	8,500	12.8	67,834
Generic funds and eligible T2 instruments	14,585	13,108	1,477	11.3	13,749
Eligible capital	89,548	79,571	9,977	12.5	81,584
Risk-weighted assets	622,548	580,823	41,725	7.2	588,088
CET1 capital ratio	10.80	10.47	0.33		10.55
T1 capital ratio	12.04	11.44	0.60		11.53
Total capital ratio	14.38	13.70	0.68		13.87

(*).- In 30.09.17 including Banco Popular

Key data by principal segments

	Net operating income				Attributable profit to the Group
	9M ‘17	9M ‘16	Var (%)	Change (%) w/o FX	9M ‘17	9M ‘16	Var (%)	Change (%) w/o FX
Income statement (€ million)
Continental Europe*	4,832	4,542	6.4	6.0	2,218	1,984	11.8	11.4
o/w: Spain*	1,907	1,789	6.6	6.6	914	785	16.5	16.5
Santander Consumer Finance*	1,880	1,784	5.4	5.0	943	824	14.4	13.9
Poland*	596	545	9.3	7.0	219	208	4.9	2.7
Portugal	452	459	(1.6)	(1.6)	336	293	14.6	14.6
United Kingdom*	2,232	2,107	5.9	15.3	1,201	1,207	(0.4)	8.4
Latin America	10,418	8,028	29.8	21.5	3,169	2,424	30.8	24.0
o/w: Brazil	6,970	4,963	40.4	25.8	1,902	1,276	49.1	33.6
Mexico	1,594	1,425	11.8	15.0	532	460	15.6	18.8
Chile	1,116	1,028	8.5	4.0	440	377	16.7	11.9
USA	2,938	3,388	(13.3)	(13.6)	337	381	(11.5)	(11.9)
Operating areas*	20,420	18,066	13.0	10.5	6,925	5,995	15.5	14.7
Corporate Centre*	(1,337)	(1,135)	17.8	17.8	(1,511)	(1,140)	32.5	32.5
Total Group (Ex-Popular)*	19,083	16,931	12.7	10.1	5,414	4,855	11.5	10.6
Popular*	290				178
Total Group*	19,373	16,931	14.4	11.7	5,592	4,855	15.2	14.2
Net capital gains and provisions					(515)	(248)	107.4	101.0
Total Group	19,373	16,931	14.4	11.7	5,077	4,606	10.2	9.4

(*).- In the units, underlying attributable profit (excluding net capital gains and provisions).

	Gross loans w/o repos				Customer deposits w/o repos + mutual funds
	30.09.17	30.09.16	Var (%)	Change (%) w/o FX	30.09.17	30.09.16	Var (%)	Change (%) w/o FX
Activity (€ million)
Continental Europe	304,117	301,781	0.8	1.0	341,480	319,232	7.0	7.0
o/w: Spain	148,838	152,944	(2.7)	(2.7)	240,192	222,002	8.2	8.2
Santander Consumer Finance	89,003	85,215	4.4	5.1	35,777	34,340	4.2	4.8
Poland	22,226	21,092	5.4	5.0	26,824	25,246	6.3	5.9
Portugal	31,190	29,260	6.6	6.6	32,017	31,730	0.9	0.9
United Kingdom	235,704	241,752	(2.5)	(0.2)	207,861	206,256	0.8	3.2
Latin America	154,722	148,690	4.1	7.5	202,638	175,579	15.4	19.5
o/w: Brazil	75,622	72,376	4.5	8.6	113,031	93,350	21.1	25.8
Mexico	29,347	28,490	3.0	1.7	38,643	34,804	11.0	9.6
Chile	37,281	36,945	0.9	3.8	33,215	32,850	1.1	4.0
USA	76,725	86,042	(10.8)	(5.7)	60,916	66,824	(8.8)	(3.6)
Operating areas	771,269	778,265	(0.9)	1.2	812,894	767,891	5.9	7.9
Total Group (Ex-Popular)	777,617	782,398	(0.6)	1.4	813,092	769,143	5.7	7.8
Popular	79,573				79,240
Total Group	857,189	782,398	9.6	11.8	892,332	769,143	16.0	18.3

Key data by principal segments

	Underlying RoTE* (%)		Efficiency ratio
	9M ‘17	9M ‘16	9M ‘17	9M ‘16
Profitability and efficiency (%)
Continental Europe	9.93	8.57	51.1	53.0
o/w: Spain	10.55	9.08	55.9	58.2
Santander Consumer Finance	16.67	14.96	43.9	44.3
Poland	11.43	11.84	42.8	44.7
Portugal	13.18	13.07	47.7	49.2
United Kingdom	10.94	9.92	49.0	52.0
Latin America	17.77	15.29	38.4	40.8
o/w: Brazil	16.79	13.80	35.2	39.0
Mexico	19.50	14.78	39.4	40.0
Chile	18.01	17.17	41.1	41.2
USA	3.42	4.07	45.2	40.8
Operating areas	11.35	9.89	44.1	45.8
Total Group (Ex-Popular)	14.69	10.92	46.3	48.0
Popular	11.35		62.5
Total Group	11.35	10.92	46.7	48.0

(*).- Not including net capital gains and provisions

	NPL ratio		Coverage ratio		Cost of credit
	30.09.17	30.09.16	30.09.17	30.09.16	30.09.17	30.09.16
Credit quality (%)
Continental Europe	4.95	6.43	58.1	61.3	0.34	0.46
o/w: Spain	4.99	5.82	45.2	47.6	0.31	0.41
Santander Consumer Finance	2.60	2.86	104.3	110.7	0.34	0.49
Poland	4.70	5.71	67.6	68.9	0.61	0.76
Portugal	6.93	9.40	60.4	57.8	0.03	0.17
United Kingdom	1.32	1.47	31.5	36.0	0.03	0.05
Latin America	4.45	4.94	89.9	84.5	3.27	3.42
o/w: Brazil	5.32	6.12	97.6	89.3	4.55	4.87
Mexico	2.56	2.95	110.3	101.9	3.14	2.86
Chile	4.95	5.12	58.5	58.1	1.27	1.55
USA	2.56	2.24	187.5	216.2	3.57	3.80
Operating areas	3.53	4.19	72.1	72.8	1.15	1.20
Total Group (Ex-Popular)	3.51	4.15	72.3	72.7	1.15	1.19
Popular	11.17		46.7		0.15
Total Group	4.24	4.15	65.8	72.7	1.12	1.19

	Employees		Branches
	30.09.17	30.09.16	30.09.17	30.09.16
Operating means
Continental Europe	56,702	57,284	4,595	4,964
o/w: Spain	22,904	23,182	2,857	2,993
Santander Consumer Finance	15,045	14,828	549	573
Poland	11,691	11,781	592	658
Portugal	6,022	6,393	587	727
United Kingdom	25,722	25,840	820	844
Latin America	87,555	87,250	5,818	5,817
o/w: Brazil	46,261	47,516	3,422	3,408
Mexico	18,217	17,467	1,401	1,387
Chile	11,673	12,208	406	465
USA	17,566	17,569	694	766
Operating areas	187,545	187,943	11,927	12,391
Corporate Centre	1,709	1,732
Total Group (Ex-Popular)	189,254	189,675	11,927	12,391
Popular	11,695		1,777
Total Group	200,949	189,675	13,704	12,391

Operating areas

€ million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	25,751	23,542	2,209	9.4
Net fee income	8,509	7,560	949	12.6
Gains (losses) on financial transactions	1,530	1,506	23	1.6
Other operating income	747	741	6	0.8
Gross income	36,537	33,349	3,188	9.6
Operating expenses	(16,117)	(15,283)	(834)	5.5
General administrative expenses	(14,659)	(14,002)	(657)	4.7
Personnel	(7,989)	(7,555)	(434)	5.7
Other general administrative expenses	(6,671)	(6,447)	(224)	3.5
Depreciation and amortisation	(1,458)	(1,282)	(177)	13.8
Net operating income	20,420	18,066	2,354	13.0
Net loan-loss provisions	(6,846)	(7,114)	267	(3.8)
Other income	(2,117)	(1,250)	(867)	69.4
Underlying profit before taxes	11,457	9,702	1,754	18.1
Tax on profit	(3,444)	(2,732)	(713)	26.1
Underlying profit from continuing operations	8,012	6,971	1,042	14.9
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	8,012	6,971	1,042	14.9
Minority interests	1,087	975	111	11.4
Underlying attributable profit to the Group	6,925	5,995	930	15.5
Net capital gains and provisions	(85)	(62)	(23)	36.4
Attributable profit to the Group	6,840	5,933	908	15.3

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	772,630	768,799	3,831	0.5
Cash, central banks and credit institutions	235,363	202,697	32,666	16.1
Debt securities	185,262	178,443	6,819	3.8
o/w: available for sale	116,658	109,216	7,441	6.8
Other financial assets	77,119	101,564	(24,445)	(24.1)
Other assets	66,252	71,527	(5,275)	(7.4)
Total assets	1,336,625	1,323,029	13,596	1.0
Customer deposits	708,907	666,187	42,720	6.4
Central banks and credit institutions	219,022	205,998	13,024	6.3
Debt securities issued	171,696	195,108	(23,413)	(12.0)
Other financial liabilities	107,134	129,270	(22,136)	(17.1)
Other liabilities	32,760	29,782	2,979	10.0
Total liabilities	1,239,519	1,226,345	13,173	1.1
Total equity	97,107	96,684	423	0.4
Other managed and marketed customer funds	192,677	179,049	13,628	7.6
Mutual funds	156,437	141,053	15,384	10.9
Pension funds	11,354	11,034	320	2.9
Managed portfolios	24,886	26,962	(2,076)	(7.7)
Pro memoria:
Gross customer loans w/o repos	771,269	778,265	(6,996)	(0.9)
Funds (customer deposits w/o repos + mutual funds)	812,894	767,891	45,004	5.9
Ratios (%) and other data
Underlying RoTE	11.35	9.89	1.46 p.
Efficiency ratio (with amortisations)	44.1	45.8	(1.72 p. )
NPL ratio	3.53	4.19	(0.66 p. )
Coverage ratio	72.1	72.8	(0.70 p. )
Number of employees	187,545	187,943	(398)	(0.2)
Number of branches	11,927	12,391	(464)	(3.7)

Operating areas

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	7,792	7,757	7,993	8,286	8,596	8,711	8,445
Net fee income	2,402	2,554	2,604	2,651	2,848	2,894	2,766
Gains (losses) on financial transactions	537	432	537	459	692	369	469
Other operating income	223	255	263	173	234	276	237
Gross income	10,953	10,999	11,397	11,570	12,370	12,250	11,918
Operating expenses	(5,032)	(5,106)	(5,145)	(5,354)	(5,424)	(5,433)	(5,260)
General administrative expenses	(4,620)	(4,672)	(4,710)	(4,886)	(4,941)	(4,937)	(4,781)
Personnel	(2,480)	(2,525)	(2,549)	(2,642)	(2,694)	(2,681)	(2,614)
Other general administrative expenses	(2,139)	(2,147)	(2,161)	(2,244)	(2,247)	(2,256)	(2,167)
Depreciation and amortisation	(412)	(434)	(435)	(468)	(483)	(496)	(480)
Net operating income	5,922	5,893	6,251	6,216	6,946	6,816	6,658
Net loan-loss provisions	(2,409)	(2,201)	(2,504)	(2,406)	(2,394)	(2,261)	(2,190)
Other income	(428)	(489)	(333)	(635)	(744)	(775)	(598)
Underlying profit before taxes	3,085	3,203	3,415	3,175	3,808	3,780	3,869
Tax on profit	(846)	(921)	(965)	(805)	(1,151)	(1,085)	(1,208)
Underlying profit from continuing operations	2,239	2,282	2,450	2,370	2,657	2,695	2,661
Net profit from discontinued operations	—	0	(0)	—	—	—	—
Underlying consolidated profit	2,239	2,282	2,450	2,370	2,657	2,695	2,661
Minority interests	295	338	343	305	322	393	371
Underlying attributable profit to the Group	1,944	1,944	2,107	2,065	2,335	2,301	2,289
Net capital gains and provisions	—	(62)	—	(169)	—	—	(85)
Attributable profit to the Group	1,944	1,882	2,107	1,896	2,335	2,301	2,204

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	769,988	778,760	768,799	786,040	790,347	773,377	772,630
Cash, central banks and credit institutions	203,032	202,088	202,697	198,246	215,037	210,971	235,363
Debt securities	181,154	175,570	178,443	189,938	189,826	187,217	185,262
o/w: available for sale	112,059	110,255	109,216	111,335	112,955	119,128	116,658
Other financial assets	94,254	104,697	101,564	89,770	84,443	78,924	77,119
Other assets	68,326	70,924	71,527	69,258	68,698	66,904	66,252
Total assets	1,316,754	1,332,039	1,323,029	1,333,252	1,348,350	1,317,392	1,336,625
Customer deposits	668,997	670,842	666,187	690,254	705,513	699,304	708,907
Central banks and credit institutions	216,704	208,525	205,998	196,591	213,283	210,335	219,022
Debt securities issued	189,130	195,693	195,108	197,947	190,653	177,706	171,696
Other financial liabilities	118,357	132,652	129,270	121,257	111,836	102,818	107,134
Other liabilities	27,629	28,972	29,782	30,734	30,185	31,864	32,760
Total liabilities	1,220,818	1,236,684	1,226,345	1,236,783	1,251,469	1,222,027	1,239,519
Total equity	95,936	95,355	96,684	96,469	96,881	95,366	97,107
Other managed and marketed customer funds	165,750	174,480	179,049	182,497	192,272	187,267	192,677
Mutual funds	129,899	137,428	141,053	147,406	155,719	151,472	156,437
Pension funds	11,103	10,979	11,034	11,298	11,344	11,328	11,354
Managed portfolios	24,748	26,073	26,962	23,793	25,208	24,468	24,886
Pro memoria:
Gross customer loans w/o repos	783,599	790,639	778,265	793,847	794,945	772,617	771,269
Funds (customer deposits w/o repos + mutual funds)	759,018	764,819	767,891	794,899	810,874	804,469	812,894
Other information
NPL ratio	4.36	4.32	4.19	3.95	3.77	3.57	3.53
Coverage ratio	73.3	72.0	72.8	73.5	74.6	72.6	72.1
Cost of credit	1.24	1.20	1.20	1.19	1.18	1.19	1.15

Operating areas

Constant € million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	25,751	23,963	1,788	7.5
Net fee income	8,509	7,712	797	10.3
Gains (losses) on financial transactions	1,530	1,508	21	1.4
Other operating income	747	742	5	0.7
Gross income	36,537	33,926	2,611	7.7
Operating expenses	(16,117)	(15,452)	(666)	4.3
General administrative expenses	(14,659)	(14,154)	(506)	3.6
Personnel	(7,989)	(7,649)	(339)	4.4
Other general administrative expenses	(6,671)	(6,504)	(166)	2.6
Depreciation and amortisation	(1,458)	(1,298)	(160)	12.3
Net operating income	20,420	18,474	1,946	10.5
Net loan-loss provisions	(6,846)	(7,395)	548	(7.4)
Other income	(2,117)	(1,290)	(827)	64.1
Underlying profit before taxes	11,457	9,789	1,667	17.0
Tax on profit	(3,444)	(2,755)	(689)	25.0
Underlying profit from continuing operations	8,012	7,034	978	13.9
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	8,012	7,034	978	13.9
Minority interests	1,087	997	90	9.0
Underlying attributable profit to the Group	6,925	6,037	888	14.7
Net capital gains and provisions	(85)	(70)	(15)	21.0
Attributable profit to the Group	6,840	5,967	873	14.6

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	772,630	753,196	19,434	2.6
Cash, central banks and credit institutions	235,363	198,455	36,908	18.6
Debt securities	185,262	175,460	9,802	5.6
o/w: available for sale	116,658	107,267	9,391	8.8
Other financial assets	77,119	100,429	(23,310)	(23.2)
Other assets	66,252	69,802	(3,550)	(5.1)
Total assets	1,336,625	1,297,342	39,283	3.0
Customer deposits	708,907	653,175	55,732	8.5
Central banks and credit institutions	219,022	202,677	16,345	8.1
Debt securities issued	171,696	190,525	(18,830)	(9.9)
Other financial liabilities	107,134	127,555	(20,421)	(16.0)
Other liabilities	32,760	29,040	3,721	12.8
Total liabilities	1,239,519	1,202,972	36,547	3.0
Total equity	97,107	94,370	2,737	2.9
Other managed and marketed customer funds	192,677	175,183	17,494	10.0
Mutual funds	156,437	138,134	18,303	13.3
Pension funds	11,354	11,034	320	2.9
Managed portfolios	24,886	26,016	(1,130)	(4.3)
Pro memoria:
Gross customer loans w/o repos	771,269	762,423	8,845	1.2
Funds (customer deposits w/o repos + mutual funds)	812,894	753,172	59,722	7.9

Operating areas

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	8,031	7,903	8,029	8,247	8,366	8,652	8,733
Net fee income	2,481	2,615	2,617	2,652	2,775	2,877	2,857
Gains (losses) on financial transactions	526	436	546	446	674	368	487
Other operating income	223	258	261	171	227	275	245
Gross income	11,260	11,213	11,453	11,517	12,042	12,173	12,323
Operating expenses	(5,127)	(5,164)	(5,161)	(5,335)	(5,290)	(5,396)	(5,431)
General administrative expenses	(4,705)	(4,725)	(4,723)	(4,870)	(4,820)	(4,904)	(4,935)
Personnel	(2,532)	(2,560)	(2,558)	(2,632)	(2,626)	(2,663)	(2,699)
Other general administrative expenses	(2,174)	(2,165)	(2,166)	(2,238)	(2,195)	(2,240)	(2,235)
Depreciation and amortisation	(421)	(439)	(437)	(466)	(470)	(492)	(496)
Net operating income	6,134	6,049	6,292	6,182	6,752	6,776	6,892
Net loan-loss provisions	(2,555)	(2,298)	(2,541)	(2,397)	(2,313)	(2,249)	(2,284)
Other income	(459)	(506)	(325)	(634)	(723)	(771)	(623)
Underlying profit before taxes	3,119	3,244	3,426	3,151	3,716	3,756	3,985
Tax on profit	(850)	(936)	(969)	(794)	(1,120)	(1,080)	(1,245)
Underlying profit from continuing operations	2,269	2,308	2,457	2,357	2,596	2,677	2,740
Net profit from discontinued operations	—	0	(0)	—	—	—	—
Underlying consolidated profit	2,269	2,308	2,457	2,357	2,596	2,677	2,740
Minority interests	303	347	346	304	315	390	381
Underlying attributable profit to the Group	1,966	1,960	2,111	2,053	2,281	2,287	2,358
Net capital gains and provisions	—	(73)	3	(158)	—	—	(85)
Attributable profit to the Group	1,966	1,887	2,114	1,895	2,281	2,287	2,273

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	741,953	751,453	753,196	758,782	759,622	767,679	772,630
Cash, central banks and credit institutions	199,868	195,309	198,455	190,194	204,771	209,299	235,363
Debt securities	179,707	170,732	175,460	183,218	181,136	185,710	185,262
o/w: available for sale	110,864	107,342	107,267	107,625	108,080	118,061	116,658
Other financial assets	91,063	101,767	100,429	87,796	81,848	78,497	77,119
Other assets	67,555	68,475	69,802	65,857	65,020	66,186	66,252
Total assets	1,280,146	1,287,735	1,297,342	1,285,847	1,292,397	1,307,370	1,336,625
Customer deposits	646,520	648,089	653,175	667,197	677,662	693,892	708,907
Central banks and credit institutions	214,544	203,299	202,677	190,075	205,612	208,905	219,022
Debt securities issued	182,555	187,724	190,525	189,549	181,855	176,457	171,696
Other financial liabilities	115,355	128,650	127,555	117,733	107,118	102,220	107,134
Other liabilities	27,225	27,885	29,040	29,294	28,462	31,571	32,760
Total liabilities	1,186,201	1,195,647	1,202,972	1,193,849	1,200,710	1,213,045	1,239,519
Total equity	93,945	92,088	94,370	91,999	91,687	94,325	97,107
Other managed and marketed customer funds	167,600	169,372	175,183	174,132	181,748	185,905	192,677
Mutual funds	131,901	133,317	138,134	140,595	146,753	150,424	156,437
Pension funds	11,103	10,979	11,034	11,298	11,344	11,328	11,354
Managed portfolios	24,596	25,077	26,016	22,239	23,652	24,154	24,886
Pro memoria:
Gross customer loans w/o repos	756,309	763,337	762,423	765,873	763,485	766,802	771,269
Funds (customer deposits w/o repos + mutual funds)	737,411	739,954	753,172	767,828	777,981	798,241	812,894

Continental Europe

€ million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	6,201	6,104	98	1.6
Net fee income	2,879	2,655	224	8.4
Gains (losses) on financial transactions	468	581	(113)	(19.4)
Other operating income	330	323	7	2.0
Gross income	9,879	9,663	215	2.2
Operating expenses	(5,046)	(5,121)	75	(1.5)
General administrative expenses	(4,697)	(4,797)	100	(2.1)
Personnel	(2,440)	(2,461)	21	(0.9)
Other general administrative expenses	(2,257)	(2,337)	79	(3.4)
Depreciation and amortisation	(349)	(324)	(25)	7.8
Net operating income	4,832	4,542	290	6.4
Net loan-loss provisions	(773)	(1,071)	298	(27.8)
Other income	(607)	(414)	(193)	46.6
Underlying profit before taxes	3,452	3,057	395	12.9
Tax on profit	(952)	(825)	(127)	15.4
Underlying profit from continuing operations	2,499	2,231	268	12.0
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	2,499	2,231	268	12.0
Minority interests	281	247	34	13.8
Underlying attributable profit to the Group	2,218	1,984	234	11.8
Net capital gains and provisions	(85)	(169)	84	(49.7)
Attributable profit to the Group	2,133	1,815	318	17.5

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	303,229	294,084	9,145	3.1
Cash, central banks and credit institutions	113,664	88,491	25,174	28.4
Debt securities	80,896	83,313	(2,417)	(2.9)
o/w: available for sale	56,309	54,353	1,956	3.6
Other financial assets	36,970	51,800	(14,830)	(28.6)
Other assets	25,923	27,573	(1,651)	(6.0)
Total assets	560,682	545,261	15,421	2.8
Customer deposits	282,208	268,800	13,409	5.0
Central banks and credit institutions	134,544	121,783	12,761	10.5
Debt securities issued	48,876	53,038	(4,162)	(7.8)
Other financial liabilities	46,803	57,538	(10,736)	(18.7)
Other liabilities	12,920	8,295	4,624	55.7
Total liabilities	525,350	509,454	15,896	3.1
Total equity	35,331	35,807	(476)	(1.3)
Other managed and marketed customer funds	81,506	71,681	9,825	13.7
Mutual funds	60,885	52,778	8,107	15.4
Pension funds	11,354	11,034	320	2.9
Managed portfolios	9,267	7,869	1,398	17.8
Pro memoria:
Gross customer loans w/o repos	304,117	301,781	2,336	0.8
Funds (customer deposits w/o repos + mutual funds)	341,480	319,232	22,248	7.0
Ratios (%) and other data
Underlying RoTE	9.93	8.57	1.36 p.
Efficiency ratio (with amortisations)	51.1	53.0	(1.91 p. )
NPL ratio	4.95	6.43	(1.48 p. )
Coverage ratio	58.1	61.3	(3.20 p. )
Number of employees	56,702	57,284	(582)	(1.0)
Number of branches	4,595	4,964	(369)	(7.4)

Continental Europe

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	2,046	2,019	2,038	2,057	2,063	2,062	2,076
Net fee income	878	883	895	842	920	990	969
Gains (losses) on financial transactions	307	108	166	237	297	(4)	175
Other operating income	103	93	128	7	98	122	110
Gross income	3,333	3,103	3,227	3,143	3,379	3,170	3,330
Operating expenses	(1,726)	(1,710)	(1,685)	(1,659)	(1,685)	(1,684)	(1,678)
General administrative expenses	(1,615)	(1,605)	(1,578)	(1,545)	(1,567)	(1,570)	(1,561)
Personnel	(825)	(829)	(806)	(796)	(813)	(817)	(810)
Other general administrative expenses	(789)	(775)	(772)	(748)	(754)	(753)	(751)
Depreciation and amortisation	(111)	(106)	(107)	(115)	(118)	(114)	(117)
Net operating income	1,608	1,393	1,542	1,483	1,694	1,486	1,652
Net loan-loss provisions	(437)	(280)	(354)	(271)	(262)	(250)	(262)
Other income	(114)	(188)	(112)	(256)	(247)	(174)	(186)
Underlying profit before taxes	1,057	925	1,075	955	1,185	1,062	1,204
Tax on profit	(281)	(253)	(292)	(258)	(334)	(265)	(353)
Underlying profit from continuing operations	776	672	783	698	851	797	851
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	776	672	783	698	851	797	851
Minority interests	69	80	98	83	78	103	101
Underlying attributable profit to the Group	706	592	685	615	774	694	750
Net capital gains and provisions	—	(169)	—	—	—	—	(85)
Attributable profit to the Group	706	423	685	615	774	694	665

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	289,694	293,891	294,084	297,214	298,441	303,413	303,229
Cash, central banks and credit institutions	90,914	83,095	88,491	77,232	91,471	96,004	113,664
Debt securities	85,416	78,657	83,313	80,639	78,778	84,127	80,896
o/w: available for sale	56,361	53,129	54,353	54,474	54,197	58,921	56,309
Other financial assets	49,021	51,283	51,800	40,689	37,617	36,605	36,970
Other assets	28,463	28,129	27,573	24,360	24,211	25,119	25,923
Total assets	543,507	535,055	545,261	520,134	530,518	545,267	560,682
Customer deposits	266,841	264,410	268,800	269,934	273,480	281,952	282,208
Central banks and credit institutions	127,576	118,521	121,783	105,152	121,278	123,620	134,544
Debt securities issued	50,784	52,056	53,038	53,064	50,929	49,588	48,876
Other financial liabilities	54,493	57,090	57,538	49,042	42,788	43,251	46,803
Other liabilities	8,065	8,066	8,295	9,452	8,898	12,327	12,920
Total liabilities	507,759	500,143	509,454	486,644	497,373	510,738	525,350
Total equity	35,748	34,912	35,807	33,490	33,145	34,530	35,331
Other managed and marketed customer funds	70,481	70,180	71,681	73,624	77,372	79,681	81,506
Mutual funds	51,151	51,444	52,778	54,010	57,159	59,172	60,885
Pension funds	11,103	10,979	11,034	11,298	11,344	11,328	11,354
Managed portfolios	8,227	7,757	7,869	8,316	8,869	9,182	9,267
Pro memoria:
Gross customer loans w/o repos	300,441	303,425	301,781	302,564	302,922	304,655	304,117
Funds (customer deposits w/o repos + mutual funds)	315,791	312,850	319,232	322,606	328,747	338,812	341,480
Other information
NPL ratio	7.08	6.84	6.43	5.92	5.62	5.11	4.95
Coverage ratio	65.4	61.3	61.3	60.0	60.6	58.7	58.1
Cost of credit	0.60	0.51	0.46	0.44	0.38	0.37	0.34

Continental Europe

Constant € million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	6,201	6,129	73	1.2
Net fee income	2,879	2,663	216	8.1
Gains (losses) on financial transactions	468	582	(114)	(19.6)
Other operating income	330	322	8	2.5
Gross income	9,879	9,696	182	1.9
Operating expenses	(5,046)	(5,136)	90	(1.8)
General administrative expenses	(4,697)	(4,811)	114	(2.4)
Personnel	(2,440)	(2,468)	28	(1.2)
Other general administrative expenses	(2,257)	(2,343)	85	(3.6)
Depreciation and amortisation	(349)	(325)	(24)	7.4
Net operating income	4,832	4,560	272	6.0
Net loan-loss provisions	(773)	(1,075)	301	(28.0)
Other income	(607)	(416)	(191)	46.0
Underlying profit before taxes	3,452	3,069	382	12.5
Tax on profit	(952)	(829)	(123)	14.9
Underlying profit from continuing operations	2,499	2,240	259	11.6
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	2,499	2,240	259	11.6
Minority interests	281	250	32	12.8
Underlying attributable profit to the Group	2,218	1,991	227	11.4
Net capital gains and provisions	(85)	(168)	83	(49.4)
Attributable profit to the Group	2,133	1,823	310	17.0

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	303,229	293,430	9,799	3.3
Cash, central banks and credit institutions	113,664	88,241	25,423	28.8
Debt securities	80,896	83,221	(2,325)	(2.8)
o/w: available for sale	56,309	54,258	2,050	3.8
Other financial assets	36,970	51,794	(14,824)	(28.6)
Other assets	25,923	27,484	(1,561)	(5.7)
Total assets	560,682	544,170	16,512	3.0
Customer deposits	282,208	268,564	13,644	5.1
Central banks and credit institutions	134,544	121,249	13,295	11.0
Debt securities issued	48,876	52,863	(3,988)	(7.5)
Other financial liabilities	46,803	57,532	(10,729)	(18.6)
Other liabilities	12,920	8,280	4,640	56.0
Total liabilities	525,350	508,488	16,863	3.3
Total equity	35,331	35,682	(351)	(1.0)
Other managed and marketed customer funds	81,506	71,652	9,854	13.8
Mutual funds	60,885	52,786	8,100	15.3
Pension funds	11,354	11,034	320	2.9
Managed portfolios	9,267	7,833	1,435	18.3
Pro memoria:
Gross customer loans w/o repos	304,117	301,119	2,998	1.0
Funds (customer deposits w/o repos + mutual funds)	341,480	319,004	22,476	7.0

Continental Europe

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	2,057	2,027	2,044	2,061	2,062	2,061	2,078
Net fee income	880	886	897	844	921	988	970
Gains (losses) on financial transactions	307	109	166	237	297	(4)	176
Other operating income	102	93	127	7	97	122	111
Gross income	3,346	3,115	3,235	3,148	3,376	3,167	3,335
Operating expenses	(1,731)	(1,716)	(1,689)	(1,661)	(1,683)	(1,682)	(1,680)
General administrative expenses	(1,620)	(1,610)	(1,581)	(1,546)	(1,566)	(1,568)	(1,563)
Personnel	(828)	(832)	(808)	(797)	(813)	(816)	(811)
Other general administrative expenses	(792)	(778)	(773)	(749)	(753)	(752)	(752)
Depreciation and amortisation	(112)	(106)	(108)	(115)	(118)	(114)	(117)
Net operating income	1,615	1,399	1,546	1,487	1,693	1,485	1,654
Net loan-loss provisions	(438)	(281)	(356)	(272)	(262)	(250)	(262)
Other income	(115)	(189)	(112)	(257)	(247)	(174)	(186)
Underlying profit before taxes	1,062	929	1,078	958	1,184	1,061	1,206
Tax on profit	(283)	(254)	(292)	(258)	(334)	(265)	(354)
Underlying profit from continuing operations	779	675	786	699	850	796	853
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	779	675	786	699	850	796	853
Minority interests	70	81	99	84	78	102	101
Underlying attributable profit to the Group	709	595	687	615	772	694	752
Net capital gains and provisions	—	(168)	(0)	(0)	—	—	(85)
Attributable profit to the Group	709	427	687	615	772	694	667

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	289,287	294,191	293,430	296,846	297,168	302,987	303,229
Cash, central banks and credit institutions	90,735	82,906	88,241	76,992	91,020	95,906	113,664
Debt securities	85,296	78,758	83,221	80,725	78,551	83,996	80,896
o/w: available for sale	56,249	53,204	54,258	54,548	53,977	58,812	56,309
Other financial assets	49,009	51,293	51,794	40,671	37,591	36,588	36,970
Other assets	28,379	28,060	27,484	24,212	24,036	25,056	25,923
Total assets	542,706	535,209	544,170	519,446	528,366	544,534	560,682
Customer deposits	266,507	264,929	268,564	270,077	272,568	281,479	282,208
Central banks and credit institutions	127,269	118,111	121,249	104,537	120,518	123,450	134,544
Debt securities issued	50,773	52,049	52,863	52,944	50,773	49,639	48,876
Other financial liabilities	54,481	57,100	57,532	49,026	42,763	43,235	46,803
Other liabilities	8,044	8,089	8,280	9,455	8,859	12,310	12,920
Total liabilities	507,075	500,277	508,488	486,040	495,481	510,112	525,350
Total equity	35,631	34,931	35,682	33,407	32,885	34,422	35,331
Other managed and marketed customer funds	70,418	70,230	71,652	73,600	77,222	79,585	81,506
Mutual funds	51,115	51,534	52,786	54,080	57,091	59,104	60,885
Pension funds	11,103	10,979	11,034	11,298	11,344	11,328	11,354
Managed portfolios	8,200	7,718	7,833	8,222	8,787	9,154	9,267
Pro memoria:
Gross customer loans w/o repos	300,022	303,759	301,119	302,212	301,620	304,213	304,117
Funds (customer deposits w/o repos + mutual funds)	315,421	313,459	319,004	322,819	327,767	338,285	341,480

Spain (Ex-Popular)

€ million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	2,222	2,331	(108)	(4.7)
Net fee income	1,506	1,330	176	13.2
Gains (losses) on financial transactions	308	439	(131)	(29.8)
Other operating income	289	185	105	56.7
Gross income	4,325	4,283	42	1.0
Operating expenses	(2,419)	(2,495)	76	(3.0)
General administrative expenses	(2,287)	(2,390)	103	(4.3)
Personnel	(1,199)	(1,225)	25	(2.1)
Other general administrative expenses	(1,088)	(1,166)	77	(6.6)
Depreciation and amortisation	(131)	(104)	(27)	25.7
Net operating income	1,907	1,789	118	6.6
Net loan-loss provisions	(404)	(500)	96	(19.3)
Other income	(184)	(170)	(14)	8.0
Underlying profit before taxes	1,319	1,119	200	17.9
Tax on profit	(390)	(319)	(71)	22.3
Underlying profit from continuing operations	929	800	129	16.2
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	929	800	129	16.2
Minority interests	15	15	(0)	(0.1)
Underlying attributable profit to the Group	914	785	129	16.5
Net capital gains and provisions*	—	(216)	216	(100.0)
Attributable profit to the Group	914	569	346	60.8

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	153,646	153,370	276	0.2
Cash, central banks and credit institutions	84,056	63,234	20,823	32.9
Debt securities	60,299	60,485	(185)	(0.3)
o/w: available for sale	42,565	38,564	4,002	10.4
Other financial assets	34,140	48,769	(14,629)	(30.0)
Other assets	10,355	7,498	2,857	38.1
Total assets	342,497	333,355	9,142	2.7
Customer deposits	186,440	176,272	10,168	5.8
Central banks and credit institutions	75,884	66,985	8,900	13.3
Debt securities issued	16,414	20,340	(3,926)	(19.3)
Other financial liabilities	44,655	55,525	(10,869)	(19.6)
Other liabilities	7,039	2,347	4,692	199.9
Total liabilities	330,432	321,468	8,963	2.8
Total equity	12,065	11,887	178	1.5
Other managed and marketed customer funds	73,639	64,894	8,744	13.5
Mutual funds	55,278	48,076	7,202	15.0
Pension funds	10,404	10,128	276	2.7
Managed portfolios	7,956	6,690	1,266	18.9
Pro memoria:
Gross customer loans w/o repos	148,838	152,944	(4,106)	(2.7)
Funds (customer deposits w/o repos + mutual funds)	240,192	222,002	18,190	8.2
Ratios (%) and other data
Underlying RoTE	10.55	9.08	1.47 p.
Efficiency ratio (with amortisations)	55.9	58.2	(2.32 p. )
NPL ratio	4.99	5.82	(0.83 p. )
Coverage ratio	45.2	47.6	(2.40 p. )
Number of employees	22,904	23,182	(278)	(1.2)
Number of branches	2,857	2,993	(136)	(4.5)

(*).- In 9M’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Spain (Ex-Popular)

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	819	783	728	747	747	749	726
Net fee income	424	449	456	451	459	537	509
Gains (losses) on financial transactions	224	65	149	157	230	(42)	119
Other operating income	75	46	64	(30)	103	106	81
Gross income	1,543	1,343	1,398	1,324	1,539	1,351	1,435
Operating expenses	(837)	(834)	(824)	(802)	(798)	(806)	(815)
General administrative expenses	(801)	(799)	(791)	(766)	(752)	(765)	(771)
Personnel	(415)	(410)	(401)	(408)	(399)	(399)	(401)
Other general administrative expenses	(386)	(389)	(390)	(358)	(352)	(365)	(370)
Depreciation and amortisation	(36)	(35)	(33)	(36)	(46)	(41)	(44)
Net operating income	706	509	574	522	741	545	621
Net loan-loss provisions	(231)	(129)	(140)	(85)	(163)	(137)	(104)
Other income	(37)	(82)	(51)	(97)	(64)	(64)	(55)
Underlying profit before taxes	438	298	382	340	514	344	461
Tax on profit	(126)	(85)	(108)	(97)	(146)	(98)	(145)
Underlying profit from continuing operations	312	213	274	243	367	246	316
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	312	213	274	243	367	246	316
Minority interests	5	5	5	6	6	5	5
Underlying attributable profit to the Group	307	208	270	237	362	241	311
Net capital gains and provisions*	—	(216)	—	—	—	—	—
Attributable profit to the Group	307	(8)	270	237	362	241	311

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	154,848	156,467	153,370	152,850	153,060	156,283	153,646
Cash, central banks and credit institutions	63,966	56,843	63,234	54,207	64,609	70,944	84,056
Debt securities	61,853	56,509	60,485	58,084	57,207	62,479	60,299
o/w: available for sale	40,028	38,174	38,564	38,727	39,551	45,006	42,565
Other financial assets	46,176	48,144	48,769	37,741	34,822	33,803	34,140
Other assets	7,970	7,854	7,498	9,473	8,889	9,977	10,355
Total assets	334,813	325,816	333,355	312,354	318,588	333,485	342,497
Customer deposits	176,049	174,784	176,272	176,779	178,633	187,031	186,440
Central banks and credit institutions	69,432	61,363	66,985	52,071	66,905	70,074	75,884
Debt securities issued	23,103	20,994	20,340	20,863	17,702	16,508	16,414
Other financial liabilities	52,706	55,133	55,525	46,951	40,838	41,143	44,655
Other liabilities	2,336	2,208	2,347	4,186	3,457	6,802	7,039
Total liabilities	323,626	314,482	321,468	300,850	307,535	321,559	330,432
Total equity	11,187	11,333	11,887	11,504	11,054	11,926	12,065
Other managed and marketed customer funds	63,236	63,529	64,894	66,649	70,076	72,069	73,639
Mutual funds	46,447	46,907	48,076	49,357	52,176	53,838	55,278
Pension funds	10,194	10,079	10,128	10,359	10,396	10,384	10,404
Managed portfolios	6,594	6,543	6,690	6,932	7,504	7,847	7,956
Pro memoria:
Gross customer loans w/o repos	156,134	157,337	152,944	150,960	150,703	151,533	148,838
Funds (customer deposits w/o repos + mutual funds)	220,295	218,687	222,002	224,798	228,917	239,269	240,192
Other information
NPL ratio	6.36	6.06	5.82	5.41	5.22	4.99	4.99
Coverage ratio	50.2	47.6	47.6	48.3	49.1	46.0	45.2
Cost of credit	0.54	0.45	0.41	0.37	0.33	0.33	0.31
(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Santander Consumer Finance

€ million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	2,665	2,524	141	5.6
Net fee income	674	678	(3)	(0.5)
Gains (losses) on financial transactions	(1)	(12)	11	(95.6)
Other operating income	14	13	1	6.4
Gross income	3,352	3,202	150	4.7
Operating expenses	(1,472)	(1,418)	(53)	3.8
General administrative expenses	(1,338)	(1,282)	(56)	4.3
Personnel	(627)	(604)	(24)	4.0
Other general administrative expenses	(710)	(678)	(32)	4.7
Depreciation and amortisation	(134)	(136)	2	(1.7)
Net operating income	1,880	1,784	96	5.4
Net loan-loss provisions	(207)	(300)	93	(31.0)
Other income	(102)	(115)	14	(11.8)
Underlying profit before taxes	1,571	1,368	203	14.8
Tax on profit	(449)	(406)	(44)	10.8
Underlying profit from continuing operations	1,122	963	159	16.6
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	1,122	963	159	16.6
Minority interests	179	139	40	29.1
Underlying attributable profit to the Group	943	824	119	14.4
Net capital gains and provisions*	(85)	25	(110)	—
Attributable profit to the Group	858	849	8	1.0

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	86,595	82,525	4,070	4.9
Cash, central banks and credit institutions	5,342	6,508	(1,166)	(17.9)
Debt securities	3,599	4,021	(422)	(10.5)
o/w: available for sale	3,542	3,915	(374)	(9.5)
Other financial assets	23	47	(23)	(49.9)
Other assets	3,526	3,530	(4)	(0.1)
Total assets	99,087	96,632	2,455	2.5
Customer deposits	35,823	34,339	1,485	4.3
Central banks and credit institutions	21,920	21,882	37	0.2
Debt securities issued	27,234	27,275	(41)	(0.2)
Other financial liabilities	895	820	74	9.1
Other liabilities	3,780	3,505	275	7.9
Total liabilities	89,652	87,821	1,831	2.1
Total equity	9,435	8,811	624	7.1
Other managed and marketed customer funds	8	7	0	2.9
Mutual funds	2	2	(0)	(11.4)
Pension funds	6	6	0	7.3
Managed portfolios	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	89,003	85,215	3,788	4.4
Funds (customer deposits w/o repos + mutual funds)	35,777	34,340	1,437	4.2
Ratios (%) and other data
Underlying RoTE	16.67	14.96	1.71 p.
Efficiency ratio (with amortisations)	43.9	44.3	(0.38 p. )
NPL ratio	2.60	2.86	(0.26 p. )
Coverage ratio	104.3	110.7	(6.40 p. )
Number of employees	15,045	14,828	217	1.5
Number of branches	549	573	(24)	(4.2)

(*).- In 9M’17, integration costs. In 9M’16, capital gains from the disposal of the stake in Visa Europe.

Santander Consumer Finance

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	811	833	880	867	889	877	898
Net fee income	230	228	219	184	232	220	223
Gains (losses) on financial transactions	(1)	(5)	(6)	(2)	(2)	3	(1)
Other operating income	6	(6)	13	10	(1)	(0)	14
Gross income	1,045	1,051	1,106	1,060	1,118	1,099	1,135
Operating expenses	(483)	(468)	(467)	(486)	(502)	(485)	(484)
General administrative expenses	(435)	(425)	(422)	(437)	(458)	(440)	(439)
Personnel	(201)	(201)	(201)	(206)	(210)	(212)	(205)
Other general administrative expenses	(234)	(225)	(220)	(231)	(248)	(228)	(234)
Depreciation and amortisation	(48)	(43)	(45)	(49)	(44)	(45)	(45)
Net operating income	562	583	639	574	616	614	650
Net loan-loss provisions	(114)	(70)	(116)	(87)	(61)	(57)	(90)
Other income	(39)	(41)	(36)	(52)	(37)	(35)	(30)
Underlying profit before taxes	410	472	487	434	518	522	531
Tax on profit	(117)	(147)	(142)	(115)	(148)	(141)	(161)
Underlying profit from continuing operations	293	324	346	319	370	382	370
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	293	324	346	319	370	382	370
Minority interests	42	43	55	50	56	62	61
Underlying attributable profit to the Group	251	282	291	269	314	319	309
Net capital gains and provisions*	—	25	—	—	—	—	(85)
Attributable profit to the Group	251	307	291	269	314	319	224

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	76,235	79,592	82,525	85,180	84,523	86,446	86,595
Cash, central banks and credit institutions	5,876	6,086	6,508	7,144	6,543	4,596	5,342
Debt securities	3,593	3,615	4,021	3,927	3,780	3,543	3,599
o/w: available for sale	3,591	3,508	3,915	3,823	3,778	3,495	3,542
Other financial assets	67	47	47	38	33	31	23
Other assets	3,476	3,645	3,530	3,333	3,426	3,503	3,526
Total assets	89,247	92,985	96,632	99,622	98,305	98,119	99,087
Customer deposits	33,195	32,981	34,339	35,050	35,679	35,534	35,823
Central banks and credit institutions	20,707	22,287	21,882	23,373	20,511	20,250	21,920
Debt securities issued	22,433	25,399	27,275	27,892	28,991	28,732	27,234
Other financial liabilities	601	795	820	870	828	987	895
Other liabilities	3,162	3,294	3,505	3,280	3,395	3,473	3,780
Total liabilities	80,099	84,756	87,821	90,466	89,403	88,976	89,652
Total equity	9,148	8,229	8,811	9,156	8,902	9,143	9,435
Other managed and marketed customer funds	7	7	7	7	7	7	8
Mutual funds	2	2	2	2	2	2	2
Pension funds	5	5	6	6	6	6	6
Managed portfolios	—	—	—	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	79,136	82,272	85,215	87,742	87,006	88,919	89,003
Funds (customer deposits w/o repos + mutual funds)	33,197	32,983	34,340	35,052	35,680	35,486	35,777
Other information
NPL ratio	3.28	2.95	2.86	2.68	2.62	2.61	2.60
Coverage ratio	111.9	110.6	110.7	109.1	108.9	106.5	104.3
Cost of credit	0.64	0.55	0.49	0.47	0.39	0.37	0.34

(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe. In 3Q’17, integration costs

Santander Consumer Finance

Constant € million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	2,665	2,535	129	5.1
Net fee income	674	679	(4)	(0.7)
Gains (losses) on financial transactions	(1)	(12)	11	(95.6)
Other operating income	14	12	1	10.3
Gross income	3,352	3,214	137	4.3
Operating expenses	(1,472)	(1,423)	(49)	3.4
General administrative expenses	(1,338)	(1,287)	(51)	4.0
Personnel	(627)	(606)	(22)	3.6
Other general administrative expenses	(710)	(681)	(30)	4.3
Depreciation and amortisation	(134)	(136)	3	(1.9)
Net operating income	1,880	1,791	89	5.0
Net loan-loss provisions	(207)	(302)	94	(31.3)
Other income	(102)	(116)	14	(12.1)
Underlying profit before taxes	1,571	1,374	197	14.4
Tax on profit	(449)	(407)	(42)	10.4
Underlying profit from continuing operations	1,122	967	155	16.1
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	1,122	967	155	16.1
Minority interests	179	139	40	28.8
Underlying attributable profit to the Group	943	827	115	13.9
Net capital gains and provisions*	(85)	26	(111)	—
Attributable profit to the Group	858	853	5	0.5

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	86,595	82,028	4,567	5.6
Cash, central banks and credit institutions	5,342	6,459	(1,117)	(17.3)
Debt securities	3,599	3,970	(371)	(9.3)
o/w: available for sale	3,542	3,864	(322)	(8.3)
Other financial assets	23	46	(22)	(48.9)
Other assets	3,526	3,515	12	0.3
Total assets	99,087	96,018	3,069	3.2
Customer deposits	35,823	34,148	1,675	4.9
Central banks and credit institutions	21,920	21,718	201	0.9
Debt securities issued	27,234	27,099	135	0.5
Other financial liabilities	895	819	76	9.3
Other liabilities	3,780	3,493	287	8.2
Total liabilities	89,652	87,278	2,374	2.7
Total equity	9,435	8,740	695	7.9
Other managed and marketed customer funds	8	7	0	2.9
Mutual funds	2	2	(0)	(11.4)
Pension funds	6	6	0	7.3
Managed portfolios	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	89,003	84,707	4,296	5.1
Funds (customer deposits w/o repos + mutual funds)	35,777	34,150	1,627	4.8

(*).- In 9M’17, integration costs. In 9M’16, capital gains from the disposal of the stake in Visa Europe.

Santander Consumer Finance

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	817	836	882	866	886	878	900
Net fee income	231	229	219	184	231	220	223
Gains (losses) on financial transactions	(1)	(5)	(6)	(2)	(2)	2	(1)
Other operating income	5	(6)	13	10	(1)	(0)	15
Gross income	1,052	1,055	1,108	1,058	1,114	1,100	1,137
Operating expenses	(486)	(469)	(468)	(486)	(501)	(486)	(485)
General administrative expenses	(438)	(427)	(422)	(436)	(457)	(441)	(440)
Personnel	(203)	(201)	(202)	(206)	(209)	(213)	(206)
Other general administrative expenses	(235)	(225)	(220)	(231)	(248)	(228)	(234)
Depreciation and amortisation	(48)	(43)	(45)	(49)	(44)	(45)	(45)
Net operating income	566	585	640	572	614	615	652
Net loan-loss provisions	(115)	(70)	(116)	(87)	(61)	(57)	(90)
Other income	(39)	(42)	(36)	(52)	(37)	(35)	(30)
Underlying profit before taxes	413	473	488	433	516	523	532
Tax on profit	(118)	(148)	(142)	(115)	(148)	(141)	(161)
Underlying profit from continuing operations	295	325	346	319	368	382	371
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	295	325	346	319	368	382	371
Minority interests	42	43	55	50	56	62	61
Underlying attributable profit to the Group	253	283	292	269	312	320	310
Net capital gains and provisions*	—	26	(0)	(0)	—	—	(85)
Attributable profit to the Group	253	308	291	268	312	320	225

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	76,206	79,550	82,028	84,855	84,156	86,583	86,595
Cash, central banks and credit institutions	5,875	6,076	6,459	7,091	6,499	4,617	5,342
Debt securities	3,588	3,617	3,970	3,908	3,746	3,542	3,599
o/w: available for sale	3,586	3,511	3,864	3,804	3,745	3,494	3,542
Other financial assets	67	46	46	38	32	31	23
Other assets	3,470	3,642	3,515	3,323	3,408	3,505	3,526
Total assets	89,206	92,932	96,018	99,214	97,842	98,278	99,087
Customer deposits	33,176	32,985	34,148	34,939	35,522	35,581	35,823
Central banks and credit institutions	20,698	22,256	21,718	23,260	20,416	20,278	21,920
Debt securities issued	22,428	25,375	27,099	27,760	28,846	28,796	27,234
Other financial liabilities	601	796	819	870	826	987	895
Other liabilities	3,161	3,295	3,493	3,275	3,386	3,475	3,780
Total liabilities	80,063	84,707	87,278	90,104	88,996	89,117	89,652
Total equity	9,142	8,224	8,740	9,109	8,846	9,161	9,435
Other managed and marketed customer funds	7	7	7	7	7	7	8
Mutual funds	2	2	2	2	2	2	2
Pension funds	5	5	6	6	6	6	6
Managed portfolios	—	—	—	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	79,103	82,239	84,707	87,416	86,625	89,054	89,003
Funds (customer deposits w/o repos + mutual funds)	33,178	32,987	34,150	34,941	35,523	35,533	35,777

(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe. In 3Q’17, integration costs

Poland

€ million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	685	612	73	11.9
Net fee income	327	299	28	9.3
Gains (losses) on financial transactions	39	69	(31)	(44.2)
Other operating income	(8)	6	(14)	—
Gross income	1,042	985	56	5.7
Operating expenses	(446)	(440)	(6)	1.3
General administrative expenses	(402)	(397)	(5)	1.4
Personnel	(237)	(227)	(10)	4.6
Other general administrative expenses	(166)	(170)	5	(2.9)
Depreciation and amortisation	(43)	(43)	(0)	0.3
Net operating income	596	545	51	9.3
Net loan-loss provisions	(97)	(110)	13	(11.9)
Other income	(78)	(57)	(21)	36.2
Underlying profit before taxes	421	378	43	11.4
Tax on profit	(105)	(83)	(23)	27.6
Underlying profit from continuing operations	316	296	20	6.9
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	316	296	20	6.9
Minority interests	98	87	10	11.6
Underlying attributable profit to the Group	219	208	10	4.9
Net capital gains and provisions*	—	29	(29)	(100.0)
Attributable profit to the Group	219	238	(19)	(8.0)

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	21,486	20,226	1,260	6.2
Cash, central banks and credit institutions	1,845	1,685	160	9.5
Debt securities	5,954	5,597	357	6.4
o/w: available for sale	5,536	4,998	538	10.8
Other financial assets	574	539	35	6.5
Other assets	919	941	(22)	(2.4)
Total assets	30,778	28,987	1,790	6.2
Customer deposits	23,166	22,000	1,165	5.3
Central banks and credit institutions	977	753	224	29.8
Debt securities issued	704	505	198	39.2
Other financial liabilities	536	550	(14)	(2.5)
Other liabilities	719	869	(150)	(17.3)
Total liabilities	26,102	24,678	1,424	5.8
Total equity	4,676	4,310	366	8.5
Other managed and marketed customer funds	3,794	3,351	443	13.2
Mutual funds	3,699	3,245	453	14.0
Pension funds	—	—	—	—
Managed portfolios	96	106	(10)	(9.8)
Pro memoria:
Gross customer loans w/o repos	22,226	21,092	1,134	5.4
Funds (customer deposits w/o repos + mutual funds)	26,824	25,246	1,578	6.3
Ratios (%) and other data
Underlying RoTE	11.43	11.84	(0.41 p. )
Efficiency ratio (with amortisations)	42.8	44.7	(1.88 p. )
NPL ratio	4.70	5.71	(1.01 p. )
Coverage ratio	67.6	68.9	(1.30 p. )
Number of employees	11,691	11,781	(90)	(0.8)
Number of branches	592	658	(66)	(10.0)

(*).- In 9M’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Poland

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	197	200	215	222	218	231	236
Net fee income	96	97	106	101	101	112	114
Gains (losses) on financial transactions	25	30	14	14	16	10	13
Other operating income	(6)	17	(5)	(8)	(13)	10	(5)
Gross income	311	345	330	329	321	363	358
Operating expenses	(145)	(146)	(149)	(139)	(146)	(150)	(149)
General administrative expenses	(131)	(132)	(134)	(124)	(132)	(136)	(134)
Personnel	(74)	(75)	(77)	(76)	(77)	(80)	(80)
Other general administrative expenses	(57)	(56)	(57)	(48)	(55)	(56)	(55)
Depreciation and amortisation	(14)	(14)	(15)	(15)	(14)	(15)	(15)
Net operating income	166	199	181	190	175	212	209
Net loan-loss provisions	(33)	(34)	(43)	(35)	(27)	(34)	(36)
Other income	(22)	(29)	(6)	(25)	(23)	(27)	(28)
Underlying profit before taxes	111	136	132	129	125	152	144
Tax on profit	(23)	(28)	(32)	(38)	(39)	(33)	(34)
Underlying profit from continuing operations	88	108	100	91	86	120	110
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	88	108	100	91	86	120	110
Minority interests	24	33	31	28	27	37	34
Underlying attributable profit to the Group	64	75	69	63	59	83	76
Net capital gains and provisions*	—	29	—	—	—	—	—
Attributable profit to the Group	64	104	69	63	59	83	76

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	19,616	19,524	20,226	19,979	21,174	21,429	21,486
Cash, central banks and credit institutions	1,268	1,952	1,685	2,021	1,860	1,595	1,845
Debt securities	6,011	5,362	5,597	6,301	5,824	6,634	5,954
o/w: available for sale	5,246	4,502	4,998	5,774	5,390	5,440	5,536
Other financial assets	680	599	539	537	564	570	574
Other assets	975	945	941	941	953	925	919
Total assets	28,549	28,382	28,987	29,779	30,375	31,153	30,778
Customer deposits	21,329	21,136	22,000	22,780	22,981	23,789	23,166
Central banks and credit institutions	670	1,030	753	824	778	773	977
Debt securities issued	547	528	505	504	608	744	704
Other financial liabilities	601	597	550	511	538	478	536
Other liabilities	915	988	869	917	878	750	719
Total liabilities	24,061	24,279	24,678	25,537	25,781	26,535	26,102
Total equity	4,488	4,103	4,310	4,243	4,594	4,618	4,676
Other managed and marketed customer funds	3,249	3,146	3,351	3,202	3,482	3,684	3,794
Mutual funds	3,158	3,047	3,245	3,118	3,398	3,598	3,699
Pension funds	—	—	—	—	—	—	—
Managed portfolios	91	99	106	84	84	86	96
Pro memoria:
Gross customer loans w/o repos	20,467	20,342	21,092	20,697	21,903	22,158	22,226
Funds (customer deposits w/o repos + mutual funds)	24,487	24,182	25,246	25,898	26,379	26,727	26,824
Other information
NPL ratio	5.93	5.84	5.71	5.42	5.20	4.66	4.70
Coverage ratio	67.0	65.8	68.9	61.0	61.2	67.5	67.6
Cost of credit	0.82	0.75	0.76	0.70	0.66	0.65	0.61

(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Poland

Constant € million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	685	625	60	9.5
Net fee income	327	305	21	7.0
Gains (losses) on financial transactions	39	71	(32)	(45.4)
Other operating income	(8)	6	(14)	—
Gross income	1,042	1,007	35	3.5
Operating expenses	(446)	(450)	4	(0.9)
General administrative expenses	(402)	(406)	3	(0.8)
Personnel	(237)	(232)	(5)	2.4
Other general administrative expenses	(166)	(174)	9	(4.9)
Depreciation and amortisation	(43)	(44)	1	(1.8)
Net operating income	596	557	39	7.0
Net loan-loss provisions	(97)	(112)	15	(13.7)
Other income	(78)	(58)	(19)	33.3
Underlying profit before taxes	421	387	35	9.0
Tax on profit	(105)	(84)	(21)	24.9
Underlying profit from continuing operations	316	302	14	4.6
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	316	302	14	4.6
Minority interests	98	89	8	9.2
Underlying attributable profit to the Group	219	213	6	2.7
Net capital gains and provisions*	—	30	(30)	(100.0)
Attributable profit to the Group	219	243	(24)	(10.0)

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	21,486	20,296	1,190	5.9
Cash, central banks and credit institutions	1,845	1,691	154	9.1
Debt securities	5,954	5,616	337	6.0
o/w: available for sale	5,536	5,015	521	10.4
Other financial assets	574	541	33	6.2
Other assets	919	944	(25)	(2.7)
Total assets	30,778	29,088	1,689	5.8
Customer deposits	23,166	22,077	1,089	4.9
Central banks and credit institutions	977	756	222	29.4
Debt securities issued	704	507	197	38.8
Other financial liabilities	536	552	(16)	(2.8)
Other liabilities	719	872	(153)	(17.6)
Total liabilities	26,102	24,764	1,338	5.4
Total equity	4,676	4,325	351	8.1
Other managed and marketed customer funds	3,794	3,363	431	12.8
Mutual funds	3,699	3,257	442	13.6
Pension funds	—	—	—	—
Managed portfolios	96	106	(11)	(10.1)
Pro memoria:
Gross customer loans w/o repos	22,226	21,166	1,061	5.0
Funds (customer deposits w/o repos + mutual funds)	26,824	25,334	1,490	5.9

(*).- In 9M’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Poland

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	201	205	218	228	220	229	235
Net fee income	98	100	108	104	102	111	114
Gains (losses) on financial transactions	25	31	15	15	16	10	13
Other operating income	(6)	18	(5)	(8)	(13)	10	(5)
Gross income	318	353	335	338	325	359	358
Operating expenses	(148)	(150)	(152)	(143)	(148)	(149)	(149)
General administrative expenses	(134)	(135)	(136)	(127)	(134)	(134)	(134)
Personnel	(76)	(77)	(78)	(78)	(78)	(79)	(80)
Other general administrative expenses	(58)	(58)	(58)	(50)	(56)	(55)	(55)
Depreciation and amortisation	(14)	(14)	(15)	(15)	(14)	(14)	(15)
Net operating income	170	204	184	195	177	211	208
Net loan-loss provisions	(34)	(35)	(44)	(36)	(27)	(33)	(36)
Other income	(23)	(30)	(6)	(26)	(24)	(26)	(28)
Underlying profit before taxes	113	139	134	133	126	151	144
Tax on profit	(23)	(29)	(32)	(39)	(39)	(32)	(34)
Underlying profit from continuing operations	90	110	102	94	87	119	110
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	90	110	102	94	87	119	110
Minority interests	24	34	31	29	27	36	34
Underlying attributable profit to the Group	66	77	70	65	60	82	76
Net capital gains and provisions*	—	30	(0)	0	—	—	—
Attributable profit to the Group	66	107	70	65	60	82	76

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	19,404	20,123	20,296	20,472	20,792	21,039	21,486
Cash, central banks and credit institutions	1,254	2,011	1,691	2,071	1,827	1,566	1,845
Debt securities	5,946	5,527	5,616	6,457	5,719	6,513	5,954
o/w: available for sale	5,189	4,640	5,015	5,917	5,292	5,341	5,536
Other financial assets	673	617	541	550	554	560	574
Other assets	964	974	944	964	935	908	919
Total assets	28,240	29,253	29,088	30,513	29,827	30,586	30,778
Customer deposits	21,098	21,784	22,077	23,342	22,566	23,357	23,166
Central banks and credit institutions	662	1,061	756	844	764	759	977
Debt securities issued	541	544	507	517	597	731	704
Other financial liabilities	595	615	552	523	528	470	536
Other liabilities	905	1,019	872	940	862	736	719
Total liabilities	23,801	25,024	24,764	26,166	25,316	26,053	26,102
Total equity	4,439	4,229	4,325	4,347	4,511	4,534	4,676
Other managed and marketed customer funds	3,214	3,243	3,363	3,281	3,419	3,617	3,794
Mutual funds	3,124	3,140	3,257	3,195	3,337	3,533	3,699
Pension funds	—	—	—	—	—	—	—
Managed portfolios	90	102	106	86	82	84	96
Pro memoria:
Gross customer loans w/o repos	20,245	20,966	21,166	21,207	21,508	21,754	22,226
Funds (customer deposits w/o repos + mutual funds)	24,222	24,924	25,334	26,537	25,902	26,241	26,824

(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Poland

PLN million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	2,920	2,665	255	9.5
Net fee income	1,392	1,301	91	7.0
Gains (losses) on financial transactions	164	301	(137)	(45.4)
Other operating income	(34)	26	(60)	—
Gross income	4,442	4,293	149	3.5
Operating expenses	(1,900)	(1,917)	17	(0.9)
General administrative expenses	(1,716)	(1,730)	13	(0.8)
Personnel	(1,010)	(987)	(23)	2.4
Other general administrative expenses	(706)	(743)	37	(4.9)
Depreciation and amortisation	(184)	(188)	3	(1.8)
Net operating income	2,542	2,376	166	7.0
Net loan-loss provisions	(413)	(479)	66	(13.7)
Other income	(332)	(249)	(83)	33.3
Underlying profit before taxes	1,797	1,648	149	9.0
Tax on profit	(449)	(360)	(89)	24.9
Underlying profit from continuing operations	1,348	1,289	59	4.6
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	1,348	1,289	59	4.6
Minority interests	416	381	35	9.2
Underlying attributable profit to the Group	932	908	24	2.7
Net capital gains and provisions*	—	128	(128)	(100.0)
Attributable profit to the Group	932	1,036	(104)	(10.0)

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	92,480	87,359	5,122	5.9
Cash, central banks and credit institutions	7,942	7,277	664	9.1
Debt securities	25,625	24,174	1,451	6.0
o/w: available for sale	23,829	21,586	2,242	10.4
Other financial assets	2,472	2,328	143	6.2
Other assets	3,955	4,064	(109)	(2.7)
Total assets	132,474	125,202	7,272	5.8
Customer deposits	99,710	95,025	4,685	4.9
Central banks and credit institutions	4,207	3,253	955	29.4
Debt securities issued	3,029	2,183	846	38.8
Other financial liabilities	2,306	2,374	(68)	(2.8)
Other liabilities	3,095	3,754	(659)	(17.6)
Total liabilities	112,348	106,589	5,759	5.4
Total equity	20,126	18,614	1,512	8.1
Other managed and marketed customer funds	16,331	14,475	1,856	12.8
Mutual funds	15,920	14,018	1,902	13.6
Pension funds	—	—	—	—
Managed portfolios	411	457	(46)	(10.1)
Pro memoria:
Gross customer loans w/o repos	95,667	91,102	4,565	5.0
Funds (customer deposits w/o repos + mutual funds)	115,457	109,042	6,415	5.9

(*).- In 9M’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Poland

PLN million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	858	876	931	971	940	976	1,004
Net fee income	418	425	459	442	435	473	485
Gains (losses) on financial transactions	108	130	62	63	67	41	56
Other operating income	(27)	76	(23)	(35)	(56)	42	(21)
Gross income	1,357	1,507	1,430	1,440	1,386	1,532	1,525
Operating expenses	(632)	(638)	(647)	(609)	(630)	(634)	(636)
General administrative expenses	(572)	(576)	(581)	(544)	(571)	(573)	(572)
Personnel	(324)	(330)	(334)	(332)	(333)	(338)	(339)
Other general administrative expenses	(249)	(247)	(247)	(211)	(238)	(235)	(233)
Depreciation and amortisation	(60)	(62)	(66)	(66)	(59)	(61)	(63)
Net operating income	724	869	783	831	756	898	889
Net loan-loss provisions	(144)	(149)	(186)	(153)	(116)	(142)	(155)
Other income	(97)	(126)	(25)	(111)	(100)	(112)	(119)
Underlying profit before taxes	483	593	573	566	539	644	614
Tax on profit	(99)	(122)	(138)	(167)	(167)	(138)	(144)
Underlying profit from continuing operations	384	471	434	399	372	506	470
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	384	471	434	399	372	506	470
Minority interests	103	144	134	122	115	155	145
Underlying attributable profit to the Group	281	327	300	277	257	351	324
Net capital gains and provisions*	—	128	(0)	0	—	—	—
Attributable profit to the Group	281	455	300	277	257	351	324

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	83,517	86,614	87,359	88,115	89,492	90,557	92,480
Cash, central banks and credit institutions	5,397	8,657	7,277	8,912	7,862	6,740	7,942
Debt securities	25,592	23,788	24,174	27,791	24,615	28,033	25,625
o/w: available for sale	22,334	19,972	21,586	25,467	22,779	22,987	23,829
Other financial assets	2,895	2,655	2,328	2,367	2,385	2,411	2,472
Other assets	4,150	4,193	4,064	4,151	4,027	3,909	3,955
Total assets	121,551	125,909	125,202	131,336	128,380	131,650	132,474
Customer deposits	90,810	93,761	95,025	100,469	97,128	100,532	99,710
Central banks and credit institutions	2,851	4,569	3,253	3,634	3,287	3,268	4,207
Debt securities issued	2,329	2,343	2,183	2,224	2,569	3,145	3,029
Other financial liabilities	2,560	2,649	2,374	2,253	2,273	2,021	2,306
Other liabilities	3,894	4,385	3,754	4,045	3,709	3,169	3,095
Total liabilities	102,443	107,707	106,589	112,625	108,965	112,136	112,348
Total equity	19,107	18,202	18,614	18,711	19,415	19,514	20,126
Other managed and marketed customer funds	13,833	13,957	14,475	14,121	14,716	15,569	16,331
Mutual funds	13,445	13,516	14,018	13,752	14,362	15,206	15,920
Pension funds	—	—	—	—	—	—	—
Managed portfolios	389	441	457	370	354	363	411
Pro memoria:
Gross customer loans w/o repos	87,139	90,241	91,102	91,280	92,574	93,636	95,667
Funds (customer deposits w/o repos + mutual funds)	104,255	107,278	109,042	114,220	111,490	112,945	115,457

(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Portugal (Ex-Popular)

€ million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	516	551	(35)	(6.4)
Net fee income	257	245	12	4.9
Gains (losses) on financial transactions	76	73	3	3.9
Other operating income	16	36	(21)	(56.9)
Gross income	864	905	(41)	(4.5)
Operating expenses	(412)	(445)	34	(7.5)
General administrative expenses	(383)	(418)	34	(8.2)
Personnel	(246)	(256)	9	(3.7)
Other general administrative expenses	(137)	(162)	25	(15.3)
Depreciation and amortisation	(28)	(28)	(1)	2.4
Net operating income	452	459	(7)	(1.6)
Net loan-loss provisions	(0)	(44)	44	(99.8)
Other income	(34)	(29)	(5)	17.1
Underlying profit before taxes	418	386	32	8.2
Tax on profit	(80)	(91)	11	(11.8)
Underlying profit from continuing operations	338	295	43	14.4
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	338	295	43	14.4
Minority interests	2	2	(0)	(15.3)
Underlying attributable profit to the Group	336	293	43	14.6
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	336	293	43	14.6

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	29,846	27,595	2,252	8.2
Cash, central banks and credit institutions	4,981	3,347	1,634	48.8
Debt securities	10,071	11,865	(1,794)	(15.1)
o/w: available for sale	3,931	5,773	(1,841)	(31.9)
Other financial assets	1,601	1,850	(249)	(13.5)
Other assets	1,780	1,780	0	0.0
Total assets	48,279	46,436	1,843	4.0
Customer deposits	30,221	30,374	(153)	(0.5)
Central banks and credit institutions	8,713	7,415	1,299	17.5
Debt securities issued	4,493	4,221	272	6.4
Other financial liabilities	316	344	(28)	(8.2)
Other liabilities	886	744	142	19.1
Total liabilities	44,630	43,098	1,531	3.6
Total equity	3,649	3,338	311	9.3
Other managed and marketed customer funds	3,200	2,655	545	20.5
Mutual funds	1,795	1,356	439	32.4
Pension funds	943	900	44	4.8
Managed portfolios	461	400	62	15.5
Pro memoria:
Gross customer loans w/o repos	31,190	29,260	1,931	6.6
Funds (customer deposits w/o repos + mutual funds)	32,017	31,730	286	0.9
Ratios (%) and other data
Underlying RoTE	13.18	13.07	0.11 p.
Efficiency ratio (with amortisations)	47.7	49.2	(1.55 p. )
NPL ratio	6.93	9.40	(2.47 p. )
Coverage ratio	60.4	57.8	2.60 p.
Number of employees	6,022	6,393	(371)	(5.8)
Number of branches	587	727	(140)	(19.3)

Portugal (Ex-Popular)

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	183	188	180	182	172	167	178
Net fee income	90	74	80	69	89	83	85
Gains (losses) on financial transactions	54	15	4	39	34	10	32
Other operating income	10	4	23	14	(1)	6	11
Gross income	337	281	287	304	294	265	305
Operating expenses	(154)	(149)	(142)	(143)	(139)	(137)	(137)
General administrative expenses	(145)	(140)	(133)	(133)	(129)	(127)	(127)
Personnel	(88)	(88)	(80)	(83)	(83)	(82)	(81)
Other general administrative expenses	(57)	(52)	(52)	(50)	(46)	(45)	(46)
Depreciation and amortisation	(9)	(9)	(9)	(10)	(10)	(9)	(9)
Net operating income	183	132	145	161	155	128	168
Net loan-loss provisions	(22)	(6)	(16)	(9)	10	6	(16)
Other income	(2)	(21)	(5)	(5)	(14)	(9)	(11)
Underlying profit before taxes	158	104	124	146	151	125	142
Tax on profit	(37)	(24)	(31)	(40)	(25)	(17)	(38)
Underlying profit from continuing operations	122	81	93	106	126	108	104
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	122	81	93	106	126	108	104
Minority interests	1	1	1	1	1	0	1
Underlying attributable profit to the Group	121	80	92	106	125	107	103
Net capital gains and provisions	—	—	—	—	—	—	—
Attributable profit to the Group	121	80	92	106	125	107	103

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	27,655	27,889	27,595	27,328	27,215	27,405	29,846
Cash, central banks and credit institutions	4,198	3,535	3,347	2,459	3,544	4,241	4,981
Debt securities	11,915	11,835	11,865	11,622	10,786	10,968	10,071
o/w: available for sale	6,055	5,851	5,773	5,683	4,538	4,703	3,931
Other financial assets	1,886	1,890	1,850	1,667	1,612	1,575	1,601
Other assets	1,992	1,734	1,780	1,745	1,945	1,800	1,780
Total assets	47,647	46,883	46,436	44,820	45,102	45,988	48,279
Customer deposits	29,146	29,964	30,374	30,002	29,784	30,193	30,221
Central banks and credit institutions	9,643	8,164	7,415	6,743	7,256	7,657	8,713
Debt securities issued	4,700	4,488	4,221	3,805	3,628	3,574	4,493
Other financial liabilities	360	312	344	349	325	330	316
Other liabilities	864	791	744	590	704	783	886
Total liabilities	44,713	43,718	43,098	41,489	41,697	42,537	44,630
Total equity	2,933	3,165	3,338	3,331	3,405	3,451	3,649
Other managed and marketed customer funds	2,745	2,686	2,655	2,770	2,886	3,056	3,200
Mutual funds	1,444	1,389	1,356	1,435	1,513	1,664	1,795
Pension funds	902	894	900	933	942	938	943
Managed portfolios	399	403	400	402	431	454	461
Pro memoria:
Gross customer loans w/o repos	30,018	29,918	29,260	29,030	28,770	28,770	31,190
Funds (customer deposits w/o repos + mutual funds)	30,589	31,353	31,730	31,438	31,297	31,857	32,017
Other information
NPL ratio	8.55	10.46	9.40	8.81	8.47	7.67	6.93
Coverage ratio	87.7	61.9	57.8	63.7	61.7	59.8	60.4
Cost of credit	0.28	0.21	0.17	0.18	0.07	0.03	0.03

Spain’s real estate activity

€ million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	(28)	(35)	7	(21.4)
Net fee income	1	1	1	91.4
Gains (losses) on financial transactions	0	(0)	0	—
Other operating income	15	58	(43)	(73.7)
Gross income	(11)	23	(34)	—
Operating expenses	(149)	(162)	13	(8.2)
General administrative expenses	(142)	(154)	12	(7.5)
Personnel	(30)	(41)	10	(25.6)
Other general administrative expenses	(112)	(113)	1	(0.9)
Depreciation and amortisation	(7)	(8)	2	(21.4)
Net operating income	(160)	(139)	(21)	15.1
Net loan-loss provisions	(62)	(115)	53	(46.1)
Other income	(113)	(48)	(65)	135.9
Underlying profit before taxes	(335)	(302)	(34)	11.1
Tax on profit	101	90	11	12.2
Underlying profit from continuing operations	(235)	(212)	(23)	10.6
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	(235)	(212)	(23)	10.6
Minority interests	(15)	5	(19)	—
Underlying attributable profit to the Group	(220)	(217)	(3)	1.5
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	(220)	(217)	(3)	1.5

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	1,162	1,932	(770)	(39.9)
Cash, central banks and credit institutions	1,013	985	28	2.9
Debt securities	239	242	(4)	(1.6)
o/w: available for sale	—	—	—	—
Other financial assets	358	466	(108)	(23.2)
Other assets	7,605	11,988	(4,384)	(36.6)
Total assets	10,376	15,613	(5,237)	(33.5)
Customer deposits	45	105	(59)	(56.9)
Central banks and credit institutions	6,290	8,473	(2,183)	(25.8)
Debt securities issued	—	696	(696)	(100.0)
Other financial liabilities	35	86	(51)	(59.2)
Other liabilities	258	579	(322)	(55.5)
Total liabilities	6,628	9,939	(3,311)	(33.3)
Total equity	3,748	5,674	(1,926)	(33.9)
Other managed and marketed customer funds	4	30	(26)	(87.1)
Mutual funds	4	30	(26)	(87.3)
Pension funds	0	0	0	1.4
Managed portfolios	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	2,345	4,825	(2,480)	(51.4)
Funds (customer deposits w/o repos + mutual funds)	49	134	(85)	(63.6)

Spain’s real estate activity

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	(12)	(10)	(13)	(8)	(8)	(10)	(9)
Net fee income	0	(0)	0	0	1	0	0
Gains (losses) on financial transactions	0	(1)	(0)	9	(0)	0	0
Other operating income	10	22	26	14	6	2	7
Gross income	(1)	11	13	16	(1)	(8)	(2)
Operating expenses	(54)	(54)	(54)	(48)	(49)	(51)	(49)
General administrative expenses	(52)	(51)	(52)	(46)	(47)	(48)	(47)
Personnel	(14)	(14)	(13)	(9)	(10)	(10)	(10)
Other general administrative expenses	(38)	(37)	(38)	(37)	(37)	(38)	(37)
Depreciation and amortisation	(3)	(3)	(3)	(3)	(2)	(2)	(2)
Net operating income	(55)	(42)	(42)	(33)	(50)	(58)	(51)
Net loan-loss provisions	(25)	(51)	(38)	(52)	(21)	(26)	(15)
Other income	(11)	(25)	(12)	(74)	(44)	(23)	(46)
Underlying profit before taxes	(92)	(118)	(92)	(159)	(115)	(108)	(112)
Tax on profit	27	35	28	48	35	32	34
Underlying profit from continuing operations	(65)	(83)	(65)	(111)	(81)	(76)	(79)
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	(65)	(83)	(65)	(111)	(81)	(76)	(79)
Minority interests	(1)	(2)	8	(2)	(11)	(2)	(2)
Underlying attributable profit to the Group	(63)	(81)	(72)	(109)	(70)	(74)	(76)
Net capital gains and provisions	—	—	—	—	—	—	—
Attributable profit to the Group	(63)	(81)	(72)	(109)	(70)	(74)	(76)

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	2,551	2,302	1,932	1,990	1,629	1,316	1,162
Cash, central banks and credit institutions	724	998	985	1,390	827	870	1,013
Debt securities	603	242	242	239	240	226	239
o/w: available for sale	—	—	—	—	—	—	—
Other financial assets	102	463	466	423	423	423	358
Other assets	11,994	12,018	11,988	6,949	7,108	7,083	7,605
Total assets	15,974	16,024	15,613	10,991	10,227	9,918	10,376
Customer deposits	110	114	105	68	56	55	45
Central banks and credit institutions	9,377	8,684	8,473	7,262	6,526	5,997	6,290
Debt securities issued	—	646	696	—	—	—	—
Other financial liabilities	77	87	86	35	34	30	35
Other liabilities	577	573	579	229	213	252	258
Total liabilities	10,141	10,104	9,939	7,595	6,829	6,334	6,628
Total equity	5,833	5,919	5,674	3,397	3,398	3,584	3,748
Other managed and marketed customer funds	35	34	30	31	4	4	4
Mutual funds	35	33	30	31	4	4	4
Pension funds	1	1	0	0	0	0	0
Managed portfolios	—	—	—	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	5,887	5,432	4,825	4,230	3,680	2,719	2,345
Funds (customer deposits w/o repos + mutual funds)	145	147	134	100	60	59	49

United Kingdom

€ million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	3,315	3,333	(18)	(0.5)
Net fee income	760	797	(37)	(4.6)
Gains (losses) on financial transactions	252	228	25	10.8
Other operating income	45	34	11	32.7
Gross income	4,372	4,391	(19)	(0.4)
Operating expenses	(2,140)	(2,284)	143	(6.3)
General administrative expenses	(1,887)	(2,052)	165	(8.0)
Personnel	(1,019)	(1,075)	57	(5.3)
Other general administrative expenses	(869)	(977)	108	(11.1)
Depreciation and amortisation	(253)	(231)	(22)	9.3
Net operating income	2,232	2,107	125	5.9
Net loan-loss provisions	(123)	(119)	(4)	3.7
Other income	(365)	(215)	(150)	69.5
Underlying profit before taxes	1,744	1,773	(29)	(1.7)
Tax on profit	(525)	(540)	15	(2.8)
Underlying profit from continuing operations	1,219	1,233	(14)	(1.1)
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	1,219	1,233	(14)	(1.1)
Minority interests	18	27	(9)	(32.7)
Underlying attributable profit to the Group	1,201	1,207	(5)	(0.4)
Net capital gains and provisions*	—	107	(107)	(100.0)
Attributable profit to the Group	1,201	1,313	(112)	(8.5)

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	246,896	250,294	(3,398)	(1.4)
Cash, central banks and credit institutions	52,780	33,754	19,026	56.4
Debt securities	25,891	26,315	(424)	(1.6)
o/w: available for sale	10,383	11,995	(1,612)	(13.4)
Other financial assets	23,052	30,168	(7,115)	(23.6)
Other assets	10,229	13,234	(3,005)	(22.7)
Total assets	358,847	353,764	5,083	1.4
Customer deposits	227,292	203,785	23,507	11.5
Central banks and credit institutions	27,926	22,305	5,621	25.2
Debt securities issued	60,784	73,204	(12,421)	(17.0)
Other financial liabilities	21,982	31,949	(9,967)	(31.2)
Other liabilities	4,195	6,167	(1,972)	(32.0)
Total liabilities	342,179	337,410	4,769	1.4
Total equity	16,669	16,355	314	1.9
Other managed and marketed customer funds	8,474	8,544	(69)	(0.8)
Mutual funds	8,360	8,426	(67)	(0.8)
Pension funds	—	—	—	—
Managed portfolios	115	117	(2)	(2.1)
Pro memoria:
Gross customer loans w/o repos	235,704	241,752	(6,048)	(2.5)
Funds (customer deposits w/o repos + mutual funds)	207,861	206,256	1,605	0.8
Ratios (%) and other data
Underlying RoTE	10.94	9.92	1.02 p.
Efficiency ratio (with amortisations)	49.0	52.0	(3.06 p. )
NPL ratio	1.32	1.47	(0.15 p. )
Coverage ratio	31.5	36.0	(4.50 p. )
Number of employees	25,722	25,840	(118)	(0.5)
Number of branches	820	844	(24)	(2.8)

(*).- In 9M’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

United Kingdom

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	1,154	1,136	1,043	1,072	1,096	1,149	1,071
Net fee income	280	258	259	235	254	260	246
Gains (losses) on financial transactions	68	95	64	91	71	118	63
Other operating income	11	12	11	27	12	16	17
Gross income	1,513	1,501	1,377	1,425	1,432	1,544	1,397
Operating expenses	(794)	(788)	(703)	(683)	(723)	(723)	(694)
General administrative expenses	(718)	(705)	(630)	(604)	(644)	(635)	(608)
Personnel	(371)	(358)	(346)	(343)	(344)	(344)	(331)
Other general administrative expenses	(346)	(346)	(284)	(261)	(300)	(292)	(277)
Depreciation and amortisation	(76)	(83)	(73)	(79)	(79)	(88)	(86)
Net operating income	719	713	675	742	709	821	703
Net loan-loss provisions	(7)	(68)	(44)	61	(15)	(42)	(66)
Other income	(59)	(71)	(85)	(124)	(105)	(171)	(89)
Underlying profit before taxes	654	574	545	679	588	608	547
Tax on profit	(192)	(173)	(175)	(196)	(165)	(195)	(165)
Underlying profit from continuing operations	462	401	370	483	423	414	382
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	462	401	370	483	423	414	382
Minority interests	9	11	7	9	7	6	5
Underlying attributable profit to the Group	453	390	364	474	416	408	377
Net capital gains and provisions*	—	107	—	(137)	—	—	—
Attributable profit to the Group	453	497	364	338	416	408	377

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	267,628	259,852	250,294	251,250	253,322	246,759	246,896
Cash, central banks and credit institutions	37,563	36,307	33,754	36,643	34,186	39,572	52,780
Debt securities	20,068	20,620	26,315	28,045	27,859	25,742	25,891
o/w: available for sale	11,633	11,837	11,995	12,204	11,595	10,809	10,383
Other financial assets	28,670	32,832	30,168	26,819	25,582	25,489	23,052
Other assets	10,620	12,571	13,234	12,202	11,551	10,872	10,229
Total assets	364,549	362,184	353,764	354,960	352,499	348,434	358,847
Customer deposits	217,282	212,152	203,785	212,113	215,724	216,586	227,292
Central banks and credit institutions	15,210	20,933	22,305	21,590	21,971	24,047	27,926
Debt securities issued	76,614	72,556	73,204	71,108	66,375	63,418	60,784
Other financial liabilities	30,038	33,799	31,949	27,913	26,895	23,572	21,982
Other liabilities	6,142	6,120	6,167	5,221	5,230	4,373	4,195
Total liabilities	345,286	345,560	337,410	337,945	336,196	331,995	342,179
Total equity	19,264	16,623	16,355	17,014	16,303	16,439	16,669
Other managed and marketed customer funds	8,784	8,365	8,544	8,564	8,683	8,483	8,474
Mutual funds	8,661	8,246	8,426	8,447	8,566	8,370	8,360
Pension funds	—	—	—	—	—	—	—
Managed portfolios	124	119	117	118	117	114	115
Pro memoria:
Gross customer loans w/o repos	261,770	251,977	241,752	242,510	242,581	235,439	235,704
Funds (customer deposits w/o repos + mutual funds)	216,318	211,699	206,256	210,611	213,052	208,546	207,861
Other information
NPL ratio	1.49	1.47	1.47	1.41	1.31	1.23	1.32
Coverage ratio	36.5	36.5	36.0	32.9	33.8	32.6	31.5
Cost of credit	0.01	0.03	0.05	0.02	0.03	0.02	0.03

(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

In 4Q’16 PPI.

United Kingdom

Constant € million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	3,315	3,061	254	8.3
Net fee income	760	732	28	3.9
Gains (losses) on financial transactions	252	209	43	20.6
Other operating income	45	31	14	44.5
Gross income	4,372	4,033	340	8.4
Operating expenses	(2,140)	(2,097)	(43)	2.1
General administrative expenses	(1,887)	(1,885)	(3)	0.1
Personnel	(1,019)	(988)	(31)	3.2
Other general administrative expenses	(869)	(897)	29	(3.2)
Depreciation and amortisation	(253)	(212)	(40)	19.0
Net operating income	2,232	1,935	297	15.3
Net loan-loss provisions	(123)	(109)	(14)	12.9
Other income	(365)	(198)	(167)	84.5
Underlying profit before taxes	1,744	1,628	115	7.1
Tax on profit	(525)	(496)	(29)	5.8
Underlying profit from continuing operations	1,219	1,133	87	7.7
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	1,219	1,133	87	7.7
Minority interests	18	24	(7)	(26.7)
Underlying attributable profit to the Group	1,201	1,108	93	8.4
Net capital gains and provisions*	—	98	(98)	(100.0)
Attributable profit to the Group	1,201	1,206	(5)	(0.4)

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	246,896	244,404	2,491	1.0
Cash, central banks and credit institutions	52,780	32,960	19,820	60.1
Debt securities	25,891	25,695	195	0.8
o/w: available for sale	10,383	11,712	(1,330)	(11.4)
Other financial assets	23,052	29,458	(6,406)	(21.7)
Other assets	10,229	12,923	(2,694)	(20.8)
Total assets	358,847	345,440	13,408	3.9
Customer deposits	227,292	198,990	28,303	14.2
Central banks and credit institutions	27,926	21,780	6,146	28.2
Debt securities issued	60,784	71,482	(10,698)	(15.0)
Other financial liabilities	21,982	31,197	(9,215)	(29.5)
Other liabilities	4,195	6,022	(1,826)	(30.3)
Total liabilities	342,179	329,470	12,709	3.9
Total equity	16,669	15,970	699	4.4
Other managed and marketed customer funds	8,474	8,343	132	1.6
Mutual funds	8,360	8,228	132	1.6
Pension funds	—	—	—	—
Managed portfolios	115	114	0	0.3
Pro memoria:
Gross customer loans w/o repos	235,704	236,063	(359)	(0.2)
Funds (customer deposits w/o repos + mutual funds)	207,861	201,402	6,459	3.2

(*).- In 9M’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

United Kingdom

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	1,019	1,024	1,018	1,064	1,080	1,133	1,102
Net fee income	247	232	252	235	250	257	253
Gains (losses) on financial transactions	60	86	63	90	70	117	65
Other operating income	10	11	10	26	11	16	17
Gross income	1,336	1,353	1,344	1,414	1,411	1,523	1,438
Operating expenses	(701)	(710)	(687)	(681)	(713)	(713)	(714)
General administrative expenses	(634)	(635)	(616)	(602)	(635)	(627)	(626)
Personnel	(328)	(323)	(337)	(341)	(339)	(339)	(341)
Other general administrative expenses	(306)	(312)	(279)	(262)	(295)	(288)	(285)
Depreciation and amortisation	(67)	(75)	(71)	(79)	(78)	(86)	(88)
Net operating income	635	643	657	733	698	810	724
Net loan-loss provisions	(6)	(61)	(43)	55	(15)	(41)	(67)
Other income	(52)	(64)	(82)	(120)	(103)	(169)	(93)
Underlying profit before taxes	578	518	533	668	580	600	564
Tax on profit	(169)	(156)	(170)	(194)	(163)	(192)	(170)
Underlying profit from continuing operations	408	362	362	474	417	408	394
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	408	362	362	474	417	408	394
Minority interests	8	10	7	9	7	6	6
Underlying attributable profit to the Group	400	352	356	466	410	402	389
Net capital gains and provisions*	—	95	3	(126)	—	—	—
Attributable profit to the Group	400	447	359	340	410	402	389

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	240,243	243,562	244,404	243,956	245,780	246,074	246,896
Cash, central banks and credit institutions	33,720	34,031	32,960	35,580	33,168	39,462	52,780
Debt securities	18,015	19,328	25,695	27,231	27,029	25,670	25,891
o/w: available for sale	10,443	11,095	11,712	11,850	11,249	10,779	10,383
Other financial assets	25,736	30,774	29,458	26,041	24,820	25,418	23,052
Other assets	9,533	11,783	12,923	11,847	11,207	10,842	10,229
Total assets	327,246	339,478	345,440	344,655	342,005	347,466	358,847
Customer deposits	195,048	198,852	198,990	205,955	209,302	215,984	227,292
Central banks and credit institutions	13,653	19,621	21,780	20,963	21,317	23,980	27,926
Debt securities issued	68,774	68,007	71,482	69,044	64,399	63,241	60,784
Other financial liabilities	26,964	31,680	31,197	27,103	26,095	23,506	21,982
Other liabilities	5,513	5,736	6,022	5,070	5,074	4,361	4,195
Total liabilities	309,954	323,897	329,470	328,134	326,187	331,073	342,179
Total equity	17,293	15,581	15,970	16,520	15,818	16,393	16,669
Other managed and marketed customer funds	7,886	7,841	8,343	8,315	8,425	8,460	8,474
Mutual funds	7,774	7,729	8,228	8,201	8,311	8,346	8,360
Pension funds	—	—	—	—	—	—	—
Managed portfolios	111	112	114	114	114	113	115
Pro memoria:
Gross customer loans w/o repos	234,984	236,181	236,063	235,469	235,359	234,785	235,704
Funds (customer deposits w/o repos + mutual funds)	194,182	198,427	201,402	204,497	206,709	207,967	207,861

(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

In 4Q’16 PPI.

United Kingdom

£ million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	2,893	2,671	222	8.3
Net fee income	663	638	25	3.9
Gains (losses) on financial transactions	220	182	38	20.6
Other operating income	39	27	12	44.5
Gross income	3,815	3,519	296	8.4
Operating expenses	(1,867)	(1,830)	(38)	2.1
General administrative expenses	(1,647)	(1,645)	(2)	0.1
Personnel	(889)	(862)	(27)	3.2
Other general administrative expenses	(758)	(783)	25	(3.2)
Depreciation and amortisation	(221)	(185)	(35)	19.0
Net operating income	1,947	1,689	259	15.3
Net loan-loss provisions	(108)	(95)	(12)	12.9
Other income	(318)	(173)	(146)	84.5
Underlying profit before taxes	1,521	1,421	101	7.1
Tax on profit	(458)	(433)	(25)	5.8
Underlying profit from continuing operations	1,064	988	76	7.7
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	1,064	988	76	7.7
Minority interests	16	21	(6)	(26.7)
Underlying attributable profit to the Group	1,048	967	81	8.4
Net capital gains and provisions*	—	85	(85)	(100.0)
Attributable profit to the Group	1,048	1,052	(4)	(0.4)

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	217,708	215,511	2,197	1.0
Cash, central banks and credit institutions	46,540	29,063	17,477	60.1
Debt securities	22,830	22,658	172	0.8
o/w: available for sale	9,155	10,328	(1,172)	(11.4)
Other financial assets	20,327	25,975	(5,648)	(21.7)
Other assets	9,020	11,395	(2,375)	(20.8)
Total assets	316,425	304,602	11,823	3.9
Customer deposits	200,422	175,465	24,957	14.2
Central banks and credit institutions	24,624	19,205	5,419	28.2
Debt securities issued	53,598	63,031	(9,433)	(15.0)
Other financial liabilities	19,383	27,509	(8,126)	(29.5)
Other liabilities	3,699	5,310	(1,611)	(30.3)
Total liabilities	301,727	290,520	11,207	3.9
Total equity	14,698	14,082	616	4.4
Other managed and marketed customer funds	7,473	7,356	116	1.6
Mutual funds	7,371	7,255	116	1.6
Pension funds	—	—	—	—
Managed portfolios	101	101	0	0.3
Pro memoria:
Gross customer loans w/o repos	207,839	208,156	(316)	(0.2)
Funds (customer deposits w/o repos + mutual funds)	183,287	177,592	5,695	3.2

(*).- In 9M’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

United Kingdom

£ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	889	893	888	928	942	989	962
Net fee income	216	203	220	205	218	224	221
Gains (losses) on financial transactions	52	75	55	78	61	102	57
Other operating income	8	10	9	23	10	14	15
Gross income	1,166	1,180	1,172	1,234	1,231	1,329	1,255
Operating expenses	(611)	(619)	(599)	(594)	(622)	(622)	(623)
General administrative expenses	(553)	(554)	(537)	(526)	(554)	(547)	(546)
Personnel	(286)	(282)	(294)	(297)	(296)	(296)	(297)
Other general administrative expenses	(267)	(272)	(243)	(228)	(258)	(251)	(249)
Depreciation and amortisation	(59)	(65)	(62)	(69)	(68)	(75)	(77)
Net operating income	554	561	573	640	609	706	632
Net loan-loss provisions	(5)	(53)	(37)	48	(13)	(36)	(59)
Other income	(45)	(56)	(71)	(104)	(90)	(147)	(81)
Underlying profit before taxes	504	452	465	583	506	524	492
Tax on profit	(148)	(136)	(149)	(169)	(142)	(168)	(148)
Underlying profit from continuing operations	356	316	316	414	364	356	344
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	356	316	316	414	364	356	344
Minority interests	7	8	6	7	6	5	5
Underlying attributable profit to the Group	349	307	311	407	358	351	339
Net capital gains and provisions*	—	83	2	(110)	—	—	—
Attributable profit to the Group	349	390	313	297	358	351	339

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	211,841	214,768	215,511	215,116	216,724	216,983	217,708
Cash, central banks and credit institutions	29,733	30,008	29,063	31,373	29,247	34,797	46,540
Debt securities	15,885	17,043	22,658	24,012	23,834	22,636	22,830
o/w: available for sale	9,208	9,783	10,328	10,449	9,919	9,505	9,155
Other financial assets	22,694	27,136	25,975	22,962	21,886	22,413	20,327
Other assets	8,406	10,390	11,395	10,447	9,882	9,560	9,020
Total assets	288,559	299,345	304,602	303,909	301,573	306,388	316,425
Customer deposits	171,990	175,343	175,465	181,607	184,559	190,450	200,422
Central banks and credit institutions	12,039	17,301	19,205	18,485	18,797	21,146	24,624
Debt securities issued	60,644	59,968	63,031	60,881	56,786	55,765	53,598
Other financial liabilities	23,777	27,935	27,509	23,899	23,010	20,727	19,383
Other liabilities	4,862	5,058	5,310	4,470	4,474	3,845	3,699
Total liabilities	273,311	285,606	290,520	289,342	287,626	291,933	301,727
Total equity	15,248	13,739	14,082	14,567	13,948	14,455	14,698
Other managed and marketed customer funds	6,953	6,914	7,356	7,332	7,429	7,460	7,473
Mutual funds	6,855	6,815	7,255	7,232	7,328	7,360	7,371
Pension funds	—	—	—	—	—	—	—
Managed portfolios	98	98	101	101	100	100	101
Pro memoria:
Gross customer loans w/o repos	207,204	208,259	208,156	207,632	207,535	207,028	207,839
Funds (customer deposits w/o repos + mutual funds)	171,226	174,969	177,592	180,321	182,272	183,381	183,287

(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

In 4Q’16 PPI.

Latin America

€ million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	11,939	9,640	2,299	23.8
Net fee income	4,121	3,263	858	26.3
Gains (losses) on financial transactions	810	660	150	22.8
Other operating income	53	9	44	497.3
Gross income	16,923	13,572	3,351	24.7
Operating expenses	(6,506)	(5,544)	(962)	17.3
General administrative expenses	(5,893)	(5,047)	(847)	16.8
Personnel	(3,262)	(2,797)	(465)	16.6
Other general administrative expenses	(2,632)	(2,249)	(382)	17.0
Depreciation and amortisation	(612)	(497)	(115)	23.1
Net operating income	10,418	8,028	2,390	29.8
Net loan-loss provisions	(3,808)	(3,582)	(226)	6.3
Other income	(1,086)	(538)	(548)	101.8
Underlying profit before taxes	5,524	3,908	1,616	41.4
Tax on profit	(1,757)	(1,028)	(728)	70.8
Underlying profit from continuing operations	3,767	2,879	888	30.8
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	3,767	2,879	888	30.8
Minority interests	598	456	142	31.2
Underlying attributable profit to the Group	3,169	2,424	746	30.8
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	3,169	2,424	746	30.8

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	149,263	142,414	6,849	4.8
Cash, central banks and credit institutions	55,825	63,831	(8,006)	(12.5)
Debt securities	62,144	53,519	8,625	16.1
o/w: available for sale	35,628	29,094	6,535	22.5
Other financial assets	14,208	16,486	(2,278)	(13.8)
Other assets	17,718	17,986	(267)	(1.5)
Total assets	299,158	294,236	4,923	1.7
Customer deposits	146,529	133,436	13,093	9.8
Central banks and credit institutions	40,876	39,642	1,234	3.1
Debt securities issued	35,043	44,278	(9,235)	(20.9)
Other financial liabilities	35,629	37,406	(1,777)	(4.7)
Other liabilities	11,396	10,760	635	5.9
Total liabilities	269,473	265,523	3,950	1.5
Total equity	29,685	28,713	972	3.4
Other managed and marketed customer funds	85,561	79,125	6,435	8.1
Mutual funds	78,858	72,890	5,968	8.2
Pension funds	—	—	—	—
Managed portfolios	6,703	6,235	468	7.5
Pro memoria:
Gross customer loans w/o repos	154,722	148,690	6,032	4.1
Funds (customer deposits w/o repos + mutual funds)	202,638	175,579	27,059	15.4
Ratios (%) and other data
Underlying RoTE	17.77	15.29	2.48 p.
Efficiency ratio (with amortisations)	38.4	40.8	(2.41 p. )
NPL ratio	4.45	4.94	(0.49 p. )
Coverage ratio	89.9	84.5	5.40 p.
Number of employees	87,555	87,250	305	0.3
Number of branches	5,818	5,817	1	0.0

Latin America

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	3,044	3,140	3,456	3,706	3,947	4,012	3,979
Net fee income	961	1,121	1,181	1,317	1,401	1,395	1,325
Gains (losses) on financial transactions	141	222	297	147	329	229	253
Other operating income	(7)	25	(9)	23	3	21	30
Gross income	4,139	4,507	4,925	5,193	5,680	5,656	5,587
Operating expenses	(1,736)	(1,834)	(1,974)	(2,148)	(2,179)	(2,182)	(2,145)
General administrative expenses	(1,584)	(1,666)	(1,796)	(1,960)	(1,973)	(1,974)	(1,946)
Personnel	(868)	(938)	(991)	(1,088)	(1,092)	(1,093)	(1,077)
Other general administrative expenses	(716)	(728)	(805)	(872)	(882)	(881)	(869)
Depreciation and amortisation	(151)	(168)	(178)	(188)	(205)	(207)	(200)
Net operating income	2,404	2,673	2,952	3,045	3,501	3,475	3,442
Net loan-loss provisions	(1,105)	(1,149)	(1,329)	(1,329)	(1,306)	(1,273)	(1,228)
Other income	(189)	(217)	(133)	(247)	(360)	(405)	(321)
Underlying profit before taxes	1,110	1,308	1,490	1,469	1,835	1,796	1,893
Tax on profit	(269)	(352)	(407)	(334)	(590)	(546)	(620)
Underlying profit from continuing operations	841	955	1,083	1,135	1,245	1,249	1,273
Net profit from discontinued operations	—	0	(0)	—	—	—	—
Underlying consolidated profit	841	955	1,083	1,135	1,245	1,249	1,273
Minority interests	137	152	166	173	195	199	204
Underlying attributable profit to the Group	703	803	917	962	1,050	1,050	1,069
Net capital gains and provisions	—	—	—	—	—	—	—
Attributable profit to the Group	703	803	917	962	1,050	1,050	1,069

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	131,830	141,873	142,414	152,187	156,743	146,528	149,263
Cash, central banks and credit institutions	53,769	65,061	63,831	67,400	68,922	59,843	55,825
Debt securities	56,563	57,579	53,519	63,314	64,130	59,530	62,144
o/w: available for sale	26,683	28,333	29,094	29,219	30,460	33,731	35,628
Other financial assets	13,461	17,436	16,486	18,696	18,202	14,073	14,208
Other assets	17,206	17,647	17,986	19,171	19,666	18,240	17,718
Total assets	272,829	299,596	294,236	320,768	327,664	298,214	299,158
Customer deposits	125,348	134,898	133,436	143,747	153,207	145,276	146,529
Central banks and credit institutions	41,879	42,333	39,642	47,585	47,793	43,192	40,876
Debt securities issued	39,319	45,148	44,278	47,436	45,108	37,511	35,043
Other financial liabilities	31,213	38,896	37,406	41,395	39,120	32,801	35,629
Other liabilities	9,136	10,233	10,760	11,291	11,564	10,807	11,396
Total liabilities	246,896	271,508	265,523	291,454	296,792	269,587	269,473
Total equity	25,933	28,087	28,713	29,315	30,872	28,627	29,685
Other managed and marketed customer funds	68,191	76,722	79,125	81,482	87,794	81,880	85,561
Mutual funds	63,275	70,759	72,890	75,002	81,009	75,472	78,858
Pension funds	—	—	—	—	—	—	—
Managed portfolios	4,916	5,964	6,235	6,480	6,785	6,409	6,703
Pro memoria:
Gross customer loans w/o repos	136,490	147,770	148,690	159,134	163,536	152,155	154,722
Funds (customer deposits w/o repos + mutual funds)	160,927	174,157	175,579	187,516	197,257	193,366	202,638
Other information
NPL ratio	4.88	4.98	4.94	4.81	4.50	4.44	4.45
Coverage ratio	79.7	81.4	84.5	87.3	90.5	89.1	89.9
Cost of credit	3.39	3.41	3.42	3.37	3.36	3.37	3.27

Latin America

Constant € million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	11,939	10,291	1,648	16.0
Net fee income	4,121	3,470	651	18.8
Gains (losses) on financial transactions	810	679	132	19.4
Other operating income	53	13	40	316.3
Gross income	16,923	14,452	2,471	17.1
Operating expenses	(6,506)	(5,875)	(631)	10.7
General administrative expenses	(5,893)	(5,344)	(549)	10.3
Personnel	(3,262)	(2,967)	(295)	9.9
Other general administrative expenses	(2,632)	(2,377)	(255)	10.7
Depreciation and amortisation	(612)	(530)	(82)	15.4
Net operating income	10,418	8,577	1,841	21.5
Net loan-loss provisions	(3,808)	(3,860)	52	(1.4)
Other income	(1,086)	(594)	(492)	82.8
Underlying profit before taxes	5,524	4,123	1,401	34.0
Tax on profit	(1,757)	(1,091)	(666)	61.0
Underlying profit from continuing operations	3,767	3,032	735	24.3
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	3,767	3,032	735	24.3
Minority interests	598	476	122	25.6
Underlying attributable profit to the Group	3,169	2,556	613	24.0
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	3,169	2,556	613	24.0

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	149,263	137,835	11,428	8.3
Cash, central banks and credit institutions	55,825	61,541	(5,716)	(9.3)
Debt securities	62,144	52,083	10,061	19.3
o/w: available for sale	35,628	28,274	7,355	26.0
Other financial assets	14,208	16,237	(2,029)	(12.5)
Other assets	17,718	17,358	361	2.1
Total assets	299,158	285,054	14,105	4.9
Customer deposits	146,529	128,742	17,787	13.8
Central banks and credit institutions	40,876	38,597	2,279	5.9
Debt securities issued	35,043	42,936	(7,892)	(18.4)
Other financial liabilities	35,629	36,579	(949)	(2.6)
Other liabilities	11,396	10,428	968	9.3
Total liabilities	269,473	257,282	12,192	4.7
Total equity	29,685	27,772	1,913	6.9
Other managed and marketed customer funds	85,561	76,566	8,995	11.7
Mutual funds	78,858	70,542	8,316	11.8
Pension funds	—	—	—	—
Managed portfolios	6,703	6,024	679	11.3
Pro memoria:
Gross customer loans w/o repos	154,722	143,900	10,822	7.5
Funds (customer deposits w/o repos + mutual funds)	202,638	169,593	33,045	19.5

Latin America

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	3,420	3,365	3,505	3,718	3,798	3,986	4,155
Net fee income	1,072	1,199	1,198	1,325	1,342	1,384	1,394
Gains (losses) on financial transactions	138	234	306	136	313	231	267
Other operating income	(3)	27	(11)	26	2	21	31
Gross income	4,627	4,826	4,999	5,204	5,454	5,622	5,847
Operating expenses	(1,924)	(1,952)	(1,998)	(2,154)	(2,092)	(2,165)	(2,249)
General administrative expenses	(1,755)	(1,772)	(1,817)	(1,966)	(1,895)	(1,959)	(2,040)
Personnel	(964)	(999)	(1,005)	(1,093)	(1,048)	(1,085)	(1,129)
Other general administrative expenses	(791)	(773)	(812)	(874)	(847)	(874)	(911)
Depreciation and amortisation	(169)	(180)	(181)	(188)	(197)	(206)	(209)
Net operating income	2,703	2,873	3,001	3,050	3,362	3,458	3,598
Net loan-loss provisions	(1,258)	(1,239)	(1,363)	(1,338)	(1,259)	(1,267)	(1,281)
Other income	(227)	(239)	(128)	(249)	(342)	(404)	(341)
Underlying profit before taxes	1,218	1,395	1,509	1,463	1,761	1,787	1,976
Tax on profit	(295)	(381)	(414)	(328)	(565)	(545)	(647)
Underlying profit from continuing operations	923	1,014	1,095	1,135	1,196	1,242	1,329
Net profit from discontinued operations	—	0	(0)	—	—	—	—
Underlying consolidated profit	923	1,014	1,095	1,135	1,196	1,242	1,329
Minority interests	147	161	168	174	189	198	211
Underlying attributable profit to the Group	776	853	927	961	1,007	1,044	1,118
Net capital gains and provisions	—	—	—	—	—	—	—
Attributable profit to the Group	776	853	927	961	1,007	1,044	1,118

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	134,469	135,513	137,835	141,741	142,562	144,501	149,263
Cash, central banks and credit institutions	55,370	61,798	61,541	62,471	62,057	58,897	55,825
Debt securities	57,970	55,048	52,083	59,244	58,296	58,819	62,144
o/w: available for sale	27,410	27,097	28,274	27,444	27,727	33,326	35,628
Other financial assets	13,325	16,742	16,237	17,901	16,682	13,826	14,208
Other assets	18,035	16,805	17,358	17,721	17,761	18,038	17,718
Total assets	279,171	285,906	285,054	299,078	297,359	294,082	299,158
Customer deposits	127,562	128,467	128,742	133,612	138,649	142,790	146,529
Central banks and credit institutions	42,725	40,424	38,597	44,697	43,637	42,649	40,876
Debt securities issued	41,395	43,281	42,936	44,044	41,109	37,296	35,043
Other financial liabilities	31,389	37,173	36,579	39,008	35,514	32,392	35,629
Other liabilities	9,535	9,778	10,428	10,511	10,461	10,688	11,396
Total liabilities	252,606	259,123	257,282	271,872	269,371	265,815	269,473
Total equity	26,565	26,782	27,772	27,206	27,988	28,267	29,685
Other managed and marketed customer funds	71,656	73,235	76,566	75,407	79,419	81,212	85,561
Mutual funds	66,442	67,491	70,542	69,433	73,214	74,797	78,858
Pension funds	—	—	—	—	—	—	—
Managed portfolios	5,214	5,744	6,024	5,974	6,205	6,415	6,703
Pro memoria:
Gross customer loans w/o repos	139,433	141,146	143,900	148,159	148,713	150,117	154,722
Funds (customer deposits w/o repos + mutual funds)	164,178	165,897	169,593	174,294	178,470	190,371	202,638

Brazil

€ million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	7,548	5,794	1,755	30.3
Net fee income	2,711	2,053	658	32.0
Gains (losses) on financial transactions	434	252	182	72.1
Other operating income	68	34	34	99.1
Gross income	10,761	8,133	2,628	32.3
Operating expenses	(3,791)	(3,170)	(621)	19.6
General administrative expenses	(3,406)	(2,860)	(547)	19.1
Personnel	(1,930)	(1,590)	(340)	21.4
Other general administrative expenses	(1,476)	(1,270)	(206)	16.3
Depreciation and amortisation	(385)	(310)	(75)	24.0
Net operating income	6,970	4,963	2,007	40.4
Net loan-loss provisions	(2,581)	(2,424)	(157)	6.5
Other income	(975)	(504)	(471)	93.6
Underlying profit before taxes	3,414	2,036	1,379	67.7
Tax on profit	(1,266)	(612)	(654)	106.9
Underlying profit from continuing operations	2,149	1,424	725	50.9
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	2,149	1,424	725	50.9
Minority interests	246	148	98	66.0
Underlying attributable profit to the Group	1,902	1,276	627	49.1
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	1,902	1,276	627	49.1

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	71,352	68,140	3,212	4.7
Cash, central banks and credit institutions	37,355	41,323	(3,969)	(9.6)
Debt securities	43,428	34,717	8,712	25.1
o/w: available for sale	24,512	17,324	7,188	41.5
Other financial assets	6,038	6,958	(919)	(13.2)
Other assets	12,416	12,787	(371)	(2.9)
Total assets	170,590	163,925	6,665	4.1
Customer deposits	74,266	68,970	5,296	7.7
Central banks and credit institutions	25,047	20,658	4,388	21.2
Debt securities issued	21,378	29,685	(8,307)	(28.0)
Other financial liabilities	24,181	20,431	3,750	18.4
Other liabilities	8,019	7,274	746	10.2
Total liabilities	152,891	147,018	5,873	4.0
Total equity	17,699	16,907	792	4.7
Other managed and marketed customer funds	62,180	56,698	5,482	9.7
Mutual funds	58,111	52,955	5,156	9.7
Pension funds	—	—	—	—
Managed portfolios	4,069	3,743	326	8.7
Pro memoria:
Gross customer loans w/o repos	75,622	72,376	3,245	4.5
Funds (customer deposits w/o repos + mutual funds)	113,031	93,350	19,681	21.1
Ratios (%) and other data
Underlying RoTE	16.79	13.80	2.99 p.
Efficiency ratio (with amortisations)	35.2	39.0	(3.74 p. )
NPL ratio	5.32	6.12	(0.80 p. )
Coverage ratio	97.6	89.3	8.30 p.
Number of employees	46,261	47,516	(1,255)	(2.6)
Number of branches	3,422	3,408	14	0.4

Brazil

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	1,793	1,878	2,123	2,269	2,522	2,503	2,524
Net fee income	573	704	776	887	934	909	868
Gains (losses) on financial transactions	3	97	153	(14)	247	77	110
Other operating income	13	23	(2)	46	15	12	40
Gross income	2,381	2,703	3,050	3,187	3,717	3,502	3,542
Operating expenses	(947)	(1,046)	(1,177)	(1,305)	(1,314)	(1,233)	(1,244)
General administrative expenses	(857)	(942)	(1,061)	(1,187)	(1,182)	(1,104)	(1,120)
Personnel	(473)	(523)	(593)	(663)	(665)	(632)	(633)
Other general administrative expenses	(384)	(418)	(467)	(523)	(517)	(472)	(487)
Depreciation and amortisation	(90)	(104)	(117)	(119)	(132)	(129)	(124)
Net operating income	1,434	1,657	1,873	1,882	2,403	2,269	2,298
Net loan-loss provisions	(720)	(753)	(951)	(953)	(910)	(852)	(819)
Other income	(177)	(193)	(134)	(193)	(358)	(349)	(268)
Underlying profit before taxes	536	711	788	736	1,135	1,068	1,211
Tax on profit	(137)	(231)	(244)	(161)	(422)	(379)	(464)
Underlying profit from continuing operations	399	481	544	575	713	689	747
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	399	481	544	575	713	689	747
Minority interests	41	51	56	65	79	79	88
Underlying attributable profit to the Group	359	429	488	510	634	610	659
Net capital gains and provisions	—	—	—	—	—	—	—
Attributable profit to the Group	359	429	488	510	634	610	659

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	60,470	68,034	68,140	75,474	76,522	69,312	71,352
Cash, central banks and credit institutions	31,449	40,881	41,323	41,352	40,441	37,808	37,355
Debt securities	33,845	36,624	34,717	42,513	42,078	40,094	43,428
o/w: available for sale	15,761	17,243	17,324	16,275	18,401	22,078	24,512
Other financial assets	4,308	7,945	6,958	8,486	9,106	5,752	6,038
Other assets	12,042	12,589	12,787	13,677	13,603	12,557	12,416
Total assets	142,114	166,074	163,925	181,502	181,749	165,523	170,590
Customer deposits	59,737	68,672	68,970	72,478	75,858	71,642	74,266
Central banks and credit institutions	21,478	22,141	20,658	27,226	25,841	24,761	25,047
Debt securities issued	26,468	31,200	29,685	31,679	29,075	23,545	21,378
Other financial liabilities	14,777	20,628	20,431	24,974	24,921	21,367	24,181
Other liabilities	5,928	7,046	7,274	7,561	7,836	7,392	8,019
Total liabilities	128,389	149,688	147,018	163,917	163,530	148,706	152,891
Total equity	13,725	16,386	16,907	17,584	18,218	16,817	17,699
Other managed and marketed customer funds	48,621	55,908	56,698	59,631	63,852	58,610	62,180
Mutual funds	45,689	52,385	52,955	55,733	59,638	54,716	58,111
Pension funds	—	—	—	—	—	—	—
Managed portfolios	2,932	3,522	3,743	3,898	4,214	3,894	4,069
Pro memoria:
Gross customer loans w/o repos	63,875	72,096	72,376	80,306	81,184	73,368	75,622
Funds (customer deposits w/o repos + mutual funds)	80,383	91,507	93,350	99,771	104,309	102,676	113,031
Other information
NPL ratio	5.93	6.11	6.12	5.90	5.36	5.36	5.32
Coverage ratio	83.7	85.3	89.3	93.1	98.1	95.5	97.6
Cost of credit	4.63	4.71	4.87	4.89	4.84	4.79	4.55

Brazil

Constant € million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	7,548	6,467	1,081	16.7
Net fee income	2,711	2,292	419	18.3
Gains (losses) on financial transactions	434	282	153	54.2
Other operating income	68	38	30	78.4
Gross income	10,761	9,079	1,683	18.5
Operating expenses	(3,791)	(3,538)	(253)	7.1
General administrative expenses	(3,406)	(3,192)	(214)	6.7
Personnel	(1,930)	(1,774)	(156)	8.8
Other general administrative expenses	(1,476)	(1,418)	(59)	4.1
Depreciation and amortisation	(385)	(346)	(39)	11.1
Net operating income	6,970	5,540	1,430	25.8
Net loan-loss provisions	(2,581)	(2,706)	125	(4.6)
Other income	(975)	(562)	(413)	73.4
Underlying profit before taxes	3,414	2,272	1,142	50.3
Tax on profit	(1,266)	(683)	(583)	85.4
Underlying profit from continuing operations	2,149	1,589	559	35.2
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	2,149	1,589	559	35.2
Minority interests	246	166	81	48.7
Underlying attributable profit to the Group	1,902	1,424	478	33.6
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	1,902	1,424	478	33.6

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	71,352	65,560	5,792	8.8
Cash, central banks and credit institutions	37,355	39,759	(2,404)	(6.0)
Debt securities	43,428	33,402	10,026	30.0
o/w: available for sale	24,512	16,668	7,844	47.1
Other financial assets	6,038	6,694	(656)	(9.8)
Other assets	12,416	12,303	113	0.9
Total assets	170,590	157,718	12,872	8.2
Customer deposits	74,266	66,359	7,908	11.9
Central banks and credit institutions	25,047	19,876	5,171	26.0
Debt securities issued	21,378	28,561	(7,183)	(25.1)
Other financial liabilities	24,181	19,657	4,524	23.0
Other liabilities	8,019	6,998	1,021	14.6
Total liabilities	152,891	141,451	11,440	8.1
Total equity	17,699	16,267	1,432	8.8
Other managed and marketed customer funds	62,180	54,551	7,629	14.0
Mutual funds	58,111	50,950	7,161	14.1
Pension funds	—	—	—	—
Managed portfolios	4,069	3,602	468	13.0
Pro memoria:
Gross customer loans w/o repos	75,622	69,636	5,986	8.6
Funds (customer deposits w/o repos + mutual funds)	113,031	89,816	23,215	25.8

Brazil

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	2,185	2,104	2,178	2,294	2,394	2,504	2,650
Net fee income	698	794	800	903	886	910	915
Gains (losses) on financial transactions	3	113	166	(23)	234	82	119
Other operating income	16	27	(5)	49	15	12	41
Gross income	2,901	3,038	3,140	3,224	3,528	3,508	3,725
Operating expenses	(1,154)	(1,174)	(1,210)	(1,325)	(1,247)	(1,235)	(1,309)
General administrative expenses	(1,044)	(1,057)	(1,090)	(1,205)	(1,122)	(1,106)	(1,178)
Personnel	(576)	(588)	(611)	(674)	(631)	(633)	(665)
Other general administrative expenses	(468)	(470)	(480)	(531)	(491)	(473)	(512)
Depreciation and amortisation	(110)	(117)	(120)	(120)	(125)	(129)	(131)
Net operating income	1,747	1,864	1,929	1,899	2,281	2,273	2,416
Net loan-loss provisions	(878)	(843)	(985)	(964)	(864)	(853)	(864)
Other income	(216)	(216)	(130)	(195)	(340)	(349)	(286)
Underlying profit before taxes	654	804	814	740	1,077	1,070	1,266
Tax on profit	(167)	(263)	(253)	(157)	(401)	(381)	(484)
Underlying profit from continuing operations	487	541	561	583	677	690	782
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	487	541	561	583	677	690	782
Minority interests	50	58	58	66	75	79	92
Underlying attributable profit to the Group	437	484	503	517	602	611	690
Net capital gains and provisions	—	—	—	—	—	—	—
Attributable profit to the Group	437	484	503	517	602	611	690

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	66,156	64,894	65,560	68,796	68,724	69,247	71,352
Cash, central banks and credit institutions	34,406	38,994	39,759	37,693	36,320	37,773	37,355
Debt securities	37,027	34,934	33,402	38,752	37,791	40,057	43,428
o/w: available for sale	17,243	16,447	16,668	14,835	16,526	22,057	24,512
Other financial assets	4,713	7,578	6,694	7,735	8,178	5,746	6,038
Other assets	13,175	12,008	12,303	12,466	12,216	12,546	12,416
Total assets	155,477	158,409	157,718	165,442	163,228	165,369	170,590
Customer deposits	65,355	65,503	66,359	66,065	68,128	71,575	74,266
Central banks and credit institutions	23,498	21,119	19,876	24,817	23,208	24,738	25,047
Debt securities issued	28,957	29,760	28,561	28,876	26,112	23,523	21,378
Other financial liabilities	16,167	19,676	19,657	22,764	22,381	21,347	24,181
Other liabilities	6,486	6,720	6,998	6,892	7,038	7,385	8,019
Total liabilities	140,462	142,779	141,451	149,414	146,867	148,568	152,891
Total equity	15,015	15,630	16,267	16,028	16,362	16,801	17,699
Other managed and marketed customer funds	53,193	53,327	54,551	54,355	57,346	58,555	62,180
Mutual funds	49,985	49,967	50,950	50,802	53,561	54,665	58,111
Pension funds	—	—	—	—	—	—	—
Managed portfolios	3,208	3,360	3,602	3,553	3,785	3,891	4,069
Pro memoria:
Gross customer loans w/o repos	69,882	68,769	69,636	73,200	72,911	73,300	75,622
Funds (customer deposits w/o repos + mutual funds)	87,942	87,283	89,816	90,943	93,680	102,580	113,031

Brazil

R$ million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	26,608	22,797	3,811	16.7
Net fee income	9,557	8,080	1,477	18.3
Gains (losses) on financial transactions	1,531	993	538	54.2
Other operating income	238	134	105	78.4
Gross income	37,934	32,003	5,931	18.5
Operating expenses	(13,364)	(12,473)	(891)	7.1
General administrative expenses	(12,007)	(11,252)	(755)	6.7
Personnel	(6,803)	(6,255)	(548)	8.8
Other general administrative expenses	(5,204)	(4,997)	(207)	4.1
Depreciation and amortisation	(1,357)	(1,221)	(136)	11.1
Net operating income	24,570	19,530	5,040	25.8
Net loan-loss provisions	(9,098)	(9,539)	441	(4.6)
Other income	(3,437)	(1,982)	(1,455)	73.4
Underlying profit before taxes	12,035	8,009	4,026	50.3
Tax on profit	(4,461)	(2,406)	(2,055)	85.4
Underlying profit from continuing operations	7,574	5,603	1,971	35.2
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	7,574	5,603	1,971	35.2
Minority interests	868	584	285	48.7
Underlying attributable profit to the Group	6,706	5,019	1,686	33.6
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	6,706	5,019	1,686	33.6

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	268,535	246,736	21,799	8.8
Cash, central banks and credit institutions	140,584	149,631	(9,047)	(6.0)
Debt securities	163,442	125,708	37,734	30.0
o/w: available for sale	92,251	62,731	29,520	47.1
Other financial assets	22,726	25,193	(2,468)	(9.8)
Other assets	46,728	46,302	426	0.9
Total assets	642,015	593,572	48,443	8.2
Customer deposits	279,501	249,741	29,760	11.9
Central banks and credit institutions	94,263	74,803	19,460	26.0
Debt securities issued	80,457	107,490	(27,032)	(25.1)
Other financial liabilities	91,005	73,979	17,025	23.0
Other liabilities	30,181	26,338	3,842	14.6
Total liabilities	575,406	532,351	43,055	8.1
Total equity	66,609	61,221	5,388	8.8
Other managed and marketed customer funds	234,014	205,304	28,710	14.0
Mutual funds	218,700	191,749	26,951	14.1
Pension funds	—	—	—	—
Managed portfolios	15,314	13,555	1,760	13.0
Pro memoria:
Gross customer loans w/o repos	284,602	262,075	22,527	8.6
Funds (customer deposits w/o repos + mutual funds)	425,392	338,021	87,371	25.8

Brazil

R$ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	7,701	7,417	7,679	8,088	8,437	8,828	9,343
Net fee income	2,460	2,799	2,821	3,183	3,124	3,208	3,224
Gains (losses) on financial transactions	11	398	584	(81)	825	288	418
Other operating income	56	94	(16)	174	52	43	144
Gross income	10,227	10,708	11,067	11,364	12,438	12,367	13,129
Operating expenses	(4,068)	(4,138)	(4,266)	(4,671)	(4,397)	(4,355)	(4,613)
General administrative expenses	(3,682)	(3,727)	(3,843)	(4,249)	(3,956)	(3,900)	(4,151)
Personnel	(2,030)	(2,072)	(2,152)	(2,376)	(2,225)	(2,233)	(2,345)
Other general administrative expenses	(1,651)	(1,655)	(1,691)	(1,873)	(1,731)	(1,667)	(1,806)
Depreciation and amortisation	(387)	(411)	(423)	(422)	(441)	(454)	(462)
Net operating income	6,159	6,570	6,801	6,693	8,041	8,013	8,516
Net loan-loss provisions	(3,093)	(2,972)	(3,473)	(3,398)	(3,045)	(3,008)	(3,045)
Other income	(762)	(763)	(457)	(686)	(1,198)	(1,231)	(1,007)
Underlying profit before taxes	2,304	2,835	2,870	2,609	3,798	3,773	4,464
Tax on profit	(589)	(926)	(891)	(554)	(1,412)	(1,342)	(1,708)
Underlying profit from continuing operations	1,716	1,908	1,979	2,055	2,386	2,431	2,757
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	1,716	1,908	1,979	2,055	2,386	2,431	2,757
Minority interests	175	204	205	234	265	279	324
Underlying attributable profit to the Group	1,540	1,704	1,774	1,821	2,121	2,152	2,432
Net capital gains and provisions	—	—	—	—	—	—	—
Attributable profit to the Group	1,540	1,704	1,774	1,821	2,121	2,152	2,432

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	248,979	244,229	246,736	258,914	258,643	260,613	268,535
Cash, central banks and credit institutions	129,488	146,756	149,631	141,858	136,689	142,159	140,584
Debt securities	139,351	131,473	125,708	145,841	142,225	150,753	163,442
o/w: available for sale	64,895	61,900	62,731	55,832	62,195	83,012	92,251
Other financial assets	17,736	28,520	25,193	29,110	30,777	21,627	22,726
Other assets	49,584	45,194	46,302	46,918	45,977	47,215	46,728
Total assets	585,139	596,171	593,572	622,641	614,310	622,366	642,015
Customer deposits	245,962	246,520	249,741	248,635	256,399	269,373	279,501
Central banks and credit institutions	88,435	79,483	74,803	93,399	87,342	93,102	94,263
Debt securities issued	108,979	112,002	107,490	108,674	98,272	88,528	80,457
Other financial liabilities	60,843	74,052	73,979	85,672	84,232	80,339	91,005
Other liabilities	24,410	25,292	26,338	25,938	26,487	27,792	30,181
Total liabilities	528,629	537,348	532,351	562,318	552,733	559,135	575,406
Total equity	56,509	58,823	61,221	60,323	61,577	63,231	66,609
Other managed and marketed customer funds	200,192	200,697	205,304	204,565	215,821	220,373	234,014
Mutual funds	188,119	188,052	191,749	191,192	201,577	205,731	218,700
Pension funds	—	—	—	—	—	—	—
Managed portfolios	12,072	12,645	13,555	13,373	14,244	14,642	15,314
Pro memoria:
Gross customer loans w/o repos	262,999	258,811	262,075	275,488	274,402	275,865	284,602
Funds (customer deposits w/o repos + mutual funds)	330,968	328,491	338,021	342,265	352,564	386,062	425,392

Mexico

€ million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	1,970	1,770	200	11.3
Net fee income	569	532	37	6.9
Gains (losses) on financial transactions	111	96	16	16.3
Other operating income	(20)	(23)	3	(13.6)
Gross income	2,630	2,375	256	10.8
Operating expenses	(1,037)	(950)	(87)	9.1
General administrative expenses	(943)	(868)	(74)	8.6
Personnel	(475)	(450)	(25)	5.5
Other general administrative expenses	(468)	(418)	(50)	11.8
Depreciation and amortisation	(94)	(82)	(12)	15.1
Net operating income	1,594	1,425	169	11.8
Net loan-loss provisions	(718)	(629)	(90)	14.3
Other income	(15)	(22)	7	(33.5)
Underlying profit before taxes	860	774	87	11.2
Tax on profit	(181)	(172)	(9)	5.3
Underlying profit from continuing operations	680	602	77	12.9
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	680	602	77	12.9
Minority interests	148	142	6	4.1
Underlying attributable profit to the Group	532	460	72	15.6
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	532	460	72	15.6

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	29,072	27,757	1,315	4.7
Cash, central banks and credit institutions	8,925	11,432	(2,507)	(21.9)
Debt securities	14,026	13,064	962	7.4
o/w: available for sale	7,395	6,590	805	12.2
Other financial assets	5,902	6,923	(1,021)	(14.8)
Other assets	2,577	2,477	100	4.1
Total assets	60,502	61,653	(1,150)	(1.9)
Customer deposits	31,339	25,982	5,357	20.6
Central banks and credit institutions	9,841	9,820	21	0.2
Debt securities issued	4,931	5,229	(298)	(5.7)
Other financial liabilities	7,167	13,216	(6,049)	(45.8)
Other liabilities	1,815	1,941	(126)	(6.5)
Total liabilities	55,093	56,188	(1,095)	(1.9)
Total equity	5,409	5,465	(56)	(1.0)
Other managed and marketed customer funds	10,538	10,937	(399)	(3.6)
Mutual funds	10,538	10,937	(399)	(3.6)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	29,347	28,490	858	3.0
Funds (customer deposits w/o repos + mutual funds)	38,643	34,804	3,838	11.0
Ratios (%) and other data
Underlying RoTE	19.50	14.78	4.72 p.
Efficiency ratio (with amortisations)	39.4	40.0	(0.59 p. )
NPL ratio	2.56	2.95	(0.39 p. )
Coverage ratio	110.3	101.9	8.40 p.
Number of employees	18,217	17,467	750	4.3
Number of branches	1,401	1,387	14	1.0

Mexico

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	594	579	598	615	624	663	684
Net fee income	173	190	169	179	180	193	195
Gains (losses) on financial transactions	34	23	38	54	33	53	25
Other operating income	(9)	(5)	(9)	(19)	(13)	4	(11)
Gross income	792	786	796	828	824	914	892
Operating expenses	(322)	(317)	(311)	(325)	(319)	(361)	(356)
General administrative expenses	(293)	(289)	(287)	(300)	(291)	(328)	(324)
Personnel	(152)	(159)	(139)	(156)	(150)	(163)	(163)
Other general administrative expenses	(140)	(130)	(148)	(144)	(141)	(165)	(162)
Depreciation and amortisation	(29)	(29)	(24)	(25)	(29)	(33)	(32)
Net operating income	470	469	486	503	505	553	536
Net loan-loss provisions	(221)	(214)	(194)	(203)	(233)	(246)	(240)
Other income	(6)	(11)	(5)	(8)	(4)	(6)	(4)
Underlying profit before taxes	243	244	288	293	267	301	292
Tax on profit	(55)	(52)	(65)	(75)	(56)	(64)	(61)
Underlying profit from continuing operations	187	192	223	217	211	238	231
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	187	192	223	217	211	238	231
Minority interests	45	46	51	49	47	51	49
Underlying attributable profit to the Group	143	146	172	169	163	187	182
Net capital gains and provisions	—	—	—	—	—	—	—
Attributable profit to the Group	143	146	172	169	163	187	182

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	28,702	28,215	27,757	27,315	29,316	28,913	29,072
Cash, central banks and credit institutions	10,883	11,493	11,432	13,362	14,760	12,436	8,925
Debt securities	16,945	15,801	13,064	14,124	16,200	13,889	14,026
o/w: available for sale	5,627	6,734	6,590	7,088	6,978	7,391	7,395
Other financial assets	6,502	6,739	6,923	7,722	6,575	6,099	5,902
Other assets	2,604	2,379	2,477	2,590	2,958	2,935	2,577
Total assets	65,636	64,628	61,653	65,112	69,809	64,270	60,502
Customer deposits	28,214	27,497	25,982	28,910	33,971	32,650	31,339
Central banks and credit institutions	11,516	10,159	9,820	11,269	13,283	11,612	9,841
Debt securities issued	5,452	5,410	5,229	5,393	5,429	4,994	4,931
Other financial liabilities	12,606	14,195	13,216	12,648	9,785	7,832	7,167
Other liabilities	1,697	1,707	1,941	2,037	1,842	1,860	1,815
Total liabilities	59,485	58,967	56,188	60,257	64,311	58,949	55,093
Total equity	6,151	5,661	5,465	4,855	5,498	5,321	5,409
Other managed and marketed customer funds	11,628	11,359	10,937	10,242	10,905	10,607	10,538
Mutual funds	11,628	11,359	10,937	10,242	10,905	10,607	10,538
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	28,760	28,790	28,490	28,017	29,996	29,573	29,347
Funds (customer deposits w/o repos + mutual funds)	37,245	36,939	34,804	36,438	39,155	39,730	38,643
Other information
NPL ratio	3.06	3.01	2.95	2.76	2.77	2.58	2.56
Coverage ratio	97.5	102.3	101.9	103.8	104.8	113.8	110.3
Cost of credit	2.95	2.96	2.86	2.86	2.94	3.01	3.14

Mexico

Constant € million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	1,970	1,722	248	14.4
Net fee income	569	517	51	9.9
Gains (losses) on financial transactions	111	93	18	19.6
Other operating income	(20)	(23)	3	(11.2)
Gross income	2,630	2,310	320	13.9
Operating expenses	(1,037)	(924)	(113)	12.2
General administrative expenses	(943)	(845)	(98)	11.6
Personnel	(475)	(438)	(37)	8.5
Other general administrative expenses	(468)	(407)	(61)	15.0
Depreciation and amortisation	(94)	(79)	(15)	18.4
Net operating income	1,594	1,386	208	15.0
Net loan-loss provisions	(718)	(612)	(107)	17.5
Other income	(15)	(22)	7	(31.7)
Underlying profit before taxes	860	753	108	14.3
Tax on profit	(181)	(167)	(14)	8.3
Underlying profit from continuing operations	680	586	94	16.0
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	680	586	94	16.0
Minority interests	148	138	10	7.0
Underlying attributable profit to the Group	532	448	84	18.8
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	532	448	84	18.8

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	29,072	28,116	956	3.4
Cash, central banks and credit institutions	8,925	11,580	(2,655)	(22.9)
Debt securities	14,026	13,233	793	6.0
o/w: available for sale	7,395	6,675	719	10.8
Other financial assets	5,902	7,013	(1,111)	(15.8)
Other assets	2,577	2,509	68	2.7
Total assets	60,502	62,450	(1,948)	(3.1)
Customer deposits	31,339	26,318	5,021	19.1
Central banks and credit institutions	9,841	9,947	(106)	(1.1)
Debt securities issued	4,931	5,296	(365)	(6.9)
Other financial liabilities	7,167	13,387	(6,220)	(46.5)
Other liabilities	1,815	1,967	(152)	(7.7)
Total liabilities	55,093	56,914	(1,821)	(3.2)
Total equity	5,409	5,536	(126)	(2.3)
Other managed and marketed customer funds	10,538	11,078	(540)	(4.9)
Mutual funds	10,538	11,078	(540)	(4.9)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	29,347	28,858	489	1.7
Funds (customer deposits w/o repos + mutual funds)	38,643	35,255	3,388	9.6

Mexico

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	563	564	595	625	642	646	682
Net fee income	164	184	169	182	185	189	195
Gains (losses) on financial transactions	32	23	38	54	34	53	25
Other operating income	(9)	(5)	(9)	(19)	(14)	5	(11)
Gross income	751	765	794	841	848	892	891
Operating expenses	(305)	(309)	(310)	(330)	(329)	(352)	(356)
General administrative expenses	(277)	(281)	(286)	(305)	(299)	(320)	(323)
Personnel	(144)	(155)	(139)	(159)	(154)	(159)	(162)
Other general administrative expenses	(133)	(126)	(148)	(146)	(145)	(162)	(161)
Depreciation and amortisation	(28)	(28)	(24)	(25)	(30)	(32)	(32)
Net operating income	445	457	484	511	519	540	535
Net loan-loss provisions	(210)	(208)	(194)	(207)	(240)	(239)	(239)
Other income	(6)	(11)	(5)	(8)	(4)	(6)	(4)
Underlying profit before taxes	230	237	286	297	275	294	291
Tax on profit	(52)	(51)	(64)	(76)	(58)	(62)	(61)
Underlying profit from continuing operations	178	187	221	221	217	232	231
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	178	187	221	221	217	232	231
Minority interests	42	45	51	50	49	49	49
Underlying attributable profit to the Group	135	142	171	171	168	183	182
Net capital gains and provisions	—	—	—	—	—	—	—
Attributable profit to the Group	135	142	171	171	168	183	182

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	26,200	27,128	28,116	27,710	27,344	27,730	29,072
Cash, central banks and credit institutions	9,934	11,051	11,580	13,555	13,767	11,927	8,925
Debt securities	15,468	15,193	13,233	14,328	15,110	13,321	14,026
o/w: available for sale	5,136	6,474	6,675	7,190	6,508	7,089	7,395
Other financial assets	5,935	6,480	7,013	7,833	6,133	5,849	5,902
Other assets	2,377	2,287	2,509	2,627	2,759	2,815	2,577
Total assets	59,914	62,138	62,450	66,054	65,112	61,642	60,502
Customer deposits	25,754	26,438	26,318	29,328	31,685	31,315	31,339
Central banks and credit institutions	10,512	9,768	9,947	11,432	12,390	11,138	9,841
Debt securities issued	4,977	5,201	5,296	5,471	5,064	4,790	4,931
Other financial liabilities	11,507	13,648	13,387	12,831	9,127	7,512	7,167
Other liabilities	1,549	1,641	1,967	2,066	1,718	1,784	1,815
Total liabilities	54,299	56,696	56,914	61,129	59,984	56,539	55,093
Total equity	5,614	5,443	5,536	4,925	5,128	5,103	5,409
Other managed and marketed customer funds	10,614	10,922	11,078	10,390	10,171	10,173	10,538
Mutual funds	10,614	10,922	11,078	10,390	10,171	10,173	10,538
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	26,253	27,681	28,858	28,422	27,978	28,364	29,347
Funds (customer deposits w/o repos + mutual funds)	33,998	35,516	35,255	36,965	36,521	38,106	38,643

Mexico

Million pesos

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	41,326	36,120	5,207	14.4
Net fee income	11,925	10,851	1,074	9.9
Gains (losses) on financial transactions	2,335	1,953	382	19.6
Other operating income	(423)	(476)	53	(11.2)
Gross income	55,163	48,447	6,716	13.9
Operating expenses	(21,740)	(19,378)	(2,362)	12.2
General administrative expenses	(19,770)	(17,714)	(2,057)	11.6
Personnel	(9,960)	(9,180)	(779)	8.5
Other general administrative expenses	(9,811)	(8,533)	(1,277)	15.0
Depreciation and amortisation	(1,970)	(1,664)	(305)	18.4
Net operating income	33,423	29,069	4,354	15.0
Net loan-loss provisions	(15,066)	(12,825)	(2,240)	17.5
Other income	(310)	(454)	144	(31.7)
Underlying profit before taxes	18,047	15,790	2,258	14.3
Tax on profit	(3,793)	(3,504)	(289)	8.3
Underlying profit from continuing operations	14,254	12,286	1,968	16.0
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	14,254	12,286	1,968	16.0
Minority interests	3,094	2,892	202	7.0
Underlying attributable profit to the Group	11,160	9,394	1,766	18.8
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	11,160	9,394	1,766	18.8

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	623,927	603,403	20,523	3.4
Cash, central banks and credit institutions	191,549	248,519	(56,969)	(22.9)
Debt securities	301,020	283,998	17,022	6.0
o/w: available for sale	158,700	143,262	15,438	10.8
Other financial assets	126,662	150,504	(23,842)	(15.8)
Other assets	55,304	53,837	1,466	2.7
Total assets	1,298,462	1,340,261	(41,799)	(3.1)
Customer deposits	672,575	564,813	107,762	19.1
Central banks and credit institutions	211,201	213,469	(2,267)	(1.1)
Debt securities issued	105,833	113,669	(7,836)	(6.9)
Other financial liabilities	153,809	287,306	(133,497)	(46.5)
Other liabilities	38,951	42,204	(3,253)	(7.7)
Total liabilities	1,182,370	1,221,461	(39,092)	(3.2)
Total equity	116,092	118,800	(2,708)	(2.3)
Other managed and marketed customer funds	226,157	237,753	(11,596)	(4.9)
Mutual funds	226,157	237,753	(11,596)	(4.9)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	629,834	619,334	10,500	1.7
Funds (customer deposits w/o repos + mutual funds)	829,332	756,611	72,721	9.6

Mexico

Million pesos

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	11,808	11,823	12,488	13,099	13,465	13,550	14,311
Net fee income	3,445	3,867	3,540	3,823	3,883	3,954	4,088
Gains (losses) on financial transactions	679	474	799	1,127	718	1,102	516
Other operating income	(186)	(110)	(180)	(404)	(286)	100	(237)
Gross income	15,745	16,054	16,647	17,645	17,779	18,706	18,677
Operating expenses	(6,402)	(6,479)	(6,497)	(6,922)	(6,894)	(7,386)	(7,460)
General administrative expenses	(5,817)	(5,896)	(6,001)	(6,395)	(6,271)	(6,715)	(6,784)
Personnel	(3,030)	(3,246)	(2,905)	(3,329)	(3,233)	(3,325)	(3,402)
Other general administrative expenses	(2,787)	(2,650)	(3,096)	(3,065)	(3,038)	(3,390)	(3,382)
Depreciation and amortisation	(586)	(583)	(496)	(527)	(623)	(671)	(675)
Net operating income	9,343	9,576	10,151	10,723	10,886	11,320	11,218
Net loan-loss provisions	(4,399)	(4,364)	(4,062)	(4,337)	(5,032)	(5,019)	(5,015)
Other income	(123)	(233)	(98)	(161)	(90)	(131)	(89)
Underlying profit before taxes	4,821	4,979	5,990	6,225	5,764	6,170	6,113
Tax on profit	(1,097)	(1,060)	(1,346)	(1,596)	(1,217)	(1,305)	(1,272)
Underlying profit from continuing operations	3,724	3,919	4,643	4,629	4,548	4,865	4,841
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	3,724	3,919	4,643	4,629	4,548	4,865	4,841
Minority interests	886	939	1,067	1,040	1,025	1,036	1,034
Underlying attributable profit to the Group	2,839	2,979	3,577	3,589	3,523	3,829	3,808
Net capital gains and provisions	—	—	—	—	—	—	—
Attributable profit to the Group	2,839	2,979	3,577	3,589	3,523	3,829	3,808

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	562,286	582,206	603,403	594,704	586,841	595,132	623,927
Cash, central banks and credit institutions	213,208	237,163	248,519	290,915	295,456	255,971	191,549
Debt securities	331,959	326,059	283,998	307,500	324,275	285,881	301,020
o/w: available for sale	110,231	138,950	143,262	154,318	139,676	152,142	158,700
Other financial assets	127,371	139,064	150,504	168,114	131,618	125,538	126,662
Other assets	51,004	49,086	53,837	56,382	59,203	60,411	55,304
Total assets	1,285,828	1,333,578	1,340,261	1,417,615	1,397,394	1,322,934	1,298,462
Customer deposits	552,715	567,398	564,813	629,430	680,013	672,072	672,575
Central banks and credit institutions	225,602	209,625	213,469	245,346	265,900	239,027	211,201
Debt securities issued	106,804	111,627	113,669	117,418	108,677	102,794	105,833
Other financial liabilities	246,965	292,904	287,306	275,371	195,878	161,223	153,809
Other liabilities	33,251	35,217	42,204	44,344	36,878	38,292	38,951
Total liabilities	1,165,337	1,216,771	1,221,461	1,311,908	1,287,346	1,213,408	1,182,370
Total equity	120,491	116,807	118,800	105,707	110,047	109,526	116,092
Other managed and marketed customer funds	227,797	234,392	237,753	222,986	218,284	218,326	226,157
Mutual funds	227,797	234,392	237,753	222,986	218,284	218,326	226,157
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	563,420	594,067	619,334	609,973	600,451	608,729	629,834
Funds (customer deposits w/o repos + mutual funds)	729,637	762,226	756,611	793,325	783,787	817,798	829,332

Chile

€ million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	1,415	1,342	72	5.4
Net fee income	300	261	39	14.9
Gains (losses) on financial transactions	170	143	27	18.8
Other operating income	8	3	5	204.5
Gross income	1,893	1,749	144	8.2
Operating expenses	(777)	(721)	(56)	7.8
General administrative expenses	(700)	(657)	(43)	6.5
Personnel	(430)	(409)	(21)	5.1
Other general administrative expenses	(270)	(247)	(22)	9.0
Depreciation and amortisation	(78)	(64)	(13)	20.9
Net operating income	1,116	1,028	87	8.5
Net loan-loss provisions	(352)	(382)	30	(7.9)
Other income	20	7	13	175.5
Underlying profit before taxes	783	653	130	19.9
Tax on profit	(142)	(113)	(30)	26.2
Underlying profit from continuing operations	641	540	101	18.6
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	641	540	101	18.6
Minority interests	201	164	38	23.0
Underlying attributable profit to the Group	440	377	63	16.7
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	440	377	63	16.7

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	36,257	35,883	374	1.0
Cash, central banks and credit institutions	3,990	5,327	(1,337)	(25.1)
Debt securities	3,352	4,197	(845)	(20.1)
o/w: available for sale	2,717	3,869	(1,152)	(29.8)
Other financial assets	2,247	2,580	(333)	(12.9)
Other assets	1,850	1,952	(102)	(5.2)
Total assets	47,695	49,939	(2,244)	(4.5)
Customer deposits	25,819	25,460	359	1.4
Central banks and credit institutions	4,239	6,783	(2,544)	(37.5)
Debt securities issued	8,490	9,165	(675)	(7.4)
Other financial liabilities	3,300	2,939	361	12.3
Other liabilities	1,138	1,107	31	2.8
Total liabilities	42,986	45,453	(2,467)	(5.4)
Total equity	4,709	4,486	224	5.0
Other managed and marketed customer funds	10,199	9,941	258	2.6
Mutual funds	7,565	7,449	116	1.6
Pension funds	—	—	—	—
Managed portfolios	2,634	2,492	142	5.7
Pro memoria:
Gross customer loans w/o repos	37,281	36,945	336	0.9
Funds (customer deposits w/o repos + mutual funds)	33,215	32,850	365	1.1
Ratios (%) and other data
Underlying RoTE	18.01	17.17	0.83 p.
Efficiency ratio (with amortisations)	41.1	41.2	(0.15 p. )
NPL ratio	4.95	5.12	(0.17 p. )
Coverage ratio	58.5	58.1	0.40 p.
Number of employees	11,673	12,208	(535)	(4.4)
Number of branches	406	465	(59)	(12.7)

Chile

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	421	449	472	521	485	489	440
Net fee income	88	85	89	91	107	100	93
Gains (losses) on financial transactions	48	42	53	63	49	54	67
Other operating income	(0)	1	2	(3)	4	0	3
Gross income	556	577	616	672	645	644	604
Operating expenses	(235)	(237)	(249)	(265)	(264)	(260)	(253)
General administrative expenses	(216)	(216)	(225)	(238)	(238)	(234)	(228)
Personnel	(128)	(139)	(142)	(148)	(140)	(147)	(143)
Other general administrative expenses	(88)	(76)	(83)	(90)	(98)	(87)	(85)
Depreciation and amortisation	(19)	(21)	(23)	(27)	(26)	(26)	(26)
Net operating income	321	339	368	407	381	383	351
Net loan-loss provisions	(109)	(127)	(146)	(131)	(122)	(122)	(108)
Other income	1	(1)	6	(35)	2	7	11
Underlying profit before taxes	213	211	228	241	261	267	255
Tax on profit	(40)	(31)	(42)	(46)	(47)	(50)	(45)
Underlying profit from continuing operations	173	181	187	195	214	218	209
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	173	181	187	195	214	218	209
Minority interests	52	55	58	58	67	68	66
Underlying attributable profit to the Group	122	126	129	137	147	149	143
Net capital gains and provisions	—	—	—	—	—	—	—
Attributable profit to the Group	122	126	129	137	147	149	143

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	33,350	35,322	35,883	37,662	38,137	35,314	36,257
Cash, central banks and credit institutions	5,299	6,290	5,327	5,955	5,755	3,960	3,990
Debt securities	3,721	3,767	4,197	5,348	4,494	3,785	3,352
o/w: available for sale	3,517	3,241	3,869	4,787	3,951	2,862	2,717
Other financial assets	2,620	2,722	2,580	2,474	2,501	2,202	2,247
Other assets	1,898	1,939	1,952	2,065	2,067	1,783	1,850
Total assets	46,888	50,041	49,939	53,505	52,954	47,043	47,695
Customer deposits	24,679	25,636	25,460	27,317	26,340	25,254	25,819
Central banks and credit institutions	6,287	7,305	6,783	7,172	6,678	4,952	4,239
Debt securities issued	7,282	8,419	9,165	10,174	10,258	8,685	8,490
Other financial liabilities	3,032	3,299	2,939	2,794	3,384	2,660	3,300
Other liabilities	1,159	1,112	1,107	1,226	1,218	980	1,138
Total liabilities	42,438	45,771	45,453	48,683	47,877	42,532	42,986
Total equity	4,450	4,270	4,486	4,822	5,077	4,511	4,709
Other managed and marketed customer funds	7,063	8,044	9,941	9,903	10,545	10,111	10,199
Mutual funds	5,079	5,603	7,449	7,321	7,974	7,597	7,565
Pension funds	—	—	—	—	—	—	—
Managed portfolios	1,984	2,441	2,492	2,582	2,571	2,514	2,634
Pro memoria:
Gross customer loans w/o repos	34,320	36,337	36,945	38,800	39,259	36,359	37,281
Funds (customer deposits w/o repos + mutual funds)	29,702	31,207	32,850	34,559	34,262	32,677	33,215
Other information
NPL ratio	5.45	5.28	5.12	5.05	4.93	5.00	4.95
Coverage ratio	54.6	55.5	58.1	59.1	58.9	58.2	58.5
Cost of credit	1.58	1.59	1.55	1.43	1.42	1.37	1.27

Chile

Constant € million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	1,415	1,400	15	1.1
Net fee income	300	272	28	10.1
Gains (losses) on financial transactions	170	149	21	13.9
Other operating income	8	3	5	192.0
Gross income	1,893	1,825	68	3.7
Operating expenses	(777)	(752)	(25)	3.4
General administrative expenses	(700)	(685)	(15)	2.2
Personnel	(430)	(427)	(3)	0.7
Other general administrative expenses	(270)	(258)	(12)	4.5
Depreciation and amortisation	(78)	(67)	(11)	15.9
Net operating income	1,116	1,073	43	4.0
Net loan-loss provisions	(352)	(399)	47	(11.7)
Other income	20	8	12	164.2
Underlying profit before taxes	783	681	102	15.0
Tax on profit	(142)	(118)	(25)	21.0
Underlying profit from continuing operations	641	564	77	13.7
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	641	564	77	13.7
Minority interests	201	171	31	18.0
Underlying attributable profit to the Group	440	393	47	11.9
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	440	393	47	11.9

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	36,257	34,888	1,369	3.9
Cash, central banks and credit institutions	3,990	5,179	(1,190)	(23.0)
Debt securities	3,352	4,081	(728)	(17.9)
o/w: available for sale	2,717	3,762	(1,044)	(27.8)
Other financial assets	2,247	2,509	(262)	(10.4)
Other assets	1,850	1,898	(48)	(2.5)
Total assets	47,695	48,555	(860)	(1.8)
Customer deposits	25,819	24,754	1,065	4.3
Central banks and credit institutions	4,239	6,595	(2,356)	(35.7)
Debt securities issued	8,490	8,911	(421)	(4.7)
Other financial liabilities	3,300	2,857	442	15.5
Other liabilities	1,138	1,076	62	5.7
Total liabilities	42,986	44,193	(1,207)	(2.7)
Total equity	4,709	4,361	348	8.0
Other managed and marketed customer funds	10,199	9,665	534	5.5
Mutual funds	7,565	7,242	323	4.5
Pension funds	—	—	—	—
Managed portfolios	2,634	2,423	211	8.7
Pro memoria:
Gross customer loans w/o repos	37,281	35,921	1,360	3.8
Funds (customer deposits w/o repos + mutual funds)	33,215	31,939	1,276	4.0

Chile

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	448	473	480	516	465	491	458
Net fee income	93	89	90	90	103	100	97
Gains (losses) on financial transactions	51	44	54	62	47	54	69
Other operating income	(0)	1	3	(3)	4	1	3
Gross income	591	607	626	665	619	646	628
Operating expenses	(250)	(250)	(253)	(262)	(253)	(261)	(263)
General administrative expenses	(229)	(227)	(229)	(235)	(228)	(235)	(236)
Personnel	(136)	(147)	(144)	(146)	(135)	(147)	(148)
Other general administrative expenses	(93)	(80)	(84)	(89)	(94)	(88)	(88)
Depreciation and amortisation	(21)	(23)	(24)	(27)	(25)	(26)	(27)
Net operating income	341	357	374	403	366	385	365
Net loan-loss provisions	(116)	(134)	(148)	(129)	(117)	(123)	(112)
Other income	2	(1)	7	(36)	2	7	12
Underlying profit before taxes	227	223	232	238	251	268	264
Tax on profit	(43)	(32)	(43)	(46)	(45)	(50)	(47)
Underlying profit from continuing operations	184	190	189	192	206	218	217
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	184	190	189	192	206	218	217
Minority interests	55	57	58	57	64	69	69
Underlying attributable profit to the Group	129	133	131	135	141	150	148
Net capital gains and provisions	—	—	—	—	—	—	—
Attributable profit to the Group	129	133	131	135	141	150	148

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	33,722	34,492	34,888	35,320	35,903	35,455	36,257
Cash, central banks and credit institutions	5,358	6,142	5,179	5,585	5,418	3,976	3,990
Debt securities	3,762	3,679	4,081	5,015	4,231	3,800	3,352
o/w: available for sale	3,556	3,165	3,762	4,489	3,719	2,874	2,717
Other financial assets	2,649	2,658	2,509	2,320	2,354	2,211	2,247
Other assets	1,920	1,893	1,898	1,937	1,946	1,790	1,850
Total assets	47,411	48,864	48,555	50,178	49,852	47,232	47,695
Customer deposits	24,954	25,033	24,754	25,618	24,797	25,355	25,819
Central banks and credit institutions	6,357	7,133	6,595	6,726	6,286	4,972	4,239
Debt securities issued	7,363	8,221	8,911	9,541	9,657	8,720	8,490
Other financial liabilities	3,065	3,222	2,857	2,620	3,185	2,671	3,300
Other liabilities	1,172	1,086	1,076	1,150	1,147	984	1,138
Total liabilities	42,911	44,695	44,193	45,655	45,073	42,703	42,986
Total equity	4,499	4,170	4,361	4,522	4,779	4,529	4,709
Other managed and marketed customer funds	7,142	7,855	9,665	9,287	9,927	10,152	10,199
Mutual funds	5,136	5,471	7,242	6,866	7,507	7,627	7,565
Pension funds	—	—	—	—	—	—	—
Managed portfolios	2,006	2,384	2,423	2,421	2,420	2,524	2,634
Pro memoria:
Gross customer loans w/o repos	34,703	35,483	35,921	36,387	36,960	36,505	37,281
Funds (customer deposits w/o repos + mutual funds)	30,033	30,474	31,939	32,410	32,255	32,809	33,215

Chile

Ch$ million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	1,028,529	1,017,810	10,718	1.1
Net fee income	218,081	198,014	20,067	10.1
Gains (losses) on financial transactions	123,580	108,532	15,048	13.9
Other operating income	5,889	2,017	3,872	192.0
Gross income	1,376,079	1,326,373	49,705	3.7
Operating expenses	(565,145)	(546,685)	(18,459)	3.4
General administrative expenses	(508,792)	(498,074)	(10,718)	2.2
Personnel	(312,652)	(310,420)	(2,232)	0.7
Other general administrative expenses	(196,140)	(187,654)	(8,486)	4.5
Depreciation and amortisation	(56,352)	(48,611)	(7,741)	15.9
Net operating income	810,934	779,688	31,246	4.0
Net loan-loss provisions	(255,965)	(289,903)	33,938	(11.7)
Other income	14,572	5,517	9,056	164.2
Underlying profit before taxes	569,541	495,302	74,239	15.0
Tax on profit	(103,579)	(85,580)	(17,998)	21.0
Underlying profit from continuing operations	465,963	409,722	56,241	13.7
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	465,963	409,722	56,241	13.7
Minority interests	146,425	124,139	22,286	18.0
Underlying attributable profit to the Group	319,538	285,582	33,956	11.9
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	319,538	285,582	33,956	11.9

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	27,356,757	26,324,073	1,032,684	3.9
Cash, central banks and credit institutions	3,010,321	3,908,055	(897,734)	(23.0)
Debt securities	2,529,503	3,079,143	(549,640)	(17.9)
o/w: available for sale	2,050,244	2,838,304	(788,061)	(27.8)
Other financial assets	1,695,108	1,892,773	(197,665)	(10.4)
Other assets	1,395,924	1,432,131	(36,207)	(2.5)
Total assets	35,987,613	36,636,175	(648,562)	(1.8)
Customer deposits	19,481,647	18,677,990	803,657	4.3
Central banks and credit institutions	3,198,188	4,975,999	(1,777,810)	(35.7)
Debt securities issued	6,406,004	6,723,315	(317,311)	(4.7)
Other financial liabilities	2,489,788	2,156,011	333,776	15.5
Other liabilities	858,567	811,973	46,594	5.7
Total liabilities	32,434,194	33,345,288	(911,094)	(2.7)
Total equity	3,553,420	3,290,887	262,533	8.0
Other managed and marketed customer funds	7,695,326	7,292,631	402,695	5.5
Mutual funds	5,708,103	5,464,596	243,507	4.5
Pension funds	—	—	—	—
Managed portfolios	1,987,224	1,828,035	159,188	8.7
Pro memoria:
Gross customer loans w/o repos	28,129,752	27,103,318	1,026,433	3.8
Funds (customer deposits w/o repos + mutual funds)	25,061,903	24,099,193	962,710	4.0

Chile

Ch$ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	325,329	343,821	348,660	375,384	338,397	357,175	332,957
Net fee income	67,614	64,888	65,511	65,576	74,713	72,864	70,504
Gains (losses) on financial transactions	37,034	32,085	39,412	45,272	33,923	39,298	50,358
Other operating income	(294)	480	1,831	(2,520)	3,104	367	2,419
Gross income	429,684	441,275	455,415	483,712	450,136	469,704	456,238
Operating expenses	(181,590)	(181,527)	(183,568)	(190,647)	(184,039)	(189,977)	(191,129)
General administrative expenses	(166,585)	(165,096)	(166,393)	(171,048)	(166,097)	(170,874)	(171,821)
Personnel	(98,758)	(106,658)	(105,004)	(106,459)	(97,904)	(107,097)	(107,651)
Other general administrative expenses	(67,827)	(58,438)	(61,389)	(64,589)	(68,193)	(63,778)	(64,170)
Depreciation and amortisation	(15,005)	(16,431)	(17,175)	(19,599)	(17,942)	(19,102)	(19,308)
Net operating income	248,094	259,748	271,847	293,065	266,097	279,727	265,110
Net loan-loss provisions	(84,383)	(97,590)	(107,930)	(93,949)	(85,110)	(89,381)	(81,474)
Other income	1,122	(391)	4,785	(25,975)	1,438	4,750	8,384
Underlying profit before taxes	164,833	161,767	168,702	173,141	182,425	195,096	192,020
Tax on profit	(31,008)	(23,567)	(31,005)	(33,290)	(32,967)	(36,336)	(34,276)
Underlying profit from continuing operations	133,824	138,200	137,697	139,851	149,458	158,760	157,744
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	133,824	138,200	137,697	139,851	149,458	158,760	157,744
Minority interests	39,853	41,760	42,527	41,620	46,662	49,857	49,906
Underlying attributable profit to the Group	93,971	96,441	95,170	98,231	102,796	108,904	107,839
Net capital gains and provisions	—	—	—	—	—	—	—
Attributable profit to the Group	93,971	96,441	95,170	98,231	102,796	108,904	107,839

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	25,444,315	26,025,341	26,324,073	26,650,173	27,090,035	26,752,278	27,356,757
Cash, central banks and credit institutions	4,042,699	4,634,225	3,908,055	4,214,140	4,088,243	2,999,666	3,010,321
Debt securities	2,838,770	2,775,866	3,079,143	3,784,281	3,192,349	2,867,009	2,529,503
o/w: available for sale	2,683,401	2,388,312	2,838,304	3,387,294	2,806,374	2,168,245	2,050,244
Other financial assets	1,998,612	2,005,901	1,892,773	1,750,803	1,776,298	1,668,313	1,695,108
Other assets	1,448,439	1,428,450	1,432,131	1,461,434	1,468,154	1,350,601	1,395,924
Total assets	35,772,836	36,869,784	36,636,175	37,860,830	37,615,078	35,637,866	35,987,613
Customer deposits	18,828,541	18,888,392	18,677,990	19,329,985	18,710,110	19,131,139	19,481,647
Central banks and credit institutions	4,796,453	5,382,135	4,975,999	5,074,896	4,743,311	3,751,737	3,198,188
Debt securities issued	5,555,623	6,203,020	6,723,315	7,199,090	7,286,791	6,579,784	6,406,004
Other financial liabilities	2,313,004	2,430,858	2,156,011	1,977,197	2,403,501	2,015,387	2,489,788
Other liabilities	884,425	819,257	811,973	867,395	865,297	742,621	858,567
Total liabilities	32,378,046	33,723,662	33,345,288	34,448,564	34,009,009	32,220,668	32,434,194
Total equity	3,394,789	3,146,121	3,290,887	3,412,267	3,606,069	3,417,198	3,553,420
Other managed and marketed customer funds	5,388,674	5,926,964	7,292,631	7,007,472	7,490,536	7,659,648	7,695,326
Mutual funds	3,874,931	4,128,341	5,464,596	5,180,724	5,664,324	5,754,836	5,708,103
Pension funds	—	—	—	—	—	—	—
Managed portfolios	1,513,743	1,798,623	1,828,035	1,826,748	1,826,212	1,904,812	1,987,224
Pro memoria:
Gross customer loans w/o repos	26,184,564	26,772,960	27,103,318	27,455,108	27,887,238	27,544,087	28,129,752
Funds (customer deposits w/o repos + mutual funds)	22,660,754	22,993,327	24,099,193	24,454,122	24,337,742	24,755,149	25,061,903

USA (Ex-Popular)

€ million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	4,296	4,466	(170)	(3.8)
Net fee income	749	844	(96)	(11.3)
Gains (losses) on financial transactions	(1)	38	(39)	—
Other operating income	319	375	(56)	(14.9)
Gross income	5,363	5,723	(360)	(6.3)
Operating expenses	(2,425)	(2,335)	(91)	3.9
General administrative expenses	(2,181)	(2,105)	(76)	3.6
Personnel	(1,268)	(1,222)	(47)	3.8
Other general administrative expenses	(913)	(884)	(29)	3.3
Depreciation and amortisation	(244)	(229)	(15)	6.5
Net operating income	2,938	3,388	(451)	(13.3)
Net loan-loss provisions	(2,142)	(2,342)	200	(8.5)
Other income	(58)	(82)	23	(28.6)
Underlying profit before taxes	737	965	(228)	(23.6)
Tax on profit	(211)	(338)	127	(37.7)
Underlying profit from continuing operations	527	627	(100)	(16.0)
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	527	627	(100)	(16.0)
Minority interests	190	246	(56)	(22.9)
Underlying attributable profit to the Group	337	381	(44)	(11.5)
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	337	381	(44)	(11.5)

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	73,242	82,007	(8,765)	(10.7)
Cash, central banks and credit institutions	13,093	16,621	(3,528)	(21.2)
Debt securities	16,331	15,296	1,035	6.8
o/w: available for sale	14,338	13,776	562	4.1
Other financial assets	2,889	3,110	(221)	(7.1)
Other assets	12,381	12,733	(352)	(2.8)
Total assets	117,937	129,768	(11,831)	(9.1)
Customer deposits	52,877	60,166	(7,289)	(12.1)
Central banks and credit institutions	15,676	22,268	(6,592)	(29.6)
Debt securities issued	26,993	24,588	2,405	9.8
Other financial liabilities	2,720	2,377	343	14.4
Other liabilities	4,250	4,560	(310)	(6.8)
Total liabilities	102,516	113,959	(11,443)	(10.0)
Total equity	15,422	15,809	(388)	(2.5)
Other managed and marketed customer funds	17,136	19,699	(2,563)	(13.0)
Mutual funds	8,334	6,958	1,376	19.8
Pension funds	—	—	—	—
Managed portfolios	8,801	12,740	(3,939)	(30.9)
Pro memoria:
Gross customer loans w/o repos	76,725	86,042	(9,317)	(10.8)
Funds (customer deposits w/o repos + mutual funds)	60,916	66,824	(5,908)	(8.8)
Ratios (%) and other data
Underlying RoTE	3.42	4.07	(0.65 p. )
Efficiency ratio (with amortisations)	45.2	40.8	4.43 p.
NPL ratio	2.56	2.24	0.32 p.
Coverage ratio	187.5	216.2	(28.70 p. )
Number of employees	17,566	17,569	(3)	(0.0)
Number of branches	694	766	(72)	(9.4)

USA (Ex-Popular)

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	1,548	1,462	1,456	1,451	1,489	1,488	1,319
Net fee income	283	293	268	257	273	250	226
Gains (losses) on financial transactions	20	8	10	(16)	(5)	25	(21)
Other operating income	116	126	133	117	122	117	80
Gross income	1,968	1,888	1,867	1,809	1,879	1,880	1,604
Operating expenses	(777)	(774)	(784)	(864)	(837)	(845)	(743)
General administrative expenses	(703)	(697)	(706)	(777)	(757)	(758)	(666)
Personnel	(416)	(400)	(406)	(414)	(445)	(428)	(396)
Other general administrative expenses	(287)	(297)	(299)	(363)	(312)	(330)	(270)
Depreciation and amortisation	(74)	(77)	(78)	(87)	(80)	(87)	(77)
Net operating income	1,191	1,114	1,083	946	1,042	1,035	861
Net loan-loss provisions	(861)	(704)	(776)	(867)	(811)	(697)	(634)
Other income	(66)	(13)	(3)	(8)	(32)	(24)	(2)
Underlying profit before taxes	264	397	304	71	199	314	225
Tax on profit	(103)	(143)	(91)	(17)	(61)	(79)	(70)
Underlying profit from continuing operations	160	253	213	54	138	235	154
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	160	253	213	54	138	235	154
Minority interests	79	95	72	40	43	86	61
Underlying attributable profit to the Group	82	159	141	14	95	149	93
Net capital gains and provisions*	—	—	—	(32)	—	—	—
Attributable profit to the Group	82	159	141	(19)	95	149	93

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	80,836	83,144	82,007	85,389	81,841	76,676	73,242
Cash, central banks and credit institutions	20,785	17,625	16,621	16,970	20,457	15,552	13,093
Debt securities	19,108	18,714	15,296	17,940	19,059	17,819	16,331
o/w: available for sale	17,383	16,957	13,776	15,437	16,704	15,667	14,338
Other financial assets	3,103	3,146	3,110	3,566	3,041	2,757	2,889
Other assets	12,037	12,576	12,733	13,526	13,269	12,673	12,381
Total assets	135,868	135,205	129,768	137,390	137,669	125,477	117,937
Customer deposits	59,526	59,382	60,166	64,460	63,101	55,491	52,877
Central banks and credit institutions	32,039	26,738	22,268	22,264	22,240	19,476	15,676
Debt securities issued	22,413	25,933	24,588	26,340	28,241	27,188	26,993
Other financial liabilities	2,613	2,867	2,377	2,907	3,032	3,194	2,720
Other liabilities	4,286	4,553	4,560	4,770	4,493	4,358	4,250
Total liabilities	120,877	119,473	113,959	120,740	121,108	109,707	102,516
Total equity	14,991	15,732	15,809	16,650	16,561	15,770	15,422
Other managed and marketed customer funds	18,293	19,212	19,699	18,827	18,423	17,223	17,136
Mutual funds	6,813	6,979	6,958	9,947	8,986	8,459	8,334
Pension funds	—	—	—	—	—	—	—
Managed portfolios	11,481	12,233	12,740	8,880	9,437	8,764	8,801
Pro memoria:
Gross customer loans w/o repos	84,897	87,467	86,042	89,638	85,906	80,370	76,725
Funds (customer deposits w/o repos + mutual funds)	65,983	66,113	66,824	74,166	71,818	63,745	60,916
Other information
NPL ratio	2.19	2.24	2.24	2.28	2.43	2.64	2.56
Coverage ratio	221.1	220.6	216.2	214.4	202.4	183.1	187.5
Cost of credit	3.85	3.77	3.80	3.68	3.63	3.65	3.57

(*).- In 4Q’16 restatement Santander Consumer USA.

USA (Ex-Popular)

Constant € million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	4,296	4,483	(187)	(4.2)
Net fee income	749	848	(99)	(11.7)
Gains (losses) on financial transactions	(1)	38	(39)	—
Other operating income	319	376	(57)	(15.2)
Gross income	5,363	5,745	(382)	(6.7)
Operating expenses	(2,425)	(2,344)	(82)	3.5
General administrative expenses	(2,181)	(2,113)	(68)	3.2
Personnel	(1,268)	(1,226)	(42)	3.4
Other general administrative expenses	(913)	(887)	(26)	2.9
Depreciation and amortisation	(244)	(230)	(14)	6.0
Net operating income	2,938	3,401	(464)	(13.6)
Net loan-loss provisions	(2,142)	(2,351)	209	(8.9)
Other income	(58)	(82)	24	(28.8)
Underlying profit before taxes	737	969	(231)	(23.9)
Tax on profit	(211)	(339)	129	(37.9)
Underlying profit from continuing operations	527	629	(103)	(16.3)
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	527	629	(103)	(16.3)
Minority interests	190	247	(57)	(23.2)
Underlying attributable profit to the Group	337	383	(45)	(11.9)
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	337	383	(45)	(11.9)

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	73,242	77,527	(4,285)	(5.5)
Cash, central banks and credit institutions	13,093	15,713	(2,620)	(16.7)
Debt securities	16,331	14,460	1,871	12.9
o/w: available for sale	14,338	13,023	1,315	10.1
Other financial assets	2,889	2,940	(51)	(1.7)
Other assets	12,381	12,038	344	2.9
Total assets	117,937	122,678	(4,741)	(3.9)
Customer deposits	52,877	56,879	(4,002)	(7.0)
Central banks and credit institutions	15,676	21,051	(5,376)	(25.5)
Debt securities issued	26,993	23,245	3,748	16.1
Other financial liabilities	2,720	2,247	473	21.0
Other liabilities	4,250	4,310	(60)	(1.4)
Total liabilities	102,516	107,733	(5,217)	(4.8)
Total equity	15,422	14,946	476	3.2
Other managed and marketed customer funds	17,136	18,623	(1,487)	(8.0)
Mutual funds	8,334	6,578	1,756	26.7
Pension funds	—	—	—	—
Managed portfolios	8,801	12,044	(3,243)	(26.9)
Pro memoria:
Gross customer loans w/o repos	76,725	81,341	(4,616)	(5.7)
Funds (customer deposits w/o repos + mutual funds)	60,916	63,174	(2,257)	(3.6)

USA (Ex-Popular)

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	1,535	1,486	1,462	1,404	1,427	1,472	1,398
Net fee income	281	298	269	249	262	248	239
Gains (losses) on financial transactions	20	8	10	(16)	(5)	25	(20)
Other operating income	115	127	134	113	117	116	86
Gross income	1,951	1,919	1,875	1,750	1,800	1,860	1,703
Operating expenses	(770)	(786)	(787)	(839)	(802)	(836)	(787)
General administrative expenses	(697)	(708)	(709)	(755)	(725)	(750)	(706)
Personnel	(412)	(406)	(408)	(401)	(426)	(423)	(419)
Other general administrative expenses	(285)	(302)	(301)	(353)	(299)	(327)	(287)
Depreciation and amortisation	(73)	(79)	(78)	(84)	(77)	(86)	(81)
Net operating income	1,180	1,133	1,088	911	998	1,024	916
Net loan-loss provisions	(854)	(717)	(780)	(842)	(776)	(691)	(674)
Other income	(65)	(14)	(3)	(7)	(31)	(24)	(3)
Underlying profit before taxes	262	401	306	62	191	309	238
Tax on profit	(103)	(145)	(91)	(14)	(59)	(78)	(74)
Underlying profit from continuing operations	159	256	214	49	132	231	164
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	159	256	214	49	132	231	164
Minority interests	78	96	73	38	41	85	64
Underlying attributable profit to the Group	81	160	142	10	91	146	100
Net capital gains and provisions*	—	—	—	(32)	—	—	—
Attributable profit to the Group	81	160	142	(22)	91	146	100

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	77,953	78,186	77,527	76,240	74,112	74,117	73,242
Cash, central banks and credit institutions	20,044	16,574	15,713	15,152	18,525	15,033	13,093
Debt securities	18,426	17,598	14,460	16,017	17,259	17,224	16,331
o/w: available for sale	16,763	15,946	13,023	13,783	15,126	15,144	14,338
Other financial assets	2,992	2,958	2,940	3,183	2,754	2,665	2,889
Other assets	11,608	11,826	12,038	12,076	12,016	12,250	12,381
Total assets	131,023	127,143	122,678	122,669	124,667	121,289	117,937
Customer deposits	57,404	55,841	56,879	57,553	57,142	53,639	52,877
Central banks and credit institutions	30,896	25,144	21,051	19,878	20,140	18,826	15,676
Debt securities issued	21,614	24,387	23,245	23,517	25,574	26,281	26,993
Other financial liabilities	2,520	2,696	2,247	2,596	2,746	3,087	2,720
Other liabilities	4,133	4,282	4,310	4,259	4,069	4,212	4,250
Total liabilities	116,567	112,349	107,733	107,803	109,670	106,045	102,516
Total equity	14,457	14,794	14,946	14,866	14,997	15,244	15,422
Other managed and marketed customer funds	17,641	18,067	18,623	16,810	16,683	16,648	17,136
Mutual funds	6,570	6,563	6,578	8,881	8,137	8,177	8,334
Pension funds	—	—	—	—	—	—	—
Managed portfolios	11,071	11,504	12,044	7,928	8,546	8,471	8,801
Pro memoria:
Gross customer loans w/o repos	81,870	82,251	81,341	80,034	77,793	77,687	76,725
Funds (customer deposits w/o repos + mutual funds)	63,630	62,170	63,174	66,219	65,035	61,618	60,916

(*).- In 4Q’16 restatement Santander Consumer USA.

USA (Ex-Popular)

US$ million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	4,776	4,984	(208)	(4.2)
Net fee income	832	942	(110)	(11.7)
Gains (losses) on financial transactions	(1)	42	(43)	—
Other operating income	355	418	(63)	(15.2)
Gross income	5,962	6,386	(425)	(6.7)
Operating expenses	(2,696)	(2,605)	(91)	3.5
General administrative expenses	(2,425)	(2,349)	(75)	3.2
Personnel	(1,410)	(1,363)	(46)	3.4
Other general administrative expenses	(1,015)	(986)	(29)	2.9
Depreciation and amortisation	(271)	(256)	(15)	6.0
Net operating income	3,266	3,781	(516)	(13.6)
Net loan-loss provisions	(2,381)	(2,613)	232	(8.9)
Other income	(65)	(91)	26	(28.8)
Underlying profit before taxes	820	1,077	(257)	(23.9)
Tax on profit	(234)	(377)	143	(37.9)
Underlying profit from continuing operations	585	700	(114)	(16.3)
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	585	700	(114)	(16.3)
Minority interests	211	274	(64)	(23.2)
Underlying attributable profit to the Group	375	425	(51)	(11.9)
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	375	425	(51)	(11.9)

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Customer loans	86,470	91,528	(5,058)	(5.5)
Cash, central banks and credit institutions	15,458	18,551	(3,093)	(16.7)
Debt securities	19,281	17,072	2,209	12.9
o/w: available for sale	16,927	15,375	1,552	10.1
Other financial assets	3,411	3,471	(60)	(1.7)
Other assets	14,617	14,211	406	2.9
Total assets	139,237	144,834	(5,597)	(3.9)
Customer deposits	62,427	67,151	(4,725)	(7.0)
Central banks and credit institutions	18,507	24,853	(6,346)	(25.5)
Debt securities issued	31,867	27,443	4,425	16.1
Other financial liabilities	3,211	2,653	558	21.0
Other liabilities	5,018	5,089	(71)	(1.4)
Total liabilities	121,030	127,189	(6,159)	(4.8)
Total equity	18,207	17,645	562	3.2
Other managed and marketed customer funds	20,230	21,986	(1,755)	(8.0)
Mutual funds	9,840	7,766	2,073	26.7
Pension funds	—	—	—	—
Managed portfolios	10,391	14,220	(3,829)	(26.9)
Pro memoria:
Gross customer loans w/o repos	90,582	96,031	(5,449)	(5.7)
Funds (customer deposits w/o repos + mutual funds)	71,918	74,583	(2,665)	(3.6)

USA (Ex-Popular)

US$ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	1,706	1,652	1,625	1,561	1,586	1,636	1,553
Net fee income	312	331	299	276	291	275	266
Gains (losses) on financial transactions	23	9	11	(18)	(6)	27	(23)
Other operating income	128	142	149	125	130	129	96
Gross income	2,168	2,133	2,085	1,945	2,001	2,068	1,893
Operating expenses	(856)	(874)	(875)	(932)	(891)	(929)	(875)
General administrative expenses	(775)	(787)	(788)	(839)	(806)	(834)	(785)
Personnel	(458)	(452)	(454)	(446)	(474)	(471)	(465)
Other general administrative expenses	(317)	(335)	(334)	(393)	(333)	(363)	(319)
Depreciation and amortisation	(82)	(87)	(87)	(93)	(85)	(95)	(91)
Net operating income	1,312	1,259	1,210	1,013	1,109	1,138	1,018
Net loan-loss provisions	(949)	(797)	(867)	(935)	(863)	(768)	(749)
Other income	(72)	(16)	(3)	(8)	(34)	(27)	(4)
Underlying profit before taxes	291	446	340	69	212	343	265
Tax on profit	(114)	(161)	(102)	(15)	(65)	(86)	(82)
Underlying profit from continuing operations	177	285	238	54	147	257	182
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	177	285	238	54	147	257	182
Minority interests	87	107	81	42	45	94	71
Underlying attributable profit to the Group	90	178	157	12	101	163	111
Net capital gains and provisions*	—	—	—	(36)	—	—	—
Attributable profit to the Group	90	178	157	(24)	101	163	111

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Customer loans	92,031	92,307	91,528	90,009	87,497	87,503	86,470
Cash, central banks and credit institutions	23,664	19,567	18,551	17,888	21,871	17,748	15,458
Debt securities	21,754	20,776	17,072	18,910	20,376	20,335	19,281
o/w: available for sale	19,790	18,826	15,375	16,273	17,858	17,879	16,927
Other financial assets	3,532	3,492	3,471	3,758	3,251	3,146	3,411
Other assets	13,705	13,962	14,211	14,257	14,186	14,463	14,617
Total assets	154,686	150,105	144,834	144,822	147,182	143,194	139,237
Customer deposits	67,771	65,926	67,151	67,947	67,461	63,326	62,427
Central banks and credit institutions	36,476	29,685	24,853	23,468	23,777	22,226	18,507
Debt securities issued	25,517	28,791	27,443	27,765	30,193	31,027	31,867
Other financial liabilities	2,975	3,183	2,653	3,064	3,242	3,645	3,211
Other liabilities	4,879	5,055	5,089	5,028	4,803	4,973	5,018
Total liabilities	137,618	132,639	127,189	127,272	129,477	125,197	121,030
Total equity	17,067	17,466	17,645	17,550	17,705	17,997	18,207
Other managed and marketed customer funds	20,827	21,330	21,986	19,845	19,696	19,655	20,230
Mutual funds	7,756	7,748	7,766	10,485	9,607	9,653	9,840
Pension funds	—	—	—	—	—	—	—
Managed portfolios	13,071	13,581	14,220	9,360	10,089	10,001	10,391
Pro memoria:
Gross customer loans w/o repos	96,656	97,106	96,031	94,488	91,842	91,718	90,582
Funds (customer deposits w/o repos + mutual funds)	75,122	73,398	74,583	78,178	76,781	72,746	71,918

(*).- In 4Q’16 restatement Santander Consumer USA.

Corporate Centre

€ million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	(628)	(550)	(78)	14.1
Net fee income	(21)	(17)	(4)	21.7
Gains (losses) on financial transactions	(257)	(196)	(61)	31.1
Other operating income	(76)	(21)	(55)	258.1
Gross income	(981)	(784)	(197)	25.1
Operating expenses	(356)	(351)	(5)	1.6
Net operating income	(1,337)	(1,135)	(202)	17.8
Net loan-loss provisions	(37)	1	(38)	—
Other income	(139)	(118)	(20)	17.2
Underlying profit before taxes	(1,513)	(1,252)	(261)	20.9
Tax on profit	1	102	(102)	(99.5)
Underlying profit from continuing operations	(1,512)	(1,149)	(363)	31.6
Net profit from discontinued operations	—	0	(0)	(100.0)
Underlying consolidated profit	(1,512)	(1,149)	(363)	31.6
Minority interests	(1)	(9)	8	(88.5)
Underlying attributable profit to the Group	(1,511)	(1,140)	(371)	32.5
Net capital gains and provisions*	(130)	(186)	56	(30.1)
Attributable profit to the Group	(1,641)	(1,326)	(315)	23.7

			Change
	30.09.17	30.09.16	Amount	%
Balance sheet
Debt securities	1,488	1,259	229	18.2
Goodwill	25,855	26,143	(289)	(1.1)
Capital assigned to Group areas	85,441	78,615	6,826	8.7
Other financial assets	9,140	13,015	(3,875)	(29.8)
Other assets	14,485	15,416	(931)	(6.0)
Total assets	136,408	134,447	1,961	1.5
Debt securities issued	36,213	33,566	2,647	7.9
Other financial liabilities	856	3,731	(2,874)	(77.0)
Other liabilities	9,088	14,098	(5,010)	(35.5)
Total liabilities	46,157	51,394	(5,237)	(10.2)
Total equity	90,251	83,053	7,198	8.7
Other managed and marketed customer funds	3	—	3	—
Mutual funds	3	—	3	—
Pension funds	0	—	0	—
Managed portfolios	—	—	—	—
Resources
Number of employees	1,709	1,732	(23)	(1.3)

(*).- In 9M’17, charge for equity stakes an intangible assets. In 9M’16, restructuring costs.

Corporate Centre

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	(169)	(187)	(194)	(189)	(194)	(213)	(220)
Net fee income	(5)	(5)	(7)	(14)	(4)	(9)	(7)
Gains (losses) on financial transactions	(32)	(67)	(97)	(47)	(119)	(81)	(56)
Other operating income	(18)	15	(18)	(31)	(23)	(36)	(17)
Gross income	(223)	(244)	(316)	(282)	(341)	(340)	(300)
Operating expenses	(126)	(120)	(104)	(99)	(119)	(118)	(118)
Net operating income	(349)	(365)	(421)	(381)	(460)	(458)	(419)
Net loan-loss provisions	1	(5)	5	0	(5)	(11)	(22)
Other income	(5)	(55)	(59)	44	(32)	(53)	(54)
Underlying profit before taxes	(353)	(424)	(474)	(337)	(497)	(522)	(494)
Tax on profit	36	6	61	39	26	(40)	14
Underlying profit from continuing operations	(317)	(418)	(414)	(299)	(471)	(561)	(481)
Net profit from discontinued operations	—	0	(0)	0	—	—	—
Underlying consolidated profit	(317)	(418)	(414)	(298)	(471)	(561)	(481)
Minority interests	(6)	(0)	(2)	0	(3)	2	(0)
Underlying attributable profit to the Group	(311)	(418)	(412)	(299)	(468)	(563)	(480)
Net capital gains and provisions*	—	(186)	—	0	—	—	(130)
Attributable profit to the Group	(311)	(604)	(412)	(299)	(468)	(563)	(610)

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17
Balance sheet
Debt securities	3,178	3,287	1,259	1,374	781	2,009	1,488
Goodwill	26,209	26,536	26,143	26,724	26,939	26,070	25,855
Capital assigned to Group areas	82,637	79,973	78,615	78,537	83,902	79,992	85,441
Other financial assets	9,470	14,494	13,015	9,872	10,661	8,040	9,140
Other assets	14,761	15,654	15,416	15,648	15,115	14,814	14,485
Total assets	136,255	139,944	134,447	132,154	137,398	130,926	136,408
Debt securities issued	32,459	35,292	33,566	30,922	30,740	34,279	36,213
Other financial liabilities	4,903	4,877	3,731	4,042	2,469	2,095	856
Other liabilities	13,410	14,809	14,098	12,422	12,299	8,968	9,088
Total liabilities	50,772	54,978	51,394	47,387	45,507	45,342	46,157
Total equity	85,483	84,966	83,053	84,768	91,891	85,583	90,251
Other managed and marketed customer funds	—	—	—	—	52	53	3
Mutual funds	—	—	—	—	52	53	3
Pension funds	—	—	—	—	—	—	0
Managed portfolios	—	—	—	—	—	—	—

(*).- In 2Q’16, restructuring costs. In 3Q’17, charge for equity stakes an intangible assets

Retail Banking

€ million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	23,888	21,756	2,133	9.8
Net fee income	7,274	6,507	767	11.8
Gains (losses) on financial transactions	492	397	95	23.8
Other operating income	580	517	64	12.3
Gross income	32,235	29,177	3,058	10.5
Operating expenses	(14,500)	(13,663)	(837)	6.1
General administrative expenses	(13,134)	(12,454)	(680)	5.5
Personnel	(7,104)	(6,693)	(411)	6.1
Other general administrative expenses	(6,030)	(5,761)	(269)	4.7
Depreciation and amortisation	(1,366)	(1,209)	(157)	13.0
Net operating income	17,735	15,514	2,221	14.3
Net loan-loss provisions	(6,301)	(6,396)	94	(1.5)
Other income	(1,962)	(1,163)	(799)	68.7
Underlying profit before taxes	9,472	7,956	1,516	19.1
Tax on profit	(2,876)	(2,226)	(650)	29.2
Underlying profit from continuing operations	6,596	5,730	865	15.1
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	6,596	5,730	865	15.1
Minority interests	951	845	106	12.5
Underlying attributable profit to the Group	5,645	4,885	760	15.5
Net capital gains and provisions	(85)	(4)	(81)	—
Attributable profit to the Group	5,560	4,881	678	13.9

Retail Banking

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	7,187	7,220	7,348	7,588	7,948	8,096	7,844
Net fee income	2,056	2,182	2,269	2,297	2,448	2,457	2,369
Gains (losses) on financial transactions	182	86	130	303	225	157	110
Other operating income	175	136	206	36	185	173	223
Gross income	9,600	9,623	9,954	10,223	10,806	10,883	10,546
Operating expenses	(4,498)	(4,556)	(4,608)	(4,847)	(4,888)	(4,894)	(4,718)
General administrative expenses	(4,109)	(4,146)	(4,199)	(4,404)	(4,434)	(4,429)	(4,270)
Personnel	(2,197)	(2,234)	(2,262)	(2,356)	(2,397)	(2,390)	(2,317)
Other general administrative expenses	(1,912)	(1,912)	(1,937)	(2,048)	(2,037)	(2,040)	(1,953)
Depreciation and amortisation	(389)	(410)	(410)	(442)	(453)	(465)	(447)
Net operating income	5,102	5,067	5,345	5,376	5,918	5,989	5,828
Net loan-loss provisions	(2,161)	(1,957)	(2,278)	(2,299)	(2,242)	(1,998)	(2,062)
Other income	(415)	(433)	(314)	(524)	(686)	(746)	(530)
Underlying profit before taxes	2,525	2,677	2,754	2,553	2,991	3,244	3,236
Tax on profit	(684)	(770)	(771)	(661)	(920)	(933)	(1,023)
Underlying profit from continuing operations	1,842	1,906	1,982	1,892	2,070	2,312	2,214
Net profit from discontinued operations	—	0	(0)	—	—	—	—
Underlying consolidated profit	1,842	1,906	1,982	1,892	2,070	2,312	2,214
Minority interests	255	301	289	258	276	351	324
Underlying attributable profit to the Group	1,586	1,605	1,694	1,634	1,795	1,961	1,889
Net capital gains and provisions	—	(4)	—	(169)	—	—	(85)
Attributable profit to the Group	1,586	1,601	1,694	1,465	1,795	1,961	1,804

Retail Banking

Constant € million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	23,888	22,131	1,757	7.9
Net fee income	7,274	6,648	626	9.4
Gains (losses) on financial transactions	492	376	116	30.9
Other operating income	580	516	65	12.5
Gross income	32,235	29,671	2,564	8.6
Operating expenses	(14,500)	(13,833)	(667)	4.8
General administrative expenses	(13,134)	(12,609)	(525)	4.2
Personnel	(7,104)	(6,784)	(319)	4.7
Other general administrative expenses	(6,030)	(5,825)	(206)	3.5
Depreciation and amortisation	(1,366)	(1,224)	(142)	11.6
Net operating income	17,735	15,837	1,898	12.0
Net loan-loss provisions	(6,301)	(6,636)	335	(5.0)
Other income	(1,962)	(1,204)	(758)	63.0
Underlying profit before taxes	9,472	7,997	1,474	18.4
Tax on profit	(2,876)	(2,236)	(640)	28.6
Underlying profit from continuing operations	6,596	5,762	834	14.5
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	6,596	5,762	834	14.5
Minority interests	951	859	92	10.7
Underlying attributable profit to the Group	5,645	4,903	742	15.1
Net capital gains and provisions	(85)	(12)	(73)	618.4
Attributable profit to the Group	5,560	4,891	669	13.7

Retail Banking

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	7,394	7,358	7,380	7,549	7,735	8,041	8,113
Net fee income	2,128	2,237	2,282	2,299	2,384	2,441	2,449
Gains (losses) on financial transactions	157	77	142	306	222	157	113
Other operating income	174	137	205	30	178	173	230
Gross income	9,853	9,809	10,009	10,183	10,519	10,812	10,904
Operating expenses	(4,593)	(4,616)	(4,624)	(4,830)	(4,763)	(4,861)	(4,875)
General administrative expenses	(4,195)	(4,201)	(4,213)	(4,390)	(4,322)	(4,400)	(4,412)
Personnel	(2,246)	(2,268)	(2,270)	(2,347)	(2,335)	(2,374)	(2,394)
Other general administrative expenses	(1,949)	(1,933)	(1,942)	(2,043)	(1,987)	(2,025)	(2,018)
Depreciation and amortisation	(398)	(415)	(412)	(440)	(441)	(462)	(463)
Net operating income	5,261	5,193	5,384	5,353	5,755	5,951	6,029
Net loan-loss provisions	(2,292)	(2,036)	(2,308)	(2,295)	(2,163)	(1,988)	(2,150)
Other income	(447)	(450)	(307)	(522)	(665)	(742)	(555)
Underlying profit before taxes	2,521	2,707	2,769	2,537	2,927	3,220	3,324
Tax on profit	(676)	(783)	(777)	(655)	(898)	(927)	(1,051)
Underlying profit from continuing operations	1,845	1,924	1,992	1,882	2,029	2,293	2,273
Net profit from discontinued operations	—	0	(0)	—	—	—	—
Underlying consolidated profit	1,845	1,924	1,992	1,882	2,029	2,293	2,273
Minority interests	259	309	292	258	271	347	333
Underlying attributable profit to the Group	1,586	1,616	1,701	1,624	1,758	1,946	1,940
Net capital gains and provisions	—	(15)	3	(158)	—	—	(85)
Attributable profit to the Group	1,586	1,601	1,704	1,466	1,758	1,946	1,855

Global Corporate Banking

€ million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	1,891	1,822	69	3.8
Net fee income	1,234	1,052	182	17.3
Gains (losses) on financial transactions	1,038	1,109	(72)	(6.5)
Other operating income	151	166	(15)	(8.9)
Gross income	4,314	4,149	165	4.0
Operating expenses	(1,469)	(1,459)	(10)	0.7
General administrative expenses	(1,383)	(1,394)	11	(0.8)
Personnel	(854)	(821)	(33)	4.0
Other general administrative expenses	(528)	(573)	45	(7.8)
Depreciation and amortisation	(86)	(64)	(21)	33.3
Net operating income	2,845	2,691	155	5.7
Net loan-loss provisions	(483)	(603)	120	(19.9)
Other income	(41)	(39)	(3)	6.5
Underlying profit before taxes	2,320	2,048	272	13.3
Tax on profit	(669)	(596)	(73)	12.3
Underlying profit from continuing operations	1,651	1,453	199	13.7
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	1,651	1,453	199	13.7
Minority interests	150	126	25	19.6
Underlying attributable profit to the Group	1,501	1,327	174	13.1
Net capital gains and provisions	—	(58)	58	(100.0)
Attributable profit to the Group	1,501	1,268	232	18.3

Global Corporate Banking

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	618	547	657	706	656	625	610
Net fee income	345	373	334	355	399	438	397
Gains (losses) on financial transactions	354	348	408	147	467	211	360
Other operating income	38	97	31	123	43	101	7
Gross income	1,355	1,364	1,430	1,331	1,565	1,374	1,374
Operating expenses	(479)	(496)	(483)	(459)	(487)	(488)	(493)
General administrative expenses	(459)	(475)	(460)	(436)	(460)	(460)	(463)
Personnel	(270)	(277)	(274)	(276)	(286)	(281)	(287)
Other general administrative expenses	(189)	(198)	(186)	(159)	(173)	(179)	(177)
Depreciation and amortisation	(20)	(21)	(23)	(23)	(27)	(29)	(30)
Net operating income	875	868	947	872	1,078	886	881
Net loan-loss provisions	(223)	(192)	(188)	(55)	(132)	(238)	(113)
Other income	(1)	(32)	(6)	(37)	(14)	(5)	(22)
Underlying profit before taxes	651	644	753	781	932	643	745
Tax on profit	(189)	(186)	(221)	(192)	(265)	(185)	(219)
Underlying profit from continuing operations	462	458	532	589	667	459	526
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	462	458	532	589	667	459	526
Minority interests	41	38	46	48	57	44	49
Underlying attributable profit to the Group	421	420	486	541	610	414	476
Net capital gains and provisions	—	(58)	—	—	—	—	—
Attributable profit to the Group	421	361	486	541	610	414	476

Global Corporate Banking

Constant € million

			Change
	9M ‘17	9M ‘16	Amount	%
Income statement
Net interest income	1,891	1,867	24	1.3
Net fee income	1,234	1,064	170	15.9
Gains (losses) on financial transactions	1,038	1,133	(95)	(8.4)
Other operating income	151	168	(17)	(9.9)
Gross income	4,314	4,232	82	1.9
Operating expenses	(1,469)	(1,456)	(12)	0.8
General administrative expenses	(1,383)	(1,391)	8	(0.6)
Personnel	(854)	(824)	(30)	3.7
Other general administrative expenses	(528)	(566)	38	(6.7)
Depreciation and amortisation	(86)	(66)	(20)	30.9
Net operating income	2,845	2,776	69	2.5
Net loan-loss provisions	(483)	(644)	161	(24.9)
Other income	(41)	(38)	(3)	8.2
Underlying profit before taxes	2,320	2,094	227	10.8
Tax on profit	(669)	(609)	(60)	9.9
Underlying profit from continuing operations	1,651	1,485	167	11.2
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	1,651	1,485	167	11.2
Minority interests	150	133	17	12.9
Underlying attributable profit to the Group	1,501	1,351	149	11.1
Net capital gains and provisions	—	(58)	58	(100.0)
Attributable profit to the Group	1,501	1,293	208	16.1

Global Corporate Banking

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17
Income statement
Net interest income	649	555	663	706	639	622	629
Net fee income	352	378	334	353	391	435	408
Gains (losses) on financial transactions	368	360	404	131	453	211	374
Other operating income	39	99	30	127	42	101	8
Gross income	1,408	1,393	1,431	1,318	1,525	1,368	1,420
Operating expenses	(480)	(495)	(482)	(457)	(478)	(484)	(507)
General administrative expenses	(459)	(473)	(459)	(434)	(451)	(456)	(476)
Personnel	(272)	(278)	(274)	(275)	(280)	(279)	(295)
Other general administrative expenses	(186)	(195)	(185)	(158)	(171)	(177)	(181)
Depreciation and amortisation	(21)	(22)	(23)	(23)	(27)	(28)	(31)
Net operating income	928	898	949	861	1,047	884	914
Net loan-loss provisions	(238)	(212)	(194)	(51)	(130)	(235)	(118)
Other income	(1)	(31)	(6)	(38)	(14)	(5)	(23)
Underlying profit before taxes	689	655	749	773	904	644	773
Tax on profit	(201)	(189)	(220)	(186)	(257)	(185)	(228)
Underlying profit from continuing operations	489	466	530	586	647	459	545
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	489	466	530	586	647	459	545
Minority interests	46	40	47	48	55	44	51
Underlying attributable profit to the Group	443	426	483	538	592	415	494
Net capital gains and provisions	—	(58)	—	—	—	—	—
Attributable profit to the Group	443	367	483	538	592	415	494

NPL ratio

%

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17

Continental Europe	7.08	6.84	6.43	5.92	5.62	5.11	4.95
Spain	6.36	6.06	5.82	5.41	5.22	4.99	4.99
Santander Consumer Finance	3.28	2.95	2.86	2.68	2.62	2.61	2.60
Poland	5.93	5.84	5.71	5.42	5.20	4.66	4.70
Portugal	8.55	10.46	9.40	8.81	8.47	7.67	6.93
United Kingdom	1.49	1.47	1.47	1.41	1.31	1.23	1.32
Latin America	4.88	4.98	4.94	4.81	4.50	4.44	4.45
Brazil	5.93	6.11	6.12	5.90	5.36	5.36	5.32
Mexico	3.06	3.01	2.95	2.76	2.77	2.58	2.56
Chile	5.45	5.28	5.12	5.05	4.93	5.00	4.95
USA	2.19	2.24	2.24	2.28	2.43	2.64	2.56
Operating Areas	4.36	4.32	4.19	3.95	3.77	3.57	3.53
Total Group	4.33	4.29	4.15	3.93	3.74	3.55	3.51

NOTE:	In June 2017, including Popular: Total Group: 5.37% In September 2017, including Popular: Total Group: X.XX%

Coverage ratio

%

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17

Continental Europe	65.4	61.3	61.3	60.0	60.6	58.7	58.1
Spain	50.2	47.6	47.6	48.3	49.1	46.0	45.2
Santander Consumer Finance	111.9	110.6	110.7	109.1	108.9	106.5	104.3
Poland	67.0	65.8	68.9	61.0	61.2	67.5	67.6
Portugal	87.7	61.9	57.8	63.7	61.7	59.8	60.4
United Kingdom	36.5	36.5	36.0	32.9	33.8	32.6	31.5
Latin America	79.7	81.4	84.5	87.3	90.5	89.1	89.9
Brazil	83.7	85.3	89.3	93.1	98.1	95.5	97.6
Mexico	97.5	102.3	101.9	103.8	104.8	113.8	110.3
Chile	54.6	55.5	58.1	59.1	58.9	58.2	58.5
USA	221.1	220.6	216.2	214.4	202.4	183.1	187.5
Operating Areas	73.3	72.0	72.8	73.5	74.6	72.6	72.1
Total Group	74.0	72.5	72.7	73.8	74.6	72.7	72.3

NOTE:	In June 2017, including Popular: Total Group: 67.7% In September 2017, including Popular: Total Group: XX.X%

Cost of credit

%

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17

Continental Europe	0.60	0.51	0.46	0.44	0.38	0.37	0.34
Spain	0.54	0.45	0.41	0.37	0.33	0.33	0.31
Santander Consumer Finance	0.64	0.55	0.49	0.47	0.39	0.37	0.34
Poland	0.82	0.75	0.76	0.70	0.66	0.65	0.61
Portugal	0.28	0.21	0.17	0.18	0.07	0.03	0.03
United Kingdom	0.01	0.03	0.05	0.02	0.03	0.02	0.03
Latin America	3.39	3.41	3.42	3.37	3.36	3.37	3.27
Brazil	4.63	4.71	4.87	4.89	4.84	4.79	4.55
Mexico	2.95	2.96	2.86	2.86	2.94	3.01	3.14
Chile	1.58	1.59	1.55	1.43	1.42	1.37	1.27
USA	3.85	3.77	3.80	3.68	3.63	3.65	3.57
Operating Areas	1.24	1.20	1.20	1.19	1.18	1.19	1.15
Total Group	1.22	1.19	1.19	1.18	1.17	1.19	1.15

NOTE:	In June 2017, including Popular: Total Group: 1.17% In September 2017, including Popular: Total Group: X.XX%

Risk-weighted assets

€ million

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17	30.06.17	30.09.17

Continental Europe	218,694	222,774	223,678	222,365	223,129	221,210	218,369
Spain	101,302	102,302	101,364	102,896	104,189	101,118	99,047
Santander Consumer Finance	57,186	60,068	62,094	63,226	62,954	64,548	64,852
Poland	17,653	17,617	17,810	17,430	18,153	18,373	18,307
Portugal	19,654	19,250	18,778	18,963	19,063	18,528	18,127
Spain’s real estate activity	15,328	15,865	15,693	11,837	9,911	9,998	9,199
United Kingdom	111,321	108,624	104,057	98,789	100,348	98,874	98,634
Latin America	144,179	155,925	154,706	163,016	174,334	161,968	161,122
Brazil	75,500	86,059	84,898	90,217	94,336	87,000	87,192
Mexico	26,717	25,780	25,007	25,299	28,148	25,949	25,294
Chile	28,805	30,397	30,671	32,661	33,510	31,292	31,812
USA	83,938	85,334	83,124	86,374	84,278	77,944	75,193
Operating Areas	558,132	572,657	565,565	570,544	582,089	559,996	553,318
Corporate Centre	13,827	13,363	15,258	17,545	15,034	16,951	17,881
Total Group	571,959	586,020	580,823	588,089	597,123	576,947	571,199

NOTE:	In June 2017, including Popular: Total Group: €630,129 million In September 2017, including Popular: Total Group: €622,548 million

Banco Popular

€ million

	2T17*	3T17	9M 17*
Income statement
Net interest income	109	456	565
Net fee income	31	128	159
Gains (losses) on financial transactions	(1)	10	9
Other operating income	0	40	41
Gross income	139	634	774
Operating expenses	(96)	(388)	(484)
General administrative expenses	(87)	(339)	(426)
Personnel	(45)	(177)	(222)
Other general administrative expenses	(42)	(162)	(204)
Depreciation and amortisation	(9)	(49)	(58)
Net operating income	43	247	290
Net loan-loss provisions	(8)	(38)	(46)
Other income	(20)	8	(12)
Underlying profit before taxes	15	216	231
Tax on profit	(5)	(49)	(53)
Underlying profit from continuing operations	11	167	178
Net profit from discontinued operations	—	—	—
Underlying consolidated profit	11	167	178
Minority interests	—	(0)	(0)
Underlying attributable profit to the Group	11	168	178
Net capital gains and provisions **	—	(300)	(300)
Attributable profit to the Group	11	(132)	(122)

(*).- Results consolidated into Grupo Santander as of 7 June 2017.

	30.06.17	30.09.17
Balance sheet
Customer loans	82,589	75,751
Cash, central banks and credit institutions	12,538	15,392
Debt securities	19,394	18,818
o/w: available for sale	17,929	16,686
Other financial assets	1,971	1,755
Other assets	15,224	18,270
Total assets	131,716	129,985
Customer deposits	64,814	69,842
Central banks and credit institutions	47,137	35,333
Debt securities issued	11,915	10,861
Other financial liabilities	2,596	2,134
Other liabilities	5,262	5,004
Total liabilities	131,723	123,174
Total equity	(7)	6,789
Other managed and marketed customer funds	18,121	16,854
Mutual funds	10,003	9,731
Pension funds	4,737	4,692
Managed portfolios and insurance premiums	3,381	2,431
Pro memoria:
Gross customer loans w/o repos	93,101	79,573
Funds (customer deposits w/o repos + mutual funds)	70,570	79,240

Item 4

26 October 2017 9M’17 Earnings Presentation José Antonio Álvarez, CEO José García Cantera, CFO

Important information Banco Santander, S.A. (“Santander”) cautions that this presentation contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RORAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, industry, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. Numerous factors, including those reflected in the Annual Report on Form 20-F filed with the Securities and Exchange Commission of the United States of America (the “SEC”) –under “Key Information-Risk Factors”- and in the Documento de Registro de Acciones filed with the Spanish Securities Market Commission (the “CNMV”) –under “Factores de Riesgo”- could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially fromthose in the forward-looking statements. Forward-looking statements speak only as of the date of this presentation and are based on the knowledge, information available and views taken on such date; such knowledge, information and views maychange at anytime.Santander does not undertake anyobligationto update or revise anyforward-lookingstatement, whether as aresult of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant anyfuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. No investment activity should be undertaken on the basis of the information contained in this presentation.Inmakingthis presentation available, Santander gives no advice andmakes norecommendation to buy,sell or otherwise deal inshares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily matchor exceed those ofany prior year. Nothing inthis presentation should be construed asaprofit forecast. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially fromthose ofsuch subsidiaries. 2

ImportantInformation In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this presentation includes certain alternative performance measures as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/2015/1415es) as well as Non-IFRS measures. The APMs and Non-IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited. These APMs and Non-IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS. Moreover, the way the Santander Group defines andcalculates theseAPMs andNon-IFRS Measures maydiffer tothe waythese arecalculated byother companies that usesimilar measures, and therefore they may not be comparable. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFR, see Section 26 of the Documento de Registro de Acciones for Banco Santander filed with the CNMV on July 4, 2017 (available on theWeb page of the CNMV -www.cnmv.es- and at Banco Santander -www.santander.com) and Item 3A of the Annual Report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission on March 31, 2017 (the “Form 20-F”). For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see note 2(a) to our consolidated financial statements on Form 20-F and to our consolidated financial statements available on the CNMV’s website (www.cnmv.es) and on Banco Santander’s website (www.santander.com). 3

Content Group performance 9M´17 Business areas performance 9M´17 Concluding remarks Appendix Glossary

9M´17 FINANCIAL HIGHLIGHTS – Group including Popular 9M´17 / 9M´16 change Improving profitability and financials per share together with a higher capital ratio Attributable profit €5,077 mill.;+10% Strong and high quality profit growth Underlying att. profit1 €5,592 mill.; +14% (constant euros) Improved capital adequacy and FL CET1 10.80% profitability Underlying RoTE 11.8% Committed to generating value EPS €0.316; +6% for shareholders TNAV/share €4.20; +2% 5 (1) 9M’17 including integration costs and other (details on slide 5). 9M´16 including capital gains from the disposal of the stake in Visa Europe and restructuring costs

9M´17 FINANCIAL HIGHLIGHTS – Group excluding Popular 9M´17 / 9M´16 change More loyal and digital customers levered on enhanced customer experience, drive growth in NII, fee income, volumes and credit quality Loyal customers: 16.5 million 1 25,124 NII € mill.;+7%—15.1 million individuals and 1.4 million companies Fee income1 €8,489 mill.; +10% Individuals +1.6 mill. +12% Companies +151k +12% Loans1 +1% Digital customers: 24.2 million Customer funds1 +8%—13.9 million mobile Digital +4.1 mill. +20% NPL ratio 3.51%; -64 bps Mobile +4.5 mill. +47% Costof credit 1.15%; -4 bps 6 (1) % changein constanteuros

9M’17 P&L – One-off items and profit reconciliation 3Q’17 profit impacted by several one-offs, primarily related to integrations 3Q’17 Profit € million 515 1,976 1,461 +20%1 Non-recurring items YoY (€ million, net of tax) • Popular’sintegration process -300 3Q’17 Attr. Non-recurring 3Q’17 Underlying profit profit • Germany’s integration process -85 9M’17 Profit • Equity stakes, intangible assets € million 515 5,592 and other -130 5,077 • Total -515 +14%1 YoY 9M’17 Attr. Non-recurring 9M’17 Underlying profit profit 7 (1) % change in constant euros

9M’17 P&L – P&L breakdown Excellent quality and strong top-line growth % / 9M’16 9M’17 w/o Popular Like-for-like basis (w/o Popular) € million Total w/o Constant Group Popular Popular Euros euros Gross income 36,330 774 35,556 9.2 7.3 NII: +7% Revenue growth driven by Fees: +10% Operating expenses -16,957 -484 -16,474 5.4 4.2 Net operating income 19,373 290 19,083 12.7 10.1 Loan-loss provisions -6,930 -46 -6,883 -3.2 -6.9 C/I ratio: 46.3% (-1.7 pp) Underlying PBT 10,175 231 9,944 17.7 16.5 Taxes -3,497 -53 -3,444 31.0 29.8 Cost of credit: 1.15% (-4 bps) Underlying attrib. profit 5,592 178 5,414 11.5 10.6 Non-recurring1 -515 -300 -215 -13.4 -16.1 Attributable profit 5,077 -122 5,199 12.9 12.0 8 (1) 9M’17 includedintegration costsand others(detailsonpage 5). 9M´16 included capital gains from the disposal of the stake in Visa Europe and restructuring costs

9M’17 P&L – P&L breakdown Solid profit growth across the board Underlying attributable profit Underlying attributable profit in core units 9M´17 Constant € million € million and % change / 9M´16 in constant euros Popular Brazil 1,902 +34% 2,045 UK 1,201 +8% 1,813 167 1,754 1,734 1,657 1,699 SCF SCF 943 +14% 11 1,541 1,878 1,723 Spain 914 +16% Mexico 532 +19% Chile 440 +12% USA 337 -12% 1Q’16 2Q 3Q 4Q 1Q’17 2Q 3Q Portugal 336 +15% Argentina 263 +17% Underlying attributable profit Poland 219 +3% € million 1,633 1,526 1,695 1,766 1,867 1,7491 1,9761 Popular 178 n.a. 9 Note: Contribution to the SRF (net of taxes) recorded in 2Q’16 (-€120 mill.) and 2Q’17 (-€146 mill.) (1) Excluding Popular 2Q’17 (€1,738 million) and 3Q’17 (€1,809 million)

9M’17 P&L – Revenues excluding Popular Gross income rose in 8 of 10 units driven by strong recurring customer revenues Gross income € million Net interest income 8,512 8,172 1,710 793 -89 35,556 7,862 7,835 33,142 +7% +10% -4% Fee income 2,770 2,851 2,609 2,476 +7% Other income* 701 692 759 659 9M’16 Net Fee income Other 9M’17 1Q’16 2Q 3Q 4Q 1Q’17 2Q 3Q Gross income interest income* Gross income income 10 (*) Other income includes gains on financial transactions, income from the equity accounted method, dividends and other operating results. Contribution to the SRF recorded in 2Q’16 and 2Q’17 Note: Constant euros

9M´17 BALANCE SHEET – Volumes’ performance excluding Popular Highly diversified balance sheet, by geography and product Loan portfolio: growth supported by developing markets Customer funds: growth in 9 core units Mature markets Developing markets Mature markets Developing markets Sep’17 € BillionYoY change Sep’17 € BillionYoY change Sep’17 € BillionYoY change Sep’17 € BillionYoY change Spain 149 -3% Poland 22 5% Spain 240 8% Poland 27 6% UK 236 0% Brazil 76 9% UK 208 3% Brazil 113 26% USA 77 -6% Mexico 29 2% USA 61 -4% Mexico 39 10% SCF 89 5% Chile 37 4% SCF 36 5% Chile 33 4% Portugal 31 7% Argentina 8 57% Portugal 32 1% Argentina 13 73% Other individuals, 12% Individuals demand deposits, 39% GCB, 10% GCB, 12% Home mortgages, 36% Corporates, 15% Loan portfolio Corporates, 12% Customer funds by businesses by businesses SMEs, 9% Individuals time deposits, 13% SMEs, 9% Consumer, 4% Consumer, 16% Individuals mutual funds, 13% 11 Note: Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds. % change in constant euros

9M’17 P&L – Costs excluding Popular Committed to improve efficiency and operational excellence. C/I ratio: 46% Active cost management Cost control reflected a better C/I ratio in 8 units € million 9M’17 / 9M’16, % Nominal In real terms1 revenues vs. costs +4% Brazil 7.1 2.6 16,474ïƒ¼ 15,802 UK 2.1 -0.2ïƒ¼ SCF 3.4 -0.6ïƒ¼ 0%1 Spain -3.0 -4.9ïƒ¼ Mexico 12.2 7.0ïƒ¼ Chile 3.4 1.0ïƒ¼ USA 3.5 1.4—Portugal -7.5 -8.7ïƒ¼ Argentina 46.7 16.4—Poland -0.9 -2.4ïƒ¼ 9M’16 9M’17 Corporate Centre 1.6 -0.3—Total Operating Total Operating expenses expenses Group 4.2 0.0ïƒ¼ 12 Note: Constant euros (1) Excluding inflation and perimeter

9M’17 P&L – Loan-loss provisions excluding Popular Improving cost of credit in most markets and lower NPLs Lower loan-loss provisions Credit quality ratios2 € million %, including Popular Cost of credit1 74 75 73 1.19 73 72 1.15 7,393 Coverage ratio -7% 6,883 68 66 5.37 NPL ratio 4.24 4.15 3.93 3.74 3.51 3.55 S’16 D’16 M’17 J’17 S’17 Banco Popular S’17 9M’16 9M’17 LLPs LLPs 11% NPL ratio Coverage ratio 47% 13 Note: Constant euros (1) Cost of credit excluding SC USA: Sep’17 0.85% (2) Performance in 3Q’17 impacted by Blackstone transaction

REAL ESTATE EXPOSURE IN SPAIN Accelerating the reduction of real estate exposure Real estate exposure1 € billion 41.1 28.7 Net value (€ billion) Real estate assets 4.6 12.4 6.5 Foreclosed assets 3.4 5.9 Rental assets 1.2 RE non-performing loans (NPLs) 1.3 Gross value Blackstone Gross value Provisions Net value RE assets + RE non-perf. loans 5.9 Jun’17 transaction Sep’17 Sep’17 and other 14 (1) Santander Real estate Activity in Spain and Banco Popular

CAPITAL RATIOS In 3Q’17 we continued to generate capital … FL CET1(%) September’17 +0.16 10.86 10.80 YoY 10.55 10.72 change -0.02 -0.06 FL Total capital ratio 14.38% +68 bps FL Tier 1 capital ratio 12.04% +60 bps Leverage ratio 5.0%—We maintain our capital targets Market & CET1 Integration and CET1 CET1 CET1 Organic Other (AFS) S’17 other S’17 D’16 J’17 generation 1 before Pro-forma Non-recurring 15 (1) Including rights issue completed on July, 27th 2017

PROFITABILITY – including Popular … and delivered on our commitments: create shareholder value RoRWA (%) RoTE (%) 10.9 11.8 1.47 1.34 11.0 1.39 1.30 10.5 9M’16 9M’17 9M’16 9M’17 Underlying EPS1 Total 1 (euros) TNAV per share (euros) 0.350 0.315 4.20 4.11 0.316 0.298 S’161 S’17 9M161 9M’17 16 (1) Adjusted for the rights issue completed on 27 July 2017

Content Group performance 9M´17 Business areas performance 9M´17 Concluding remarks Appendix Glossary

Well diversified results between Europe and the Americas –incl. Popular Underlying attributable profit 9M´17* Americas Europe Argentina, 4% 48% 52% Chile, 6% UK, 16% Spain , 15% 1 Brazil, 26% Mexico, 7% SCF, 13% USA, 5% Portugal, 5% Poland, 3% 18 (*) Excluding Corporate Centre and Real Estate Activity 1) Popular included (2%) Spain

BRAZIL KEY DATA 9M’16 9M’17 P&L1 3Q’17%2Q’17 9M’17%9M’16 NII 2,524 5.8 7,548 16.7 Loyal customers (millions) 3.5 4.0 Fee income 868 0.5 2,711 18.3 Digital customers (millions) 6.0 8.0 Gross income 3,542 6.2 10,761 18.5 NPL ratio (%) 6.12 5.32 Operating expenses -1,244 5.9 -3,791 7.1 LLPs -819 1.2 -2,581 -4.6 Cost of credit (%) 4.87 4.55 PBT 1,211 18.3 3,414 50.3 Efficiency ratio (%) 39.0 35.2 Underlying att. profit 659 13.0 1,902 33.6 Non-recurring 0 — 0 — RoTE(%) 13.8 16.8 Attributable profit 659 13.0 1,902 33.6 (1) € million and% change in constant euros ACTIVITY Commercial focus to enhance customer experience, improve loyalty and boost Volumes in € billion Yieldonloans profitability (RoTE: 16.8%), reflected a stronger business model 113 16.73% 16.63% 16.57% 16.37% 16.07% Sound and recurring NIIspurred by volume growth and higher spreads. Fee 76 income up fuelled by increased transactions with our customers +10% QoQ +3% Higher costs from greater commercial activity and investments. The efficiency Costof deposits QoQ ratio improving by 374 bps +26% 9.30% +9% 8.86% 8.19% Lower LLPs, better cost of credit and reduced NPLs underscoring the risk YoY YoY 6.83% 6.79% model’s resilience, placing Santander among the best private sector banks Loans Funds 3Q’16 4Q 1Q’17 2Q 3Q 19 Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds

UNITED KINGDOM KEY DATA 9M’16 9M’17 P&L1 3Q’17%2Q’17 9M’17%9M’16 NII Loyal customers (millions) 4.0 4.2 Fee income 246 -1.3 760 3.9 Digital customers (millions) 4.5 5.0 Gross income 1,397 -5.6 4,372 8.4 NPL ratio (%) 1.47 1.32 Operating expenses -694 0.1 -2,140 2.1 LLPs -66 64.1 -123 12.9 Cost of credit (%) 0.05 0.03 PBT 547 -6.0 1,744 7.1 Efficiency ratio (%) 52.0 49.0 Underlying att. profit 377 -3.4 1,201 8.4 Non-recurring2 0 — 0 -100.0 RoTE(%) 9.9 10.9 Attributable profit 377 -3.4 1,201 -0.4 (1) € million and% change in constant euros (2) Including €107MM in 2Q’16 related to capital gains from the disposal of the stake in Visa Europe and restructuring costs ACTIVITY Volumes in € billion Solid business performance: growth in 1I2I3 World customers, retail C/Abalances Yieldonloans and loans and deposits to UK companies 236 208 Revenues up YoY: lower cost of deposits partially offset by SVR attrition and 3.20% 3.08% 3.01% 2.91% 2.83% +0.4% 0% competitive pressure. QoQ down due to one-offs in 2Q in NII and trading gains QoQ QoQ Costof deposits Digital transformation supports operational eï¬ƒciency and improved customer experience 0% +3% 1.17% 0.87% 0.69% 0.66% YoY YoY 0.62% Credit quality remains solid with very low LLPs and cost of credit Loans Funds 3Q’16 4Q 1Q’17 2Q 3Q 20 Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds. Underlying RoTE in 9M’16

SANTANDER CONSUMER FINANCE KEY DATA 9M’16 9M’17 P&L1 3Q’17%2Q’17 9M’17%9M’16 NII Active customers (millions) 17.7 19.6 Fee income 223 1.6 674 -0.7 NPL ratio (%) 2.86 2.60 Gross income 1,135 3.3 3,352 4.3 Operating expenses -484 -0.1 -1,472 3.4 Cost of credit (%) 0.49 0.34 LLPs -90 56.7 -207 -31.3 PBT 531 1.8 1,571 14.4 Efficiency ratio (%) 44.3 43.9 Underlying att. profit 309 -3.0 943 13.9 RoTE(%) 15.0 16.7 Non-recurring2 -85 — -85 —Attributable profit 224 -29.5 858 0.5 (1) € million and% change in constant euros (2) Including -€85MM in 3Q’17 related to integration costs and €25MM in 2Q’16 related to capital gains from the disposal of the stake in Visa Europe. ACTIVITY Volumes in € billion High diversification and leadership in Europe 89 Yieldonloans Increased new lending in the main countries, driven by auto loans (+11%) and consumer business (mainly credit cards, +6%) 0% 5.44% 5.33% 5.32% 9M’17 underlying profit up, boosted by higher NII and lower LLPs. QoQ 30 5.23% 5.21% -2% Best-in-class profitability, and historically low NPLs and cost of credit / 2Q’17 +5% Main contribution to profits: Germany (€245 mill.), Nordic countries (€242 mill.) YoY +9% and Spain (€183mill.) / 9M´16 Loans New lending 3Q’16 4Q 1Q’17 2Q 3Q In 3Q’17, charge of €85 mill, mainlyfor the integration of Consumer network 9M’17 with retail banking network in Germany 21 Excluding Santander Consumer UK Note: % change in constant euros. Loans profit, recorded in Santander UK excluding repos. Underlying RoTE results. Including it, 9M´17 underlying attributable profit: €1,031 mill. (+11% / 9M´16); 3Q’17: €337 mill. (-3% / 2Q’17)

SPAIN –excl. Popular KEY DATA 9M’16 9M’17 P&L1 3Q’17%2Q’17 9M’17%9M’16 NII Loyal customers (millions) 1.3 1.6 Fee income 509 -5.2 1,506 13.2 Digital customers (millions) 2.7 3.0 Gross income 1,435 6.3 4,325 1.0 NPL ratio (%) 5.82 4.99 Operating expenses -815 1.1 -2,419 -3.0 LLPs -104 -24.0 -404 -19.3 Cost of credit (%) 0.41 0.31 PBT 461 34.1 1,319 17.9 Efficiency ratio (%) 58.2 55.9 Underlying att. profit 311 28.9 914 16.5 Non-recurring2 0 — 0 -100.0 RoTE(%) 9.1 10.5 Attributable profit 311 28.9 914 60.8 (1) € million (2) Including -€216MM in 2Q’16 related to capital gains from the disposal of the stake in Visa Europe and restructuring costs ACTIVITY Volumes in € billion Good performance in loyalty and payments: loyal customers (+31% YoY), credit 240 Yieldonloans cards (+1.2 mill. YTD) and credit cards revenues (+46% YoY) Growth in new lending, mainly mortgages and UPLs (market share gains). 2.06% 2.10% 2.04% 2.04% 1.96% 149 +0.4% -2% QoQ Increased volumes in SMEs (+€1.1bn YTD) and high value-added products: Costof deposits international business (+23% YoY) QoQ +8% In GCB expanding our leadership in fixed income and syndicated loan rankings -3% YoY 0.49% 0.47% 0.46% 0.46% 0.46% YoY Profit up YoY backed by higher fee income, cost control and lower provisions. 3Q’16 4Q 1Q’17 2Q 3Q QoQ comparison favored by lower provisions and contribution to SRF in 2Q Loans Funds 22 Note: Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds.Underlying RoTE in 9M’16

POPULAR ACTIVITY P&L1 2Q’172 3Q’17 9M’17 NII Customer deposits in Spain (€ billion) Fee income 31 128 159 Gross income 139 634 774 -28% Operating expenses -96 -388 -484 +19% LLPs -8 -38 -46 71 61 PBT 15 216 231 51 Underlying att. profit 11 168 178 Non-recurring3 0 -300 -300 Attributable profit 11 -132 -122 Dec’16 7Jun’17 30Sep’17 (1) € million(2) From June, 7, 2017 (3) Integration costs Loans in Spain (excluding real estate) (€ billion) BANCO POPULAR’S MEASURES IN 3Q’17 Capital increase of €7,072 million -4% -3% Loyalty bonds: subscribed by ~60% of beneficiaries 73 70 68 Real Estate disposal4: agreement to sell 51% of RE business to Blackstone Rebranding of the branch network under Banco Santander umbrella Santander ATMs available to Popular’s customers and euro transactions between the two banks free of charge Dec’16 7Jun’17 30Sep’17 3Q profit impacted by integration costs, already announced 23 Note: Loans (4) About €30 Bnassets excluding repos. Funds: deposits excluding repos + (gross value) will no longer consolidate into Banco Popular’s marketed mutual funds. balance sheet. This operation is expected to be closed in the first quarter of 2018

ATTRIBUTABLE PROFIT (DETAIL BY MARKETS IN THE APPENDIX) Good performance in other markets: larger customer base, higher profits and better credit quality. â– Focus on strategic commercial initiatives (Santander Plus, credit cards and key segments) and significant Mexico €532 mill.; +19% investment in systems and infrastructure. Efforts made to retain customers â– Profit up driven by NII and fee income. In credit quality, lower NPLs and high coverage ratio (110%) â– Launch of Digital On-boarding (the first truly 100% digital on-boarding system in Chile). Focus on improving Chile €440 mill.; +12% satisfaction and loyalty. Moreover, the branch network transformation continues (WorkCafé) â– Profit up driven by commercial revenues, lower provisions and cost control. All credit quality ratios improve â– 3Q’17 profit impacted by the sale of SFS3 portfolio and the hurricanes in the USA and Puerto Rico US2 €337 mill.; -12% â– SBNA: increasing profitability (RoTE +26bps) by improving NIM (2.60%; +49bps) and cost control â– SC USA: good profitability (RoTE: 15%). Focus on enhancing the loan mix and reduce the cost of funding 2 â–The commercial transformation programme continues to boost loyal (+24%) and digital (+31%) customers. Portugal €336 mill.; +15% First bank issuing 10-year covered bonds (€1.0 bn) in Portugal since 2010 â– Profit up due to lower costs and provisions (near zero cost of credit). Strong NPL ratio drop (-247bps YoY) â– Integration of Citibank’s retail business completed as scheduled Argentina €263 mill.; +17% â– Profit fuelled by higher customer revenues and cost control offsetting the transformation plan and costs related to Citibank’s integration 1 â– Loan growth driven by individuals and SMEs. Significant growth in demand deposits and funds Poland €219 mill.;+3% â– PBTincreased spurred by NII, fee income, provisions and cost containment. Attributable profitaffected by regulatory impacts. Profit down QoQdue to the higher collection of dividends in 2Q’17 24 Note: % change over 9M´16 in constant euros. (1) Underlying profit: excluding €29m in 2Q’16 of capital gains from the disposal of the stake in Visa Europe and restructuring costs. Attributable profit down 10% YoY. (2) Excl. Popular (3) Santander Financial Services

CORPORATE CENTRE Higher losses due to cost of FX hedging and Group’s TLACissues P&L € million 9M’16 9M’17 NII -550 -628 Higher losses in NII due to more issues Gains/Losses on FT -196 -257 Operating expenses -351 -356 Negative gains on financial transactions due to cost of hedging, Loan-losses and other provisions -117 -176 offset by the positive FX impact in the business areas Tax and minority interests 111 2 Underlying attrib. profit -1,140 -1,511 Operating expenses account for just 2% of Group total costs Non-recurring1 -186 -130 Attributable profit -1,326 -1,641 25 (1) 9M’17 including a charge for equity stakes and intangible assets. 2Q’16 included restructuring costs.

Content Group performance 9M´17 Business areas performance 9M´17 Concluding remarks Appendix Glossary

Delivering on our commitments to reach our targets 9M´17 FY2016 2017 targets Customers and results excl. Popular Loyal customers (Million) 15.2 16.5 17 Digital customers (Million) 20.9 24.2 25 Fee income1 8% 10% Increase Cost of credit 1.18% 1.15% Improve Cost to income 48.1% 46.3% Broadly stable 9M´17 FY2016 2017 targets Group ratios incl. Popular EPS (€) 0.401 0.316 (9M’17) Increase DPS2 (€) 0.207 0.22 Increase FL CET1 10.55% 10.80% +40 bps organic per year 27 Note: 2016 EPS and DPS adjusted for the rights issue completed on July, 27th 2017. (1) % change in constant euros. (2) Totaldividends charged to 2017’s earnings are subject to the Board and AGM approval. The Board approved the first interim dividend for €0.06 that was paid on 4 August and to apply the Santander DividendoElección(scrip dividend) programme in the second interim dividend.

Content Group performance 9M´17 Business areas performance 9M´17 Concluding remarks Appendix Glossary

Appendix Other geographic markets results Global segmentsresults Liquidity NPL and coverageratios, and costof credit Quarterlyincomestatements Banco Popular 29

Other geographic markets results 30

MEXICO KEY DATA 9M’16 9M’17 P&L1 3Q’17%2Q’17 9M’17%9M’16 NII Loyal customers (thousands) 1,545 1,896 Fee income 195 3.4 569 9.9 Digital customers (thousands) 1,179 1,808 Gross income 892 -0.2 2,630 13.9 NPL ratio (%) 2.95 2.56 Operating expenses -356 1.0 -1,037 12.2 LLPs -240 -0.1 -718 17.5 Cost of credit (%) 2.86 3.14 PBT 292 -0.9 860 14.3 Efficiency ratio (%) 40.0 39.4 Underlying att. profit 182 -0.6 532 18.8 Non-recurring 0 — 0 — RoTE(%) 14.8 19.5 Attributable profit 182 -0.6 532 18.8 (1) € million and % change in constant euros ACTIVITY Focus on strategic commercial initiatives (Santander Plus, credit cards and key segments such as middle-market and SMEs) coupled with significant Volumes in € billion Yield on loans 39 investment in systems and infrastructure 29 11.28% 11.79% 12.02% Efforts made to retain existing customers (-45% reduction in customer churn), 10.21% 10.67% capture individuals demand deposit (+21%) and attract payrolls +3% +1% QoQ QoQ Cost of deposits 9M’17 profit up driven by NII (fuelled by higher interest rates and growth in loans and demand deposits) and fee income +2% +10% 3.37% 2.30% 2.67% 3.04% Higher LLPs due to the sale of NPL portfolios in 1Q and 2Q, and more YoY YoY 1.97% provisions for consumer loans. Strong credit quality (high coverage ratio 110%) Loans Funds 3Q’16 4Q 1Q’17 2Q 3Q 31 Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds.

CHILE KEY DATA 9M’16 9M’17 P&L1 3Q’17%2Q’17 9M’17%9M’16 NII Loyal customers (thousands) 587 615 Fee income 93 -3.2 300 10.1 Digital customers (thousands) 953 988 Gross income 604 -2.9 1,893 3.7 NPL ratio (%) 5.12 4.95 Operating expenses -253 0.6 -777 3.4 LLPs -108 -8.8 -352 -11.7 Cost of credit (%) 1.55 1.27 PBT 255 -1.6 783 15.0 Efficiency ratio (%) 41.2 41.1 Underlying att. profit 143 -1.0 440 11.9 Non-recurring 0 — 0 — RoTE(%) 17.2 18.0 Attributable profit 143 -1.0 440 11.9 (1) € million and% change in constant euros ACTIVITY Focus on improving customer satisfaction and loyalty, mainly in medium-high Volumes in € billion Yieldonloans income and SMEs segments, driving revenues in these segments 37 33 Launching of Digital On-boarding: the first truly 100% digital on boarding system 7.86% 7.51% 7.53% 7.95% 7.33% in Chile +2% +1% QoQ QoQ Costof deposits Profit up YoY driven by commercial revenues, lower provisions and cost control. +4% +4% 3Q’17 profit impacted by lower inflation in the quarter YoY YoY 2.15% 2.21% 2.10% 1.94% 1.81% Loans Funds 3Q’16 4Q 1Q’17 2Q 3Q Improved efficiency and better credit quality ratios 32 Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds.

UNITED STATES –excl. Popular KEY DATA 9M’16 9M’17 P&L1 3Q’17%2Q’17 9M’17%9M’16 NII Loyal customers (thousands) 280 278 Fee income 226 -3.4 749 -11.7 Digital customers (thousands) 736 778 Gross income 1,604 -8.5 5,363 -6.7 NPL ratio (%) 2.24 2.56 Operating expenses -743 -5.8 -2,425 3.5 LLPs -634 -2.5 -2,142 -8.9 Cost of credit (%) 3.80 3.57 PBT 225 -22.8 737 -23.9 Efficiency ratio (%) 40.8 45.2 Underlying att. profit 93 -31.7 337 -11.9 Non-recurring 0 — 0 — RoTE(%) 4.1 3.4 Attributable profit 93 -31.7 337 -11.9 (1) € million and% change in constant euros ACTIVITY Volumes in € billion 3Q’17 profit impacted by the sale of Santander Financial Services portfolio Santander Bank Santander Consumer USA and the hurricanes in Dallas, Florida and Puerto Rico 49 Santander Bank (SBNA): increasing profitability (RoTE: 3.3%; +26bps) by 44 45 -1% improving NIM(2.60%; +49bps) and cost control (C/I ratio -1.3 p.p. YoY) +0.3% -1% 34 QoQ QoQ QoQ -2% SC USA: maintained good profitability (RoTE: 15%). Focus on enhancing QoQ the loan mix and reduce the cost of funding -7% -8% -1% -4% YoY YoY YoY YoY YoY profit impacted by change of mix to a lower risk profile at SC, lower Loans2 Managed servicing fees and higher personnel and legal expenses (down in 3Q’17) Loans Funds assets 33 Note: % change in constant (2) Includes leasing euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds. Santander Bank’s customers

PORTUGAL –excl. Popular KEY DATA 9M’16 9M’17 P&L1 3Q’17%2Q’17 9M’17%9M’16 NII Loyal customers (thousands) 549 681 Fee income 85 2.3 257 4.9 Digital customers (thousands) 422 551 Gross income 305 15.1 864 -4.5 NPL ratio (%) 9.40 6.93 Operating expenses -137 -0.1 -412 -7.5 LLPs -16 — -0 -99.8 Cost of credit (%) 0.17 0.03 PBT 142 13.3 418 8.2 Efficiency ratio (%) 49.2 47.7 Underlying att. profit 103 -3.8 336 14.6 Non-recurring 0 — 0 — RoTE(%) 13.1 13.2 Attributable profit 103 -3.8 336 14.6 (*) € million ACTIVITY The commercial transformation programme continues to boost loyal (+24%) Volumes in € billion and digital (+31%) customers 31 32 Yieldonloans Profit up YoY due to lower costs and provisions (given a near zero cost of credit), while revenues were impacted by ALCO portfolio sales +8% +1% QoQ 1.94% 2.01% 1.97% 1.90% 1.86% In 3Q’17, NII rose backed by higher volumes, while profit was hit by the QoQ higher tax charge +7% +1% Costof deposits Loan portfolio management backed the improved cost of credit and the lower YoY YoY 0.41% NPL ratio, after it peaked at 10.46% following Banif’s integration 0.35% 0.30% 0.25% 0.22% Loans Funds 3Q’16 4Q 1Q’17 2Q 3Q First bank issuing 10-year covered bonds (€1.0 bn) in Portugal since 2010 34 Note:Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds.

ARGENTINA KEY DATA 9M’16 9M’17 P&L1 3Q’17%2Q’17 9M’17%9M’16 NII Loyal customers (thousands) 1,135 1,324 Fee income 141 0.0 459 47.1 Digital customers (thousands) 1,484 1,907 Gross income 423 4.4 1,298 44.2 NPL ratio (%) 1.40 2.34 Operating expenses -235 1.6 -726 46.7 LLPs -46 23.6 -118 74.4 Cost of credit (%) 1.87 1.85 PBT 106 2.2 386 19.9 Efficiency ratio (%) 54.9 55.9 Underlying att. profit 70 -1.6 263 16.8 Non-recurring 0 — 0 — RoTE(%) 34.2 30.9 Attributable profit 70 -1.6 263 16.8 (1) € million and% change in constant euros ACTIVITY Integration of Citibank’s retail business completed in August (5 months after Volumes in € billion takeover, as scheduled) Yieldonloans 13 20.54% Market share gain in loans. Deposits driven by savings and demand deposits 19.01% 18.44% 17.77% +6% 16.27% 8 QoQ +9% Costof deposits Profit fuelled by the increase in customer revenues and cost control, offsetting QoQ the transformation plan and costs related to Citibank’s integration +57% +73% 8.33% YoY YoY Improved cost of credit YoY and comfortable coverage ratio (103%) 5.53% 4.72% 4.39% 4.36% Loans Funds 3Q’16 4Q 1Q’17 2Q 3Q 35 Note: % change in constant (*) Excluding Citibank customers euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds

POLAND KEY DATA 9M’16 9M’17 P&L1 3Q’17%2Q’17 9M’17%9M’16 NII Loyal customers (thousands) 1,305 1,350 Fee income 114 2.7 327 7.0 Digital customers (thousands) 1,960 2,030 Gross income 358 -0.5 1,042 3.5 NPL ratio (%) 5.71 4.70 Operating expenses -149 0.3 -446 -0.9 LLPs -36 9.5 -97 -13.7 Cost of credit (%) 0.76 0.61 PBT 144 -4.6 421 9.0 Efficiency ratio (%) 44.7 42.8 Underlying att. profit 76 -7.6 219 2.7 Non-recurring2 0 — 0 -100.0 RoTE(%) 11.8 11.4 Attributable profit 76 -7.6 219 -10.0 (1) € million and% change in constant euros (2) Including €29m in 2Q16 related to capital gains from the disposal of the stake in Visa Europe and restructuring costs ACTIVITY Volumes in € billion Yieldonloans Benchmark bank in innovation and digital channels. Launching of As I want 27 it Account 4.00% 4.02% 4.06% 4.12% 4.14% 22 +2% +2% Loan growth fuelled by individuals and SMEs. Significant growth in demand QoQ and savings accounts, and good performance of mutual funds QoQ Costof deposits PBT increased YoY spurred by NII, fee income, provisions and cost +5% +6% containment. Attributable profit affected by regulatory impacts3 YoY YoY 0.84% 0.83% 0.80% 0.81% 0.78% Strong credit quality improvement: lower NPL ratio and better cost of credit Loans Funds 3Q’16 4Q 1Q’17 2Q 3Q 36 Note: % change in constant (3) Tax on assets, contribution to BFG euros. Loans and new excluding repos. consideration of Funds: deposits BFG as non-tax excluding repos deductible + marketed mutual funds. Underlying RoTE in 9M’16

OTHER LATIN AMERICAN COUNTRIES Attributable profit € million Uruguay Peru +27% -4% 81 28 27 64 9M’16 9M’17 9M’16 9M’17 Focusing on loyalty, transactions and target segments Uruguay’s profit driven by higher revenues and cost control Peru’s profit affected by lower fee income due to minor public infrastructure expenditure 37 Note: Constant euros.

Global segments results 38

RETAIL BANKING ACTIVITY P&L1 3Q’17%2Q’17 9M’17%9M’16 € billionand % changein constanteuros NII 7,844 0.9 23,888 7.9 Fee income 2,369 0.3 7,274 9.4 735 Gross income 10,546 0.9 32,235 8.6 678 Operating expenses -4,718 0.3 -14,500 4.8 +0.4% +1% QoQ QoQ LLPs -2,062 8.2 -6,301 -5.0 PBT 3,236 3.2 9,472 18.4 +2% +6% Underl. attrib. Profit 1,889 -0.3 5,645 15.1 YoY YoY Non-recurring2 -85 — -85 n.a. Loans Funds Attributable profit 1,804 -4.7 5,560 13.7 (1) € million and% change in constant euros (2) In 2Q’16 capital gains from VISA Europe disposal and restructuring costs The retail banking model continued to be transformed into an increasingly Simple, Personal and Fair model Focused on three main priorities: customer loyalty, digital transformation and operational excellence Further development of the multi-channel model, centredon digital channels Progress in achieving our targets. 16.5 million loyal customers (+12% from September 2016) and 24.2 million digital customers (+20% from September 2016) 39 Note: Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds.

GLOBAL CORPORATE BANKING GROSS INCOME P&L1 3Q’17%2Q’17 9M’17%9M’16 Constant € million NII 610 1.2 1,891 1.3 TOTAL +2% 4,314 Fee income 397 -6.3 1,234 15.9 4,232 Capital & Other 555 501 Gross income 1,374 3.8 4,314 1.9 -10% Operating expenses -493 4.6 -1,469 0.8 Global Markets 1,304 1,392 +7% LLPs -113 -49.7 -483 -24.9 Financing PBT 745 20.0 2,320 10.8 1,054 Customers Solutions& Advisory 986 +7% +4% Underl. attrib. Profit 476 19.2 1,501 11.1 Non-recurring2 0 — 0 -100.0 Global Transaction Banking 1,386 -1% 1,366 Attributable profit 476 19.2 1,501 16.1 (1) € million and% change in constant euros (2) In 2Q’16 restructuring costs 9M’16 9M’17 Customer-centredstrategy, underpinned by the Division’s global capacities and their interconnection with local units Benchmark positions in export finance, corporate lending and project finance, among others, in Europe and Latin America Attributable profit driven by strong and diversified customer revenues and lower LLPs. Of note, fee income increase 40

Liquidity 41

We made good headway YTD in our funding plan to enhance the Group’s TLAC position and optimise its cost of capital –Group excl. Popular Key liquidity ratios Funding plan -issuances Sep’17 Jan-Sep’17 Net Loan-to-Deposit ratio (LTD): 110% Group issuances €18.4bn (~€13bn TLAC-eligible) Deposits + M/LT funding / net loans: 115% Diversified issuers Parent bank, SCF, UK and USA Liquidity Coverage Ratio (LCR)1: 139% Diversified currencies EUR, USD, GBP Comfortable liquidity position Focus on TLAC-eligible instruments, following (Group and subsidiaries) our decentralised liquidity and funding model 42 (1) Provisional data

NPL, coverage ratios and cost of credit 43

NPL ratio % 31.03.16 30.06.16 30.09.16 31.12.16 31.03.17 30.06.17 30.09.17 Continental Europe 7.08 6.84 6.43 5.92 5.62 5.11 4.95 Spain 6.36 6.06 5.82 5.41 5.22 4.99 4.99 Santander Consumer Finance 3.28 2.95 2.86 2.68 2.62 2.61 2.60 Poland 5.93 5.84 5.71 5.42 5.20 4.66 4.70 Portugal 8.55 10.46 9.40 8.81 8.47 7.67 6.93 United Kingdom 1.49 1.47 1.47 1.41 1.31 1.23 1.32 Latin America 4.88 4.98 4.94 4.81 4.50 4.44 4.45 Brazil 5.93 6.11 6.12 5.90 5.36 5.36 5.32 Mexico 3.06 3.01 2.95 2.76 2.77 2.58 2.56 Chile 5.45 5.28 5.12 5.05 4.93 5.00 4.95 USA 2.19 2.24 2.24 2.28 2.43 2.64 2.56 Operating Areas 4.36 4.32 4.19 3.95 3.77 3.57 3.53 Total Group 4.33 4.29 4.15 3.93 3.74 3.55 3.51 NOTE. Total Groupincluding Popular: 5.37% in Jun 2017 ; 4.24% in Sep2017 44

Coverage ratio % 31.03.16 30.06.16 30.09.16 31.12.16 31.03.17 30.06.17 30.09.17 Continental Europe 65.4 61.3 61.3 60.0 60.6 58.7 58.1 Spain 50.2 47.6 47.6 48.3 49.1 46.0 45.2 Santander Consumer Finance 111.9 110.6 110.7 109.1 108.9 106.5 104.3 Poland 67.0 65.8 68.9 61.0 61.2 67.5 67.6 Portugal 87.7 61.9 57.8 63.7 61.7 59.8 60.4 United Kingdom 36.5 36.5 36.0 32.9 33.8 32.6 31.5 Latin America 79.7 81.4 84.5 87.3 90.5 89.1 89.9 Brazil 83.7 85.3 89.3 93.1 98.1 95.5 97.6 Mexico 97.5 102.3 101.9 103.8 104.8 113.8 110.3 Chile 54.6 55.5 58.1 59.1 58.9 58.2 58.5 USA 221.1 220.6 216.2 214.4 202.4 183.1 187.5 Operating Areas 73.3 72.0 72.8 73.5 74.6 72.6 72.1 Total Group 74.0 72.5 72.7 73.8 74.6 72.7 72.3 NOTE. Total Groupincluding Popular: 67.7% in Jun 2017 ; 65.8% in Sep2017 45

Non-performing loans and loan-loss allowances. September 2017 –Group excl. Popular Non-performing loans Loan-loss allowances 100%: €29,434 mill. 100%: €21,272 mill. Other, 8% Other, 8% Spain, 18% USA, 7% Spain, 29% USA, 18% Chile, 7% Mexico, 3% SCF*, 11% Chile, 5% Brazil, 15% SCF*, 8% Poland, 4% Mexico, 4% Portugal, Poland, 4% 6% Portugal, Brazil, 21% UK, 11% UK, 5% 8% Percentage over Group’s total (*) Excluding SCF UK 46

Cost of credit % 31.03.16 30.06.16 30.09.16 31.12.16 31.03.17 30.06.17 30.09.17 Continental Europe 0.60 0.51 0.46 0.44 0.38 0.37 0.34 Spain 0.54 0.45 0.41 0.37 0.33 0.33 0.31 Santander Consumer Finance 0.64 0.55 0.49 0.47 0.39 0.37 0.34 Poland 0.82 0.75 0.76 0.70 0.66 0.65 0.61 Portugal 0.28 0.21 0.17 0.18 0.07 0.03 0.03 United Kingdom 0.01 0.03 0.05 0.02 0.03 0.02 0.03 Latin America 3.39 3.41 3.42 3.37 3.36 3.37 3.27 Brazil 4.63 4.71 4.87 4.89 4.84 4.79 4.55 Mexico 2.95 2.96 2.86 2.86 2.94 3.01 3.14 Chile 1.58 1.59 1.55 1.43 1.42 1.37 1.27 USA 3.85 3.77 3.80 3.68 3.63 3.65 3.57 Operating Areas 1.24 1.20 1.20 1.19 1.18 1.19 1.15 Total Group 1.22 1.19 1.19 1.18 1.17 1.19 1.15 NOTE. Total Groupincluding Popular: 1.17% in Jun 2017 ; 1.12% in Set 2017 47

Quarterly income statements 48

Grupo Santander (with Popular) € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 9M ‘16 9M ‘17 NII + Fee income 10,021 10,119 10,395 10,734 11,246 11,522 11,569 30,535 34,337 Gross income 10,730 10,755 11,080 11,288 12,029 12,049 12,252 32,565 36,330 Operating expenses (5,158) (5,227) (5,250) (5,453) (5,543) (5,648) (5,766) (15,634) (16,957) Net operating income 5,572 5,528 5,831 5,835 6,486 6,401 6,486 16,931 19,373 Net loan-loss provisions (2,408) (2,205) (2,499) (2,406) (2,400) (2,280) (2,250) (7,112) (6,930) Other (433) (544) (392) (591) (775) (848) (645) (1,368) (2,268) Underlying profit before taxes 2,732 2,779 2,940 2,838 3,311 3,273 3,591 8,451 10,175 Underlying consolidated profit 1,922 1,864 2,036 2,072 2,186 2,144 2,347 5,821 6,678 Underlying attributable profit 1,633 1,526 1,695 1,766 1,867 1,749 1,976 4,855 5,592 Net capital gains and provisions* — (248) — (169) — — (515) (248) (515) Attributable profit 1,633 1,278 1,695 1,598 1,867 1,749 1,461 4,606 5,077 (*).-Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs in 4Q16 PPI and restatement Santander Consumer USA in 3Q17 charges for integration costs and equity stakes and intangible assets 49

Grupo Santander (with Popular) Constant € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 9M ‘16 9M ‘17 NII + Fee income 10,338 10,326 10,444 10,696 10,943 11,447 11,947 31,109 34,337 Gross income 11,039 10,967 11,136 11,236 11,701 11,972 12,657 33,142 36,330 Operating expenses (5,253) (5,285) (5,265) (5,435) (5,410) (5,611) (5,937) (15,802) (16,957) Net operating income 5,786 5,682 5,871 5,801 6,292 6,361 6,720 17,339 19,373 Net loan-loss provisions (2,554) (2,303) (2,536) (2,397) (2,318) (2,268) (2,344) (7,393) (6,930) Other (464) (561) (384) (590) (755) (843) (670) (1,408) (2,268) Underlying profit before taxes 2,768 2,818 2,952 2,813 3,219 3,250 3,706 8,538 10,175 Underlying consolidated profit 1,954 1,888 2,043 2,059 2,125 2,126 2,426 5,885 6,678 Underlying attributable profit 1,657 1,541 1,699 1,754 1,813 1,734 2,045 4,897 5,592 Net capital gains and provisions* — (259) 3 (158) — — (515) (256) (515) Attributable profit 1,657 1,282 1,702 1,596 1,813 1,734 1,530 4,641 5,077 (*).-Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs in 4Q16 PPI and restatement Santander Consumer USA in 3Q17 charges for integration costs and equity stakes and intangible assets 50

Grupo Santander (w/o Popular) € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 9M ‘16 9M ‘17 NII + Fee income 10,021 10,119 10,395 10,734 11,246 11,382 10,984 30,535 33,612 Gross income 10,730 10,755 11,080 11,288 12,029 11,910 11,617 32,565 35,556 Operating expenses (5,158) (5,227) (5,250) (5,453) (5,543) (5,552) (5,379) (15,634) (16,474) Net operating income 5,572 5,528 5,831 5,835 6,486 6,358 6,239 16,931 19,083 Net loan-loss provisions (2,408) (2,205) (2,499) (2,406) (2,400) (2,272) (2,212) (7,112) (6,883) Other (433) (544) (392) (591) (775) (828) (652) (1,368) (2,256) Underlying profit before taxes 2,732 2,779 2,940 2,838 3,311 3,258 3,375 8,451 9,944 Underlying consolidated profit 1,922 1,864 2,036 2,072 2,186 2,133 2,180 5,821 6,500 Underlying attributable profit 1,633 1,526 1,695 1,766 1,867 1,738 1,809 4,855 5,414 Net capital gains and provisions* — (248) — (169) — — (215) (248) (215) Attributable profit (Ex-Popular) 1,633 1,278 1,695 1,598 1,867 1,738 1,594 4,606 5,199 (*).-Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs in 4Q16 PPI and restatement Santander Consumer USA in 3Q17 charges for integration costs and equity stakes and intangible assets 51

Grupo Santander (w/o Popular) Constant € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 9M ‘16 9M ‘17 NII + Fee income 10,338 10,326 10,444 10,696 10,943 11,307 11,363 31,109 33,612 Gross income 11,039 10,967 11,136 11,236 11,701 11,832 12,022 33,142 35,556 Operating expenses (5,253) (5,285) (5,265) (5,435) (5,410) (5,514) (5,549) (15,802) (16,474) Net operating income 5,786 5,682 5,871 5,801 6,292 6,318 6,473 17,339 19,083 Net loan-loss provisions (2,554) (2,303) (2,536) (2,397) (2,318) (2,260) (2,305) (7,393) (6,883) Other (464) (561) (384) (590) (755) (823) (678) (1,408) (2,256) Underlying profit before taxes 2,768 2,818 2,952 2,813 3,219 3,235 3,490 8,538 9,944 Underlying consolidated profit 1,954 1,888 2,043 2,059 2,125 2,116 2,259 5,885 6,500 Underlying attributable profit 1,657 1,541 1,699 1,754 1,813 1,723 1,878 4,897 5,414 Net capital gains and provisions* — (259) 3 (158) — — (215) (256) (215) Attributable profit (Ex-Popular) 1,657 1,282 1,702 1,596 1,813 1,723 1,663 4,641 5,199 (*).-Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs in 4Q16 PPI and restatement Santander Consumer USA in 3Q17 charges for integration costs and equity stakes and intangible assets 52

Spain (w/o Popular) € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 9M ‘16 9M ‘17 NII + Fee income 1,243 1,232 1,185 1,198 1,206 1,287 1,235 3,660 3,728 Gross income 1,543 1,343 1,398 1,324 1,539 1,351 1,435 4,283 4,325 Operating expenses (837) (834) (824) (802) (798) (806) (815) (2,495) (2,419) Net operating income 706 509 574 522 741 545 621 1,789 1,907 Net loan-loss provisions (231) (129) (140) (85) (163) (137) (104) (500) (404) Other (37) (82) (51) (97) (64) (64) (55) (170) (184) Underlying profit before taxes 438 298 382 340 514 344 461 1,119 1,319 Underlying consolidated profit 312 213 274 243 367 246 316 800 929 Underlying attributable profit 307 208 270 237 362 241 311 785 914 Net capital gains and provisions* — (216) — — — — — (216) — Attributable profit 307 (8) 270 237 362 241 311 569 914 (*).-Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs 53

Santander Consumer Finance € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 9M ‘16 9M ‘17 NII + Fee income 1,041 1,061 1,099 1,052 1,121 1,096 1,121 3,201 3,339 Gross income 1,045 1,051 1,106 1,060 1,118 1,099 1,135 3,202 3,352 Operating expenses (483) (468) (467) (486) (502) (485) (484) (1,418) (1,472) Net operating income 562 583 639 574 616 614 650 1,784 1,880 Net loan-loss provisions (114) (70) (116) (87) (61) (57) (90) (300) (207) Other (39) (41) (36) (52) (37) (35) (30) (115) (102) Underlying profit before taxes 410 472 487 434 518 522 531 1,368 1,571 Underlying consolidated profit 293 324 346 319 370 382 370 963 1,122 Underlying attributable profit 251 282 291 269 314 319 309 824 943 Net capital gains and provisions* — 25 — — — — (85) 25 (85) Attributable profit 251 307 291 269 314 319 224 849 858 (*).-Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe in 3Q17 charges for integration costs 54

Santander Consumer Finance Constant € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 9M ‘16 9M ‘17 NII + Fee income 1,048 1,065 1,101 1,050 1,117 1,098 1,123 3,214 3,339 Gross income 1,052 1,055 1,108 1,058 1,114 1,100 1,137 3,214 3,352 Operating expenses (486) (469) (468) (486) (501) (486) (485) (1,423) (1,472) Net operating income 566 585 640 572 614 615 652 1,791 1,880 Net loan-loss provisions (115) (70) (116) (87) (61) (57) (90) (302) (207) Other (39) (42) (36) (52) (37) (35) (30) (116) (102) Underlying profit before taxes 413 473 488 433 516 523 532 1,374 1,571 Underlying consolidated profit 295 325 346 319 368 382 371 967 1,122 Underlying attributable profit 253 283 292 269 312 320 310 827 943 Net capital gains and provisions* — 26 (0) (0) — — (85) 26 (85) Attributable profit 253 308 291 268 312 320 225 853 858 (*).-Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe in 3Q17 charges for integration costs 55

Poland € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 9M ‘16 9M ‘17 NII + Fee income 292 298 321 323 318 343 350 910 1,011 Gross income 311 345 330 329 321 363 358 985 1,042 Operating expenses (145) (146) (149) (139) (146) (150) (149) (440) (446) Net operating income 166 199 181 190 175 212 209 545 596 Net loan-loss provisions (33) (34) (43) (35) (27) (34) (36) (110) (97) Other (22) (29) (6) (25) (23) (27) (28) (57) (78) Underlying profit before taxes 111 136 132 129 125 152 144 378 421 Underlying consolidated profit 88 108 100 91 86 120 110 296 316 Underlying attributable profit 64 75 69 63 59 83 76 208 219 Net capital gains and provisions* — 29 — — — — — 29 — Attributable profit 64 104 69 63 59 83 76 238 219 (*).-Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs 56

Poland PLN million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 9M ‘16 9M ‘17 NII + Fee income 1,275 1,301 1,391 1,412 1,374 1,449 1,489 3,967 4,312 Gross income 1,357 1,507 1,430 1,440 1,386 1,532 1,525 4,293 4,442 Operating expenses (632) (638) (647) (609) (630) (634) (636) (1,917) (1,900) Net operating income 724 869 783 831 756 898 889 2,376 2,542 Net loan-loss provisions (144) (149) (186) (153) (116) (142) (155) (479) (413) Other (97) (126) (25) (111) (100) (112) (119) (249) (332) Underlying profit before taxes 483 593 573 566 539 644 614 1,648 1,797 Underlying consolidated profit 384 471 434 399 372 506 470 1,289 1,348 Underlying attributable profit 281 327 300 277 257 351 324 908 932 Net capital gains and provisions* — 128 (0) 0 — — — 128 — Attributable profit 281 455 300 277 257 351 324 1,036 932 (*).-Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs 57

Portugal (w/o Popular) € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 9M ‘16 9M ‘17 NII + Fee income 273 262 260 251 261 249 262 795 772 Gross income 337 281 287 304 294 265 305 905 864 Operating expenses (154) (149) (142) (143) (139) (137) (137) (445) (412) Net operating income 183 132 145 161 155 128 168 459 452 Net loan-loss provisions (22) (6) (16) (9) 10 6 (16) (44) (0) Other (2) (21) (5) (5) (14) (9) (11) (29) (34) Underlying profit before taxes 158 104 124 146 151 125 142 386 418 Underlying consolidated profit 122 81 93 106 126 108 104 295 338 Underlying attributable profit 121 80 92 106 125 107 103 293 336 Net capital gains and provisions — — — — — — — — —Attributable profit 121 80 92 106 125 107 103 293 336 58

United Kingdom € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 9M ‘16 9M ‘17 NII + Fee income 1,434 1,393 1,302 1,307 1,349 1,409 1,317 4,130 4,075 Gross income 1,513 1,501 1,377 1,425 1,432 1,544 1,397 4,391 4,372 Operating expenses (794) (788) (703) (683) (723) (723) (694) (2,284) (2,140) Net operating income 719 713 675 742 709 821 703 2,107 2,232 Net loan-loss provisions (7) (68) (44) 61 (15) (42) (66) (119) (123) Other (59) (71) (85) (124) (105) (171) (89) (215) (365) Underlying profit before taxes 654 574 545 679 588 608 547 1,773 1,744 Underlying consolidated profit 462 401 370 483 423 414 382 1,233 1,219 Underlying attributable profit 453 390 364 474 416 408 377 1,207 1,201 Net capital gains and provisions* — 107 — (137) — — — 107 — Attributable profit 453 497 364 338 416 408 377 1,313 1,201 (*).-Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe and restructuring costs in 4Q16 PPI 59

United Kingdom £ million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 9M ‘16 9M ‘17 NII + Fee income 1,105 1,096 1,108 1,133 1,160 1,213 1,183 3,309 3,556 Gross income 1,166 1,180 1,172 1,234 1,231 1,329 1,255 3,519 3,815 Operating expenses (611) (619) (599) (594) (622) (622) (623) (1,830) (1,867) Net operating income 554 561 573 640 609 706 632 1,689 1,947 Net loan-loss provisions (5) (53) (37) 48 (13) (36) (59) (95) (108) Other (45) (56) (71) (104) (90) (147) (81) (173) (318) Underlying profit before taxes 504 452 465 583 506 524 492 1,421 1,521 Underlying consolidated profit 356 316 316 414 364 356 344 988 1,064 Underlying attributable profit 349 307 311 407 358 351 339 967 1,048 Net capital gains and provisions* — 83 2 (110) — — — 85 — Attributable profit 349 390 313 297 358 351 339 1,052 1,048 (*).-Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe and restructuring costs in 4Q16 PPI 60

Brazil € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 9M ‘16 9M ‘17 NII + Fee income 2,365 2,583 2,899 3,155 3,455 3,413 3,392 7,847 10,259 Gross income 2,381 2,703 3,050 3,187 3,717 3,502 3,542 8,133 10,761 Operating expenses (947) (1,046) (1,177) (1,305) (1,314) (1,233) (1,244) (3,170) (3,791) Net operating income 1,434 1,657 1,873 1,882 2,403 2,269 2,298 4,963 6,970 Net loan-loss provisions (720) (753) (951) (953) (910) (852) (819) (2,424) (2,581) Other (177) (193) (134) (193) (358) (349) (268) (504) (975) Underlying profit before taxes 536 711 788 736 1,135 1,068 1,211 2,036 3,414 Underlying consolidated profit 399 481 544 575 713 689 747 1,424 2,149 Underlying attributable profit 359 429 488 510 634 610 659 1,276 1,902 Net capital gains and provisions — — — — — — — — —Attributable profit 359 429 488 510 634 610 659 1,276 1,902 61

Brazil R$ million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 9M ‘16 9M ‘17 NII + Fee income 10,161 10,216 10,500 11,271 11,561 12,036 12,567 30,876 36,165 Gross income 10,227 10,708 11,067 11,364 12,438 12,367 13,129 32,003 37,934 Operating expenses (4,068) (4,138) (4,266) (4,671) (4,397) (4,355) (4,613) (12,473) (13,364) Net operating income 6,159 6,570 6,801 6,693 8,041 8,013 8,516 19,530 24,570 Net loan-loss provisions (3,093) (2,972) (3,473) (3,398) (3,045) (3,008) (3,045) (9,539) (9,098) Other (762) (763) (457) (686) (1,198) (1,231) (1,007) (1,982) (3,437) Underlying profit before taxes 2,304 2,835 2,870 2,609 3,798 3,773 4,464 8,009 12,035 Underlying consolidated profit 1,716 1,908 1,979 2,055 2,386 2,431 2,757 5,603 7,574 Underlying attributable profit 1,540 1,704 1,774 1,821 2,121 2,152 2,432 5,019 6,706 Net capital gains and provisions — — — — — — — — —Attributable profit 1,540 1,704 1,774 1,821 2,121 2,152 2,432 5,019 6,706 62

Mexico € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 9M ‘16 9M ‘17 NII + Fee income 767 768 767 794 804 856 879 2,302 2,539 Gross income 792 786 796 828 824 914 892 2,375 2,630 Operating expenses (322) (317) (311) (325) (319) (361) (356) (950) (1,037) Net operating income 470 469 486 503 505 553 536 1,425 1,594 Net loan-loss provisions (221) (214) (194) (203) (233) (246) (240) (629) (718) Other (6) (11) (5) (8) (4) (6) (4) (22) (15) Underlying profit before taxes 243 244 288 293 267 301 292 774 860 Underlying consolidated profit 187 192 223 217 211 238 231 602 680 Underlying attributable profit 143 146 172 169 163 187 182 460 532 Net capital gains and provisions — — — — — — — — —Attributable profit 143 146 172 169 163 187 182 460 532 63

Mexico Million pesos 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 9M ‘16 9M ‘17 NII + Fee income 15,253 15,690 16,028 16,922 17,348 17,505 18,399 46,971 53,251 Gross income 15,745 16,054 16,647 17,645 17,779 18,706 18,677 48,447 55,163 Operating expenses (6,402) (6,479) (6,497) (6,922) (6,894) (7,386) (7,460) (19,378) (21,740) Net operating income 9,343 9,576 10,151 10,723 10,886 11,320 11,218 29,069 33,423 Net loan-loss provisions (4,399) (4,364) (4,062) (4,337) (5,032) (5,019) (5,015) (12,825) (15,066) Other (123) (233) (98) (161) (90) (131) (89) (454) (310) Underlying profit before taxes 4,821 4,979 5,990 6,225 5,764 6,170 6,113 15,790 18,047 Underlying consolidated profit 3,724 3,919 4,643 4,629 4,548 4,865 4,841 12,286 14,254 Underlying attributable profit 2,839 2,979 3,577 3,589 3,523 3,829 3,808 9,394 11,160 Net capital gains and provisions — — — — — — — — —Attributable profit 2,839 2,979 3,577 3,589 3,523 3,829 3,808 9,394 11,160 64

Chile € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 9M ‘16 9M ‘17 NII + Fee income 509 534 561 613 592 589 534 1,604 1,715 Gross income 556 577 616 672 645 644 604 1,749 1,893 Operating expenses (235) (237) (249) (265) (264) (260) (253) (721) (777) Net operating income 321 339 368 407 381 383 351 1,028 1,116 Net loan-loss provisions (109) (127) (146) (131) (122) (122) (108) (382) (352) Other 1 (1) 6 (35) 2 7 11 7 20 Underlying profit before taxes 213 211 228 241 261 267 255 653 783 Underlying consolidated profit 173 181 187 195 214 218 209 540 641 Underlying attributable profit 122 126 129 137 147 149 143 377 440 Net capital gains and provisions — — — — — — — — —Attributable profit 122 126 129 137 147 149 143 377 440 65

Chile Ch$ billion 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 9M ‘16 9M ‘17 NII + Fee income 393 409 414 441 413 430 403 1,216 1,247 Gross income 430 441 455 484 450 470 456 1,326 1,376 Operating expenses (182) (182) (184) (191) (184) (190) (191) (547) (565) Net operating income 248 260 272 293 266 280 265 780 811 Net loan-loss provisions (84) (98) (108) (94) (85) (89) (81) (290) (256) Other 1 (0) 5 (26) 1 5 8 6 15 Underlying profit before taxes 165 162 169 173 182 195 192 495 570 Underlying consolidated profit 134 138 138 140 149 159 158 410 466 Underlying attributable profit 94 96 95 98 103 109 108 286 320 Net capital gains and provisions — — — — — — — — —Attributable profit 94 96 95 98 103 109 108 286 320 66

United States (w/o Popular) € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 9M ‘16 9M ‘17 NII + Fee income 1,831 1,755 1,724 1,708 1,763 1,738 1,545 5,310 5,045 Gross income 1,968 1,888 1,867 1,809 1,879 1,880 1,604 5,723 5,363 Operating expenses (777) (774) (784) (864) (837) (845) (743) (2,335) (2,425) Net operating income 1,191 1,114 1,083 946 1,042 1,035 861 3,388 2,938 Net loan-loss provisions (861) (704) (776) (867) (811) (697) (634) (2,342) (2,142) Other (66) (13) (3) (8) (32) (24) (2) (82) (58) Underlying profit before taxes 264 397 304 71 199 314 225 965 737 Underlying consolidated profit 160 253 213 54 138 235 154 627 527 Underlying attributable profit 82 159 141 14 95 149 93 381 337 Net capital gains and provisions* — — — (32) — — — — — Attributable profit 82 159 141 (19) 95 149 93 381 337 (*).-Including: in 4Q16 restatement Santander Consumer USA 67

United States (w/o Popular) $ million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 9M ‘16 9M ‘17 NII + Fee income 2,018 1,983 1,925 1,838 1,877 1,912 1,820 5,926 5,608 Gross income 2,168 2,133 2,085 1,945 2,001 2,068 1,893 6,386 5,962 Operating expenses (856) (874) (875) (932) (891) (929) (875) (2,605) (2,696) Net operating income 1,312 1,259 1,210 1,013 1,109 1,138 1,018 3,781 3,266 Net loan-loss provisions (949) (797) (867) (935) (863) (768) (749) (2,613) (2,381) Other (72) (16) (3) (8) (34) (27) (4) (91) (65) Underlying profit before taxes 291 446 340 69 212 343 265 1,077 820 Underlying consolidated profit 177 285 238 54 147 257 182 700 585 Underlying attributable profit 90 178 157 12 101 163 111 425 375 Net capital gains and provisions* — — — (36) — — — — — Attributable profit 90 178 157 (24) 101 163 111 425 375 (*).-Including: in 4Q16 restatement Santander Consumer USA 68

Corporate Centre € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 9M ‘16 9M ‘17 NII + Fee income (173) (192) (201) (204) (198) (223) (227) (567) (648) Gross income (223) (244) (316) (282) (341) (340) (300) (784) (981) Operating expenses (126) (120) (104) (99) (119) (118) (118) (351) (356) Net operating income (349) (365) (421) (381) (460) (458) (419) (1,135) (1,337) Net loan-loss provisions 1 (5) 5 0 (5) (11) (22) 1 (37) Other (5) (55) (59) 44 (32) (53) (54) (118) (139) Underlying profit before taxes (353) (424) (474) (337) (497) (522) (494) (1,252) (1,513) Underlying consolidated profit (317) (418) (414) (298) (471) (561) (481) (1,149) (1,512) Underlying attributable profit (311) (418) (412) (299) (468) (563) (480) (1,140) (1,511) Net capital gains and provisions* — (186) — — — — (130) (186) (130) Attributable profit (311) (604) (412) (299) (468) (563) (610) (1,326) (1,641) (*).-Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs in 3Q17 equity stakes and intangible assets 69

Banco Popular 70

Banco Popular € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 2Q 17 3Q 17 9M ‘16 9M ‘17 NII + Fee income 140 584 724 Gross income 139 634 774 Operating expenses (96) (388) (484) Net operating income 43 247 290 Net loan-loss provisions (8) (38) (46) Other (20) 8 (12) Underlying profit before taxes 15 216 231 Underlying consolidated profit 11 167 178 Underlying attributable profit 11 168 178 Net capital gains and provisions* — (300) (300) Attributable profit 11 (132) (122) (*).-Including: in 3Q17 charges for integration costs 71

Content Group performance 9M´17 Business areas performance 9M´17 Concluding remarks Appendix Glossary

Glossary -Acronyms AFS: Available for sale P&L: Profit and loss Bn: Billion RoRWA: Return on risk-weighted assets CET1: Common equity tier 1 RWA: Risk-weighted assets C&I: Commercial and Industrial RoTE: Return on tangible equity DGF: Deposit guarantee fund SCF: Santander Consumer Finance FL: Fully-loaded SC USA: Santander Consumer USA EPS: Earning per share SGCB: Santander Global Corporate Banking GoFT: Gains on financial transactions SMEs: Small and Medium Enterprises LTV: Loan to Value SRF: Single Resolution Fund LLPs: Loan-loss provisions ST: Short term MXN: Mexican Pesos SVR: Standard variable rate NII: Net interest income TNAV: Tangible net asset value NIM: Net interest margin UF: Unidad de fomento(Chile) NPL: Non-performing loans y-o-y: Year on Year n.m.: Non meaningful UK: United Kingdom PBT: Profit before tax US: United States 73

Glossary –definitions PROFITABILITY AND EFFICIENCY RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) –intangible assets (including goodwill) RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets Efficiency: Operating expenses / gross income. Operating expenses defined as general administrative expenses + amortisations CREDIT RISK NPL ratio: Non-performing loans and customer advances, customer guarantees and contingent liabilities / total risk. Total risk is defined as: normal and non-performing balances of customer loans and advances, customer guarantees and contingent liabilities NPL coverage ratio: Provisions to cover losses due to impairment of customer loans and advances, customer guarantees and contingent liabilities / non-performing balances of customer loans and advances, customer guarantees and contingent liabilities Cost of credit: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12months CAPITALISATION Tangible net asset value per share –TNAV: Tangible stockholders’ equity / number of shares (excluding treasury shares). Tangible stockholders’ equity calculated as shareholders equity + accumulated other comprehensive income -goodwill -intangible assets Notes: 1) The averages for the RoTE and RoRWAdenominators are calculated on the basis of four months from June to September in the case of third quarter figures and ten months from December to September in the case of the nine months figures. 2) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoTE is the annualised underlying attributable profit (excluding non-recurring results), to which are added non-recurring results without annualising them. 3) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoRWAis the consolidated annualised result (excluding non-recurring results), to which is added non-recurring results without annualising them. 4) The risk-weighted assets included in the RoRWAdenominator are calculated in accordance with the criteria defined by the Capital Requirements Regulation (CRR). 74

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Item 5

BUSINESS PERFORMANCE

Summary Income Statement – Including Popular

	9M’17 (m)	9M’17 v 9M’16	9M’17 v 9M’16 (EX FX)	Q3’17 (m)	Q3’17 v Q3’16	Q3’17 v Q3’16 (EX FX)
GROSS INCOME	€36,330	+12%	+10%	€12,252	+11%	+14%
OPERATING EXPENSES	-€16,957	+8%	+7%	-€5,766	+10%	+13%
NET LOAN-LOSS PROVISIONS	-€6,930	-3%	-6%	-€2,250	-10%	-8%
PROFIT BEFORE TAX	€10,175	+20%	+19%	€3,591	+22%	+26%
UNDERLYING PROFIT	€5,592	+15%	+14%	€1,976	+17%	+20%
NON RECURRING ITEMS	-€515	+107%	+101%	-€515	—	—
ATTRIBUTABLE PROFIT	€5,077	+10%	+9%	€1,461	-14%	-10%

Results Summary

Banco Santander earned an attributable profit of €5,077 million during the first nine months of 2017, an increase of 10% compared to the same period last year after €515 million of one-off items. This was driven by further improvements in the quality and recurrence of the Group’s revenues, combined with good cost control and ongoing improvements in credit quality.

The Group continued to see positive trends across all businesses, with revenues increasing in eight of its ten core markets. Gross income increased by 12% to €36,330 million, +10% in constant euros (e.g. excluding the impact of exchange rate movements), with net interest income and fee income increasing by 12% and 15% respectively (+10% and +12% in constant euros).

During the third quarter the Group incurred a number of one-off charges, including a €300 million charge relating to the Popular integration (announced at the time of the acquisition), a €85 million charge relating to the integration of the retail and consumer franchises in Germany, and a €130 million charge relating to equity stakes, intangible assets and other items. Excluding these extraordinary items underlying profit increased by 14% in constant euros to €5,592 million.

Santander continued to help people and businesses prosper, with the number of loyal customers (people who see Santander as their main bank) growing by 1.7 million since 30 September 2016 to 16.5 million (excl. Popular). Lending and customer funds were up by 1% and 8% respectively in constant euros over the same period.

The number of customers using digital services increased by more than 4 million over the last 12 months to 24.2 million (excl. Popular). This progression in digital transformation, combined with strong cost discipline, allowed Santander to maintain its position as one of the most efficient banks in the world. The Group’s cost/income ratio, a key measure of efficiency, remained stable at 46.3% (excl. Popular).

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A balanced presence across both mature and emerging markets remains one of Santander’s key strengths, with underlying profit increasing in nine of the Group’s ten core markets. In the first nine months of 2017 Europe contributed 52% of Group profit and the Americas 48%. The lending book also remains well diversified across business segments and geographies.

1. Excluding corporate centre, and Spain real estate activities. 2. Loans excluding repos. 3. Popular included (2%).

Credit quality continued to improve with non-performing loans (NPL) reducing to 4.24%, down from 5.37% at 30 June 2017, due mainly to the agreement to sell the €30 billion Popular real estate asset portfolio. Excluding Popular the NPL ratio reduced to 3.51%.

The Group delivered strong growth across all key shareholder measures. Over the last 12 months underlying return on tangible equity, a key measure of profitability, has increased by 90 basis points to 11.8% incl. Popular, among the best of our peers. Tangible net asset value per share increased by 2% to €4.20, and earnings per share increased by 6% to €0.316 (+11% on an underlying basis).

Santander continued to grow capital organically during the period with the fully loaded CET1 ratio increasing to 10.80%, up 8 basis points since 30 June 2017. This is significantly higher than the expected minimum regulatory capital requirement for 2019 (9.5%). Excluding one-off items the CET1 ratio would have increased to 10.86%.

Country Summary (9M’17 v 9M’16)

In Brazil attributable profit increased by 49% to €1,902 million (+34% in constant euros), with ongoing investment in the customer experience driving an increase in lending volume (+9% year-on-year) and customers funds (+26% year-on-year). During the quarter loan loss provisions remained stable while the cost of credit improved, helping further strengthen the Bank’s profitability relative to peers.

In the UK attributable profit was €1,201 million, in line with the same period last year (+8% in constant euros) excluding the extraordinary gains made from the disposal of the stake in Visa Europe in Q2’16. Revenues increased year-on-year by 8.4% in constant euros as the number of 1|2|3 customers continued to grow as well as retail current account balances and loans and deposits to UK companies. Credit quality remains strong.

Corporate Communications	2
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www.santander.com - Twitter: @bancosantander

Santander Consumer Finance continues to be a market leader in Europe, with business growing above its peers. Growth in net interest income, coupled with an NPL ratio which remains at record lows, resulted in underlying profit increasing by 14% in constant euros, to €943 million. Including the one-off item registered in the third quarter, attributable profit stood at €858 million.

In Spain, excluding Popular, attributable profit increased by 61% to €914 million after 2016 was impacted by a net charge of €216 million. Excluding this charge profit increased by 16% as the 1|2|3 strategy continued to attract new customers and drive an increase in transactions. The business delivered solid growth in new lending, with a 30% increase in mortgages and 14% increase in consumer lending. Non-performing loans have decreased over the past 12 months by 83bps to 4.99% of total loans.

Banco Popular generated an attributable loss of €122 million due to a charge of €300 million taken in the third quarter of 2017 to cover integration costs. During the quarter the Group achieved a number of important milestones to support the acquisition of Popular: completing the €7,072 million capital raise; agreeing to sell 51% of Popular’s real estate business to Blackstone; rebranding the branch network and making Santander’s ATM network available to Popular customers. The Banco Popular loyalty bond for customers who acquired Popular shares between May 26th and June 21st, 2016, has now been accepted by more than 60% of the maximum possible issuance amount.

In Mexico attributable profit increased by 16% to €532 million (+19% in constant euros) fuelled by higher interest rates and growth in loans and demand deposits. A focus on strategic commercial initiatives, including Santander Plus, coupled with significant investment in systems and infrastructure helped increase loyal customers while also improving efficiency.

In Chile attributable profit increased by 17% to €440 million (+12% in constant euros) as revenues increased and loan loss provisions fell. During the quarter the business launched the first 100% digital on-boarding system in Chile.

In the US (excluding Popular), attributable profit fell by 12% to €337 million (also -12% in constant euros) due, in part, to the impact of the hurricanes in Dallas, Florida and Puerto Rico. Santander Bank continued to make progress in improving its profitability, with the net interest margin increasing by 49bps to 2.6% and further improvements in operating efficiency. Santander Consumer USA maintained good profitability with a ROTE of 15%, despite the shift in business mix toward a lower risk profile, which is temporarily affecting revenues and volumes.

In Portugal (excluding Popular) attributable profit increased by 15% to €336 million as the commercial transformation programme continued to drive an increase in loyal customers (up 24% year-on-year). Active loan portfolio management helped improve the cost of credit and reduce the non-performing loan ratio to 6.93%, down from a 10.46% peak following the integration of Banif. During the quarter Santander became the first bank to issue a 10-year covered bond in Portugal since 2010.

In Argentina attributable profit increased by 5% to €263 million (+17% in constant euros) due to an increase in customer revenues as the business gained lending market share, and ongoing cost control discipline. The integration of Citibank’s retail business completed in August, as scheduled.

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comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

In Poland attributable profit fell 8% to €219 million (-10% in constant euros) due to gains made during 2016 relating to the sale of the stake in Visa Europe and the negative regulatory impacts. Profit before tax increased by 11% (+9% in constant euros) fuelled by good growth in commercial revenues, better efficiency and lower provisions.

About Banco Santander

Banco Santander is the largest bank in the Eurozone with a market capitalisation of €94,752 million at 29 September 2017. It has a strong and focused presence in 10 core markets across Europe and the Americas with more than 4 million shareholders and 200,000 employees serving 132 million customers.

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KEY CONSOLIDATED DATA — INCLUDING BANCO POPULAR

Balance sheet (€ million)	Sep’17	Jun’17%		Sep’17	Sep’16%		Dec’16

Total assets	1,468,030	1,445,260	1.6	1,468,030	1,329,538	10.4	1,339,125
Net customer loans	854,686	861,221	(0.8)	854,686	773,290	10.5	790,470
Customer deposits	778,852	764,336	1.9	778,852	667,439	16.7	691,111
Total Customer funds	988,386	969,778	1.9	988,386	846,488	16.8	873,618
Total equity	108,723	100,955	7.7	108,723	101,122	7.5	102,699

Note: Total customer funds included customer deposits, mutual funds, pension funds, managed portfolios and insurance premiums.
Income statement (€ million)	3Q’17	2Q’17%		9M’17	9M’16%		2016

Net interest income	8,681	8,606	0.9	25,689	22,992	11.7	31,089
Gross income	12,252	12,049	1.7	36,330	32,565	11.6	43,853
Net operating income	6,486	6,401	1.3	19,373	16,931	14.4	22,766
Underlying profit before taxes*	3,591	3,273	9.7	10,175	8,451	20.4	11,288
Underlying attributable profit to the Group*	1,976	1,749	13.0	5,592	4,855	15.2	6,621
Attributable profit to the Group	1,461	1,749	(16.4)	5,077	4,606	10.2	6,204

Changes w/o FX:    Quarterly: NII: +4.9%; Gross income: +5.7%; Net operating income: +5.6%; Underlying attributable profit: +18.0%; Attributable profit: -11.7%

Year-on-year: NII: +9.7%; Gross income: +9.6%; Net operating income: +11.7%; Underlying attributable profit: +14.2%; Attributable profit: +9.4%

EPS**, profitability and efficiency (%)	3Q’17	2Q’17%		9M’17	9M’16%		2016

Underlying EPS (euro) *	0.118	0.112	5.6	0.350	0.315	11.2	0.429
EPS (euro)	0.084	0.112	(24.7)	0.316	0.298	6.1	0.401
RoE	7.87	7.74		7.54	7.05		6.99
Underlying RoTE*	12.10	11.46		11.80	10.92		11.08
RoTE	11.31	11.46		10.99	10.50		10.38
RoA	0.61	0.63		0.59	0.56		0.56
Underlying RoRWA*	1.50	1.43		1.47	1.34		1.36
RoRWA	1.42	1.43		1.39	1.30		1.29
Efficiency ratio (with amortisations)	47.1	46.9		46.7	48.0		48.1

Solvency and NPL ratios (%)	Sep’17	Jun’17%		Sep’17	Sep’16%		Dec’16
CET1 fully-loaded	10.80	9.58		10.80	10.47		10.55
CET1 phase-in	12.18	10.98		12.18	12.44		12.53
NPL ratio	4.24	5.37		4.24	4.15		3.93
Coverage ratio	65.8	67.7		65.8	72.7		73.8

Market capitalisation and shares	Sep’17	Jun’17%		Sep’17	Sep’16%		Dec’16

Shares (millions)	16,041	14,582	10.0	16,041	14,434	11.1	14,582
Share price (euros)**	5.907	5.697	3.7	5.907	3.882	52.2	4.877
Market capitalisation (€ million)	94,752	84,461	12.2	94,752	56,973	66.3	72,314
Tangible book value per share (euro)**	4.20	4.11		4.20	4.11		4.15
Price / Tangible book value (X)**	1.41	1.40		1.41	0.94		1.17
P/E ratio (X)**	12.77	12.28		12.77	9.78		12.18

Other data	Sep’17	Jun’17%		Sep’17	Sep’16%		Dec’16

Number of shareholders	4,070,187	4,019,706	1.3	4,070,187	3,920,700	3.8	3,928,950
Number of employees	200,949	201,596	(0.3)	200,949	189,675	5.9	188,492
Number of branches	13,704	13,825	(0.9)	13,704	12,391	10.6	12,235

(*)  Excluding non-recurring net capital gains and provisions

(**) Data including the capital increase in July 2017

Note: The financial information in this report has been approved by the Bank’s Board of Directors following a favourable report from the Audit Committee.

The financial information in this report includes alternative performance measures (APM). Detailled information on these measures is included at the end of the Q3’17 financial report.

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www.santander.com - Twitter: @bancosantander

Important Information:

In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this press release includes certain alternative performance measures as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/2015/1415es) as well as Non-IFRS measures. The APMs and Non-IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited. These APMs and Non-IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS. Moreover, the way the Santander Group defines and calculates these APMs and Non-IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable. Please refer to the quarterly financial Report for further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFR, see Section 26 of the Documento de Registro de Acciones for Banco Santander filed with the CNMV on July 4, 2017 (available on the Web page of the CNMV -www.cnmv.es- and at Banco Santander -www.santander.com) and Item 3A of the Annual Report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission on March 31, 2017 (the “Form 20-F”). For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see note 2(a) to our consolidated financial statements on Form 20-F and to our consolidated financial statements available on the CNMV’s website (www.cnmv.es) and on Banco Santander’s website (www.santander.com).

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Banco Santander, S.A. (“Santander”) cautions that this press release contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RORAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, industry, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. Numerous factors, including those reflected in the Annual Report on Form 20-F filed with the Securities and Exchange Commission of the United States of America (the “Form 20-F” and the “SEC”, respectively) on March 31, 2017 and the Periodic Report on Form 6-K for the six months ended June 30, 2017 filed with the SEC on October 5, 2017 (the “Form 6-K”) –under “Key Information-Risk Factors”- and in the Documento de Registro de Acciones filed with the Spanish Securities Market Commission (the “CNMV”) –under “Factores de Riesgo”- could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this press release and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise

The information contained in this press release is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the press release. No investment activity should be undertaken only on the basis of the information contained in this press release. In making this press release available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this press release nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this press release is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this press release should be construed as a profit forecast.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: October 27, 2017	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer